UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note Regarding Revised Financial Information	4
Exhibit A – Revised Audited Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011	F-1

REVISED AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s revised audited consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (the “Consolidated Financial Statements”), as well as revising certain related information in the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, for the reasons described herein. See “Explanatory Note Regarding Revised Financial Information.” The Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

EXPLANATORY NOTE REGARDING REVISED FINANCIAL INFORMATION

Exhibit A hereto contains our revised audited consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (the “Consolidated Financial Statements”). The consolidated financial statements in this exhibit supersede the audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2013 (our “Annual Report”).

The Consolidated Financial Statements have been revised to reflect certain changes in the financial information for our financial services operations in Chile. On June 20, 2014, Cencosud S.A. (“Cencosud” or the “Company”), together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement (the “Joint Venture Framework Agreement”) with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile (hereinafter, the “Business”). The Joint Venture Framework Agreement provides that the Business shall be operated through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a subsidiary of Cencosud that is in the business of issuing credit cards, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda., or other companies to be established by Cencosud for purposes of the Joint Venture Framework Agreement, to assist in developing the Business, including information processing and collection activities related thereto (together with CAT, hereinafter, the “Subject Companies”). As part of the agreement, Scotiabank Chile will acquire a fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest of each of the Subject Companies.

Cencosud prepares and reports its financial statements under IFRS. Under IFRS Standard N 5 (“IFRS 5”), “Disposal of subsidiaries, business and non-current assets”, the Subject Companies, which comprise the Chilean portion of our financial services segment, are considered as from June 20, 2014, as “Assets held for sale” as a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Joint Venture Framework Agreement and the occurrence of such transaction is deemed highly probable by management.

IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets shall cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, and be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or in the financial statements themselves. IFRS 5 requires that a company “re-present” its financial disclosure of discontinued operations for all prior periods presented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented. Accordingly, our consolidated financial information for the three years ended December 31, 2013, 2012 and 2011 have been revised to present the results of operations of the financial services segment in Chile as discontinued operations.

The revised Consolidated Financial Statements were prepared by management on January 26, 2015, solely to give retroactive effect to the discontinued operations of the financial services segment in Chile, and not to reflect any other subsequent events since March 28, 2014, the date on which the financial statements were approved by the Board of Directors.

In this Form 6-K, Cencosud has included its revised Consolidated Financial Statements. The Company has also revised the following information in our Annual Report:

•	Certain disclosure regarding reconciliation of non-IFRS figures in “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures” has been revised as described herein to reflect revisions to the “Financial Services” line item and related figures.

•	Certain disclosure in Item 3A: “Key Information—Selected Financial Data” has been revised as described herein to reflect revisions to the “Financial Services” line item and related figures derived therefrom.

•	Certain disclosure in Item 5A: “Operating and Financial Review and Prospects—Operating results,” Item 5B: “—Liquidity and Capital Resources” and Item 5F: “—Tabular disclosure of Contractual Obligations” have been revised as described herein to reflect revisions to the “Financial Services” line item and related figures derived therefrom as well as revisions to certain classifications related thereto.

•	Certain other financial and other information included in our Annual Report that are being updated to account for the revised presentation described above.

Other information presented in our Annual Report is deemed to have changed to the extent affected by the changes described herein.

Other than the foregoing, no items of our Annual Report are being revised by this filing. Information in our Annual Report is generally stated as of December 31, 2013, and this filing does not reflect any subsequent information or events. The financial information in this 6-K should be read in conjunction with our Annual Report.

Only financial information for the years ended December 31, 2013, 2012 and 2011 have been revised to present the results of operations of the financial services segment in Chile as discontinued operations. Financial information for the years ended December 31, 2010 and 2009 has not been revised herein and is not being disclosed in this report. As a result, such information is not comparable to the information that has been revised and presented herein.

References to the terms “Cencosud S.A.,” “we,” “us,” “our” and “our company” refer to the registrant, Cencosud S.A., a corporation organized under the form of a sociedad anónima under the laws of Chile, and its consolidated subsidiaries, unless otherwise indicated.

The following pages contain the revised information to our Annual Report described above.

SPECIAL NOTE REGARDING NON-IFRS FINANCIAL MEASURES

This report makes reference to certain non-IFRS measures, namely EBIT from continuing operations, EBITDA from continuing operations and Adjusted EBITDA from continuing operations. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA represents EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with supplemental measures of our operating performance.

We believe EBIT, EBITDA and Adjusted EBITDA are important supplemental measures of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results.

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock.

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, none of EBIT, EBITDA or Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementarily. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA from continuing operations and to Adjusted EBITDA from continuing operations is set forth below:

	Year ended December 31,
	2013	2013	2012	2011
	(in millions of U.S.$)	(in millions of Ch$)
Profit attributable to controlling shareholders	460	241,573	216,911	241,329
Profit attributable to non-controlling shareholders	—	(166)	2,851	10,559
Profit from continuing operations	460	241,408	219,762	251,888
Financial expense (net)	415	217,857	170,399	105,054
Income tax charge	179	94,068	92,226	111,305
EBIT from continuing operations	1,055	553,333	482,387	468,247
Depreciation and amortization	356	186,576	138,941	117,498
EBITDA from continuing operations	1,410	739,909	621,328	585,745
Exchange differences	48	25,054	12,053	(1,577)
Increase on revaluation of investment properties(1)	(181)	(95,110)	(98,633)	(72,798)
(Losses) gains from indexation	36	18,885	23,538	27,641
Adjusted EBITDA from continuing operations	1,313	688,738	558,285	539,011
As a % of revenues
Profit from continuing operations	2.38%	2.38%	2.46%	3.41%
Financial income (expenses)	2.15%	2.15%	1.91%	1.42%
Income tax charge	0.93%	0.93%	1.03%	1.51%
EBIT from continuing operations	5.46%	5.46%	5.40%	6.34%
Depreciation and amortization	1.84%	1.84%	1.56%	1.59%
EBITDA from continuing operations	7.30%	7.30%	6.96%	7.93%
Exchange differences	0.25%	0.25%	0.14%	(0.02)%
Increase on revaluation of investment properties(1)	(0.94)%	(0.94)%	(1.11)%	(0.99)%
(Losses) gains from indexation	0.19%	0.19%	0.26%	0.37%
Adjusted EBITDA from continuing operations	6.80%	6.80%	6.26%	7.30%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
					Continuing Operations		Continuing Operations
	Year ended December 31, 2013 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	288,254	249,086	80,042	24,754	40,046	(440,609)	241,573
Profit attributable to non-controlling shareholders	—	—	—	—	—	(166)	(166)
Net Income	288,254	249,086	80,042	24,754	40,046	(440,775)	241,408
Financial expense (net)	—	—	—	—	—	217,857	217,857
Income tax charge	—	—	—	—	—	94,068	94,068
EBIT from continuing operations	288,254	249,086	80,042	24,754	40,046	(128,850)	553,333
Depreciation and amortization	130,205	3,950	19,481	24,610	1,776	6,554	186,576
EBITDA from continuing operations	418,459	253,035	99,523	49,364	41,822	(122,296)	739,909
Exchange differences	—	—	—	—	—	25,054	25,054
Increase on revaluation of investment properties(1)	—	(95,110)	—	—	—	—	(95,110)
Losses from indexation	—	—	—	—	—	18,885	18,885
Adjusted EBITDA from continuing operations	418,459	157,925	99,523	49,364	41,822	(78,357)	688,738
As a % of revenues	5.4%	76.9%	8.5%	5.1%	51.2%	N.A.	6.8%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
					Continuing Operations		Continuing Operations
	Year ended December 31, 2012 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	314,538	222,701	73,646	20,231	(9,431)	(404,773)	216,911
Profit attributable to non-controlling shareholders	—	—	—	—	—	2,851	2,851
Net Income	314,538	222,701	73,646	20,231	(9,431)	(401,923)	219,762
Financial expense (net)	—	—	—	—	—	170,399	170,399
Income tax charge	—	—	—	—	—	92,226	92,226
EBIT from continuing operations	314,538	222,701	73,646	20,231	(9,431)	(139,298)	482,387
Depreciation and amortization	89,454	2,606	17,740	22,896	955	5,290	138,941
EBITDA from continuing operations	403,992	225,307	91,386	43,127	(8,476)	(134,008)	621,328
Exchange differences	—	—	—	—	—	12,053	12,053
Increase on revaluation of investment properties(1)	—	(98,633)	—	—	—	—	(98,633)
Losses from indexation	—	—	—	—	—	23,538	23,538
Adjusted EBITDA from continuing operations	403,992	126,674	91,386	43,127	(8,476)	(98,418)	558,285
As a % of revenues	6.0%	73.6%	8.6%	4.9%	N.A.	N.A.	6.3%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
					Continuing Operations		Continuing Operations
	Year ended December 31, 2011 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	299,605	170,391	67,291	29,698	6,964	(332,621)	241,329
Profit attributable to non-controlling shareholders	—	—	—	—	—	10,559	10,559
Net Income	299,605	170,391	67,291	29,698	6,964	(322,062)	251,888
Financial expense (net)	—	—	—	—	—	105,054	105,054
Income tax charge	—	—	—	—	—	111,305	111,305
EBIT from continuing operations	299,605	170,391	67,291	29,698	6,964	(105,703)	468,247
Depreciation and amortization	76,559	2,344	16,501	17,292	261	4,541	117,498
EBITDA from continuing operations	376,164	172,735	83,792	46,990	7,225	(101,162)	585,745
Exchange differences	—	—	—	—	—	(1,577)	(1,577)

Increase on revaluation of investment properties(1)	—	(72,798)	—	—	—	—	(72,798)
Losses from indexation	—	—	—	—	—	27,641	27,641
Adjusted EBITDA from continuing operations	376,164	99,937	83,792	46,990	7,225	(75,097)	539,011
As a % of revenues	6.8%	77.0%	8.8%	6.8%	15.9%	N.A.	7.3%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

Item 3. Key Information

A. SELECTED FINANCIAL DATA

	Year ended December 31,
Income statement data:	2013	2013	2012	2011
	(in millions of U.S.$)	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	14,643	7,682,064	6,733,610	5,556,271
Home improvement stores	2,243	1,176,890	1,063,086	948,641
Department stores	1,850	970,360	886,075	690,772
Shopping centers	391	205,331	172,104	129,727
Financial services	156	81,651	58,454	45,314
Other(1)	34	17,861	12,022	11,520
Total revenues from ordinary activities	19,317	10,134,158	8,925,351	7,382,246

Cost of sales:
Supermarkets	(10,999)	(5,770,070)	(5,057,477)	(4,177,664)
Home improvement stores	(1,501)	(787,402)	(711,500)	(647,337)
Department stores	(1,337)	(701,530)	(644,667)	(499,413)
Shopping centers	(44)	(23,341)	(27,212)	(19,448)
Financial services	(49)	(25,938)	(21,082)	(14,028)
Other (1)	(7)	(3,451)	(2,294)	(5,421)
Total cost of sales	(13,937)	(7,311,732)	(6,464,234)	(5,363,313)

Gross profit:
Supermarkets	3,645	1,911,994	1,676,132	1,378,607
Home improvement stores	742	389,487	351,586	301,303
Department stores	512	268,830	241,406	191,359
Shopping centers	347	181,991	144,890	110,278
Financial services	106	55,713	37,372	31,286
Other(1)	27	14,410	9,727	6,099
Total gross profit	5,380	2,822,426	2,461,116	2,018,933

Administrative expenses, distribution costs and other expenses	(4,518)	(2,370,101)	(2,048,390)	(1,602,881)
Other revenues by function	206	108,291	107,011	85,107
Participation in earnings of associates	20	10,289	5,642	5,779
Financial income	11	5,999	8,231	10,713

	Year ended December 31,
Income statement data:	2013	2013	2012	2011
	(in millions of U.S.$)	(in millions of Ch$)
Financial expenses	(427)	(223,856)	(178,631)	(115,767)
Other earnings	50	26,366	(7,403)	(12,626)
Exchange differences	(48)	(25,054)	(12,053)	1,577
Losses from indexation	(36)	(18,885)	(23,538)	(27,641)
Income (loss) before taxes	639	335,476	311,988	363,193
Income tax charge	(179)	(94,068)	(92,226)	(111,305)
Profit from continuing operations	460	241,408	219,762	251,888
Profit from discontinued operations	16	8,357	33,047	33,004
Net income	476	249,765	252,809	284,892
Profit attributable to non-controlling shareholders	—	(165)	2,851	10,559
Profit attributable to controlling shareholders	476	249,930	249,959	274,333
Net earnings attributable to shareholders per share for continuing operations:
Basic(2)	0.17	87.40	93.20	106.60
Diluted(2)	0.17	86.80	92.30	105.50
Net earnings attributable to shareholders per share for discontinued operations
Basic(2)	0.0057	3.0	14.2	14.6
Diluted(2)	0.0057	3.0	14.1	14.4
Capital Stock	4,425	2,321,380	1,551,811	927,804
Number of Shares
Total number of Shares	2,828,723,963	2,828,723,963	2,507,103,215	2,264,103,215
Dividends per share:
Basic(2)	0.0402	28.85	22.88	34.65
Diluted(2)	0.0398	28.64	22.66	34.31

(1)	Includes the results of our Aventura entertainment centers, our loyalty programs and corporate back-office operations. See “Item 4. Information on the Company—B. Business Overview—Our Company” in our Annual Report.
(2)	In U.S. dollars and Chilean pesos.

In November 2012, we completed the acquisition of Carrefour’s supermarket operations in Colombia. See “Item 4. Information on the Company—A. History and Development of the Company—History” in our Annual Report.

	Year ended December 31,
	2013	2013	2012	2011
	(in millions of U.S.$) (1)	(in millions of Ch$)(1)
Cash Flow Data for Continuing Operations
Net cash provided by (used in):
Operating activities	576	302,066	668,273	537,614

	Year ended December 31,
	2013	2013	2012	2011
	(in millions of U.S.$) (1)	(in millions of Ch$)(1)
Investing activities	(590)	(309,367)	(1,876,091)	(622,648)
Financing activities	(75)	(115,918)	1,255,427	108,660
Other Financial Information
Capital expenditures	(607)	(318,597)	(575,228)	(616,336)
Depreciation and amortization	356	186,576	138,941	117,498
Adjusted EBITDA(2)	1,312	688,738	558,285	539,011
Financial Ratios
Gross margin(3)	27.9%	27.9%	27.6%	27.3%
Net margin(4)	2.4%	2.4%	2.5%	3.4%
Current ratio(5)	0.82x	0.82x	0.69x	0.88x

(1)	Except financial ratios and percentages.
(2)	See “Special Note Regarding Non-IFRS Financial Measures” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.
(3)	Consolidated gross profit divided by consolidated revenues from ordinary activities.
(4)	Consolidated net income divided by consolidated revenues from ordinary activities.
(5)	Consolidated current assets divided by consolidated current liabilities.

	Year ended December 31,
	2013	2013	2012	2011
	(in millions of U.S.$)	(in millions of Ch$)
Cash Flow Data for Discontinued Operations
Net cash provided by (used in):
Operating activities	120	62,717	50,442	30,125
Investing activities	(21)	(11,141)	2,524	(1,105)
Financing activities	17	8,888	(9,349)	(19,053)
Other Financial Information for Discontinued Operations
Depreciation and amortization	5	2,462	2,510	2,676

	Year ended December 31,
Comprehensive income:	2013	2013	2012	2011
	(in millions of U.S.$)	(in millions of Ch$)
Comprehensive income attributable to controlling shareholders	180.56	94,725	34,002	357,049
Comprehensive (loss) income attributable to non-controlling shareholders	(0.32)	(168)	(5,354)	12,865
Total comprehensive income	180.24	94,557	28,648	369,913

Item 5. Operating and Financial Review and Prospects

A. OPERATING RESULTS

Trends and factors affecting our results of operations

Joint Venture

On June 20, 2014, the Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into the Joint Venture Framework Agreement with BNS and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile. The Joint Venture Framework Agreement provides that the Business shall be operated through the Subject Companies. As part of the agreement, Scotiabank Chile will acquire a fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest of each of the Subject Companies.

Cencosud prepares and reports its financial statements under IFRS. Under IFRS 5, “Disposal of subsidiaries, business and non-current assets”, the Subject Companies, which comprise the Chilean portion of our financial services segment, are considered as from June 20, 2014, as “Assets held for sale” as a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Joint Venture Framework Agreement and the occurrence of such transaction is deemed highly probable by management.

IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets shall cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, and be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or in the financial statements themselves. Accordingly, our consolidated financial information for the three years ended December 31, 2013, 2012 and 2011 has been revised to present the result of operations of the financial services segment in Chile as discontinued operations.

Year ended December 31, 2013 as compared to year ended December 31, 2012

The following table presents, for the periods indicated, certain items of our statement of income:

	Year ended December 31,
	2013	2012	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	7,682,064	6,733,610	14.1%
Home improvement stores	1,176,890	1,063,086	10.7%
Department stores	970,360	886,075	9.5%
Shopping centers	205,332	172,104	19.3%
Financial services	81,651	58,454	39.7%
Other	17,861	12,022	48.6%
Total revenues from ordinary activities	10,134,158	8,925,351	13.5%

Cost of sales:
Supermarkets	(5,770,070)	(5,057,477)	14.1%
Home improvement stores	(787,402)	(711,500)	10.7%
Department stores	(701,530)	(644,668)	8.8%
Shopping centers	(23,341)	(27,213)	(14.2)%
Financial services	(25,938)	(21,082)	23.0%
Other	(3,451)	(2,294)	50.4%
Total cost of sales	(7,311,732)	(6,464,234)	13.1%

Gross profit:
Supermarkets	1,911,994	1,676,133	14.1%
Home improvement stores	389,487	351,586	10.8%
Department stores	268,830	241,407	11.4%
Shopping centers	181,991	144,891	25.6%
Financial services	55,713	37,372	49.1%
Other	14,410	9,728	48.1%
Total gross profit	2,822,426	2,461,117	14.7%

Administrative expenses, distribution costs and other expenses	(2,370,101)	(2,048,390)	15.7%
Other revenues by function	108,291	107,011	1.2%
Participation in earnings of associates	10,289	5,642	82.4%
Financial income	5,999	8,231	(27.1)%
Financial expenses	(223,856)	(178,631)	25.3%
Other earnings	26,366	(7,403)	N/A
Exchange differences	(25,054)	(12,053)	107.9%
Losses from indexation	(18,885)	(23,538)	(19.8)%
Income (loss) before taxes	335,476	311,988	7.5%
Income tax charge	(94,068)	(92,226)	2.0%
Profit from continuing operations	241,408	219,762	9.8%
Profit from discontinued operations	8,357	33,047	(74.7)%
Net income	249,765	252,809	(1.2)%
Profit attributable to non-controlling shareholders	(166)	2,851	(105.8)%
Profit attributable to controlling shareholders	249,930	249,959	0.0%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased Ch$1,208,807 million, or 13.5%, to Ch$10,134,158 million for the year ended December 31, 2013, from Ch$8,925,351 million for the same period in 2012, as a result of (i) an increase of Ch$948,454 million, or 14.1%, in revenue in the supermarket segment, (ii) an increase of Ch$113,804 million, or 10.7%, in revenue in our home improvement stores, (iii) an increase of Ch$84,285 million, or 9.5%, in revenue in our department store business, (iv) an increase of Ch$33,228 million, or

19.3%, in revenue from our shopping center segment and (v) an increase of Ch$23,197 million, or 39.7%, in revenue in our financial services business as a result of its expansion in Peru and the addition of financial services in Colombia to the segment.

Financial services

Our consolidated revenues from ordinary activities from our financial services increased Ch$23,197 million, or 39.7%, to Ch$81,651 million for the year ended December 31, 2013 from Ch$58,454 million for the same period in 2012, due to portfolio expansion in our markets.

Cost of sales

Our consolidated cost of sales increased Ch$847,498 million, or 13.1%, to Ch$7,311,732 million for the year ended December 31, 2013 from Ch$6,464,234 million for the same period in 2012, primarily due to the increase in sales reported in the period. The main increase was seen in our supermarket segment following the consolidation of our Colombian operations. Cost of sales as a percentage of sales decreased by 0.3% in 2013 compared to 2012 as a result of better cost management by our shopping center and department store segments.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services segment increased 23.0%, or Ch$4,856 million, to Ch$25,938 million for the year ended December 31, 2013 from Ch$21,082 million for the same period in 2012, due to portfolio expansion.

Gross profit

Our consolidated gross profit increased 15%, or Ch$361,309 million, to Ch$2,822,426 million for the year ended December 31, 2013 from Ch$2,461,117 million for the same period in 2012, primarily due to gross profit improvements in all segments.

Our consolidated gross profit as a percentage of revenues from ordinary activities increased 0.3% to 27.9% for the year ended December 31, 2013 from 27.6% for the same period in 2012.

Financial services

Our consolidated gross profit in our financial services segment increased Ch$18,341 million, or 49.1%, to Ch$55,713 million for the year ended December 31, 2013 from Ch$37,372 million for the same period in 2012, as a result of (i) an increase of Ch$7,996 million in Peru as a result of a greater loan portfolio and (ii) the greater contribution to financial services from our Colombian operations, which added Ch$7,156 million as a result of having a full year´s contribution to the segment.

Other revenues by function

Our consolidated other revenues by function increased by Ch$1,280 million, to Ch$108,291 million for the year ended December 31, 2013 from Ch$107,011 million for the same period in 2012, as a result of an increase in the fair value of investment properties in 2013 when compared to 2012.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased Ch$321,711 million, or 16%, to Ch$2,370,101 million for the year ended December 31, 2013 from Ch$2,048,390 million for the same period in 2012, which exceeded the revenue increase from ordinary activities of 13.5% as a result of real wage increases in the period in most of our segments.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2013	2012	% Change
	(in millions of Ch$)
Other earnings (losses)	26,366	(7,403)	N/A
Financial income	5,999	8,231	(27)%
Financial expenses	(223,856)	(178,631)	25%
Exchange differences	(25,054)	(12,053)	108%
Losses from indexation	(18,885)	(23,538)	(20)%
Total losses from financial and other activities	(235,430)	(213,394)	10%

Our consolidated losses from financial and other activities increased by Ch$22,036 million, to a loss of Ch$235,430 million for the year ended December 31, 2013 from a loss of Ch$213,394 million for the same period in 2012. This increase was primarily due to the following factors:

•	An increase in financial expenses of Ch$45,225 million, resulting in financial expenses of Ch$223,856 for the year ended December 31, 2013 compared to financial expenses of Ch$178,631 million for the same period of 2012 as a result of lower cash on hand, and a higher debt load used to fund the company’s growth strategy, which mainly related to acquisitions; and

•	An increase in exchange rate differences of Ch$13,001 million, resulting in a loss of Ch$25,054 million for the year ended December 31, 2013 compared to a loss of Ch$12,053 for the same period in 2012, as a result of the devaluation of local currencies against the U.S. dollar;

which were partially offset by:

•	A decrease in losses stemming from indexation of Ch$4,653 million, resulting in a loss of Ch$18,885 million for the year ended December 31, 2013, compared to a loss of Ch$23,538 for the same period of 2012, as a result of a lower inflation rate in Chile; and

•	Higher earnings related to the fair value of cross currency swaps being booked under other earnings (losses) connected to the hedging of our U.S.$ denominated debt.

Income tax charge

For the year ended December 31, 2013, we had an income tax expense of Ch$94,068 million, compared to an income tax expense of Ch$92,226 million for the same period in 2012. This increase of Ch$1,842 million was due to better business performance.

Profit (loss) attributable to controlling shareholders

As a result of the above factors, our net earnings decreased Ch$28 million, or 0%, to Ch$249,930 million for the year ended December 31, 2013 from Ch$249,959 million for the same period in 2012. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 2.5% for the year ended December 31, 2013 from 2.8% for the same period in 2012.

Year ended December 31, 2013 as compared to year ended December 31, 2012 for Discontinued Operations

The following table presents, for the periods indicated, certain items of the statement of income for our discontinued operations:

	Year Ended December 31,
	2013	2012	% Change
	(in millions of Ch$)
Revenues from discontinued operations:
Total revenues	206,882	223,726	(7.5)%
Cost of sales from discontinued operations:
Total cost of sales	(59,817)	(83,598)	28.4%
Gross profit from discontinued operations:
Total gross profit	147,065	140,129	49.5%
Administrative expenses, distribution costs and other expenses	(90,339)	(73,432)	23%
Other revenues by function	422	99	326%
Other gains (losses)	16	34	(52)%
Results from operating activities	57,164	66,830	(14)%
Financial income	(145)	(121)	19%
Financial expenses	(34,829)	(32,391)	8%
Participation in profit or loss of equity method associates	—	(2,695)	N/A
Exchange differences	(9,670)	9,373	N/A
Losses from indexation	(2,074)	(2,378)	(13)%
Income (loss) before taxes	10,447	41,310	(75)%
Income tax charge	(2,089)	(8,262)	(75)%
Profit (loss)	8,357	33,050	(75)%
Basic earnings (loss) per share	3.0	14.2	(78.9)%
Diluted earnings (loss) per share	3.0	14.1	(78.8)%

Revenues from discontinued operations

Our consolidated revenues from discontinued operations decreased Ch$16,844 million, or 7.5%, to Ch$206,882 million for the year ended December 31, 2013, from Ch$223,726 million for the same period in 2012, primarily due a smaller credit card receivables portfolio in Chile and the effects of interest rate caps over already extended loans.

On June 20, 2014, Cencosud S.A. and its affiliates Cencosud Retail S.A. and Easy S.A. entered into the Joint Venture Framework Agreement with The Bank of Nova Scotia and Scotiabank Chile S.A., related to the development of financial services in Chile, previously disclosed by Cencosud S.A. in its reports on Form 6-K dated June 23, 2014 and June 25, 2014. Pursuant to the Joint Venture Framework Agreement, Scotiabank Chile or its affiliated entities will acquire a fifty-one percent (51%) of each of the Subject Companies, with the remaining forty-nine percent (49%) owned by us or our affiliates. We and Scotiabank Chile or its affiliates will enter into corresponding shareholder agreements with respect to each of the Subject Companies. We will also enter into a joint venture agreement that will govern the relationship between the parties in regards to the development of the financial retail business in Chile, with the agreement having an exclusivity period of 15 years from the date of the closing under the Joint Venture Framework Agreement. CAT and Scotiabank Chile will, at such closing date or within three days of having constituted CAT as a supporting company for bank transfers, enter into a line-of-credit agreement for Scotiabank Chile’s portion of the financing of the Chilean retail finance business. At the end of the 15-year period, we will have an option to repurchase Scotiabank Chile’s 51% ownership interest in the Subject Companies.

Cost of sales from discontinued operations

Our consolidated cost of sales from discontinued operations, primarily provisions for bad debts and collection and processing costs, decreased Ch$23,781 million, or 28.4%, as a result of better risk management activities in Chile.

Gross profit from discontinued operations

Our consolidated gross profit from discontinued operations increased Ch$6,936 million, or 49.5%, as a result of lower provisions for the loan portfolio due to better risk management activities in Chile.

Other revenues by function from discontinued operations

Our consolidated other revenues by function for discontinued operations increased by Ch$323 million, or 326%, to Ch$422 million for the year ended December 31, 2013 from Ch$99 million for the same period in 2012, as a result of an increase in the recovery of commission fees.

Administrative expenses, distribution costs and other expenses from discontinued operations

Our consolidated administrative expenses, distribution costs and other expenses from discontinued operations increased Ch$16,907 million, or 23%, to Ch$90,339 million for the year ended December 31, 2013 from Ch$73,432 million for the same period in 2012. This increase was above the related revenue growth of 7.5%, and was mainly due to expenses related to the transaction with Scotiabank.

Results from financial and other activities from discontinued operations

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2013	2012	% Change
	(in millions of Ch$)
Other gains (losses)	16	34	(53)%
Financial income	(145)	(121)	20%
Financial expenses	(34,829)	(32,391)	8%
Exchange differences	(9,670)	9,373	(203)%
Losses from indexation	(2,074)	(2,378)	(13%)
Total losses from financial and other activities	(46,702)	(25,483)	83%

Our consolidated losses from financial and other activities increased by 83% for the year ended December 31, 2013 compared to the same period in 2012, primarily due to the following factors:

•	A decrease in Other gains (losses) of Ch$18 million, going from Ch$34 million for the year ended December 31, 2012 to Ch$16 million in the same period of 2013;

•	An increase in financial expenses of Ch$2,438 million, resulting in financial expenses of Ch$34,829 million for the year ended December 31, 2013 compared to Ch$32,391 million for the same period in 2012, as a result of loan portfolio expansion in the period, and;

•	An increase in exchange rate differences of Ch$19,043 million, resulting in a loss of Ch$9,670 million for the year ended December 31, 2013 compared to a gain of Ch$9,373 million for the same period in 2012 as a result of the devaluation of local currencies against the U.S. dollar;

which were partially offset by:

•	A decrease in losses stemming from indexation of Ch$304 million as a result of a lower inflation rate in Chile, resulting in a loss of Ch$2,074 million for the year ended December 31, 2013 compared to a loss of Ch$2,378 million for the same period of 2012.

Income tax charge from discontinued operations

For the year ended December 31, 2013 we had an income tax expense of Ch$2,089 million, compared to an income tax expense of Ch$8,262 million for the same period in 2012. This decrease of Ch$6,173 million is attributed to lower profit in the period.

Profit (loss) from discontinued operations

As a result of the above factors, our net earnings decreased Ch$24,693 million, or 75%, to Ch$8,357 million for the year ended December 31, 2013 from Ch$33,050 million for the same period in 2012. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 4.0% for 2013 from 15.0% for 2012.

Year ended December 31, 2012 as compared to year ended December 31, 2011

The following table presents, for the periods indicated, certain items of our statement of income:

	Year ended December 31,
	2012	2011	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	6,733,610	5,556,271	21%
Home improvement stores	1,063,086	948,641	12%
Department stores	886,075	690,772	28%
Shopping centers	172,104	129,727	33%
Financial services	58,454	45,314	29%
Other	12,022	11,520	4%
Total revenues from ordinary activities	8,925,351	7,382,246	21%

Cost of sales:
Supermarkets	(5,057,477)	(4,177,664)	21%
Home improvement stores	(711,500)	(647,337)	10%
Department stores	(644,668)	(499,413)	29%
Shopping centers	(27,213)	(19,449)	40%
Financial services	(21,082)	(14,028)	50%
Other	(2,294)	(5,421)	(58)%
Total cost of sales	(6,464,234)	(5,363,313)	21%

Gross profit:
Supermarkets	1,676,133	1,378,607	22%
Home improvement stores	351,586	301,303	17%
Department stores	241,407	191,359	26%
Shopping centers	144,891	110,278	31%
Financial services	37,372	31,286	19%
Other	9,728	6,099	59%
Total gross profit	2,461,117	2,018,932	22%

Administrative expenses, distribution costs and other expenses	(2,048,390)	(1,602,849)	28%
Other revenues by function	107,011	85,107	26%
Participation in earnings of associates	5,642	5,779	(2)%
Financial income	8,231	10,713	(23)%
Financial expenses	(178,631)	(115,767)	54%
Other earnings	(7,403)	(12,626)	(41)%
Exchange differences	(12,053)	1,577	(864)%
Losses from indexation	(23,538)	(27,641)	(15)%
Income (loss) before taxes	311,988	363,193	(14)%
Income tax charge	(92,226)	(111,305)	(17)%
Profit from continuing operations	219,762	251,888	(13)%
Profit from discontinued operations	33,047	33,004	0%
Net income	252,809	284,892	(11)%
Profit attributable to non-controlling shareholders	2,851	10,559	(73)%
Profit attributable to controlling shareholders	249,959	274,333	(9)%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased Ch$1,543,105 million, or 21%, to Ch$8,925,351 million for the year ended December 31, 2012 from Ch$7,382,246 million for the same period in 2011, as a result of (i) an increase of Ch$1,177,339 million resulting from growth in revenues from ordinary activities of 21.2% in our supermarket segment, (ii) an increase of Ch$114,445 million resulting from growth in revenue from ordinary activities in our home improvement stores, (iii) an increase of Ch$195,303 resulting from growth in revenue from ordinary activities of 28.3% in our department stores segment, (iv) an increase of Ch$42,377 million resulting from growth in revenues from ordinary activities of 32.7% in our shopping center segment, and (v) an increase of Ch$13,140, or 29%, resulting from growth in revenues from ordinary activities related to our financial services business.

Financial services

Our consolidated revenues from ordinary activities from our financial services increased 29%, to Ch$58,454 million for the year ended December 31, 2012 from Ch$45,314 million for the same period in 2011, as a result of (i) a larger portfolio in Argentina resulting in an increase in revenues for the business in that country; (ii) an increase of Ch$4,374 million, or 50.0%, in revenues in Peru as a result of the growth of our portfolio due to greater credit card usage and the growth of our operations in the market. The aforementioned growth was partially offset by a decrease in excess of 21.1% of our portfolio in Brazil, leading to lower revenues in Brazil.

Cost of sales

Our consolidated cost of sales increased Ch$1,100,921 million, or 20.5%, to Ch$6,464,234 million for the year ended December 31, 2012 from Ch$5,363,313 million for the same period in 2011, primarily due to sales growth registered in the period in excess of 20.9%.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services segment increased Ch$7,084 million, or 50.3%, to Ch$21,082 million for the year ended December 31, 2012 from Ch$14,028 million for the same period in 2011, primarily due to the expansion of our portfolio in Peru.

Cost of sales as a percentage of sales increased by 510 bps in 2012 compared to 2011 as a result of portfolio growth posted in the period.

Gross profit

Our consolidated gross profit increased Ch$442,184 million, or 21.9%, to Ch$2,461,117 million for the year ended December 31, 2012 from Ch$2,018,933 million for the same period in 2011, primarily due to improved margins across most business segments.

Our consolidated gross profit as a percentage of revenues from ordinary activities increased 0.2% to 27.6% for the year ended December 31, 2012 from 27.3% for the same period in 2011.

Financial services

Our consolidated gross profit in our financial services segment decreased Ch$6,086 million, or 19.5%, to Ch$37,372 million for the year ended December 31, 2012 from Ch$31,286 million for the same period in 2011 mainly as a result of higher costs in Peru related to the expansion of our operations in the country.

Other revenues by function

Our consolidated other revenues by function increased by Ch$21,904 million, to Ch$107,011 million for the year ended December 31, 2012 from Ch$85,107 million for the same period in 2011, as a result of an increase in the fair value of investment properties in 2012 when compared to 2011.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased 27.8% to Ch$2,048,390 million for the year ended December 31, 2012 from Ch$1,602,849 million for the same period in 2011, in line with higher revenues from ordinary activities of 21.2%.

We have recorded the effect of provisions that were a direct consequence of the unfavorable outcome of a class action initiated by SERNAC against our subsidiary, CAT, under this line item for the year ended December 31, 2012. These provisions amounted to Ch$20,000 million, or 0.9% of all expenses under this line item for 2012.

Provisions were made under our financial services segment in Chile, now being presented as discontinued operations following the closing of the Joint Venture Framework Agreement, as Cencosud S.A. was not a party to the litigation.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2012	2011	% Change
	(in millions of Ch$)
Other earnings (losses)	(7,403)	(12,626)	(41)%
Financial income	8,231	10,713	(23)%
Financial expenses	(178,631)	(115,767)	54%
Exchange differences	(12,053)	1,577	(864)%
Losses from indexation	(23,538)	(27,641)	(15)%
Total losses from financial and other activities	(213,394)	(143,744)	48%

Our consolidated losses from financial and other activities increased by Ch$69,648 million, to a loss of Ch$213,393 million for the year ended December 31, 2012 from a loss of Ch$143,744 million for the same period in 2011. This increase was primarily due to the following factors:

•	An increase in financial expenses of Ch$62,864 million resulting in a loss of Ch$178,631 million for the year ended December 31, 2012 compared to a loss of Ch$115,767 million for the same period of 2011 as a result of lower cash on hand, and a higher debt load used to fund growth experienced by the company, mainly related to acquisitions made in period; and

•	An increase in exchange differences of Ch$13,630 million resulting in a loss of Ch$12,053 for the year ended December 31, 2012 from a gain of Ch$1,577 million for the same period in 2011, as a result of the devaluation of local currencies against U.S. dollar;

which were partially offset by:

•	A decrease in losses from indexation of Ch$4,103 million, resulting in a loss of Ch$23,538 million for the year ended December 31, 2012 compared to a loss of Ch$27,641 million for the same period in 2011 as a result of a lower inflation rate in Chile.

Income tax charge

For the year ended December 31, 2012, we had an income tax expense of Ch$92,226 million, compared to an income tax expense of Ch$111,305 million for the same period in 2011. This decrease of Ch$19,079 million was due to tax losses that originated in 2012, consolidation of Banco Paris and Colombian supermarket operations, changes made to income tax rates in Chile, which increased from 17% to 20%, together with the impact of such increase on deferred taxes, and changes in ARS/CLP and BRL/CLP exchange rates.

Profit (loss) attributable to controlling shareholders

As a result of the above factors, our net earnings decreased Ch$24,374 million, or 8.9%, to Ch$249,959 million for the year ended December 31, 2012 from Ch$274,333 million for the same period in 2011. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 2.7% for the year ended December 31, 2012 from 3.7% for the same period in 2011.

Year ended December 31, 2012 as compared to year ended December 31, 2011 for Discontinued Operations

The following table presents, for the periods indicated, certain items of the statement of income for our discontinued operations:

	Year Ended December 31,
	2012	2011	% Change
	(in millions of Ch$)
Revenues from discontinued operations:
Total revenues	223,726	222,560	1%
Cost of sales from discontinued operations:
Total cost of sales	(83,598)	(71,604)	17%
Gross profit from discontinued operations:
Total gross profit	140,129	150,957	(7)%
Administrative expenses, distribution costs and other expenses	(73,432)	(66,524)	10%
Other revenues by function	99	21	373%
Other gains (losses)	34	32	5%
Results from operating activities	66,830	84,485	(21)%
Financial income	(121)	(271)	(55)%
Financial expenses	(32,391)	(28,368)	14%
Participation in profit or loss of equity method associates	(2,695)	—	N/A
Exchange differences	9,373	(11,453)	N/A
Losses from indexation	(2,378)	(3,648)	(35)%
Income (loss) before taxes	41,312	41,256	0%
Income tax charge	(8,262)	(8,251)	0%
Profit (loss)	33,050	33,004	0%
Basic earnings (loss) per share	14.2	14.6	(3)%
Diluted earnings (loss) per share	14.2	14,6	(3)%

Revenues from discontinued operations

Our revenues from discontinued operations increased Ch$1,166 million, or 0.5%, to Ch$223,726 million for the year ended December 31, 2012 compared to Ch$222,560 million for the year ended December 31, 2011.

Cost of Sales from discontinued operations

Our consolidated cost of sales from discontinued operations, primarily provisions for bad debts and collection and processing costs, increased Ch$11,994 million or 16.8% from Ch$71,604 million in 2011 to Ch$83,598 million in 2012 as a result of (i) costs arising from the integration of the portfolio acquired from Johnson and (ii) costs related to the integration of Johnson’s private label credit cards onto our platform.

Gross profit from discontinued operations

Our consolidated gross profit from discontinued operations decreased Ch$10,828 million, or 7.2%, to Ch$140,129 million for the year ended December 31, 2012 from Ch$150,957 million for the same period in 2011 mainly as a result of (i) costs arising from the integration of the portfolio acquired from Johnson and (ii) costs related to the integration of Johnson’s private label credit cards onto our platform.

Other revenues by function from discontinued operations

Our consolidated other revenues by function from discontinued operations increased by Ch$78 million, or 373%, to Ch$99 million for the year ended December 31, 30, 2012 from Ch$21 million for the same period in 2011, as a result of an increase in the fair value of derivatives.

Administrative expenses, distribution costs and other expenses from discontinued operations

Our consolidated administrative expenses, distribution costs and other expenses from discontinued operations increased Ch$6,908 million, or 10%, to Ch$73,432 million for the year ended December 31, 2012 from Ch$66,524 million for the same period in 2011. This increase was above the related revenue growth of 0.5%, and was primarily due expenses related to the Johnson acquisition.

Results from financial and other activities from discontinued operations

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2012	2011	% Change
	(in millions of Ch$)
Other gains (losses)	34	32	5%
Financial income	(121)	(271)	(55)%
Financial expenses	(32,391)	(28,368)	14%
Exchange differences	9,373	(11,453)	N/A
Losses from indexation	(2,378)	(3,648)	(35)%
Total losses from financial and other activities	(25,484)	(43,708)	(42)%

Our consolidated losses from financial and other activities decreased 42% for the year ended December 31, 2012 compared to the same period in 2011, primarily due to the following factors:

•	A decrease in exchange rate differences of Ch$20,826 million, resulting gain of Ch$9,373 million for the year ended December 31, 2012 compared to a loss of Ch$11,453 million for the same period in 2011 as a result of the appreciation of local currencies against the U.S. dollar; and

•	A decrease in losses stemming from indexation of Ch$1,270 million as a result of a lower inflation rate in Chile, resulting in a loss of Ch$2,378 million for the year ended December 31, 2012 compared to a loss of Ch$3,648 million for the same period of 2011;

which were partially offset by:

•	An increase in financial expenses of Ch$4,023 million, resulting in a financial expense of Ch$32,391 million for the year ended December 31, 2012 compared to Ch$28,368 million for the same period in 2011, as a result of portfolio expansion in the period.

Income tax charge from discontinued operations

For the year ended December 31, 2012 our income tax expense remained flat at Ch$8,262 million, compared to an income tax expense of Ch$8,251 million for the same period in 2011.

Profit (loss) from discontinued operations

As a result of the above factors, our net earnings remained flat at Ch$33,050 million for the year ended December 31, 2012, compared to Ch$33,004 million for the same period in 2011. Our net earnings, as a percentage of revenues from ordinary activities, were 14.8% for both 2012 and 2011.

B. LIQUIDITY AND CAPITAL RESOURCES

Indebtedness

At December 31, 2013, our total consolidated short-term financial debt was Ch$515,886,626 million and our total consolidated long-term debt was Ch$2,096,856,756 million.

Our total financial debt includes both fixed-rate and variable-rate debt. Taking into account the effects of cross currency swaps, excluding Banco Paris indebtedness, at December 31, 2013, approximately 47% of our debt was variable-rate, and the remainder was fixed-rate. At December 31, 2013, approximately 11% of our debt was denominated in U.S. dollars, approximately 27% in UF, approximately 50% in Chilean pesos, approximately 2% in Argentine pesos, approximately 2% in Peruvian nuevos soles, approximately 4% in Brazilian reals and approximately 4% in Colombian Pesos. As part of our financial management policies, from time to time we enter into swaps and other derivative transactions to hedge our interest rate and exchange rate risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report. Our strategy is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% to 15% of our total debt.

In order to fund our growth plans, improve our amortization profile and reduce our cost of debt, in 2011 we issued bonds with an aggregate principal amount of US$750 million due 2021 in a 144A/Reg-S offering in the international capital markets, and a fixed interest rate of 5.5% (the “2011 144A/Reg-S Bond”). We have hedged the currency risk associated with this issuance through cross-currency swaps with a nominal amount of U.S.$535 million. Additionally, in June 2011, we issued in the Chilean debt capital market bonds due 2031 with an aggregate principal amount of Ch$54 million, with a fixed interest rate of 7.40%. This was the first bond issuance in the Chilean debt capital market in Chilean pesos with a term of maturity of 20 years. As a result of these issuances, we were able to extend the average duration of our debt (from approximately 4.8 years at the end of 2010 to over 7.5 years at the end of 2011) and streamline our debt amortization schedule.

On October 17, 2012, the Company entered into the Bridge Loan Agreement with a syndicate of banks in the amount of U.S.$2,500 million to finance the purchase of Carrefour’s Colombian operations. On December 6, 2012, the Company issued U.S.$1,200 million aggregate principal amount of bonds due 2023 in a Rule 144A and Regulation S offering in the international capital market (the “2023 144A/Reg-S Bond”). The initial purchasers for the 2023 144A/Reg-S Bond (and/or affiliates thereof) were part of the bank syndicate providing the financing under the Bridge Loan Agreement. The 2023 144A/Reg-S Bond accrues interest at a fixed rate of 4.875%. The Company applied part of the proceeds of the 2023 144A/Reg-S Bond to repay U.S.$1,000 million outstanding under the Bridge Loan Agreement.

In March 2013, we completed a preemptive rights offering in the Chilean market that raised U.S.$1,600 million, and used the proceeds from that capital increase to prepay the outstanding amount of the Bridge Loan Agreement of U.S.$1,500 million. The rest of the proceeds of the capital increase were used to pay other short term liabilities.

Analysis of cash flows

The following table summarizes our generation and use of cash for the periods presented.

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)
Net cash from Continuing Operations provided by (used in):
Net cash from operating activities	302,066	668,273	537,614
Net cash used in investing activities	(309,367)	(1,876,091)	(622,648)
Net cash from financing activities	(115,918)	1,255,427	108,660

Cash flows for year ended December 31, 2013 compared to year ended December 31, 2012 for continuing operations

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash outflow of Ch$123,219 million for the year ended December 31, 2013 compared to a net cash inflow of Ch$47,608 million for the year ended December 31, 2012.

Operating activities. Our net cash flows from operations decreased 55% to Ch$302,066 million for the year ended December 31, 2013 from Ch$668,273 million for the year ended December 31, 2012. The decrease was primarily attributable to our supermarket segment, where cash fell 42% as a result of increased working capital needs particularly from Colombia and Peru. Inventory in Colombia increased by Ch$25,893 million while Peru posted an increase in accounts receivables of Ch$37,332 million and an inventory increase of Ch$31,035 million. Our home improvement segment had a Ch$71,052 million decrease in cash flows as a result of larger tax expenses in Argentina when compared to the 2012 period. Our Department store segment had a decrease in cash flows of Ch$14,310 million as a result of larger inventories in Chile and the startup of our Peruvian operations.

Investing activities. Our net cash outflows from investing activities decreased 84% to Ch$309,367 million for the year ended December 31, 2013 from Ch$1,876,091 million for the year ended December 31, 2012 due to the higher comparison basis for the 2012 period as a result of the inorganic expansion of the supermarket business into Colombia in addition to organic expansion that the company experienced throughout its markets in 2012 due to the opening of 117 stores and 3 shopping centers in 2012 versus the opening of 46 stores in 2013. During 2012, the company invested Ch$1,535,105 million for the purchase of subsidiaries and to obtain control of other companies such as our supermarket operations in Colombia for Ch$1,179,000 million, the initial payment for Johnson of Ch$243,000 million and Prezunic of Ch$102,000 million. Additionally, the company made investments in property, plants and equipment, mainly in Chile, of Ch$268,000 million for our shopping centers, supermarkets and home improvement segments. In Brazil we made investments in property, plants and equipment of Ch$96,000 million and in Argentina of Ch$88,000 million.

Financing activities. Our net cash flows from financing activities decreased 109%, to outflows of Ch$115,918 million for the year ended December 31, 2013 compared to inflows of Ch$1,255,427 million for the year ended December 31, 2012. This was due to higher financial expense resulting from the inorganic expansion of our supermarket business into Colombia. During 2012, the company received inflows in the amount of Ch$632,987 million resulting from a capital increase. During 2013, the company performed an additional capital increase for Ch$818,871 million. The company had interest payments and principal amortizations of Ch$1,181,329 million in 2013 over the amount paid during 2012. Additionally the company had financing inflows of Ch$573,866 million less than the amount raised during the 2012 period. During 2012, the company secured the Bridge Loan Facility with JP Morgan Chase to finance the acquisition of supermarket operations in Colombia in combination with raising US$1,200 million in a 144A/Reg S bond issuance.

Cash flows for year ended December 31, 2012 compared to year ended December 31, 2011 for continuing operations

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$47,609 million for the year ended December 31, 2012 compared to a net cash inflow of Ch$23,626 million for the year ended December 31, 2011.

Operating activities. Our net cash flows from operations increased 24% to Ch$668,273 million for the year ended December 31, 2012 from Ch$537,614 million for the year ended December 31, 2011. This change was primarily due to an increase in cash as a result of higher sales during the period in the supermarket, shopping centers and home improvement segments partially offset by declines in financial services and department stores.

Investing activities. Our net cash outflows from investing activities increased 201% to Ch$1,876,091 million for the year ended December 31, 2012 from outflows of Ch$622,648 million for the year ended December 31, 2011. This change was primarily due to inorganic expansion in our supermarket segment during the 2012 period.

Financing activities. Our net cash flows from financing activities increased 1,055% to Ch$1,255,427 million for the year ended December 31, 2012 from inflows of Ch$108,660 million for the year ended December 31, 2011. This change was primarily due to higher proceeds from loans and bond issuances related to the payment of acquisitions.

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)
Net cash from Discontinued Operations provided by (used in):
Net cash from operating activities	62,717	50,442	30,125
Net cash used in investing activities	(11,141)	2,524	(1,105)
Net cash from financing activities	8,888	(9,349)	(19,053)

Cash flows for year ended December 31, 2013 compared to year ended December 31, 2012 from discontinued operations

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$60,464 million for the year ended December 31, 2013 compared to a net cash inflow of Ch$43,616 million for the year ended December 31, 2012.

Operating activities. Our net cash flows from operations increased 24% to Ch$62,717 million for the year ended December 31, 2013 from Ch$50,442 million for the year ended December 31, 2012. The increase was primarily attributable to improved business performance.

Investing activities. Our net cash flows from investing activities decreased to outflows of Ch$11,141 million for the year ended December 31, 2013 from inflows of Ch$2,524 million for the year ended December 31, 2012. The decrease was primarily attributable to higher portfolio growth financed by the holding company.

Financing activities. Our net cash flows from financing activities increased to inflows of Ch$8,888 million for the year ended December 31, 2013 from outflows of Ch$9,349 million for the year ended December 31, 2012. The decrease was primarily attributable to lower portfolio growth at Banco Paris.

Cash flows for year ended December 31, 2012 compared to year ended December 31, 2011 from discontinued operations

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$43,616 million for the year ended December 31, 2012 compared to a net cash inflow of Ch$9,967 million for the year ended December 31, 2011.

Operating activities. Our net cash flows from operations increased 67% to Ch$50,442 million for the year ended December 31, 2012 from Ch$30,125 million for the year ended December 31, 2011. This change was primarily due to improved cash generation from the greater portfolio compared to 2011.

Investing activities. Our net cash flows from investing activities increased 328% to Ch$2,524 million for the year ended December 31, 2012 from Ch$1,105 million for the year ended December 31, 2011. This change was primarily due to portfolio growth experienced in the period being financed by the holding company.

Financing activities. Our net cash flows from financing activities decreased 51% to outflows of Ch$9,349 million for the year ended December 31, 2012 from Ch$19,053 million for the year ended December 31, 2011. This change was primarily due to lower financing needs for Banco Paris.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2013:

	Less than One Year	One to Three Years	Three to Five Years	Thereafter	Total
	(in millions of U.S.$)
Long-term debt obligations (1)	—	545,627	322,214	2,049,265	2,917,106
Short-term debt obligations (1)	595,179	—	—	—	595,179
Time deposits and other bank balances	155,728	56,120	2,009	11,139	224,996
Leases obligations and other financial liabilities	204,878	533,091	6,874	1,347,201	2,092,044
Commercial loans	2,006,359	74,430	—	—	2,080,788
Tax Liabilities	63,131	—	—	—	63,131

Total	3,025,275	1,209,268	331,096	3,407,606	7,973,245

(1)	Short-term obligations include the short-tern portion of the long-term debt and accrued interest expenses.

ADDITIONAL INFORMATION

Revenues from ordinary activities

The following table presents the percentage of our revenues from ordinary activities by country for the specified periods:

	Year ended December 31,
	2013(1)		2012	2011
	(% of total revenues from ordinary activities)
Chile(2)	36.9%		38.5%	39.9%
Argentina	25.7	%(3)	27.9%	29.8%
Brazil	19.8	%(4)	23.5%	21.1%
Peru	7.9%		8.3%	8.7%
Colombia	9.7	%(5)	1.8%	0.5%

(1)	For the year ended December 31, 2013, our Aventura entertainment centers in Chile and Argentina accounted for less than 1.0% of our revenues from ordinary activities.
(2)	For the years ended December 31, 2013, 2012 and 2011, Easy home improvement stores in Chile generated 4.3%, 4.4% and 4.8%, respectively, of our consolidated revenues from ordinary activities during those periods. For the year ended December 31, 2013, Banco Paris accounted for 0.3% of our consolidated revenues from ordinary activities.
(3)	For year ended December 31, 2013, our home improvement stores in Argentina generated 6.6% of our consolidated revenues from ordinary activities during such period.
(4)	For the year ended December 31, 2013, our supermarkets in Brazil generated 19.4% of our consolidated revenues from ordinary activities, and our Eletro-show stores and Bretas gas stations in Brazil each accounted, respectively, for less than 1.0% of our consolidated revenues from ordinary activities for such period.
(5)	For the year ended December 31, 2013, our Easy home improvement stores in Colombia generated 0.4% of our consolidated revenues from ordinary activities, and our gas stations in Colombia accounted for less than 1.0% of our consolidated revenues from ordinary activities for such period.

Notes:

-	For the year ended December 31, 2013, 76% of our revenues from ordinary activities came from our supermarket operations, 11.6% came from home improvement operations, 9.6% from our department stores, 2.8% from our shopping centers and 0% from our financial services.
-	Our business is subject to seasonality. In 2013, 2012 and 2011, 24.2%, 28.5% and 29.3%, respectively, of our consolidated revenues (excluding the revenues from Banco Paris) were generated during the fourth quarter.
-	For the years ended December 31, 2013, 2012 and 2011, our department stores generated 9.4%, 9.7% and 9.4%, respectively, of our consolidated revenues from ordinary activities.

Supermarkets

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our supermarkets per country:

	Year ended December 31,
	2013	2012	2011
	(in millions of Ch$)
Revenues from ordinary activities
Chile	2,227,303	2,057,976	1,826,056
Argentina	1,786,933	1,751,869	1,553,663
Brazil	2,003,898	2,095,104	1,552,064
Peru	745,470	713,308	624,488
Colombia	918,460	115,354	—
Total	7,682,064	6,733,610	5,566,271

Financial Services

The following table sets forth, for the periods indicated, the revenues from ordinary activities from our financial services operations per country, with 0% of such revenues from ordinary activities coming from Chile, for the year ended December 31, 2013:

	Year ended December 31,
	2013		2012	2011
	(in millions of Ch$)
Revenues from ordinary activities
Chile(1)	—		—	—
Argentina	44,740	(2)	41,238	31,915
Brazil(3)	3,983		3,676	4,657
Peru	25,347		13,116	8,741

Colombia(4)	7,581		425
Total	81,651		58,454	45,313

(1)	During the years ended December 31, 2013, 2012 and 2011, our insurance activities in Chile generated approximately 0.2% of our consolidated revenues from ordinary activities for each of such periods.
(2)	For the year ended December 31, 2013, revenues from our proprietary cards and our insurance brokerage operations in Argentina represented 0.4% and less than 1.0%, respectively, of our consolidated revenues from ordinary activities.
(3)	Joint venture with Banco Bradesco.
(4)	Joint venture with Colpatria.

EXHIBIT A – AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Cencosud S.A.

Santiago, Chile

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of profit and loss and other comprehensive income, of changes in net equity and of cash flows present fairly, in all material respects, the financial position of Cencosud S.A. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to information technology general controls – security administration existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2013 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit (which was an integrated audit in 2013). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Cencosud S.A.

Santiago, Chile

2

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

Santiago, Chile

April 29, 2014, except for the effects of discontinued operations of the financial services segment in Chile discussed in Notes 2.1, as to which the date is January 27, 2015.

Cencosud S.A. and subsidiaries consolidated statements of financial position

		As of December 31,
Assets	Note	2013	2012
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	5	171,711,625	237,720,805
Other financial assets, current	6	49,583,940	68,166,868
Other non-financial assets, current	22	11,605,493	10,473,555
Trade receivables and other receivables	8	1,133,447,553	1,058,626,805
Receivables due from related entities, current	9	432,303	323,624
Inventory	10	1,044,906,627	910,229,986
Current tax assets	16	22,797,303	31,269,885

Total current assets		2,434,484,844	2,316,811,528

Non-current assets
Other financial assets, non-current	6	92,405,358	41,007,224
Other non-financial assets, non-current	22	38,263,337	38,279,832
Trade receivable and other receivables, non-current	8	155,839,812	142,306,161
Equity method investment	11	49,942,154	42,260,401
Intangible assets other than goodwill	12	571,621,507	555,283,946
Goodwill	13	1,696,040,684	1,728,262,922
Property, plant and equipment	14	3,101,883,868	3,134,528,110
Investment property	15	1,568,432,058	1,471,343,789
Non-current tax assets,	16	53,727,039	4,825,534
Deferred income tax assets	16	302,593,552	268,680,396

Total non-current assets		7,630,749,369	7,426,778,315

Total assets		10,065,234,213	9,743,589,843

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries consolidated statements of financial position

		As of December 31,
Net equity and liabilities	Note	2013	2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	17	739,105,814	1,179,131,616
Trade payables and other payables	18	1,957,993,218	1,901,057,319
Payables to related entities, current	9	556,494	974,469
Provisions and other liabilities	19	46,406,283	51,551,563
Current income tax liabilities	16	63,131,459	46,798,474
Current provision for employee benefits	21	96,696,870	78,799,860
Other non-financial liabilities, current	20	47,808,861	78,316,560

Total current liabilities		2,951,698,999	3,336,629,861

Non-current liabilities
Other financial liabilities,	17	2,218,035,025	2,362,413,961
Trade accounts payables	18	8,954,817	7,410,802
Provisions and other liabilities	19	88,222,586	121,056,504
Deferred income tax liabilities	16	471,481,007	446,957,672
Other non–financial liabilities, non–current	20	65,474,690	70,909,299

Total non-current liabilities		2,852,168,125	3,008,748,238

Total liabilities		5,803,867,124	6,345,378,099

Equity
Paid-in capital	23	2,321,380,936	1,551,811,762
Retained earnings	23	2,049,483,333	1,852,745,697
Issuance premium	23	526,633,344	477,341,095
Other reserves	23	(636,230,610)	(484,364,409)

Equity attributable to controlling shareholders		4,261,267,003	3,397,534,145
Non-controlling interest	23	100,086	677,599

Total equity		4,261,367,089	3,398,211,744

Total equity and liabilities		10,065,234,213	9,743,589,843

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries consolidated statements of profit and loss and other comprehensive income

		For the year ended December 31,
Statements of profit and loss	Note	2013	2012	2011
		ThCh$	ThCh$	ThCh$
Continuing Operations
Revenues from ordinary activities	24	10,134,158,210	8,925,350,876	7,382,246,003
Cost of Sales	25	(7,311,731,926)	(6.464.234.047)	(5.363.312.803)

Gross Profit		2,822,426,284	2,461,116,829	2,018,933,200
Other income by function	25	108,291,245	107,010,792	85,106,928
Distribution cost	25	(23,931,088)	(20,233,594)	(15,016,898)
Administrative expenses	25	(2,194,028,054)	(1,866,131,501)	(1,461,714,388)
Other expenses by function	25	(152,142,053)	(162,024,745)	(126,150,205)
Other gain (losses), net	25	26,365,872	(7,403,018)	(12,626,499)

Operating profit		586,982,206	512,334,763	488,532,138
Finance income	25	5,999,175	8,231,460	10,712,982
Finance expenses	25	(223,855,751)	(178,630,701)	(115,767,412)
Participation in profit or loss of equity method associates	11	10,289,439	5,642,411	5,778,560
Exchange differences	25	(25,053,921)	(12,052,542)	1,577,093
(Losses) from indexation	25	(18,885,129)	(23,537,752)	(27,640,840)

Profit before tax		335,476,019	311,987,639	363,192,521
Income tax expense	26	(94,068,463)	(92,225,788)	(111,304,551)

Profit from continuing operations		241,407,556	219,761,851	251,887,970

Discontinued Operations Profit from discontinued operations	34	8,357,240	33,047,279	33,004,227

Profit attributable to Controlling shareholders		249,930,349	249,958,615	274,332,941
Non–controlling interest	23.5	(165,553)	2,850,515	10,559,256

Profit		249,764,796	252,809,130	284,892,197

Earnings per share from continuing and discontinued operations attributable to controlling shareholders
Basic earnings per share from continuing operations	27	87.4	93.2	106.6
Basic earnings per share from discontinued operations		3.0	14.2	14.6

		90.4	107.4	121.2

Diluted earnings per share from continuing operations	27	86.8	92.3	105.5
Diluted earnings per share from discontinued operations		3.0	14.1	14.4

		89.8	106.4	119.9

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries consolidated statements of profit and loss and other comprehensive income

	For the year ended December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Profit	249,764,796	252,809,130	284,892,197

Other comprehensive income
Items that will never be reclassified to profit and loss
Re-measurements of defined benefit liability (asset)	1,402,721	(792,855)	—

Total OCI that will never be reclassified to profit and loss	1,402,721	(792,855)	—

Items that are or may be reclassified to profit and loss
Foreign currency translation adjustments	(153,344,258)	(237,127,442)	80,199,792
Cash flow hedge	(3,486,853)	16,862,328	5,808,527

Total Items that are or may be reclassified to profit and loss	(156,831,111)	(220,265,114)	86,008,319

Other comprehensive income, before taxes.	(155,428,390)	(221,057,969)	86,008,319

Income tax related to re-measurement of defined benefit liability (asset)	(476,925)	269,571	—

Total income tax that will never be reclassified to profit and loss	(476,925)	269,571	—

Income tax related to cash flow hedge and foreign currency translation adjustments	697,371	(3,372,466)	(987,450)
Total income tax that are or may be reclassified to profit and loss	697,371	(3,372,466)	(987,450)

Total other comprehensive income and expense	(155,207,944)	(224,160,864)	85,020,869

Total comprehensive income	94,556,852	28,648,266	369,913,066

Income attributable to
Owners of the Company	94,724,800	34,001,833	357,048,531
Non-controlling shareholders	(167,948)	(5,353,567)	12,864,535

Total comprehensive income	94,556,852	28,648,266	369,913,066

Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	86,367,560	954,554	324,044,304

Discontinued operations	8,357,240	33,047,279	33,004,227

	94,724,800	34,001,833	357,048,531

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statement of changes in net equity

For the year ended December 31, 2013

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non- controlling interest	Total equity
Opening balance as of January 1, 2013	1,551,811,762	477,341,095	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)	1,852,745,697	3,397,534,145	677,599	3,398,211,744

Changes in equity
Comprehensive income
Net income									249,930,349	249,930,349	(165,553)	249,764,796
Other comprehensive income	—	—	(153,341,863)	(2,789,482)	925,796	—	—	(155,205,549)		(155,205,549)	(2,395)	(155,207,944)

Total Comprehensive income			(153,341,863)	(2,789,482)	925,796	—	—	(155,205,549)	249,930,349	94,724,800	(167,948)	94,556,852

Share issuance	769,569,174	49,292,249								818,861,423		818,861,423
Dividends									(53,192,713)	(53,192,713)		(53,192,713)
Stock option (see 33)						3,743,479		3,743,479		3,743,479		3,743,479
Decrease due to changes in ownership interest without a loss of control (see 23.4)						—	(404,131)	(404,131)	—	(404,131)	(409,565)	(813,696)

Total transactions with owners	769,569,174	49,292,249	—	—	—	3,743,479	(404,131)	3,339,348	(53,192,713)	769,008,058	(409,565)	768,598,493

Total Changes in equity	769,569,174	49,292,249	(153,341,863)	(2,789,482)	925,796	3,743,479	(404,131)	(151,866,201)	196,737,636	863,732,858	(577,513)	863,155,345

Ending balance, as of December 31, 2013	2,321,380,936	526,633,344	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

Cencosud S.A. and subsidiaries

Consolidated statement of changes in net equity

For the year ended December 31, 2012

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Actuarial Gain (loss) reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
Opening balance as of January 1, 2012	927,804,431	477,341,095	(233,050,928)	9,825,606	—	4,595,125	15,907,719	(202,722,478)	1,660,432,903	2,862,855,951	87,750,295	2,950,606,246

Changes in equity
Comprehensive income
Net income									249,958,615	249,958,615	2,850,515	252,809,130
Other comprehensive income			(228,923,360)	13,489,862	(523,284)	—	—	(215,956,782)		(215,956,782)	(8,204,082)	(224,160,864)

Total Comprehensive income			(228,923,360)	13,489,862	(523,284)	—	—	(215,956,782)	249,958,615	34,001,833	(5,353,567)	28,648,266

Share issuance	624,007,331						—			624,007,331	—	624,007,331
Dividends									(57,645,821)	(57,645,821)		(57,645,821)
Option (call–put) (see 23.5)							92,991,291	92,991,291		92,991,291		92,991,291
Stock option (see 33)						2,297,560		2,297,560		2,297,560		2,297,560
Decrease due to changes in ownership interest without a loss of control (see 23.4)							(160,974,000)	(160,974,000)	—	(160,974,000)	(81,719,129)	(242,693,129)

Total transactions with owners	624,007,331	—	—	—	—	2,297,560	(67,982,709)	(65,685,149)	(57,645,821)	500,676,361	(81,719,129)	418,957,232

Total Changes in equity	624,007,331	—	(228,923,360)	13,489,862	(523,284)	2,297,560	(67,982,709)	(281,641,931)	192,312,794	534,678,194	(87,072,696)	447,605,498

Ending balance, as of December 31, 2012	1,551,811,762	477,341,095	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)	1,852,745,697	3,397,534,145	677,599	3,398,211,744

Cencosud S.A. and subsidiaries

Consolidated statement of changes in net equity

For the year ended December 31, 2011

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
Opening balance as of January 1, 2011	927,804,431	477,341,095	(310,945,441)	5,004,529	56,225,241	(249,715,671)	1,459,277,564	2,614,707,419	74,885,760	2,689,593,179

Changes in equity
Comprehensive income
Net income						—	274,332,941	274,332,941	10,559,256	284,892,197
Other comprehensive income	—	—	77,894,513	4,821,077	—	82,715,590	—	82,715,590	2,305,279	85,020,869

Total Comprehensive income			77,894,513	4,821,077	—	82,715,590	274,332,941	357,048,531	12,864,535	369,913,066

Share issuance	—	—						—		—
Dividends							(73,177,602))	(73,177,602)		(73,177,602)
Option (call–put)					(39,315,720)	(39,315,720)		(39,315,720)		(39,315,720)
Stock option (see 33)					2,297,562	2,297,562		2,297,562		2,297,562
Decrease due to changes in ownership interest without a loss of control					1,295,761	1,295,761	—	1,295,761	—	1,295,761

Total transactions with owners	—	—	—	—	(35,722,397)	(35,722,397)	(73,177,602))	(108,899,999)	—	(108,899,999)

Total Changes in equity	—	—	77,894,513	4,821,077	(35,722,397)	46,993,193	201,155,339	248,148,532	12,864,535	261,013,067

Ending balance, as of December 31, 2011	927,804,431	477,341,095	(233,050,928)	9,825,606	20,502,844	(202,722,478)	1,660,432,903	2,862,855,951	87,750,295	2,950,606,246

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of cash flows

		For the years ended December 31,
	Note	2013	2012	2011
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities
Types of revenues from operating activities
Revenue from sale of goods & provision of services		11,505,242,648	10,302,436,270	8,833,150,814
Proceeds from royalties, installments, commissions and other ordinary activities		6,377,662	—	6,436,783
Receipts from premiums and claims, annuities and other policy benefits underwritten		525	63,957
Other operating activity revenue		9,224,623	11,128,303	13,681,408
Types of payments
Payments to suppliers for supply of goods & services		(9,493,248,169)	(8,203,825,488)	(7,018,952,115)
Payments to and on behalf of personnel		(1,281,637,416)	(1,091,769,706)	(875,923,084)
Other operating payments		(385,954,518)	(300,045,416)	(392,532,360)
Interest paid		(1,399,519)	(1,123,089)	(663,380)
Interest received		2,255,639	1,893,069	951,111
Taxes paid		(66,078,734)	(74,331,546)	(40,188,597)
Other cash inflows		7,282,776	23,846,742	11,653,374
Cash flows from operating activities (continuing operations)		302,065,517	668,273,096	537,613,954
Cash flows from operating activities (discontinued operations)		62,716,526	50,441,523	30,124,663

Net cash flow from operating activities		364,782,043	718,714,619	567,738,617

Cash flows from (used in) investment activities
Acquisition of subsidiaries		—	(1,292,423,533)	(21,576,346)
Proceeds from sales of property, plant & equipment		1,082,763	22,153,794	2,312,314
Purchases of property, plant & equipment		(317,709,777)	(573,650,227)	(615,231,566)
Purchases of intangible assets		(25,053,442)	(18,595,944)	(5,732,991)
Dividends received		2,469,136	2,001,798	1,323,919
Interest received		2,473,841	3,362,729	1,964,159
Other financial assets—mutual funds		27,370,600	(18,940,052)	14,292,145
Cash flows from investment activities (continuing operations)		(309,366,879)	(1,876,091,435)	(622,648,366)
Cash flows from investment activities (discontinued operations)		(11,140,591)	2,523,768	(1,104,514)

Net cash flow (used in) investment activities		(320,507,470)	(1,873,567,667)	(623,752,880)

Cash flows from (used in) financing activities
Acquisition of non-controlling interests		(813,696)	(242,681,460)
Proceeds from paid in capital		818,871,267	620,987,359	—
Proceeds from borrowing at long–term		—	2,062,402,859	1,361,963,678
Proceeds from borrowing at short–term		4,641,469,793	3,097,214,319	530,825,961

Total loan proceeds from borrowing		5,459,527,364	5,537,923,077	1,892,789,639
Repayments of borrowing		(5,317,389,399)	(4,093,469,015)	(1,584,962,486)
Dividends paid		(79,736,684)	(20,034,383)	(78,468,618)
Interest paid		(178,317,891)	(160,012,962)	(120,698,510)
Other cash outflows		(898)	(8,980,028)	—

Cash flows from financing activities (continuing operations)		(115,917,508)	1,255,426,689	108,660,025
Cash flows from financing activities (discontinued operations)		8,888,132	(9,349,273)	(19,052,860)

Net cash flow from financing activities		(107,029,376)	1,246,077,416	89,607,165

Net (decrease) increase in cash and cash equivalents before the effect of variations		(62,754,803)	91,224,368	33,592,902
Effects of variations in the exchange rate on cash and cash equivalents		(3,254,377)	1,434,856	3,346,395

Net (decrease) increase in cash and cash equivalents		(66,009,180)	92,659,224	36,939,297
Cash and cash equivalents at the beginning of the year	5	237,720,805	145,061,581	108,122,284

Cash and cash equivalents at the end of the year	5	171,711,625	237,720,805	145,061,581

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Notes to the consolidated financial statements

1	General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 10,341,039,827.

During the year ended December 31, 2013, the Company employed an average of 154,424 employees, ending with a total number of 153,638 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,828,723,963 shares of a single series whose main shareholders are the following:

Major shareholders as of December 31, 2013	Shares	Interest
		%
Inversiones Quinchamali Limitada	581,754,802	20.566%
Inversiones Latadia Limitada	550,823,211	19.473%
Inversiones Tano Limitada	457,879,800	16.187%
Banco Santander—JP Morgan	144,320,984	5.102%
Banco de Chile third-party accounts	124,925,171	4.416%
Banco Itaú third-party accounts	123,382,506	4.362%
Paulmann Kemna Horst	70,336,573	2.487%
Fondo de Pendiones Provida C	56,826,301	2.009%
Fondo de Pensiones Habitat C	48,880,469	1.728%
Fondo de Pensiones Habitat B	40,057,209	1.416%
Fondo de Pensiones Capital C	37,858,166	1.338%
Banchile Corredores de Bolsa S.A.	36,661,114	1.296%
Other Shareholders	555,017,657	19.621%

Total	2,828,723,963	100.000

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of December 31, 2013	Interest
%
Inversiones Quinchamalí Limitada	20.566%
Inversiones Latadía Limitada	19.473%
Inversiones Tano Limitada	16.187%
Paulmann Kemna Horst	2.487%
Peter Paulmann Koepfer	0.498%
Manfred Paulmann Koepfer	0.492%
Heike Paulmann Koepfer	0.492%
Helga Koepfer Schoebitz	0.115%
Inversiones Alpa Limitada	0.006%

Total	60.313%

The consolidated financial statements of Cencosud group corresponding to the year ended December 31, 2013, were approved by the Board of Directors in a session held on March 28, 2014. The accompanying revised consolidated financial statements were prepared by management on January 26, 2015, solely to give retroactive effect to the discontinued operations of the financial services segment in Chile, and not to reflect any other subsequent events since March 28, 2014 (see Note 2.1).

2	Summary of the main accounting policies

2.1	Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historic-cost basis, as modified by the revaluation at fair value of certain financial instruments, derivative instruments and investment property.

The presentation of the financial statements in conformity with IFRS requires the use of certain accounting estimates, and also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. Note 4 to these financial statements shows the areas in which a greater level of judgment has been applied, or where there is a higher level of complexity and therefore hypothesis and estimates are material to the financial statements.

The amounts in the attached financial statements are expressed in thousands of Chilean pesos, as the Chilean peso is the functional and presentation currency of the Company. All values have been rounded to the nearest thousand of pesos, except where mentioned.

In order to present comparative information, certain figures presented on the consolidated financial statements of the Group as of December 31, 2012, have been reclassified based on the presentation shown on the consolidated financial statement as of December 31, 2013.

Amended presentation of discontinued operations of the Financial services segment in Chile.

The Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement (the “Framework Agreement”) on June 20, 2014 with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile (hereinafter, the “Business”). The Framework Agreement provides that the Business shall be operated through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a current subsidiary of Cencosud that is in the business of issuing credit cards and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda. , or other companies to be established by Cencosud for purposes of the Framework Agreement (together with CAT, hereinafter, the “Subject Companies”). As part of the agreement, Scotiabank Chile will acquire fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest.

Under IFRS Standard N° 5 (“IFRS 5”), “Disposal of subsidiaries, business and non-current assets”, the Subject Companies are considered as from June 20, 2014 “Assets held for sale” a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Framework Agreement and that the occurrence of such transaction is deemed as highly probable by management.

IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, to be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “re-present” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

As such, our consolidated statements for each of the three years in the period ended December 31, 2013 have been revised to present the results of operations of the Subject Companies (the financial services segment in Chile) as discontinued operations. Net cash flows from operating, investing and financing activities of discontinued operations have been separately presented in the consolidated statement of cash flows for each of the three years in the period ended December 31, 2013.

2.2	New and amended standards adopted by the group

Adopted in 2013

The Group adopted new and amended standards by the IASB with effect from January 1, 2013, however none of the new amendments and new pronouncements had a significant impact on the group’s consolidated financial statements.

Other standards

A number of other new or amended standards have been adopted by the group with effect from January 1, 2013 but do not have a significant impact on the consolidated financial statements. These include:

Amendments to IAS 19 ‘Employee Benefits’

IAS 19, ‘Employee benefits’ was revised in June 2011. The changes on the group’s accounting policies has been as follows: to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset).

IFRS 11 ‘Joint Arrangements’

In May 2011, the IASB issued IFRS 11 ‘Joint Arrangements’, one of a suite of standards relating to interests in other entities and related disclosures. IFRS 11 establishes a principle that applies to the accounting for all joint arrangements, whereby parties to the arrangement account for their underlying contractual rights and obligations relating to the joint arrangement. IFRS 11 identifies two types of joint arrangements. A ‘joint venture’ is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A ‘joint operation’ is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Investments in joint ventures are accounted for using the equity method. Investments in joint operations are accounted for by recognizing the group’s assets, liabilities, revenue and expenses relating to the joint operation.

IFRS 10 ‘Consolidated Financial Statements’ introduces a single consolidation model that identifies control as the basis for consolidation. The new model applies to all types of entities, including structured entities. Under the new model, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. There was no effect on the group’s reported income or net assets as a result of the adoption of IFRS 10.

IFRS 12 ‘Disclosures of Interests in Other Entities’ combines all the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard. There was no effect on the group’s reported income or net assets as a result of the adoption of IFRS 12. The disclosures required by the standard are included in this report.

In May 2011, the IASB issued a new standard, IFRS 13 ‘Fair Value Measurement’. The new standard defines fair value, sets out a framework for measuring fair value and contains the required disclosures about fair value measurements. IFRS 13 does not require fair value measurements in addition to those already required or permitted by other standards, rather it prescribes how fair value should be measured if another standard requires it. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date i.e. it is an exit price. There was no significant impact on the group’s reported income or net assets as a result of the adoption of IFRS 13. The disclosures required by the new standard are included in this report.

In December 2011, the IASB issued an amendment to IFRS 7 ‘Disclosures – Offsetting Financial Assets and Financial Liabilities’. This amendment introduces new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s balance sheet. The new disclosures are included in this report.

In June 2011, the IASB issued amendments to IAS 1 ‘Presentation of Financial Statements’ on the presentation of other comprehensive income (OCI). The amendments require that those items of OCI that might be reclassified to profit and loss at a future date be presented separately from those items that will never be reclassified to profit and loss. The adoption of the amended standard has a presentational impact on the group’s statement of comprehensive income, with no effect on the reported income, total comprehensive income, or net assets of the group. The presentation required by the amended standard is included in this report.

In May 2013, the IASB issued an amendment to IAS 36 ‘Impairment of Assets’ in relation to the disclosure of recoverable amounts for non-financial assets. The amendment addressed certain unintended consequences arising from consequential amendments made to IAS 36 when IFRS 13 was issued. In addition, a number of other standards and interpretations were adopted in the year which had no significant impact on the group’s reported income and net assets.

Not yet adopted

The following pronouncements from the IASB will become effective for future financial reporting periods and have not yet been adopted by the group.

As part of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’, in November 2009 the IASB issued the first phase of IFRS 9 ‘Financial Instruments’, dealing with the classification and measurement of financial assets. In October 2010, the IASB updated IFRS 9 by incorporating the requirements for the accounting for financial liabilities and in November 2013 the IASB published revised guidance for hedge accounting. The remaining phase of IFRS 9, dealing with impairment, and further changes to the classification and measurement requirements, are still to be completed. In November 2013, the IASB also removed the effective date from IFRS 9 and will decide on an effective date when the entire IFRS 9 project is closer to completion. The Group has not yet decided the date of adoption for the group and has not yet completed its evaluation of the effect of adoption.

In December 2011, the IASB issued an amendment to IAS 32 ‘Offsetting Financial Assets and Financial Liabilities’. This amendment clarifies the presentation requirements in relation to offsetting financial assets and financial liabilities on an entity’s balance sheet. The amendment to IAS 32 is effective for annual periods beginning on or after 1 January 2014. The Group has not yet completed its evaluation of the effect of adoption.

IFRIC 21 Levies: This interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies: (a) The liability is recognized progressively if the obligating event occurs over a period of time, (b) If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. The Group has not yet completed its evaluation of the effect of adoption.

IFRS 3, ‘Business combinations’: The standard is amended to clarify that IFRS 3 does not apply to the accounting for the formation of any joint arrangement under IFRS 11. The amendment also clarifies that the scope exemption only applies in the financial statements of the joint arrangement itself. The amendment is effective for annual periods beginning on or after 1 July 2014. The Group has not yet completed its evaluation of the effect of adoption.

IAS 40, ‘Investment property’: The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. The guidance in IAS 40 assists preparers to distinguish between investment property and owner-occupied property. Preparers also need to refer to the guidance in IFRS 3 to determine whether the acquisition of an investment property is a business combination. The amendment is effective for annual periods beginning on or after 1 July 2014. The Group has not yet completed its evaluation of the effect of adoption.

2.3	Consolidation basis

2.3.1	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it’s exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those through its power over the entity.

Specifically, the Group controls an entity when all of the following circumstances are met:

(a)	Power over the investee;

(b)	Exposure, or rights, to variable returns from involvement with the investee; and

(c)	The ability to use power over the investee to affect the amount of the investor’s returns.

When the Group holds less than a majority of voting rights over an investee, it has the power over the investee when these voting rights are sufficient to give the Group the ability to direct unilaterally the relevant activities of the investee. The Group considers all facts and circumstances to evaluate if the voting rights over an investee are sufficient to give it power, including:

(a)	the size of the investor holding of voting rights relative to the size and dispersion of holding of the other vote holders; (b) the potential voting rights held by the investor, other vote holders or other parties; (c) rights arising from other contractual agreements; and (d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities in the time that decision need to be made, including voting patterns at previous shareholders’ meetings.

The Group will reassess whether it controls an investee if facts and circumstances indicate that there are changes in one or more of the three elements of control previously mentioned.

The financial statements of subsidiaries are included in the consolidated financial statements from the date in which control commences until the date in which control ceases.

1.3.2	Associates or related entities

Associates or related entities are those entities where the Group has a significant influence but not control, which is generally reflected in an interest between 20% and 50% of the voting rights. The investments in associates or related entities are accounted for using the equity method and are initially recognized at cost. The investment of the Group in associates or related entities includes the goodwill of the acquisition, net of any accumulated impairment loss.

The Group’s interest in the gains or losses which occurred after the acquisition of its associates or related entities is charged to income, and its participation in the equity changes subsequent to the acquisition that do not correspond to income are allocated to the corresponding equity reserves (and are presented accordingly in the statement of other integral income).

When the Group’s interest in the losses of an associate or related entity is equal to or higher than its interest—including any other uninsured accounts receivable—the Group does not recognize additional losses, unless it has incurred liabilities or payments on behalf of the associate or related entity.

Unrealized profits on transactions between the Group and its associates or related entities are eliminated to the extent of the Group’s interest in such entities. The unrealized losses are also eliminated unless the transaction provides evidence of impairment loss of the asset transferred. Whenever necessary to ensure consistency within the Group’s policy, the accounting policies of the associates are modified.

Dilution gains or losses in associates or related entities are recognized in the statement of income.

The group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the impact in the statement of income.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the associate is recorded in equity.

2.4	Subsidiary entities

2.4.1	Directly consolidated entities

The detail of the subsidiaries included in consolidation is as follows:

			Interest percentage
			12/31/2013			12/31/2012	12/31/2011
Country	Tax ID Number	Company name	Direct	Indirect	Total	Total	Total
			%	%	%	%	%
Chile	81.201.000-K	Cencosud Retail S.A.	99.9605	0.00004	99.9609	99.9609	99.9557
Chile	96.671.750-5	Easy S.A.	99.5750	0.0000	99.5750	99.5750	99.5750
Chile	99.500.840-8	Cencosud Administradora de Tarjetas S.A.	99.9929	0.0071	100.0000	100.0000	100.0000
Chile	76.568.660-1	Cencosud Administradora de Procesos S.A.	99.9928	0.0072	100.0000	100.0000	100.0000
Chile	96.978.180-8	Cencosud Internacional Ltda.	74.8487	25.1476	99.9963	99.9963	99.9957
Chile	94.226.000-8	Cencosud Shopping Centers S.A.	99.9999	0.0000	99.9999	99.9999	99.9999
Chile	78.410.310-2	Comercial Food And Fantasy Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
Chile	76.433.310-1	Costanera Center S.A.	99.9999	0.0000	99.9999	99.9999	99.9999
Chile	76.476.830-2	Circulo Mas S.A.	99.0000	1.0000	100.0000	100.0000	100.0000
Chile	99.565.970-0	Banco Paris S.A.	98.8900	1.1100	100.0000	100.0000	100.0000
Chile	83.123.700-7	Mercado Mayorista P y P Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
Chile	76.181.388-9	Cencosud Tiendas S.A.(*)	000.0000	0.0000	000.0000	100.0000	100.0000
China	Foreign	Cencosud (Shanghai) Trading CO, Ltda.	100.0000	0.0000	100.0000	100.0000	100.0000
Chile	76.236.195-7	Cencosud Argentina SPA	100.0000	0.0000	100.0000	100.0000	000.0000

(*)	As of December 31, 2012, Cencosud S.A. owned 85.58% of Cencosud Tiendas S.A. shares. However, the Company did not account for the non-controlling interest as a result of the option agreement which entitled Cencosud S.A to acquire the remaining interest of 14.42% in future periods. As a consequence, a financial liability was recognized for the payment of the 14.42% of the shares, in accordance to IAS 32 paragraph 23.

On December 18, 2013, Cencosud Tiendas S.A. was merged with Cencosud S.A. after the exercise of the option for the acquisition of the remaining 14.42% of the shares of Cencosud Tienda S.A., as per the paragraph above.

2.4.2	Indirect consolidation entities

The financial statements of consolidated subsidiaries also include the following companies:

Country	Tax ID number	Company name
Chile	81.201.000-K	Cencosud Retail S.A.
Chile	76.365.580-6	Jumbo Administradora Norte S.A.
Chile	99.566.580-8	Jumbo Administradora S.A.
Chile	99.571.870-7	Jumbo Administradora Temuco S.A.
Chile	76.819.580-3	Santa Isabel Administradora Norte Ltda.
Chile	76.819.500-5	Santa Isabel Administradora Sur Ltda.
Chile	76.062.794-1	Santa Isabel Administradora S.A.
Chile	88.637.500-K	Paris Administradora Norte Ltda.
Chile	78.448.780-6	Paris Administradora Sur Ltda.
Chile	77.313.160-0	Paris Administradora Centro Ltda.
Chile	77.779.000-5	Paris Administradora Ltda.
Chile	77.301.910-K	Logística y Distribución Paris Ltda.
Chile	77.251.760-2	Jumbo Supermercados administradora ltda..
Chile	77.218.570-7	Cencosud Corredores de Seguros y Servicios Ltda.
Chile	77.312.480-9	Administradora de Servicios Paris Ltda.
Chile	99.586.230-1	Viajes Paris S.A.
Chile	79.829.500-4	Eurofashion Ltda.
Chile	76.116.801-3	Administradora TMO S.A.
Chile	76.168.900-2	Meldar Capacitación Ltda.
Chile	77.566.430-4	Sociedad Comercializadora de Vestuarios FES Ltda.
Chile	99.512.750-4	MegaJohnsons Puente Alto S.A.
Chile	96.953.470-3	MegaJohnsons S.A.
Chile	96.973.670-5	MegaJohnsons Maipú S.A.
Chile	96.988.680-4	MegaJohnsons Puente S.A.
Chile	96.989.640-0	MegaJohnsons Viña del Mar S.A.
Chile	96.988.700-2	MegaJohnsons Administradora S.A.
Chile	96.988.690-1	MegaJohnsons Quilin S.A.
Chile	76.398.410-9	Johnsons Mega San Bernardo S.A.
Chile	76.190.379-9	Cencosud Retail Administradora Ltda.
Chile	96.671.750-5	Easy S.A.
Chile	76.365.590-3	Easy Administradora Norte S.A.
Chile	99.500.840-8	Cencosud Administradora de Tarjetas S.A.
Chile	76.023.825-2	Cencosud Servicios Integrales S.A.
Chile	94.226.000-8	Cencosud Shopping CentersS.A.
Chile	88.235.500-4	Sociedad Comercial de Tiendas S.A.
Chile	84.658.300-9	Inmobiliaria Bilbao Ltda.
Chile	78.409.990-8	ACC Alto las Condes Ltda.
Chile	76.433.310-1	Costanera CenterS.A.
Chile	96.732.790-5	Inmobiliaria Santa Isabel S.A.
Chile	76.203.299-6	Comercializadora Costanera Center S.P.A.
Chile	99.565.970-0	Banco Paris S.A.
Chile	76.099.893-1	Banparis Corredores de Seguros Ltda.
Chile	96.978.180-8	Cencosud Internacional Ltda.
Chile	76.258.307-0	Jumbo Argentina S.P.A.
Chile	76.258.309-7	Cencosud Internacional Argentina S.P.A

Country	Tax ID number	Company name
Argentina	Foreign	Cencosud S.A. (Argentina)
Argentina	Foreign	Unicenter S.A.
Argentina	Foreign	Jumbo Retail Argentina S.A.
Argentina	Foreign	Agrojumbo
Argentina	Foreign	Blaisten S.A.
Argentina	Foreign	Cavas y Viñas El Acequion S.A.
Argentina	Foreign	Carnes Huinca S.A.
Argentina	Foreign	Agropecuaria Anjullon S.A.
Argentina	Foreign	Cencosud Viajes
Argentina	Foreign	Cormina S.A
Argentina	Foreign	Invor S.A.
Argentina	Foreign	Pacuy S.A.
Argentina	Foreign	Supermercados Dave S.A.
Uruguay	Foreign	SUDCO Servicios Regionales S.A.
Colombia	Foreign	Cencosud Colombia S.A.
Brazil	Foreign	Cencosud Brasil S.A..
U.S.A.	Foreign	Gbarbosa Holding LLC
Brazil	Foreign	Gbarbosa Holding S.A
Brazil	Foreign	Cencosud Brasil Comercial Ltda.
Brazil	Foreign	Mercantil Rodrigues Comercial Ltda..
Brazil	Foreign	Perini Comercial de Alimentos Ltda.
Peru	Foreign	Cencosud Perú
Peru	Foreign	Teledistribución S.A.
Peru	Foreign	Almacenes Metro S.A.
Peru	Foreign	E. Wong S.A.
Peru	Foreign	Cencosud Retail Peru S.A.
Peru	Foreign	Tres Palmeras S.A.
Peru	Foreign	Las Hadas Inversionistas S.A.
Peru	Foreign	Cinco Robles SAC
Peru	Foreign	ISMB Supermercados S.A.
Peru	Foreign	Travel International Partners Perú S.A.
Peru	Foreign	Loyalty Peru SAC.
Peru	Foreign	Banco Cencosud S.A.

2.5	Foreign currency transaction

2.5.1	Functional and presentation currency

Each entity included in these consolidated financial statements is measured using its functional currency, which is the currency of the main economic environment where the entity operates. The consolidated financial statements are presented in Chilean pesos.

In the case of international investments, the functional currency of each company has been defined as the local currency, as the business has a local focus and it is involved in the retail business.

The functional currency of each subsidiary was the Group operates is:

Country	Functional currency
Chile	Chilean peso
Argentina	Argentine peso
Brazil	Brazilian Real
Peru	Peruvian Nuevo Sol
Colombia	Colombian peso
China	Yuan

If the presentation currency differs from the functional currency of the entity, this entity must translate its results and financial position to the selected presentation currency, which in this case is the Chilean peso.

2.5.2	Transactions and balances

Transactions in foreign currency and adjustable units (“Unidad de Fomento” or “UF”) are recorded at the exchange rate of the corresponding currency or adjustable unit as of the date on which the transaction complies with the requirements for its initial acknowledgement. The UF is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each statement of financial position the monetary assets and liabilities denominated in foreign currencies and adjustable units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustable unit. The exchange difference arising, both from the liquidation of foreign currency operations, as well as from the valuation of foreign currency monetary assets and liabilities, and the difference arising from the changes in adjustable units are recorded in the statement of income.

Transactions in foreign currency will be translated to the functional currency using the exchange rates in effect at the time of each transaction. Gains and losses in foreign currency that result from the liquidation of the transactions and from the translation at the current exchange rates at the closing of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

Exchange rates

The assets and liabilities held in foreign currency and those set in UF (indexation unit), are presented at the following exchange rates and closing values:

Date	Ch$/US$	$Ch/Uf	$Ch/$ Ar$	$Ch/Colombian$	$Ch/ Peruvian nuevo sol	$Ch/ Brazilian real	$CL/ Chinese yuan
12-31-2013	524.61	23,309.56	80.49	0.27	187.49	222.71	86.49
12-31-2012	479.96	22,840.75	97.70	0.27	188.15	234.98	77.02
12-31-2011	519.20	22,294.03	120.74	0.27	193.27	278.23	82.48
12-31-2010	468.01	21,455.55	117.78	0.25	166.79	281.31	70.84
12-31-2009	507.10	20,942.88	133.48	0.25	175.65	290.94	74.30

Group entities

The results and financial position of all the entities of Cencosud Group (none is in a hyperinflationary economy), that have a functional currency different than the presentation currency, are translated to the presentation currency as follows:

a.	Assets, liabilities and equity of each statement of financial position are translated at the closing exchange rate of the closing date of the accounting period.

b.	Revenues and expenses of each statement of income are translated at average exchange rate (unless this average does not represent a reasonable approximation of the accumulative effect of the rates existing on the transaction dates, in which case income and expenses are translated at the exchange rate of the date of the transaction); and

c.	All the resulting exchange differences are recognized in other comprehensive income.

On consolidation, the exchange rate differences arising from the translation of a net investment in foreign operations (or national entities with a functional currency that is different than the holding company), are recorded in net equity. When an investment is sold or disposed of (in part or entirely), exchange differences are recorded in the statement of income as part of the gain or loss on sale.

Adjustments to goodwill and to fair value of the assets and liabilities arising from the acquisition of a foreign entity (or entity with a functional currency different to that of the holding company) are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

2.6	Financial information of operating segments.

Segment information is reported in a manner consistent with the internal reports delivered to those responsible for making the relevant operating decisions. Such executives are in charge of allocating resources and assessing the performance of the operating segments, which have been identified as:

Supermarkets, department stores, home improvement stores, shopping centers, financial services and other for which the strategic decisions are made.

This information is detailed in Note 28.

2.7	Property, plant and equipment.

Property, plant and equipment are measured at the acquisition cost, which includes the additional costs incurred until the asset is in operating condition, less the accumulated depreciation and the impairment losses.

Impairment losses are recorded as expenses in the Company’s consolidated statements of income by function.

Depreciation is recorded in the statement of income following the straight line method considering the useful life of the different components.

Leasehold improvements are amortized over the shorter of useful life or the duration of lease agreements.

The Group reviews the residual value, useful life and depreciation method of the property, plant and equipment as of each reporting period. Modifications in the initially set criteria are recognized, according to the situation, as a change in an estimate.

Periodic expenses related to maintenance, conservation and repairs are recorded in the consolidated statement of i income by function as incurred.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income during the financial period in which they are incurred.

2.8	Investment property.

Investments properties are assets maintained to generate income through lease which corresponds to land, buildings, work in progress and other constructions which are held to be leased or for a capital appreciation as a result of the increases occur in the future in their respective market prices. Investment properties are initially recognized at acquisition cost which mainly includes its purchase price and any directly attributable expenditure. The group has chosen as its accounting policy for subsequent valuations of these assets the fair value model, using the methodology of discounting the future cash flows to an appropriate discount rate. The Management estimated at each statement of financial position variations of this value, according to the discounted cash flow model. Gains and losses arising from changes in fair value of investment properties are included in the income statement as they occur and are not subject to annual depreciation. The results generated by the revaluation, not part of the taxable income and tax are excluded in determining the distributable net result in the determination of interim dividends.

2.9	Intangible assets.

2.9.1	General.

Intangible assets are those non-monetary assets without physical substance that are susceptible to being singled-out and identified, either because they are separable or because they arise from a legal or a contractual right. The only intangible assets recorded in the statement of financial position are those assets whose cost can be measured in a reliable way (or identified and recorded at fair value in a business combination) and those that the Group expects will generate future economic benefits.

In the case of intangible assets with an indefinite useful life, the Company considers that these maintain their value constantly over time, and therefore are not amortizable. However, these are tested for impairment annually, or more frequently, if events or changes in circumstances indicate a potential impairment.

2.9.2	Goodwill.

The goodwill represents the excess of the acquisition cost over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill related to subsidiary acquisitions is included under intangible assets. Goodwill related to acquisitions of associates is included under investments in associates, and is tested for impairment along with the total balance of the associate.

Goodwill is not amortized; it is subsequently measured at cost less accumulated impairment losses and is tested for impairment annually. To perform this analysis, goodwill is allocated among the cash generating units that are expected to benefit from the business combination that generated the goodwill, and an estimation of the recoverable amount of the cash generating units through the method of the discounted cash flows estimated for each of the cash generating units. If the recoverable amount of any of the cash generating units is lower than the discounted cash flows, a loss should be recorded to income for the period. A loss from impairment of goodwill cannot be reversed in subsequent periods.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense.

Gains and losses related to the sale of an entity include the book value of the goodwill related to the sold entity.

2.9.3	Commercial brands.

Commercial brands correspond to intangible assets of indefinite useful life that are shown at its historic cost, less any impairment loss. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. These assets are subject to impairment tests annually or more frequently when events indicate that impairment may exist.

2.9.4	Information technology and licenses.

The licenses and database for information technology that have been acquired are capitalized at the cost incurred in the purchase plus the cost of implementation of the specific application. These expenses are amortized over the estimated useful life.

The corresponding development and maintenance expense of information technology are recorded as an expense of the period. Costs directly related with the production of unique and identifiable information technology that are controlled by the Group, and that may generate economic benefits that exceed the costs for over a year, are recognized as intangible assets. The direct costs include the expenses related to the personnel developing the application.

Development costs of technology recognized as assets are amortized over their estimated useful life.

2.10	Borrowing costs.

General and specific borrowing costs directly attributable to the acquisition, construction or production of any qualified assets as described in Notes 2.7 and 2.8, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the assets are ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit and loss in the period in which they are incurred.

2.11	Impairment loss of non-financial assets.

The assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The assets subject to amortization are reviewed for impairment tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

To test if the assets have suffered an impairment of value, the Group compares the book value of the assets with their recoverable amount and recognizes an impairment loss for the excess of the book value over its recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Non-financial assets other than goodwill that have experienced an impairment loss are subject to subsequent impairment reviews as of each statements of financial position closing date in case a reversal of the loss may have occurred. If this situation occurs, the recoverable amount of the specific asset is recalculated and its amount increased if necessary. The increase is recognized in the Consolidated Statement of Comprehensive Income as a reversal of impairment losses. The increase in the asset resulting from the reversal of the impairment loss is limited to the amount that would have been recognized had there been no impairment.

2.12	Financial assets.

The Group classifies its financial assets within the following categories: financial assets at fair value through profit or loss, and loans and receivables. The classification depends on the purpose for which the investments were acquired. The Group sets the classification of the investments at the time of the initial recognition. Purchases or sales of financial assets are accounted for as of the settlement date, which is the date when the asset is delivered or received by the Company.

2.12.1	Financial assets at fair value through profit or loss.

This category has two subcategories: (i) financial assets held for “trading” and (ii) those designated at the beginning as financial assets at fair value through profit or loss. The gains and losses that arise from the changes in their fair value are included in the net results of the period. A financial asset is classified at fair value through profit or loss if it is acquired mainly with the purpose of selling it in the short-term or if it is designated as such. The financial derivative instruments are classified as held for trading unless they are designated as hedging instruments.

Assets within this category are classified as current if they are held for trading or if they are expected to be realized within twelve months of the date of the financial statements.

2.12.2	Trade receivables and other receivables.

Trade receivables are financial assets other than financial derivative instruments, with fixed payments or with established amounts that are not traded the financial market. They are included within current assets, with the exception of those maturing in over twelve months from the closing date of the financial statements, in which case they are classified as non-current assets.

Account receivables originated by the Company with a maturity in excess of 90 days are measured at their “amortized cost” by recognizing in income the accrued interests based on the effective interest rate (IRR). Amortized cost means the initial cost less the amortization of principal and the accumulated amortization based on the effective interest rate, considering the potential reductions due to impairment or payment default. Impairment for these assets happens when there is objective evidence that the Company will not be able to collect all the balances according to the original terms of the account receivable. The amount of the impairment allowance is the difference between the net accounting value and the present value of the discounted cash flows, discounted at the effective interest rate. The change in the impairment allowance is recorded against the Company’s income.

The effective interest rate is that which equals the future cash flows with the initial net asset value.

A value impairment allowance for trade accounts receivable is set when there is objective evidence that the Company will not be able to collect all the payments according to the original terms of the accounts receivable. Some indicators of potential impairment of accounts receivable are debtor’s financial difficulties, probability that the debtor will start a bankruptcy process or a financial restructuring, default or failure to pay, as well as the experience related to the behavior and characteristics of the collective portfolio.

The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash flows, discounted at the effective interest rate. The book value of the asset is reduced through the allowance account and the amount of the loss is recorded in the statement of income.

2.12.3	Financial assets and liabilities offset

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis to realize the asset and settle the liability simultaneously.

2.13	Derivative financial instruments and hedging activity.

The derivative financial instruments are initially recorded at fair value on the date a derivative contract is entered and are subsequently re-measured at their fair value through the income account, except in the specific case of the accounting of hedging instruments. In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flow of the hedged item. A hedge is considered effective when changes in the fair value or in the cash flow of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flow of the hedging instrument with effectiveness between 80% to 125%.

The method to recognize a gain or loss resulting from each valuation will depend on whether the derivative is designated as a hedge or not, and on the nature of the inherent risk of the hedged party. The Group designates certain derivatives as: i) fair value hedge of assets and liabilities recorded in the statements of financial position or and; ii) hedge of asset and liability cash flows recorded in the statements of financial position as highly probable transactions.

Hedges that meet the strict hedging accounting criteria are booked in accordance with IAS 39 “Financial instruments: Recognition and Measurement.”

The Group documents at the inception of the transaction the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedging transactions. The Company also documents their evaluation, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly offsetting changes in fair values or cash flows of the hedged items.

2.13.1	Fair value hedge.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the covered parties that can be attributable to the hedged risk.

The gain or loss related to the effective portion of interest rate swaps that hedge the loans at fixed interest rates is recognized in the statement of gains and losses as “financial expenses.”

The gain or loss related to the ineffective portion is also recorded in the statement of income. The changes in the fair value of the loans at a fixed rate that can be related to the interest rate risk are recorded in the statement of income under “financial expenses.”

If the hedge ceases to comply with the requirements to be recorded following the hedge accounting guidance, the adjustment in the book value of the hedged party for which the effective rate method is being used will be amortized in income over the remaining period until its maturity.

2.13.2	Cash flows hedges

The effective portions of the changes in the fair value of derivatives that have been designated and qualify as cash flows hedges are recorded in net equity through other comprehensive income. The gain or loss related to the ineffective portion is recorded immediately in the statement of income.

The accumulated amounts in net equity are included in the statement of income in the periods in which the hedged parties impact the income account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income within “other gains/(losses)—net”.

2.13.3	Financial assets—options.

In order to determine the fair value of call options (a financial asset), the company considers the net present value of the discounted cash flows of the underlying asset and an analysis of market comparable.

Options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS” (note 23.5) are recognized in the financial statements of Cencosud S.A. as follows:

•	The put option was initially accounted for as a liability with a charge to the equity account other reserves, at the present value of the estimated exercise price, in accordance with the provisions of IAS 32 “Financial Instruments: Presentation.”

•	After the initial recognition, all variations in the value of the put option are recorded against profit and loss.

•	After their initial recognition, the call option is accounted at fair value through profit or loss. The fair value is the present value of the difference between the amount to be paid to exercise the option and the fair value of the underlying shares.

•	If the call option is exercised, the asset will be derecognized together with the cash provided as the exercise price, with a credit to non-controlling interest and other reserves within equity. The liability for the put option will be reversed with a credit to the equity account other reserves.

•	If the put option is exercised, the corresponding liability will be derecognized with a balancing entry for the cash outflow given as the exercise price. The non-controlling interest will be derecognized against the asset for the call option (if any) and against the equity account other reserves.

The Cencosud acquired 38.6062% of the stocks of Jumbo Retail Argentina S.A., held by UBS. Additionally, Cencosud and UBS agreed on ceasing the call and put option contracts. The impact from this transaction was presented in other reserves in the statement of changes in net equity.

2.14	Inventory.

Assets recorded under inventory are stated at the lower value between acquisition cost or production cost, and the net realizable value.

The net realizable value is the estimated sales price in the normal course of operations, less estimated costs necessary to complete the sale.

Commercial and other discounts as well as other similar entries are deducted in the determination of the acquisition price.

The valuation method of the inventory is the Weighted Average Cost.

The cost of inventory includes all the costs related to the acquisition and transformation of the inventory, as well as other costs that may have been incurred to achieve their current condition and location, among which the cost of consumed material, labor, and manufacturing expenses are included.

2.15	Trade debtors and other receivables.

Trade accounts receivable are recognized initially at their fair value (nominal value including an implicit interest) and subsequently recorded at their amortized cost according to the effective interest rate method, less the impairment allowance.

A value impairment allowance for trade accounts receivable is set when there is objective evidence that the Company will not be able to collect all the payments according to the original terms of the accounts receivable. Some indicators of potential impairment of accounts receivable are debtor’s financial difficulties, probability that the debtor will start a bankruptcy process or a financial restructuring, default or failure to pay, as well as the experience related to the behavior and characteristics of the collective portfolio.

The implicit interest is separated from the rest of the balance and is recorded as a financial income as the interests are accrued.

The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash flows, discounted at the effective interest rate. The book value of the asset is reduced through the allowance account and the amount of the loss is recorded in the income statement.

2.16	Cash and cash equivalents.

Cash and cash equivalents include cash-in-hand, time deposits at financial entities, other liquid short-term investments with a high liquidity usually with an original maturity of up to three months and bank overdrafts. In the statement of financial position, if there are overdrafts, these are recorded under the line other financial liabilities within the line bank loans.

2.17	Loans and other financial liabilities.

Loans, debt arising from bond issuances and financial liabilities are initially recorded at their fair value, less the transaction costs that are directly related to the transaction. Afterwards, the financial liabilities held by the Group are measured at their amortized cost using the effective rate method.

The effective rate is that which matches future payments with the net initial value of the liability.

2.18	Trade payables and other payables.

The trade creditors and other accounts payable are recorded at their nominal value, as their average payment terms are small and there is not a relevant difference with their fair value.

Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.19	Provisions.

Provisions are recorded in the statements of financial position when:

a.	The Group has a present obligation (either legal or implicit) as a result of past events,

b.	It is probable that a resource outflow will occur that incorporate economic benefits to extinguish the obligation, and

c.	A reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the cash outflows that are expected to be necessary to settle the liability, considering the best information available at the date of the annual financial statements, and are restated at the closing of each accounting period. The discount rate used to establish the present value reflects the current market assessments, at the date of the financial statements, of the time value of money, as well as the specific risk related to the specific liability.

2.20	Employee benefits

2.20.1	Staff vacations.

The Company records vacation benefits expense following the accrual method. This benefit corresponds to all the personnel and is equivalent to a fixed amount according to the contracts of each employee. This benefit is recorded at its nominal value.

2.20.2	Employee Benefit Plans

The Group, in its Brazilian operations has a pension plan among other benefits with the employees. These commitments, both defined benefit and defined contribution, are instrumented through pension plans.

The Group’s net obligation in respect of defined benefit plan is calculated separately for each plan by estimating the amount of the future benefit that the employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any refund from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to the defined benefit plans are recognized in profit and loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that related to past service or the gain or loss on curtailment is recognized immediately in profit and loss. The Group recognizes gain and losses on the settlement of a defined benefit plan when the settlement occurs.

Defined Contribution plans

Obligations for contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

2.21	Revenue recognition.

Revenue recognition corresponds to the gross entry of economic benefits during the period from the Group operations. The revenue amount is shown net of any tax levy, price discounts and other items that impact the sales price.

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the group’s activities, as described below. The group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Ordinary revenue from sales of goods.

The sales of goods are recorded when the risks and benefits that rise from the ownership of the goods are substantially transferred, the amount of the income can be accurately calculated, and the collection of the sales is deemed probable.

Ordinary revenue from leases.

Revenue obtained from leases is recognized in a straight-line over the life of the corresponding contracts as per IAS 17.

Interest income.

The financial income derived from the Group’s commercial cards is recorded on an accrual basis according to the terms agreed upon with the customers. Interest is recognized using effective interest rate method.

When a loan and receivable is impaired, the group reduces the carrying amount to its recoverable amount, which is the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

Revenues from insurance brokerage, travel agencies and family entertainment centers.

The Company has income from personal and/or large-scale insurance brokerage exclusively to customers of the companies involved in the Group. The commission is recognized as earned over the term of the related coverage.

The Company generates revenues from domestic and international travel agency services. Commissions are recognized monthly and when the risks and benefits inherent in the transactions have been transferred to third parties.

The Company has revenues from of family entertainment services which are part of the malls of the Group. Revenue is recognized when services have been effectively provided.

Customer loyalty program.

The Group operates a loyalty program where customers accumulate points for purchases made, which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction by allocating the fair value of the consideration received between the award points and the other components of the sale such that the reward points are initially recognized as deferred income at their fair value.

Revenue from the reward points is recognized when the points are redeemed. Breakage is recognized as reward points are redeemed based upon expected redemption rates. Reward points expire 12 months after the initial sale.

2.22	Deferred income.

Cencosud registers deferred income for various transactions from which cash is received and when the conditions to register the income described in Note 2.21 have not been met, such as cash received at the beginning of the issuance of the Group’s investment property rental contracts.

Deferred income is recorded in the statement of income on an accrual basis and when the commercial and contractual conditions are met.

2.23	Leases.

Leases are classified as financial when they substantially transfer all the risks and benefits related to the ownership of the good. All other leases are considered as operating.

Goods acquired through a finance lease are recorded as non-current assets, and are initially measured at the present value of the minimum future payments or at its fair value if it is lower, reflecting the corresponding debt with the lessor as a liability. The payments made are detailed between the debt repayment and the corresponding financial burden, which is recorded as a financial expense for the year.

In the case of operating leases, the expense is recorded in a straight line according to the life of the lease contract for the fixed lease portion. The contingent leases are recorded as an expense of the period in which the payment appears probable, as well as the increments of fixed rent indexed by the fluctuation of the consumer price index.

2.24	Current and deferred income taxes.

The tax expense for the period is comprised of current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current tax is that which is estimated that will be paid or recovered during the period, using approved legal tax rates, or about to be approved at the date of the financial position statement, corresponding to the current period and including an adjustment corresponding to income taxes payable or recoverable from prior periods.

The deferred tax is calculated using the liability method, which identifies the temporary differences that arise from carrying balances used for the purpose of financial information and those used for tax purposes. The deferred tax liability corresponds to the amounts payable in the future from the temporary tax differences, and the deferred tax assets are those amounts recoverable as a result of temporary deductible differences, compensating negative taxable income balances or tax deductions pending application.

The assets and liabilities from deferred income taxes are measured at the rates applicable in the corresponding periods when the assets will be realized or the liabilities will be paid, based on approved current legal regulations at the date of the financial statements and after considering all tax consequences that derive from the way that the Group expects to recover the assets and liquidate the liabilities.

A deferred income tax asset is recorded only up to the point that it is probable that there will be future fiscal gains, against which unused fiscal credits can be applied. The deferred income tax assets accounted for, as well as those not accounted for, are subject to review at every closing date.

The deferred income tax rate is accrued from the temporary differences that arise from the investments in subsidiaries and affiliates, except when the Company has control over the time when the temporary differences will be reversed, and what it is probable that the temporary difference will not be reversed in the foreseeable future.

The deferred income tax assets and liabilities are recorded in the consolidated financial statements as non-current assets and liabilities, independently of their expected date of realization or liquidation.

The deferred income tax assets and liabilities are compensated when there is a legally executable right to compensate the current tax assets with the current tax liabilities and when the deferred income tax asset and liability are related to the income tax that is levied by the same tax authority to the same tax subject or to different tax subjects where there is the intention of liquidating the balances over a net basis.

2.25	Payment of dividends.

The payment of dividends to the Company’s shareholders is recorded as a liability in the annual accounts of the Group in the period in which the dividends are approved by the Company’s shareholders or when the corresponding liability is accrued according to legal regulations or the by-laws set at the Shareholders’ Meeting.

2.26	Paid-in capital.

The Company’s paid-in capital is represented by ordinary shares.

The incremental costs that can be directly allocated to the issuance of new shares are presented as a reduction to net equity, net of income taxes.

2.27	Share- based payments.

Compensation plans implemented through the use of stock options are recognized in the financial statements applying IFRS 2 “Share-based payments”, booking the expenses associated with the services provided by company executives at the time that these are incurred booking a credit in the account of other equity reserves.

The Company determines the fair value of the services received by referring to the fair value of the equity instruments at the date on which they are issued. The plan that issues the stock options based on continued employment assumes that the services will be received on a lineal basis up to the maturity date of the stock options. Likewise, in the case of stock options based on performance, it is assumed that the services will be received on a lineal basis up to the maturity date of the stock options.

The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, including any performance condition and to have a current employment contract with the Company or any of its subsidiaries in Chile or abroad and the employment relationship has-not been interrupted from the date of signature of this contract until the date of execution of stock options.

At each year end, the Company reviews the estimations of the number of options that can be exercised. Once the options are exercised, the Company will decide if new compensation payments in shares will be issued

2.28	Cost of sales.

Cost of sales includes the cost of acquiring products sold and other costs incurred to bring inventory to the locations and conditions necessary for their sale. These costs primarily include acquisition costs net of discounts obtained, non-recoverable import expenses and taxes, insurance and costs for transporting products to distribution centers.

Cost of sales also includes losses related to the credit card receivable portfolio from the financial services segment.

2.29	Other expenses by function.

Other expenses by function includes, primarily, advertising expenses that the company incurs to promote its products and brands.

2.30	Distribution costs.

Distribution costs include all expenses necessary to deliver products to customers.

2.31	Administrative expenses.

Administrative expenses include payroll and personnel compensation, depreciation of property, plant and equipment for administrative purposes, amortization of non-current assets, and other overhead and administrative expenses.

2.32	Change in accounting policies

The Group has adopted the new accounting policies and pronouncements as set out in note 2.2, none of the new amendments and pronouncements had a significant impact on the group’s consolidated financial statements in 2013.

2.33	Non-cash transactions

The Group has not accounted for any non-cash investing or financing transaction related to a business combination in 2013. The acquisitions of assets via a finance lease are set out in note 17.5; these transactions have not been included in the consolidated statement of cash flows.

3	Risk management policies

3.1	Position-taking financial instruments.

3.1.1	Categories of financial instruments (classification and presentation).

The Company’s position-taking instruments are classified based on their nature, characteristics and the purpose for which they have been acquired or issued.

As of December 31, 2013, and 2012 the Company classifies its financial instruments as follows: Table 1-1. Classification of financial instruments.

December 2013

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (Informational)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit or loss	Mutual funds Derivatives	Mutual fund shares	6			40,759,800
	Other financial instruments	Shares	6			38,198
		Financial investments long term	6			8,785,942
		Other financial investments	6			185,553

Credit cards and Trade receivables, net	Cash and equivalents	Cash balances	5	47,627,336	47,627,336
		Bank balances	5	105,893,186	105,893,186
		Short-term deposits	5	18,191,103	18,191,103
	Receivables Credit card and Trade (2)	receivables, net	8	1,289,287,365	1,368,550,076
	Receivables from related entities	Receivables from related entities, current	9	432,303	432,303
		Receivables due from Bretas	6	15,031,535	15,031,535
	Tax assets	Tax assets, current	16	22,797,3033	22,797,303

Financial liabilities and payables	Bank loans (1)	Current	17	441,070,635	443,902,235
		Non-Current	17	420,811,688	422,705,217
	Bond debt (1)	Current	17	74,815,992	76,569,908
		Non-Current	17	1,676,045,068	1,766,658,876
	Other loans (leases)	Current	17	4,808,673	4,808,673
		Non-Current	17	27,779,079	27,779,079
	Time deposits and Term savings accounts	Current	17	151,918,114	151,918,114
		Non-Current	17	48,923,826	48,923,826
	Debt purchase Subsidiaries (Bretas—Prezunic and Johnson´s)	Current	17	53,727,111	53,727,111
		Non-Current		34,919,748	34,919,748
	Letters of credit	Non-Current	17	9,511,591	9,511,591
	Other financial liabilities—other	Current	17	12,450,378	12,450,378
	Trade payables,	Current	18	1,737,920,899	1,737,920,899
		Non-Current	18	4,956,289	4,956,289
	Withholding taxes	Current	18	220,072,319	220,072,319
		Non-Current	18	3,998,528	3,998,528
	Payables to related entities, current	Current	9	556,494	556,494
	Tax liabilities	Current	16	63,131,459	63,131,459

Hedges	Hedging derivatives	Cash flow hedging Liabilities	17			358,936
		Cash flow hedging assets	6			77,188,270

December 2012

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (Informational)	Book value
				ThCh$	ThCh$	ThCh$
At fair value through profit or loss	Mutual funds Derivatives	Mutual fund shares	6			65,183,729
		Derivatives at fair value with changes in results	6			2,946,670
	Other financial instruments	Shares	6			36,469
		Financial investments long term	6			852,289

Credit cards and Trade receivables, net	Cash and equivalents	Cash balances	5	53,106,390	53,106,390
		Bank balances	5	164,801,594	164,801,594
		Short-term deposits	5	19,812,821	19,812,821
	Receivables Credit card and Trade	Receivables, net	8	1,200,932,966	1,268,286,977
	Receivables from related entities	Receivables from related entities, current	9	323,624	323,624
	Tax assets	Tax assets, current	16	31,269,885	31,269,885

Financial liabilities and payables	Bank loans(1)	Current	17	954,868,162	982,057,492
		Non-Current	17	531,859,027	538,626,881
	Bond debt (1)	Current	17	25,513,254	27,913,012
		Non-Current	17	1,663,382,237	1,712,058,615
	Other loans (leases)	Current	17	5,453,350	5,453,350
		Non-Current	17	28,596,747	28,596,747
	Time deposits	Current	17	126,858,783	126,858,783
		Non-Current	17	46,883,852	46,883,852
	Debt purchase Subsidiaries (Bretas—Prezunic and Johnson´s)	Current	17	27,452,688	27,452,688
		Non-Current	17	71,907,667	71,907,667
	Letters of credit	Non-Current	17	10,209,850	10,209,850
	Other financial liabilities—other	Current	17	29,115,522	29,115,522
	Trade payables,	Current	18	1,703,761,965	1,703,761,965
		Non-Current	18	1,303,392	1,303,392
	Withholding taxes	Current	18	197,295,354	197,295,354
		Non-Current	18	6,107,410	6,107,410
	Payables to related entities, current	Current	9	974,469	974,469
	Tax liabilities	Current	16	46,798,474	46,798,474
	Other financial liabilities	Cross currency swaps	17			7,624,595
		Put options

Hedges	Hedging derivatives	Cash flow hedging Liabilities	17			11,819,843
		Cash flow hedging assets	6			40,154,935

(1)	The fair value for disclosure purposes has been determined using discounted cash flow pricing models. Significant inputs include the discount rate used to reflect the credit risk associated with Cencosud S.A., these inputs are within level 2 of the fair value hierarchy.
(2)	The fair value of current receivables is not notably different to its carrying amount, as the impact of discounting is not significant.

3.1.2.	General characterization.

The Company maintains instruments classified at fair value through profit and loss for trading and risk management (derivate instruments not classified as cash flow or fair value hedges purposes). This category is comprised mainly of investments in mutual funds and derivatives.

The category “loans and Trade receivables net” includes bank balances, time deposits and receivables mainly from the credit card business, receivables from consumer credit loans of Banco Paris and notes receivable from customers when credit is extended using post-dated checks. As a result, this category of financial instruments combines the objectives of surplus optimization, liquidity management and financial planning to satisfy the Company’s working capital needs.

Financial liabilities maintained by the Company include obligations with banks and financial institutions, bond issuances and payables, and certificate of deposit issued by Banco Paris and other liabilities.

Lastly, the Company has classified as hedges those derivative instruments determined to be highly effective in offsetting exposure to changes in the hedged item attributable to the hedged risk.

3.1.3.	Accounting treatment of financial instruments (Note 2, accounting policies).

3.1.4.	Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of December 31, 2013 have been measured using the methodologies as set forth in IAS 39. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Level III: Inputs for assets or liabilities that are not based on observable market data.

The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, valued under each method, compared to their total value.

In 2013, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets, see note 4.

Table 1-4. Successive valuation methodologies.

December 2013

				Valuation method				Amortized
Classification	Group	Type	Note	Value	Level I	Level II	Level III	cost
				ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	6	40,759,800	100
	Shares	Shares	6	38,198	100
	Other financial Instrument	Highly liquid financial instruments	6	8,785,942	100
		Other financial investments	6	185,553	100

Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	47,627,336				100
		Bank balances	5	105,893,186				100
		Short-term deposits	5	18,191,103				100
	Receivables	Credit card and trade receivables, net	8	1,289,287,365				100
		Receivables due from Bretas	6	15,031,535				100
	Receivables from related entities	Receivables from related entities, current	9	432,303				100
	Tax assets	Tax assets, current	16	22,797,303				100

Financial liabilities and payables	Bank loans	Current	17	441,070,635				100
		Non-Current	17	420,811,688				100
	Bonds payable	Current	17	74,815,992				100
		Non-Current	17	1,676,045,068				100
	Other loans (lease)	Current	17	4,808,673				100
		Non-Current		27,779,079				100
	Deposits and savings Accounts	Current		151,918,114				100
		Non-Current	17	48,923,826				100
	Debt purchase Bretas	Current	17	53,727,111				100
		Non-Current	17	34,919,748
	Letters of credit	Current	17	9,511,591				100
	Other financial liabilities	Current	17	12,450,378				100
	Trade payables	Current	17	1,737,920,899				100
		Non-Current	17	4,956,289				100
	Withholding taxes	Current	18	220,072,319				100
		Non-Current	18	3,998,528				100
	Payables to related entities	Current	18	556,494				100
	Tax liabilities	Current	9	63,131,459				100

Hedges	Hedging derivatives	Cash flow hedging liabilities	17	358,936		100
		Cash flow hedging assets	6	77,188,270		100

December 2012

				Valuation method				Amortized
Classification	Group	Type	Note	Value	Level I	Level II	Level III	cost
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	6	65,183,729	100
	Derivatives	Derivatives at fair value with changes in results	6	2,946,670		100
		Call option (call)
	Other financial Instrument	Shares	6	36,469	100
		Other financial investments	6	852,289	100

Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	53,106,390				100
		Bank balances	5	164,801,594				100
		Short-term deposits	5	19,812,821				100
	Receivables	Credit card and trade receivables, net	8	1,200,932,966				100
	Receivables from related entities	Receivables from related entities, current	9	323,624				100
	Tax assets	Tax assets, current	16	31,269,885				100

Financial liabilities and payables	Bank loans	Current	17	954,868,162				100
		Non-Current	17	531,859,027				100
	Bonds payable	Current	17	25,513,254				100
		Non-Current	17	1,663,382,237				100
	Other loans (lease)	Current	17	5,453,350				100
		Non-Current	17	28,596,747				100
	Deposits and savings Accounts	Current	17	126,858,783				100
		Non-Current	17	46,883,852				100
	Debt purchase Bretas	Current	17	27,452,688				100
		Non-Current	17	71,907,667
	Letters of credit	Current	17	10,209,850				100
	Other financial obligations	Current	17	29,115,522
	Trade payables	Current	18	1,703,761,965				100
		Non-Current	18	1,303,392				100
	Withholding taxes	Current	18	197,295,354				100
		Non-Current	18	6,107,410				100
	Payables to related entities	Current	9	974,469				100
	Tax liabilities	Current	16	46,798,474				100
	Other financial liabilities	Cross currency swaps	17	7,624,595		100

Hedges	Hedging derivatives	Cash flow hedging liabilities	17	11,819,843		100
		Cash flow hedging assets	6	40,154,935		100

Level I instruments are accounted from prices in an active market for directly observable and identical asset and liabilities.

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market.

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

In addition, the fair value for informational purposes (Table 1-1) has been estimated for those instruments accounted for at amortized cost. For instruments maturing in less than one year, the Company has determined that the fair value does not differ significantly from the book value presented. The criteria adopted is applied to balances maintained in trade and other receivables, cash and cash equivalents, trade and other payables and the current portion of bank loans and bonds payable.

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of December 31, 2013, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.1.5	Master netting or similar agreements

The Group does not have any hedged positions that qualify for netting mostly due to: (a) the hedge activities that the Group uses mostly relate to financial liabilities such as bank obligations and bonds, and (b) the position of the fair value of these derivatives contracts, hedging interest rate and exchange rates fluctuations, were favorable and thus presented as a assets as of December 31, 2013 and 2012.

3.1.6.	Particular effects on equity accounts.

As of December 31, 2013, the Group presents in the statement of equity the effect relating to derivatives instruments for cash flow hedges deemed as effective, namely derivative contracts (cross currency swaps) with Banco Santander for UF 2,257,437 (equivalent to 280,000,000 soles) for Incabond Hedge which maturity date is in 2018, hedges of US$ 535,000,000 for the 144A bond issuance which maturity is in 2021, hedges of US$ 910,000,000 for the 144A bond issuance which maturity is in 2023, hedges of US$ 100,000,000 for the Scotiabank debt which maturity is in 2017, hedges of US$ 50,000,000 for the Rabobank debt which maturity is in 2018, and hedges of US$63,600,000 for bank loans of the subsidiary in Peru.

During the first quarter of 2013, the Company settled US$1,650,000,000 of forward derivatives hedging exchange rate fluctuations relating to the JP Morgan Bridge Loan.

As of December 31, 2012, the company obtained US$1,650,000,000 short term forwards derivatives to hedge the exposure to the fluctuation of the foreign exchange rates related to the outstanding balance of the bridge loan with JP Morgan. As for this short term operation, the company had a “Roll-over” strategy of automatic renewal which continued until the stockholders’ meeting approved the issuance of new shares, which occurred during the first semester of 2013. These hedge transactions allowed the company to hedge the foreign exchange income statement impact due to debt denominated in foreign exchange.

3.1.7.	Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.1.8.	Embedded derivatives.

As of the end of this reporting period, the Company has not identified any embedded derivatives that should be valued independently from the host contract.

3.1.9.	Non-compliance.

As of the end of this reporting period, the Company has not identified any non-compliance with the conditions related to outstanding liabilities.

3.1.10.	Hedges.

The Company has entered into derivative contracts to hedge risks of fluctuations in exchange rates and interest rates. These instruments have been designated as hedges of eligible items and have been valued and accounted for as defined in the accounting criteria described in note 2.13.

Although the Company holds positions in financial instruments as part of its overall financial risk management strategy, only the following derivative instruments have been classified as accounting hedges:

Table 1-10. Hedges.

2013

		Hedge subject			Book value	Hedging instrument		Fair value
Hedge type	Risk	classification	Group	Type		Group	Type		Note
					(ThCh$)			(ThCh$)
Cash flow	Interest rate	Financial liability	Bank obligations	BBVA NY	—	Derivate	Cross currency swap	(111,456)	17
Cash flow	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(247,480)	17

						Sub—total derivative		(358,936)

Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US bond	—	Derivate	Cross currency swap	47,842,494	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	Inacabond 1	—	Derivate	Cross currency swap	2,147,318	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Bank of Tokio	—	Derivate	Cross currency swap	2,048,904	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Crédito	—	Derivate	Interest rate swap	614,017	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Rabobank Crédito	—	Derivate	Cross currency swap	484,974	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	657,802	6
Cash flow	Interest rate and exchange rate	Financial Asset	Bonds payable	US Bond - 2	—	Derivate	Cross currency swap	23,392,761	6

						Sub—total derivative		77,188,270

2012

		Hedge subject classification			Book value	Hedging instrument		Fair value
Hedge type	Risk		Group	Type		Group	Type		Note
					(ThCh$)			(ThCh$)
Cash flow	Interest rate and exchange	Financial asset	Bonds payable	US bond	—	Derivate	Interest rate swap	16,419,834	6
Cash flow	Interest rate and exchange	Financial asset	Bonds payable	US bond	—	Derivate	Cross currency swap	15,452,679	6
Cash flow	Interest rate and exchange	Financial asset	Bonds payable	Inacabond 1	—	Derivate	Cross currency swap	8,282,422	6

						Sub—total Derivative		40,154,935

Cash flow	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(426,558)	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	(1,336,032)	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	(3,178,389)	17
Cash flow	Interest rate and exchange	Financial liability	Bonds payable	US bond	—	Derivate	Cross currency swap	(3,409,953)	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Banco BBVA NY	—	Derivate	Cross currency swap	(2,978,132)	17
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Bank of Tokio	—	Derivate	Cross currency swap	(490,779)	17

						Sub—total derivative		(11,819,843)

The cash flow hedges have been evaluated as highly effective. A cash flow hedge is intended to hedge exposure to changes in the cash flows that (i) are attributed to a particular risk associated with an asset or liability recorded previously (as all or some of the future interest payments of debt at variable interest), or a highly probable forecasted transaction and that (ii) may affect profit for the year.

For the described hedge, the financial risk refers to the potential upward deviation of equivalent cash flows in the functional currency (Ch$) such as interest payments for bonds and debt. The hedge strategy adopted enables the Company to fix the cash outflow expressed in the functional currency for all coupon payments being hedged.

3.2.	Characteristics of financial risks.

The Board of Directors understands that it is imperative for the Company to have an institutional framework that protects its financial stability and sustainability by effectively managing financial risks.

In general terms, the Company’s efforts are aimed at maintaining a policy that is sustainable with the development of its business, which by nature incorporates an important number of associated risks. As a result, the Company’s strategy is focused on maintaining strong financial solvency, placing emphasis on obtaining the cash flows necessary for its investments, ensuring proper management of working capital and taking necessary actions to minimize the financial risk from exposure of its loan commitments in different currencies and interest rates.

The Company identifies the following risks relevant to its operations:

3.2.1.	Credit risk.

The concept of credit risk refers to financial uncertainty, at different time horizons, related to complying with obligations entered into with counterparties, when contractual rights are exercised to receive cash or other financial assets from the Company.

3.2.1.1.	Exposure:

The following table presents, as of December 31, 2013 and 2012, the amount in the financial asset category that best represents maximum exposure to credit risk without considering guarantees or credit enhancements.

Table 2-1-1. Exposure to credit risk by financial asset category.

As of December 31, 2013

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through profit or loss	Mutual funds	Mutual funds shares	6	40,759,800
	Other	Other financial investments	6	185,553
		Shares	6	38,198
		Other financial investment	6	8,785,942
Credit cards and trade receivables net	Cash and cash equivalents	Cash balances	5	47,627,336
		Bank balances	5	105,893,186
		Short-term deposits	5	18,191,103
	Receivables	Credit card and trade receivables, net	8	1,289,287,365
		Receivables due from Bretas	6	15,031,535

As of December 31, 2012

Classification	Group	Type	Note	Book value
				(ThCh$)
At fair value through profit or loss	Mutual funds	Mutual funds shares	6	65,183,729
	Derivatives	Derivatives at fair value with changes in results	6	2,946,670
	Other	Shares	6	36,469
		Other financial instruments	6	852,289
Credit cards and trade receivables net	Cash and cash equivalents	Cash balances	5	53,106,390
		Bank balances	5	164,801,594
		Short-term deposits	5	19,812,821
	Receivables	Credit card and trade receivables, net	8	1,200,932,966

Credit risk exposure is primarily concentrated in credit card and trade receivables, please note 8.

3.2.1.2.	Effect of guarantees on exposure.

As of the end of this reporting period, the Company has not received any guarantees or other credit enhancements that impact its credit exposure detailed above. However, trade receivables are adequately covered from operating risks with life insurance policies that cover the risk of death.

3.2.1.3.	Concentrations.

As of the end of this reporting period, the Company identifies its concentrations for credit risk based on the relevant counterparty for each category of financial assets.

Table 2-1-2. Diversification of counterparties.

As of December 31, 2013

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit and loss	Mutual funds	Mutual funds	Domestic banks	0
			Foreign banks	100
Trade receivables and credit card	Cash and cash equivalents	Cash balances	Domestic banks	13.88
			Foreign banks	86.12
		Bank balances	Domestic banks	58.06
			Foreign banks	41.94
		Short- term deposits	Domestic banks	40.48
			Foreign banks	59.52
	Receivables	Trade receivables, gross	Non-financial institutions	100

As of December 31, 2012

Classification	Group	Type	Counterparty	Exposure by type of instrument
				%
At fair value through profit or loss	Mutual funds	Mutual funds	Domestic banks	67.92
			Foreign banks	32.08
Trade receivables and credit card	Cash and cash equivalents	Cash balances	Domestic banks	7.71
			Foreign banks	92.29
		Bank balances	Domestic banks	0.01
			Foreign banks	99.99
		Short- term deposits	Domestic banks	57.00
			Foreign banks	43.00
	Receivables	Trade receivables, gross	Non-financial institutions	100

Non-financial institutions are mainly composed of clients’ credit cards and receivables from other companies. (see note 8)

As presented above, a considerable portion of the Company’s credit risk exposure stems from trade receivables, which, given the high degree of fragmentation of the customer portfolio (in terms of geographic location, age, socioeconomic level, among others), has been segmented using internal credit scales.

3.2.1.4.	Financial assets that are not in default or impaired.

As part of its credit risk management activities, the Company constantly monitors the credit quality of counterparties for financial assets that are not in default or impaired. The following table details the credit quality by financial entity of the Company’s investments:

As of December 31, 2013

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	Foreign banks	40,759,799	(*)	Stable
Financial instruments	Bonds - Central bank of Chile	8,785,942	AAA	Stable

(*)	All mutual funds included under “Foreign banks” have international risk ratings greater than or equal to A- as required by the Company’s investment policy. The assets that are due but not impaired are presented in Note 8.

As of December 31, 2012

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook
		(ThCh$)
Mutual funds	Itaú	6,000,000	AA-	Stable
	Bci	13,960,000	AA+	Stable
	Scotiabank	3,600,000	AA	Stable
	Foreing banks	37,615,606	(*)
	BanChile	1,308,123	AA+	Stable
	BBVA	2,700,000	AA+	Stable

(*)	All mutual funds included under “Foreign banks” have international risk ratings greater than or equal to A- as required by the Company’s investment policy. The assets that are due but not impaired are presented in Note 8.

3.2.1.5.	Credit Risk from operations other than credit card business.

Credit risk from operations other than the credit card and banking businesses is limited primarily to balances maintained in notes payable from customers for sales with post-dated checks and external credit cards, which are generally recoverable in 30, 60 and 90 days, and investments in time deposits, bank balances and mutual funds. The Company monitors the latter using the credit risk rating granted by risk rating agencies. In addition, it targets its investments in mutual funds toward portfolios with highly solvent underlying assets, properly diversified assets and consistent management by the fund manager.

3.2.1.6.	Credit Risk from the credit card business.

Given the relative importance of this exposure from the credit card business as compared to total maximum credit risk exposure, Cencosud has targeted its credit risk management toward developing a management model for its own credit cards as well as the banking business that is consistent with the Company’s strategic guidelines and the profiles of its credit transactions. The model takes into consideration the large-scale and fragmented nature of the cardholder portfolio and is structured in terms of cardholder selection, portfolio management and recovery of cardholders in default.

3.2.1.6.1	Business definition.

The financial business is defined as one more element of Cencosud’s value offering, which complements the comprehensive product and service offerings the Company provides through each of its retail business units and is aimed at building long-term relationships with our customers. The largest percentage of the financial retail business corresponds to the Más Credit Card in Chile, which has been operating for more than 20 years. The card’s market penetration is less in other countries, such as Peru where it has been available for 2 years and 6 months with the name of Banco Cencosud Peru. In addition, the Company operates with Banco Bradesco in Brazil to develop the financial business in that country.

3.2.1.6.2.	Risk Model

Foundations:

The Risk Management Model is tightly linked to the large-scale and fragmented nature of the retail cardholder portfolio with a very large volume of cardholders (more than 5,000,000 in the region) and average debt per cardholder of around US$ 500.

In this context, the challenge lies in managing the cardholder portfolio and its associated risk, building long-term relationships with cardholders and making the value proposition and the retail business sustainable over time. Risk management is structured to ensure:

•	Optimum cardholder selection.

•	Optimum portfolio management, which involves activating, strengthening, retaining, reducing and containing the portfolio card holders.

•	Optimum collections management for cardholders in default, maximizing recovery with high standards of quality and service without affecting the relationship with Cencosud’s customers.

Cardholder management efforts are broadly targeted to include all customers, from our target market to prospective customers, including those with or without retail purchases, with or without credit card movements and with or without payments in default.

a.	Key Risk Management Factors

The large-scale and fragmented nature of the business determines portfolio management, in which the following key risk management factors stand out:

•	Automation and centralization of decision making.

•	Customer segmentation.

•	Management of information and earnings projections.

•	Collections management.

•	Large-scale and selective control model for credit and collections circuit.

•	Provision models to cover portfolio risk in line with Basel II standards.

Automation and centralization of decision making: credit and collections decisions are large-scale and automated and only minorities of decisions are analyzed by very specialized personnel. The Company features world class risk management and collections systems, including Capstone Decision Accelerator (CDA), TRIAD, Model Builder (from Fair Isaac Corporation - FICO) and Cyber Financial, among others.

Customer segmentation: processes are segmented, differentiated by strategy and action tactics per risk profile, activity level and likelihood of occurrence, among others.

Management of information and earnings projections: the Company manages comprehensive information and statistical models on all relevant business and customer variables, which allows it to make timely, prognostic decisions.

Collections management: the Company has one sole collections model for managing collections for retail cards, which uses an outsourcing collection model to efficiently recover debt through quality management of debtors.

Large-scale and selective control model for credit and collections circuit: the Company has large-scale controls over all phases of the credit and collections process, from its centralized processes to its point of- sale and collections processes.

Provision models to cover portfolio risk in line with Basel II standards: the Company has different provisions models that adhere to local regulations in each country as well as Basel II standards, in order to most adequately reflect cardholder portfolio risk. External variables which affect payment behavior are also included in statistical models for estimating provisions. The Company is making progress in each country on implementing anti-cyclical provisions based on industry best practices, starting with Chile and Peru and also during 2012 in Argentina. It also uses back testing to periodically monitor the sufficiency of the provisions it establishes.

Lastly, the Company has a corporate governance strategy that includes, among others, local Risk Committees for each country and a Corporate Risk Committee in which directors and senior executives participate. These committees have the following objectives, among others:

•	Monitor the business’s main risk indicators.

•	Monitor the correct functioning of policies and credit and collections processes.

•	Authorize entry into new markets and/or new products that impact risk.

•	Authorize provisions model and monitor sufficiency.

3.2.1.7.	Liquidity risk.

The concept of liquidity risk is used by the Company to refer to financial uncertainty, at different time horizons, related to its capacity to respond to cash needs to support its operations, under both normal and exceptional circumstances.

As of December 31, 2013 and 2012, the Company presents the following maturities for its financial instruments:

Table 2-2-1. Maturity analysis.

As of December 31, 2013

		Maturity
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	More than 5 years	Total liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	2,362,858,576	466,310,043	394,683,208	322,358,525	331,096,348	2,079,392,357	5,956,699,057
Other financial liabilities current and non-current	Bank loans	155,452,528	305,116,405	128,565,783	221,372,801	95,999,770	1,093,302	907,600,589
	Bond debt	81,530,434	53,079,659	100,598,032	95,090,347	226,213,963	2,048,171,974	2,604,684,409
	Other loans	1,516,099	3,894,247	2,998,336	2,902,844	6,874,108	18,987,723	37,173,357
	Other financial liabilities (CCS—IRS)	314,911	—	44,025	—	—	—	358,936
	Time deposits	100,672,466	50,492,621	53,069,680	—	—	—	204,234,767
	Term savings accounts	1,049,251	—	—	—	—	—	1,049,251
	Letters of credit	—	—	2,039,031	1,011,599	2,008,507	11,139,358	16,198,495
	Deposits and other demand deposits	3,513,936	—	—	—	—	—	3,513,936
	Debt purchase Bretas—Prezunic—Johnson	—	53,727,111	32,938,814	1,980,934	—	—	88,646,859
	Other financial liabilities—Other	12,450,378	—	—	—	—	—	12,450,378
Commercial loans	Trade payables and other payables and non-current liabilities	1,957,993,218	—	8,954,817	—	—	—	1,966,948,035
	Other non-financial liabilities current and non-current	47,808,861	—	65,474,690	—	—	—	113,283,551
	Payables to related entities	556,494	—	—	—	—	—	556,494

As of December 31, 2012

		Maturity
Classification	Instrument	0—6 months	6—12 months	1—2 years	2—3 years	3—5 years	More than 5 years	Total liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	3,011,674,429	238,514,740	400,459,960	390,289,879	437,582,514	2,131,734,327	6,610,255,849
Other financial liabilities current and non-current	Bank loans	869,704,636	107,034,015	113,182,577	256,307,537	211,831,775	10,151,277	1,568,211,817
	Bond debt	36,261,347	47,900,291	132,774,483	96,074,094	192,401,737	2,089,183,311	2,594,595,263
	Other loans	1,165,080	5,037,294	4,594,265	4,444,778	4,522,789	16,908,015	36,672,221
	Other financial liabilities (CCS— IRS)	7,624,595	2,245,262	—	2,382,506	2,839,709	4,352,366	19,444,438
	Time deposits	77,779,040	48,845,190	45,584,668	6,104,530	—	—	178,313,428
	Term savings accounts	1,022,988	—	—	—			1,022,988
	Letters of credit	—	—	2,039,031	1,011,599	2,008,507	11,139,358	16,198,495
	Deposits and other demand deposits	2,652,873	—	—	—	—	—	2,652,873
	Debt purchase Bretas—Prezunic— Johnson	—	27,452,688	23,964,835	23,964,835	23,977,997	—	99,360,355
	Other financial liabilities—Other	29,115,522	—	—	—	—	—	29,115,522
Commercial loans	Trade payables and other payables and non-current liabilities	1,901,057,319	—	7,410,802	—	—	—	1,908,468,121
	Other non-financial liabilities current and non-current	84,316,560	—	70,909,299	—	—	—	155,225,859
	Payables to related entities	974,469	—	—	—	—	—	974,469

As part of its comprehensive risk management framework, the Company has liquidity management policies aimed at ensuring timely compliance with its obligations based on the scale and risk of its operations, both under normal conditions and exceptional situations, which are defined as circumstances in which cash flows can be substantially greater than expected as a result of unforeseen changes in general market conditions or the particular situation of a certain institution. In this context, liquidity risk management tools have been designed to both ensure positioning of the statements of financial position that allows minimizing the probability of an internal liquidity crisis (prevention policies) as well as defining contingency plans to address a liquidity crisis scenario.

For such purposes, the liquidity management policies define the Company’s management strategy, management’s roles and responsibilities, internal limits for cash flow mismatches, sources of risk, contingency plans and internal control mechanisms.

One of the indicators used to monitor liquidity risk is the liquidity position, which is measured and controlled each day based on the difference between cash flows payable for liabilities and expense accounts and cash flows receivable from assets and income accounts for a given maturity period.

In the event of a cash deficit on a consolidated level, Cencosud S.A. has various short and long-term financing alternatives, including lines of credit with banks, access to international debt markets, liquidation of investment instruments, etc. In contrast, in the event of a cash surplus on a consolidated level, this money is invested in different investment instruments.

As of December 31, 2013, the Company has available unused lines of credit for approximately ThCh$ 325,564,823 (ThCh$ 301,068,423 as of December 31, 2012).

As of December 31, 2012, the company held unused line of credits as a result of Confirming operations by ThCh$ 113,001,775 (ThCh$ 107,352,517 as of December 31, 2012) which held the original maturities agreed with the supplier. Such operations are presented in the line trade accounts payables.

Confirming operations that consider larger payment with the bank that the original payment deadline set by the Company and its suppliers in the trade agreement amounted, in the portion corresponding to the longest period of payment to ThCh$7,612 (ThCh$ 7,992,721 as of December 31, 2012) in Chile and ThCh$ 12,422,766 (ThCh$ 21,122,801 as of December 31, 2012) in Peru, to December 31, 2013. These operations are presented under “Other financial liabilities.”

These operations are monitored on a regular basis so that these exposures do not adversely affect the consolidated financial ratios according to corporate policies with the final purpose of ensuring that the liquidity ratio and short term debt are within the parameters set up by management.

3.2.1.8.	Market risk.

The Company is exposed to market risk, which involves variations in interest and exchange rates that may affect its financial position, operating results and cash flows. The Company’s hedge policy calls for a periodic review of its exposure to interest and exchange rate risk for its main assets and obligations.

3.2.1.8.1.	Interest rate risk.

As of December 31, 2013, approximately 53% of the Company’s financial debt, primarily its short-term debt and bonds, was at fixed interest rates. The remaining 47% was at variable interest rates including derivatives. Of the variable rate debt, approximately 99% is indexed to local interest rates (either as originally denominated or by re-denominating with derivatives).

The Company has identified as important its interest rate risk generated primarily from variable rate obligations, which are sensitized by measuring the impact on income of a reasonably possible variation in the observed interest rate. Following regulatory guidelines, the deviation in relevant interest rates is estimated using historical series with a daily frequency for each of the identified risk variables. The distribution of percentage changes occurring in three-month intervals is then analyzed and the extreme scenarios that fall outside a confidence interval of 95% are eliminated. The amount of the sensitized exposure corresponds to the total of the variable rate debt.

For variable rate debt, the financial risk refers to the potential upward deviation of cash flows related to interest payments on obligations from a specific target, attributable to the rise in interest rates that are important to the Company’s indebtedness structure, namely: LIBOR, TAB nominal and the Chamber rate (CAM), Chile.

As of and for December 31, 2013

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	BR$	408,216,971	CDI	(17.55)	355,709
				16.69	(338,364)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(41.98)	429,687
				42.11	(431,018)
Net liability	Ch$	247.319.697.369	TAB NOM 180	(35.80)	1,241,252
				40.79	(1,414,333)
Net liability	Ch$	608,001,430,000	CAM	(51.19)	2,113,604
				47,06	(3,468,242)

As of and for December 31, 2012

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income
				%	(ThCh$)
Net liability	US$	1,500,000,000	LIBOR 1M	(37.73)	285,219
				32.90	(248,737)
Net liability	Ch$	79,508,100,000	TAB NOM 90	(43.86)	552,757
				43.61	549,525)
Net liability	Ch$	59,819,697,369	TAB NOM 180	(37.04)	1,484,275
				45.07	(1,806,216)
Net liability	Ch$	419,586,630,000	CAM	(53.93)	1,755,215
				49,12	(2,461,922)

The effect on income obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for the interest payment and the amount that would have been recorded in a scenario of lower or higher interest rates).

The Company’s risk management strategy is to hold its financial debt in variable rates in order to benefit from lower cost of funds and the remainder of its financial debt in fixed rates in order to reduce uncertainty stemming from variable interest payments, by denominating part of its variable interest rate liabilities into fixed rate liabilities using derivative financial instruments for these purposes, which allow the interest rate of the original obligation to be fixed.

3.2.1.8.2.	Foreign exchange rate risk.

In the countries in which the Company operates, most expenses and income are in local currency. As a result, most of its debt (89%) is denominated in local currency. As of December 31, 2013, approximately 74% of the debt in U.S. dollars was hedged with cross currency swaps or other foreign currency hedges. The Company’s policy is to hedge risks from variations in exchange rates on its net liability position in foreign currency using market instruments designed for that purpose.

The Company has identified as important the exchange rate risk generated from obligations in US dollars, Argentine pesos, Peruvian Nuevos Soles and Unidades de Fomento, which are sensitized by measuring the impact on income of a reasonably possible variation in observed exchange rates. Following regulatory guidelines, the deviation in relevant exchange rates is estimated using historical series with a daily frequency for each of the identified risk variables. The distribution of percentage changes occurring in three-month intervals is then analyzed and the extreme scenarios that fall outside a confidence interval of 95% are eliminated.

As of and for December 31, 2013

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	564,405,018	USD-CLP	524.61	(9.17)	476.51	27,150,492
					10.23	578.26	(30,279,096)
Net liability	ARS	580,926,715	ARS-CLP	80.59	(13.62)	69.61	6,377,540
					11.75	90.06	(5,501,147)
Net liability	UF	30,758,874	CLF-CLP	23,306.56	(0.50)	23,190.87	3,558,539
					2.55	23,900.74	(18,276,283)
Net liability	COP	339,991,902,733	COP-CLP	0.27	(10.24)	0.24	9,482,918
					10.23	0.30	(9,472,797)
Net liability	PEN	281,143,707	PEN-CLP	187.88	(8.61)	171.71	4,545,638
					9.83	206.35	(5,191,347)
Net liability	BRL	432,869,191	BRL-CLP	222.45	(11.19)	197.55	10,779,103
					11.74	248.57	(11,304,624)

As of and for December 31, 2012

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income
					%		(ThCh$)
Net liability	USD	953,071,777	USD-CLP	479.96	(9.3)	434.99	42,859,387
				—	10.41	529.92	(47,618,782)
Net liability	ARS	210,872,941	ARS-CLP	97.49	(13.9)	83.85	2,876,425
				—	12.41	109.59	(2,551,030)
Net liability	UF	27,708,338	CLF-CLP	22,840.75	(0.51)	22,722.86	3,266,460
				—	2.65	23,446.77	(16,791,804)
Net liability	COP	306,413,618,608	COP-CLP	0.27	(10.62)	0.24	8,829,821
					10.72	0.30	(8,908,770)
Net liability	PEN	473,855,927	PEN-CLP	187.81	(8.91)	171.08	7,930,579
				—	10.23	207.03	(9,106,529)
Net liability	BRL	473,509,151	BRL-CLP	233,59	(11.56)	206.56	12,795,265
				—	12.28	262.27	(13,584,143)

The effect on income obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for exchange differences and the amount that would have been recorded in a scenario of lower or higher exchange rates).

The Company’s strategy is to hold most of its financial debt in local currencies to reduce uncertainty stemming from an increase in the value of its liabilities due to foreign currency fluctuations, using derivative financial instruments for these purposes, which allow the value of the obligation to be expressed in its functional currency.

Additionally, the exposure to exchange rates for conversion of the functional currency of the subsidiaries in Argentina, Colombia, Peru and Brazil, relating to the difference between monetary assets and liabilities (e.i., those denominated in a local currency and consequently exposed to the translation from their functional currencies into the presentation currency for the Group consolidated financial statements) is hedge only when it’s predictable that adverse material differences could occur and the cost related to hedging is deemed reasonable by management. The Company currently does not have any net investment hedging contracts.

The Company assesses the fluctuation of the functional currencies compared to the presentation currency through a sensitivity analysis on equity and net assets in local currency using favorable and unfavorable scenarios, the amounts of exposure of all possible scenarios, including a general one, resulting from this analysis are as follows:

Currency	Rate of conversion	Scenarios	Flux on assets M$	Flux%	Flux on Equity M$	Flux %
ARG PESO	69.61	S1	(166,875,219)	-1.66	(74,357,968)	-1.75
	90.06	S2	146,782,709	1.46	64,452,636	1.51
COP PESO	0.24	S1	(193,798,308)	-1.93	(144,412,544)	-3.4
	0.30	S2	193,798,308	1.93	144,412,544	3.4
PER SOL	171.71	S1	(84,838,874)	-0.84	(56,282,763)	-1.32
	206.35	S2	101,398,046	1.01	67,268,247	1.58
BRL REAL	197.55	S1	(167,607,178)	-1.67	(93,182,737)	-2.19
	248.57	S2	172,270,336	1.71	95,775,263	2.25

All currencies		S1	(613,119,579)	-6.09	(368,236,012)	-8.64
		S2	614,249,399	6.10	371,908,690	8.73

S1: Scenario 1 represents the most unfavorable exchange rate to be used in converting into the presentation currency, and how that impacts to the net assets and equity of the Group

S2: Scenario 2 represents the most advantageous exchange rate to be used in converting into the presentation currency, and how that impacts to the net investment and equity of the Group

4	Estimates, judgment or criteria applied by management

The estimates and criteria used are continuously assessed and are based on prior experience and other factors, including the expectation of occurrence of future events that are considered reasonable according to the circumstances.

The Cencosud Group makes estimates and assumptions with respect to the future. Actual results could differ from those estimates. The estimates and assumptions that have a significant risk of generating material adjustments to the asset and liability balances in the next year are presented below.

4.1	Estimate of impairment of assets with indefinite useful lives

The Cencosud Group assesses annually, or when there is a triggering event, whether goodwill has experienced any impairment, according to the accounting policy described in Note 2.11. The recoverable balances of the cash generating units have been determined from the base of their value in use. The methodology of discounting cash flows at a real pre-tax discount rate calculated for each country is applied. The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each operating segment representing the cash generating unit determined to carry out the annual impairment test. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role that brand has in the generation of sales.

4.2.	Useful life of property, plant and equipment

The Company and its subsidiaries review the estimated useful lives, residual values and depreciation method of its property, plant and equipment at the end of each year. During this year the Company has established that there are no significant changes in the useful lives estimated during the period.

4.3	Estimate of impairment of property, plant and equipment

For property, plant and equipment, the company applies the methodology of discounting future cash flows using a pre-tax discount rate, differentiated by country (see note 13.2 discount rates). Cash flow projections are performed for each country and business segment. The functional currency of each country is used and the projection considers a 5 year outlook plus perpetuity. The projections are based on historical information from recent years and the main macroeconomic variables that affect markets. In addition, the projections consider moderate organic growth and the recurring investments necessary to maintain the cash flow generating capacity of each segment.

4.4.	Impairment of accounts receivable

The Company assesses the impairment of the accounts receivable when there is objective evidence that it will not be able to collect all the amounts according to the original terms of the account receivable (Note 2.12.2).

4.5	Investment property

a) Fair value measurement for lands

The fair value for land was determined by external and independent property valuers, having an appropriate recognized professional qualification and recent experience in the location and category of the property being valued.

The methodology used in determining the fair value of lands was the market approach, which consists of determining the fair value based on recent transactions occurred in the market.

b) Fair value measurements for investment properties other than land.

The Company’s finance department is responsible for determining fair value measurements included in the financial statements, including Level 3 fair values of investment properties. The Company’s finance department includes a valuations team that prepares a valuation for each investment property every quarter. The valuation team reports directly to the Chief Financial Officer (CFO) and the Audit Committee (AC).Discussions of valuation processes, key inputs and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Company’s quarterly reporting dates.

The fair value measurement for this type of investment has been categorized as a level III fair value based on the inputs used in the valuation technique. Investment properties are valued on a highest and best use basis. Changes in Level 3 fair values are analyzed at each reporting date during the quarterly valuation discussions between the CFO, AC and the valuation team. As part of this discussion, the team presents a report that explains the reasons for the fair value movements.

For all of the Company’s investment properties, the current use is considered to be the highest and best use.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There were no transfers in or out of Level 3 fair value measurements for investment properties during the period, nor transfers between Level 1 and Level 2 of the fair value hierarchy.

For investment property the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms (7.82% in Chile, 20.08% in Argentina, 8.38% in Peru and 8.24% in Colombia). To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country. The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level and the main variables used are:

1.	Determination of the Discount Rate

The discount rate is reviewed quarterly for each country and consists of the following factors:

a)	BETA: Because the American market presents a greater number of comparable companies within this industry, using betas of companies in that country.

b)	Risk-free rate: It draws on the U.S. Treasury rate at 30 years (30yr T-Bond)

c)	Risk premium: Estimated on long-term returns of the stock market and the country risk of each transaction, estimated by the Credit Default Swap to 10 years (10yr CDS). In the case of Argentina’s country risk used is the average of the last three years.

d)	Leverage Ratio: Estimated as of BETA referring them on 74% equity and 26% debt.

e)	Tax rate: We use the tax rate in effect in each country

f)	Spread: To estimate the return on debt using the international bond spread Cencosud which is similar to the Industry spread. With all these factors we estimate the discount rate (WACC) nominal and real, the latter being used as the flow is estimated at UF (Undead de Foment) in Chile, or adjusted for inflation in Peru and Argentina

2.	Revenue growth:

The evolution of income depends on the property, but remains between 0.5% and 1.0% annual real growth, except those newly opened malls whose maturation does expect superior performance improved in the first years of operation. The revenue projection is reviewed quarterly so that it is aligned to the budget approved by the board in the short term and that their expectations of long-term trends are in line with the life cycle in which the asset is (Shopping).

3.	Growth in costs and expenses:

As income, change in expenditure depends on the property but always reflects the standard structure resulting from the operation of such properties and operating agreements signed with tenants. These are also reviewed quarterly to be aligned with the budget and expected evolution for each Shopping.

4.	Investment Plan:

For each shopping center, the Company reviews whether the investment plans is in line with the characteristics of each property and the life cycle in which they are placed.

Based on the points described above, the estimated available flow projection thirty-year term, after which it is estimated a perpetuity. The present value of these flows determines the fair value of the investment property.

5.	Valuation technique and Inter-relationship between key unobservable inputs.

Valuation technique (Discounted cash flows): The valuation model considers the present value of the net cash flows to be generated from the property taking into account expected revenue growth, occupancy rates, other cost and expenses not paid by tenants. The expected net cash flows are discounted using risk-adjusted discount rates (see above on “determination of discount rate”). Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit and lease terms.

Class	Country (*)	Unobservable input	Range
Retail	Chile	Discount rate (risk adjusted)	7.7% - 8.0%
		Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

	Argentina	Discount rate (risk adjusted)	19.5% - 20.1%
		Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

Office	Chile	Discount rate (risk adjusted)	7.7% - 8.0%
		Expected revenue growth (real)	0.5% - 1%
		Occupancy rate (1st through 5th year)	40% - 79%%
		Thereafter	80% - 98%

(*)	The group concentrates 95% of the total of the investment properties in Chile and Argentina.

The estimated fair value of the investment properties would increase (decrease) if:

•	Risk-adjusted discount rate were lower (higher)

•	Expected revenue growth were higher (lower)

•	The occupancy rate were higher (lower)

5	Cash and cash equivalents

The composition of this item as of December 31, 2013 and 2012 is the following:

	As of December 31,
Cash categories	2013	2012
	ThCh$	ThCh$
Cash in hand	47,627,336	53,106,390
Bank balances	105,893,186	164,801,594
Short-term deposits	18,191,103	19,812,821

Cash and cash equivalents	171,711,625	237,720,805

Cash and equivalents include cash, bank account balances and short term investments. Currency is as follows:

	As of December 31,
Currency	2013	2012
	ThCh$	ThCh$
Chilean Peso	75,215,858	101,729,681
Argentine Peso	23,234,710	21,768,921
US dollars	449,997	305,374
Peruvian New Sol	38,247,113	39,771,877
Brazilian Real	13,803,720	22,637,088
Colombian Peso	20,760,227	51,507,864

Total cash and cash equivalents	171,711,625	237,720,805

6	Other financial assets, current and non-current

The composition of this item as of December 31, 2013 and 2012 includes the following:

	As of December 31,
Other financial assets, current	2013	2012
	ThCh$	ThCh$
Shares	38,198	36,469
Mutual Funds Shares(*)	40,759,800	65,183,729
Derivatives at fair value through profit or loss	—	2,946,670
Highly liquid financial instruments	8,785,942	—

Total other financial assets, current	49,583,940	68,166,868

	As of December 31,
Other financial assets, non-current	2013	2012
	ThCh$	ThCh$
Hedging derivatives	77,188,270	40,154,935
Financial investments Long term	185,553	852,289
Account receivable due from Bretas (see 6.1 below)	15,031,535	—
Total other financial assets, non-current	92,405,358	41,007,224

(*)	Mutual Funds shares are mainly fixed rate investments.

6.1	Offsetting non-derivatives financial assets and liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends to either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The following financial assets and liabilities are subject to offsetting in accordance with paragraph 42 of IAS 32:

a)	As of December 31, 2013

Financial assets

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Account receivable due from Bretas ,	26,099,794	(11,068,259)	15,031,535	—	—	15,031,535

Financial liabilities

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial asset set off in the balance sheet	Net amounts of financial liability presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Debt purchase Bretas, current	57,342,195	(11,068,259)	46,273,935	(15,031,535)	—	31,242,401

b)	As of December 31, 2012

				Related amounts not set off in the balance sheet
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial asset set off in the balance sheet	Net amounts of financial liability presented in the balance sheet	Financial instrument	Cash collateral received	Net amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Debt purchase Bretas, Non-Current	69,027,204	(27,537,737)	41,489,467	—	—	41,489,467

The agreement between the Group and Bretas´ former shareholders established the net settlement of the abovementioned financial assets and liabilities.

The agreement mentioned above relates to the acquisition of Bretas in October 2010. As part of this acquisition, the Group assumed certain tax contingencies and accounted them for in accordance with IFRS 3, however, the former shareholders of Bretas agreed on assuming these tax contingencies when their settlement becomes effective, which entitled the Group to account for a receivable amount as a guarantee and presented it as an offset of the non-current financial liability that the Group accounted for as a result of the outstanding consideration from the acquisition. The amount due to the former shareholders of Bretas was reclassified as current in the statement of the financial position as of December 31, 2013 based on the change of the nature of this liability regarding its presentation and an amendment of the terms of the existing agreement.

The initial agreement included that such contingencies (receivable) offset the balance due to the former owner of Bretas for the outstanding consideration relating to the acquisition of Bretas. In 2013, the balance for the outstanding consideration changed its nature regarding the presentation as the Group had agreed the payment of this amount in 2014. As a result of this change in presentation of the financial liability and the expected realization of the contingencies in the long term, the parties agreed that (a) the contingencies which realization is expected in the short term offset the financial liability for the outstanding consideration, and (2) all the payments that the Group makes for the contingencies in the long-term are to be deducted from the future lease payments made to the former shareholders of Bretas. This change in the agreement resulted in the presentation of a separate long-term receivable account for the tax contingencies assessed as such. As of December 31, 2013, the amount of the related tax contingency is presented as a long-term provision in the consolidated statement of financial position of the Group.

7	Derivative financial instruments

7.1	Financial assets and liabilities held at fair value through profit or loss

The Company, following the financial risk management policy described in Note 3, enters into financial derivative contracts to hedge exchange rate and interest rate fluctuation risks.

This account as of December 31, 2012 includes cross currency swaps and interest rate swaps designed to hedge cash outflows related to debt payment in foreign currency (US dollars). As of December 31, 2013, there are no contracts relating to hedging activities (current asset of $ 2,946,670 and liabilities of ThCh$ 7,624,595 as of December 31, 2012).

Changes in the fair value of the assets and liabilities classified in this category (cross currency swaps and interest rate swaps) are recorded under “financial income” or “financial expenses”, except for the agreements that do not hedge direct liabilities, which are recorded as other gains (losses).

These financial instruments are recorded in the accounts other current and non-current financial assets and other current and non-current financial liabilities.

7.2	Hedging assets and liabilities

The Company has derivatives to hedge exposure to exchange rate variations, particularly instruments classified as cross currency swaps (CCS), used to hedge debts denominated in Peruvian Nuevo Soles and U.S. dollars from bond placements and bank debt in those currencies. These instruments are classified as cash flow and fair value hedges. The fair value of these contracts as of December 31, 2013 represent an asset of ThCh$ 77,188,270 (ThCh$ 40,154,935 as of December 31, 2012) and a liability of ThCh$ 358,936 (ThCh$ 11,819,843as of December 31, 2012).

These financial instruments are recorded in the accounts current and non-current financial assets and current and non-current financial liabilities. The liabilities are detailed in Note 17.4.

Changes in the fair value of the assets and liabilities classified in this category (cross currency swaps) are recorded under “financial income” or “financial expenses”.

These financial instruments are presented as “operating activities” in the statement of cash flows as part of the changes in working capital. This is based on the fact that Cencosud has entered into these assets and liabilities as derivative financial instruments to serve as economic and financial hedges for the risks associated with exchange rates and interest rates as described previously.

Instruments at fair value through profit or loss and hedge instruments are detailed in Note 3.

7.3	Assets and liabilities derivatives designated as cash flow hedges

The following table indicates the period in which the cash flows associated with cash hedges are expected to occur and the carrying amounts of the related hedging instruments.

December 31, 2013	Carrying amount	Expected cash flows
	ThCh$	One year or less	More than one year
		ThCh$	ThCh$
Cross Currency Swap
Assets	77,188,270	2,623,050	905,111,113
Liabilities	111,456	6,715,008	8,288,838
Interest Rate Swap
Liabilities	7,480	—	—

	Carrying amount	Expected cash flows
December 31, 2012	ThCh$	One year or less	More than one year
		ThCh$	ThCh$
Cross Currency Swap
Assets	40,154,935	—	308,340,154
Liabilities	11,393,285	5,471,544	299,303,056
Interest Rate Swap
Liabilities	426,558	—	—

8	Trade receivables and other receivables

Trade receivables and other receivables as of December 31, 2013 and 2012 are as follows:

	As of December 31,
Trade receivables and other receivables, net, current	2013	2012
	ThCh$	ThCh$
Trade receivables net, current	189,382,770	176,137,513
Credit card receivables net, current	573,299,096	515,978,920
Other receivables, net, current	319,894,783	322,976,030
Letters of credit loans	726,828	640,892
Consumer installment credit—(Banco Paris)	50,144,076	42,893,450

Total	1,133,447,553	1,058,626,805

	As of December 31,
Trade receivables and other receivables, net, non-current	2013	2012
	ThCh$	ThCh$
Trade receivables net, non-current	874,953	219,025
Credit card receivables net, non-current	54,857,341	50,229,846
Other receivables, net, non-current(1)	14,972,281	13,767,953
Letters of credit loans	11,079,842	11,936,654
Consumer installment credit—(Banco Paris)	74,055,395	66,152,683

Total	155,839,812	142,306,161

	As of December 31,
Trade receivables and other receivables, gross, current	2013	2012
	ThCh$	ThCh$
Trade receivables gross, current	207,511,529	192,728,230
Credit card receivables gross, current	615,717,408	566,060,108
Other receivables gross, current	336,000,114	337,075,113
Letters of credit loans	951,689	872,438
Consumer installment credit—(Banco Paris)	64,867,696	55,500,755

Total	1,225,048,436	1,152,236,644

	As of December 31,
Trade receivables and other receivables, gross, non-current	2013	2012
	ThCh$	ThCh$
Trade receivables gross, non-current	874,953	219,025
Credit card receivables gross, non-current	54,857,341	50,229,846
Other receivables gross, non-current	14,972,280	13,767,953
Letters of credit loans, non-current	11,079,844	11,936,654
Consumer installment credit, non-current	74,055,395	66,152,683

Total	155,839,813	142,306,161

	As of December 31,
Trade receivables and other receivables close to maturity	2013	2012
	ThCh$	ThCh$
Less than three months	787,246,457	765,569,835
Between three and six months	108,689,500	78,732,326
Between six and twelve months	137,131,540	136,763,286
In more than twelve months	155,839,812	142,306,161

Total	1,188,907,309	1,123,371,608

Please refer to table 1-1 in Note 3 to see the trade receivables’ and other receivables’ fair value.

The maturity of past due trade receivables as of December 31, 2013 and 2012 is as follows:

	As of December 31,
Trade receivables past due but not impaired	2013	2012
	ThCh$	ThCh$
Past due in less than three months	144,856,572	119,132,649
Past due between three and six months	27,167,160	31,800,108
Past due between six and twelve months	5,919,720	10,058,406
Past due in more than twelve months	14,037,491	10,180,034

Total	191,980,943	171,171,197

The movement of the bad debt allowance is as follows:

	As of December 31,
Change in bad debt allowance	2013	2012
	ThCh$	ThCh$
Initial balance	93,609,839	99,647,573
Increase in provision	116,169,507	123,866,930
Increase in business combination	—	3,878,630
Utilized provision	(89,822,273)	(94,865,255)
Decrease in provision	(28,356,186)	(38,918,039)

Total	91,600,887	93,609,839

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Cencosud Group does not request collateral as a guarantee.

The information presented below is required by the Superintendence of Securities and Insurance through the rule number 23942 dated on September 14, 2011.

The financial business is defined as one more element of Cencosud’s value offering, which complements the comprehensive product and service offerings the Company provides through each of its business units and is aimed at building long-term relationships with our customers. The largest percentage of the financial retail business corresponds to the Más Credit Card in Chile, which has been operating for more than 20 years. The card’s market penetration is less in other countries, such as Peru where it has been available for less than 1 year. Its distribution with respect to the total portfolio is:

	As of December 31,
Receivables portfolio	2013		2012
	ThCh$	%	ThCh$	%
Current credit card receivables, gross	615,717,408		566,060,108
Non—current credit card receivables, gross	54,857,341		50,229,846

Total credit card receivables	670,574,749		616,289,954

Chilean credit card	444,461,099	66	452,363,211	73
Credit card Más	443,887,523		447,400,665
Credit card Johnson’s	573,576		4,962,546
Argentine credit card	169,088,073	25	129,198,584	21
Peruvian credit card	57,025,577	9	34,728,159	6

Total credit card receivables	670,574,749	100	616,289,954	100

Progress is being made to regionalize the financial business through an organizational structure where each risk area autonomously and independently manages risk, led by the Corporate Risk Management Division, which reports directly to Cencosud’s Corporate CEO. In turn, the risk management areas in each country report (administratively and functionally) to the Corporate Risk Manager.

CHILE

1.	Credit policies. Credit Card Más

a)	Credit policies are led by the Risk Management Division through a risk committee in Chile and parameters are set in the Company’s evaluation systems for the entire credit process. Among others, these policies include:

i.	the commercial ethics of debtors or those eligible for credit;

ii.	the cardholder risk profile, measured based on payment behavior and/or associated score models;

iii.	the debtor’s credit capacity, among others.

As mentioned, the main objective of the financial business is to grant customers access to financing for products offered by the Company´s retail stores (to complement Cencosud’s value offering). Cash advances and financing at affiliated businesses are very limited as compared to total credit card sales. Financial products are targeted toward cardholders with better risk profiles and are complementary to the credit card itself. Minimum payment policies are segmented by risk profile and fluctuate between 10% and 20% of the value invoiced monthly.

b)	The collections policy aims to secure 100% of debt payments while the cardholder is in the early stages of default so that the cardholder’s account may remain open to continue making purchases. However, some cardholders cannot make their payments. For these cardholders, new payment plans can be structured. These agreements must consider at least:

i.	The cardholder’s expressed will.

ii.	The intention to pay, manifested by an initial payment as a condition to restructure the debt.

iii.	Account blockage for all cardholders who restructure debt that is more than 30 days in default. Only after having demonstrated favorable payment behavior does the company evaluate potentially opening the account so the cardholder may continue making purchases and reducing the credit limit, as appropriate.

Most renegotiation and refinancing are done for cardholders that are more than 30 days in default and require initial payments of an average of 15% of the total debt. The average term is around 23 months and a maximum of 2 restructurings per year is accepted.

c)	Bad debt allowances are determined using a model that brings together banking industry best practices, in line with Basel criteria, in order to estimate the level of allowances necessary to cover the portfolio’s potential risk. This model segments cardholders in different clusters to better estimate losses, classifying renegotiated cardholders, among others, in a special category. The validation and sufficiency of the allowance model is monitored on a monthly basis by the Risk Committee using defined back testing and sufficiency analyses. Beginning in December 31, the Board of Directors of Cencosud Group, through its Corporate Risk Committee, decided to begin establishing anti-cyclical provisions for a total of ThCh$ 3,533, which is increasingly being adopted as a best practice by the international and local banking industry. These provisions, which are established in economically favorable periods with low unemployment rates and high growth rates, allow the company to prepare for recessionary economic cycles and their impact on the cardholder portfolio.

d)	The write-off policy establishes that 100% of all accounts with more than 6 invoices past due be written off and that such amounts be fully recognized as a loss in the statement of income. All cardholders that subsequently pay all or part of their written-off debt are recognized as recovered write-offs in the statement of income.

e)	Credit terms (months)

		Range
	Average term	Minimum	Maximum
Purchases	3	1	36
Affiliated businesses	3	1	36
Cash advances	17	3	48
Renegotiated	22	4	24
Refinancing	7	4	12

2.	Definition of portfolio types.

Considers 2 types of policies in restructuring debt in default:

a.	Renegotiation Policy: establishes the conditions for restructuring 100% of the cardholder’s debt in default.

b.	Refinancing Policy: establishes the conditions for restructuring 100% of the cardholder’s invoiced debt.

3.	Portfolio stratification

As of December 31, 2013

Credit card Más Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	1,232,001	346,218,316	34,947	15,740,292	361,958,608
01-30 days	91,698	37,659,571	14,681	6,620,467	44,280,038
31-60 days	28,309	9,012,903	8,351	3,967,265	12,980,168
61-90 days	16,190	4,800,557	5,744	2,761,775	7,562,332
91-120 days	12,425	3,837,416	4,721	2,321,809	6,159,225
121-150 days	10,248	3,464,801	3,878	1,938,661	5,403,462
150-180 days	10,686	3,647,565	3,600	1,896,125	5,543,690
>180 days	—	—	—	—	—

Total	1,401,557	408,641,129	75,922	35,246,394	443,887,523

As of December 31, 2013

ThCh$
Total allowance on non-refinanced portfolio	20,519,859	As of December 31, 2013
Total allowance on refinanced portfolio	8,473,679	As of December 31, 2013
Total write-offs for the period	57,018,013	Write-offs between January 1 and and December 31,2013
Total recovered for the period	18,201,984	Write-offs recovered between January 1 and December 31, 2013

N°
Number of cards issued (not additional cards)	2,930,288	Stock as of December 31, 2013
Number of cards with outstanding balances	1,477,479	Stock as of December 31, 2013
Average number of refinances	7,820	Average number of accounts refinanced monthly between January 1 and December 31,2013
Total refinanced receivables (ThCh$)	35,246,394	Stock of refinanced portfolio as of December 2013
% refinanced / non-refinanced portfolio	5.42%	Number of refinanced customers/non-refinanced customers

As of December 31, 2012

Credit card Más Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	1,331,332	340,634,129	35,707	15,816,484	356,450,613
01-30 days	104,369	38,285,647	15,432	6,624,456	44,910,103
31-60 days	38,400	11,515,243	8,995	3,986,817	15,502,060
61-90 days	22,451	6,911,283	5,997	2,702,941	9,614,224
91-120 days	18,238	5,486,035	4,815	2,113,735	7,599,770
121-150 days	16,587	4,640,823	3,980	1,670,276	6,311,099
150-180 days	16,624	5,187,576	3,999	1,825,220	7,012,796
>180 days	—	—	—	—	—

Total	1,548,001	412,660,736	78,925	34,739,929	447,400,665

As of December 31, 2012

ThCh$
Total allowance on non-refinanced portfolio	23,944,291	As of December 2012
Total allowance on refinanced portfolio	6,980,027	As of December 2012
Total write-offs for the period	69,979,748	Write-offs between Jan and Dec 2012
Total recovered for the period	18,157,313	Write-offs recovered between Jan and Dec 2012

N°
Number of cards issued (not additional cards)	2,716,985	Stock as of December 2012
Number of cards with outstanding balances	1,626,926	Stock as of December 2012
Average number of refinances	8,273	Average number of accounts refinanced monthly between Jan and Dec 2012
Total refinanced receivables (ThCh$)	34,739,929	Stock of refinanced portfolio as of December 2012
% refinanced / non-refinanced portfolio	5.10%	Number of refinanced customers/non-refinanced customers

4.	Portfolio allowance factors

As of December 31, 2013

Credit card Más Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.9	16.9
01-30	7.1	20.8
31-60	24.7	17.0
61-90	43.1	31.7
91-120	57.4	40.2
121-150	68.8	50.9
151-180	69.4	50.9
>180 days	—	—

Total	5.0	24.0

As of December 31, 2012

Credit card Más Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.4	7.4
01-30	7.4	15.7
31-60	27.0	25.9
61-90	44.5	33.9
91-120	57.8	43.3
121-150	70.0	54.5
151-180	70.4	54.4
>180 days	—	—

Total	5.8	20.1

5.	Risk ratios. (% provision/portfolio)

As of December 31, 2013

Credit card Más risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.0	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	24.0	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	6.5	Stock of total allowances/ Stock of total portfolio
Write off ratio	9.4

As of December 31, 2012

Credit card Más risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.8	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	20.1	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	6.9	Stock of total allowances/ Stock of total portfolio
Write off ratio	12.4

Credit Card Johnson´s—TMO

As of March 2012, the Company’s system began to migrate the portfolio management of Johnson’s Multiopción Card (hereinafter TMO) to Cencosud Cards. This process involved that the client had to change its product by Cencosud card, which was conducted during 2012. For purposes of portfolio impacts, promotes the transfer of clients without problems of arrears and without renegotiation conditions.

1.	Purchase of TMO´s portfolio.

In December 2012, the portfolio of TMO was included in the portfolio of Cencosud Administradora de Tarjeta. As of December 31, 2013, the carrying value of the portfolio amounts to M$573,576 (85% of this amount represents customers who renegotiated) and shows a bad debt provision of M$290,279.

As of December 31, 2012, the information relating to the TMO´s portfolio is as follows:

2.	Portfolio stratification

As of December 31, 2012

Credit card Johnson’s Delinquency segments	Non- refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	8,763	431,404	5,160	1,274,257	1,705,661
01-30 days	3,564	308,702	2,185	557,360	866,062
31-60 days	2,055	144,699	1,223	294,740	439,439
61-90 days	1,863	127,851	1,179	312,784	440,635
91-120 days	2,098	170,835	996	294,467	465,302
121-150 days	2,162	240,418	905	287,201	527,619
150-180 days	2,081	237,949	783	264,361	502,310
>180 days	147	12,785	9	2,733	15,518

Total	22,733	1,674,643	12,440	3,287,903	4,962,546

As of December 31, 2012

ThCh$
Total allowance on non—refinanced portfolio	607,715	Stock as of December 2012
Total allowance on refinanced portfolio	1,638,749	Stock as of December 2012
Total write—offs for the period	12,724,805	Write—offs between January and December 2012
Total recovered for the period	1,347,969	Write—offs recovered between January and December 2012

N°
Number of cards issued (not additional cards)	475,049	Stock as of December 2012
Number of cards with outstanding balances	35,173	Stock as of December 2012
Average number of refinances	978	Average number of accounts refinanced monthly between January and December 2012
Total refinanced receivables (ThCh$)	3,287,903	Stock of refinanced portfolio as of December 2012
% refinanced / non—refinanced portfolio customers	54.72	Number of refinanced customers / non—refinanced

As of December 31, 2012

Credit card Johnson’s Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	11.6	46.0
01-30	10.2	46.2
31-60	23.0	48.3
61-90	31.2	49.2
91-120	52.8	56.3
121-150	65.5	58.5
151-180	81.2	61.5
>180 days	98.0	98.0

Total	36.3	49.8

As of December 31, 2012

Credit card Johnson´s risk ratios (allowance / portfolio)%
Non-refinanced portfolio	36.3	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	49.8	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	45.3	Stock of total allowances/Stock of total portfolio
Write off ratio (1)	63.1

(1)	The penalty rate corresponds to the annual penalties, net of recoveries/average stock of deposits from the period January to December 2012.

ARGENTINA

1.	Credit policies.

a)	Customers are selected using policies with parameters based on the credit assessment system. The approval decision and the credit limit are based on a combination of statistical models, payment history in the financial system and an estimate of the applicant’s income level. The minimum payment is 25% of the invoiced amount. Affiliate businesses and financial products are complementary to offering the card itself and represent a very small percentage of total sales.

b)	Collections policy: during the first 90 days of delay, the company aims to ensure that the cardholder pays its debt in default and recovers access to credit. Refinancing requires an initial payment of at least 50% of the unpaid minimum payment and are limited to a maximum of once every six months. For cardholders more than 90 days in default, the card is blocked indefinitely and a new payment plan is established based on their willingness and capacity to pay.

c)	Allowances: allowances are calculated each month by applying statistical methodology that combines portfolio behavior over the last 12 months. The portfolio is also segmented into clusters based on the likelihood of non-payment calculated when the account is opened and also the cardholder’s seniority. The company verifies that the calculated allowances charge the expected losses in the current period and also that they exceed the requirements of the local regulator (BCRA). Conservative allowances are added based on new factors that may not be taken into consideration by the statistical methodology.

d)	Write-off policy: The local regulator requires allowances for 100% of delinquent debt once it is 360 days past due. However, Cencosud applies the conservative criteria of establishing allowances for 100% of accounts that are 180 days past due. Currently, because of a limitation with the card processing system in Argentina, accounts are not written-off in accounting at 360 days. However, the 100% allowance is maintained.

Average Terms for Credit Cards and Refinancing (months)

Range of terms	Portfolio
%
Payment upon invoicing	18.1
Installments 0-3 M	26.6
Installments 3-6 M	26.6
Installments 6-12 M	12.0
Installments +12 M	19.7
Average term for portfolio	8.3

Range of terms for refinanced collections	Portfolio
%
Installments 0-3 M	6.3
Installments 3-6 M	36.9
Installments 6-12 M	42.2
Installments +12 M	14.6
Average term for refinanced collections in months	11.6

2.	Definition of portfolio types.

Cencosud Argentina segments its portfolio into three main groups based on risk of non-payment. This segmentation is determined when customers are approved for credit and is used primarily to properly allocate credit limits. Each month, the company monitors the mixture of characteristics of new cards issued versus the portfolio, and any important deviations are used to modify customer selection methods.

As of December 31, 2013

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	673,223	144,439,434	2,792	689,093	145,128,527
01-30 days	86,911	17,721,705	928	242,134	17,963,839
31-60 days	22,973	3,190,021	516	151,723	3,341,744
61-90 days	7,787	1,057,097	239	72,109	1,129,206
91-120 days	3,117	607,332	128	44,948	652,280
121-150 days	2,570	570,801	54	15,385	586,186
150-180 days	1,180	284,304	4	1,174	285,478
>180 days	17	813	—	—	813

Total	797,778	167,871,507	4,661	1,216,566	169,088,073

As of December 31, 2013

M$
Total allowance on non-refinanced portfolio	4,027,068	Stock as of December 2013
Total allowance on refinanced portfolio	555,750	Stock as of December 2013
Total write-offs for the period	7,225,842	Write-offs between Jan and Dec 2012
Total recovered for the period	2,494,930	Write-offs recovered between Jan and Dec 2013

N°
Number of cards issued (not additional cards)	1,171,323	Stock as of December 2013
Number of cards with outstanding balances	802,439	Stock as of December 2013
Average number of refinancing	943	Average number of accounts refinanced monthly between Jan and Dec 2013
Total refinanced receivables	1,216,566	Stock of refinanced portfolio as of December 2013
% refinanced / non-refinanced portfolio	0.58	Number of refinanced customers/non-refinanced customers

As of December 31, 2012

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total Gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	545,967	107,624,696	2,282	620,706	108,245,402
01-30 days	72,059	12,500,427	762	210,569	12,710,996
31-60 days	24,637	3,274,075	608	162,735	3,436,810
61-90 days	8,384	1,104,216	248	77,711	1,181,927
91-120 days	4,889	834,832	178	68,201	903,033
121-150 days	3,626	724,721	74	24,010	748,731
150-180 days	2,481	480,089	18	4,989	485,078
>180 days	7,112	1,486,607	0	0	1,486,607

Total	669,155	128,029,663	4,170	1,168,921	129,198,584

As of December 31, 2012

M$
Total allowance on non-refinanced portfolio	7,597,100	Stock as of December 2012
Total allowance on refinanced portfolio	571,389	Stock as of December 2012
Total write-offs for the period	7,251,331	Write-offs between Jan and Dec 2012
Total recovered for the period	911,892	Write-offs recovered between Jan and Dec 2012

N°
Number of cards issued (not additional cards)	1,010,132	Stock as of December 2012
Number of cards with outstanding balances	673,325	Stock as of December 2012
Average number of refinances	707	Average number of accounts refinanced monthly between Jan and Dec 2012
Total refinanced receivables	1,168,921	Stock of refinanced portfolio as of December 2012
% refinanced / non-refinanced portfolio	0.62	Number of refinanced customers/non-refinanced customers

3.	Portfolio allowance factors.

As of December 31, 2013

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.5	33.6
01-30	2.1	33.6
31-60	10.7	72.0
61-90	27.9	100.0
91-120	44.6	100.0
121-150	60.3	100.0
151-180	85.6	100.0
>180 days	100.0	—

Total	2.4	45.7

As of December 31, 2012

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	3.1	33.6
01-30	4.0	33.6
31-60	15.1	72.0
61-90	37.6	100.0
91-120	52.4	100.0
121-150	70.6	100.0
151-180	87.8	100.0
>180 days	100.0	100.0

Total	5.9	48.9

4.	Risk ratios (% provision/portfolio).

As of December 31, 2013

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	2.4	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	45.7	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	2.7	Stock of total allowances /Stock of total portfolio
Write off ratio	3.3

As of December 31, 2012

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.9	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	48.9	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	6.3	Stock of total allowances /Stock of total portfolio
Write off ratio	5.4

PERU

1.	Credit policies.

Financial retail operations in Peru began July 21, 2010 with a pilot program in one store and later in October 2010 was rolled out in all formats of Metro Supermarkets. Prospective credit card holders are selected based on the cardholders’ purchasing behavior in the Bonus customer loyalty program, combined with an analysis of behavior profiles by credit rating agencies available in the country.

Since operations began, they were structured as defined by the Group, following the requirements defined by Peruvian banking regulations (despite not being enforceable at that time). From June 2012, Cencosud Bank has been authorized by the Superintendency of Banks and Insurance (SBS) to establish itself as a bank.

Adhering to banking regulations involves diverse elements; including observing mandatory definitions for refinancing, as well as classifying debtors based on days in default which, in turn, translates into establishing allowances over the principal of the loans.

In addition, the standards require pro-cyclical provisions to be established that are linked to the economic cycle and that in practice translate into 1.5% additional allowances over current non-delinquent balances.

2.	Definition of portfolio types.

The portfolio is divided into two groups:

•	Non-refinanced portfolio.

•	Refinanced portfolio, which includes cardholders that are at least one day delinquent. They must make a minimum payment and the debtor classification (and therefore the allowance) must be maintained or increased based on the regulations mentioned above.

3.	Portfolio stratification

As of December 31, 2013

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	226,953	50,424,409	327	72,013	50,496,422
01-30 days	10,344	2,606,274	64	17,102	2,623,376
31-60 days	5,281	1,268,826	15	4,116	1,272,942
61-90 days	3,479	764,649	15	3,210	767,859
91-120 days	3,931	888,699	29	11,355	900,054
121-150 days	872	222,351	20	5,091	227,442
150-180 days	226	31,789	31	13,708	45,497
>180 days	2,526	614,611	162	77,375	691,986

Total	253,612	56,821,608	663	203,970	57,025,578

As of December 31, 2013

ThCh$
Total allowance on non-refinanced portfolio	3,107,209	Stock as of December 2013
Total allowance on refinanced portfolio	155,844	Stock as of December 2013
Total write-offs for the period	9,056,228	Write-offs between Jan and Dec 2013
Total recovered for the period	717,359	Write-offs recovered between Jan and Dec 2013

N°
Number of cards issued (not additional cards)	541,570	Stock as of December 2013
Number of cards with outstanding balances	254,275	Stock as of December 2013
Average number of refinances	—	Average number of accounts refinanced monthly between Jan and Dec 2013
Total refinanced receivables	203,970	Stock of refinanced portfolio as of December 2013
% refinanced / non-refinanced portfolio	0.26	Number of refinanced customers/non- refinanced customers

As of December 31, 2012

Delinquency segments	Non-refinanced customers (number)	Non- refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio
	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	181,187	27,590,606	882	198,142	27,788,748
01-30 days	11,529	1,535,931	180	34,669	1,570,600
31-60 days	5,161	739,746	110	20,235	759,981
61-90 days	3,590	573,679	130	25,147	598,826
91-120 days	2,435	511,091	92	16,649	527,740
121-150 days	1,343	300,862	105	31,807	332,669
150-180 days	1,742	355,238	181	49,057	404,295
>180 days	8,702	2,125,102	2,125	620,199	2,745,301

Total	215,689	33,732,255	3,805	995,905	34,728,160

As of December 31, 2012

ThCh$
Total allowance on non-refinanced portfolio	3,978,674	Stock as of December 2012
Total allowance on refinanced portfolio	842,517	Stock as of December 2012
Total write-offs for the period	3,172,864	Write-offs between Jan and Dec 2012
Total recovered for the period	148,240	Write-offs recovered between Jan and Dec 2012

N°
Number of cards issued (not additional cards)	439,804	Stock as of December 2012
Number of cards with outstanding balances	219,494	Stock as of December 2012
Average number of refinances	201	Average number of accounts refinanced monthly between Jan and Dec 2012
Total refinanced receivables	995,904	Stock of refinanced portfolio as of December 2012
% refinanced / non-refinanced portfolio	1.76	Number of refinanced customers/non- refinanced customers

4.	Portfolio allowance factors.

As of December 31, 2013

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1,5	43,3
01-30	6,4	60
31-60	26,5	91,6
61-90	60,0	94,1
91-120	59,9	99,4
121-150	99,8	100,0
151-180	99,9	100,0
>180 days	100,0	100,0

Total	5.5	76.4

As of December 31, 2012

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses
Payments up to date	1.0	34.9
01-30	5.1	59.2
31-60	25.0	70.2
61-90	60.0	85.8
91-120	60.0	96.6
121-150	100.0	100.0
151-180	100.0	100.0
>180 days	100.0	100.0

Total	11.8	84.6

5.	Risk ratios (% provision/portfolio)

As of December 31, 2013

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	5.5	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	76.4	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	5.7	Stock of total allowances / Stock of total portfolio
Write-off ratio	19.9

Note:

Allowances and allowance ratios do not include Ch$ 388 million in anti-cyclical provisions that are included based on international and domestic banking industry best practices and in line with the Basel standards in order to be prepared for future changes in macroeconomic conditions.

As of December 31, 2012

Risk ratios (allowance / portfolio)%
Non-refinanced portfolio	11.8	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	84.6	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	13.9	Stock of total allowances / Stock of total portfolio
Write-off ratio	12.1

Note:

Allowances and allowance ratios do not include Ch$ 388 million in anti-cyclical provisions that are included based on international and domestic banking industry best practices and in line with the Basel standards in order to be prepared for future changes in macroeconomic conditions.

9	Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations.

It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”. The Company has a policy to disclose all transactions performed with related parties during the period.

9.1	Trade receivables from related entities

The composition of the item as of December 31, 2013 and December 31, 2012 is as follows:

		Receivables from related entities				Balance as of
Tax ID Number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						12/31/2013	12/31/2012	12/31/2013	12/31/2012
						ThCh$	ThCh$	ThCh$	ThCh$
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Dividends receivable	Current	Associate	Chilean Pesos	432,303	323,624	—	—

Total						432,303	323,624	—	—

9.2	Trade payables to related entities

The composition of the item as of December 31, 2013 and December 31, 2012 is as follows:

		Payables to related entities				Balance as of
Tax ID number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						12/31/2013	12/31/2012	12/31/2013	12/31/2012
						ThCh$	ThCh$	ThCh$	ThCh$
	Loyalti del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	556,494	974,469	—	—

Total						556,494	974,469	—	—

9.3	Transactions with related parties and impact on income

The operations and its impact on income are presented for the years ended December 31, 2013 and December 31, 2012, as follows:

Transactions
Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2013	Impact to income (charge /credit)	12/31/2012	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
3.294.888-k	Horst Paulmann Kemna	Chairman	Dividends paid	Chilean pesos	Chile	2,011,560		1,317,423	—
4.580.001-6	Helga Koepfer Schoebitz	Shareholder	Dividends paid	Chilean pesos	Chile	88,771		75,482	—
77.913.630-2	ALPA Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	—		5,647	—
76.425.400-7	Inversiones Tano Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	13,094,931		5.579,052	—
86.193.900-6	Inversiones Quinchamali Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	16,637,640		13,684,845	—
96.802.510-4	Inversiones Latadia Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	15,753,026		12,957,229	—
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	358,033		327,118	—
8.953.509-3	Peter Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	355,959		331,087	—
8953510-7	Heike Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	351,490		327,411	—
0-E	Plaza Lima Norte	Company director relationship	Leases paid	Peruvian New Sol	Peru	614,638	(614,638)	315,357	(315,357)
0-E	Plaza Lima Norte	Company director relationship	Utilities paid	Peruvian New Sol	Peru	286,775	(286,775)	85,591	(85,591)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	2,990,827	(2,982,920)	2,902,584	(2,902,584)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Utilities Paid	Chilean pesos	Chile	2,327,237	(2,327,237)	2,207,131	(2,207,131)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Dividends collected	Chilean pesos	Chile	2,461,185	—	1,818,965	—
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	8,901	8,901	5,519	5,519
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Merchandise buying	Chilean pesos	Chile	707,765	(707,765)	698,660	(515,551)
92.434.000-0	Besalco S.A.	Common director	Services provided	Chilean pesos	Chile	307	(307)	—	—
92.147.000-2	Wenco S.A.	Common director	Merchandise buying	Chilean pesos	Chile	2,506,186	2,203,726	2,271,850	(2,271,850)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	2,999	2,999	401,923	401,923
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	478,364	478,364	149,971	149,971
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	231,157	231,157	71,277	71,277

Transactions
Tax ID Number	Company	Name of relationship	Transaction description	Currency	Country	12/31/2013	Impact to Income (charge /credit)	12/31/2012	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	828	828	139	139
78.410.320-K	Imp y Comercial Regen Ltda.	Company’s Director	Merchandise buying	Chilean pesos	Chile	385,807	(385,807)	499,114	(297,279)
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	231,442	231,442	141,972	141,972
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Common expenses collected	Chilean pesos	Chile	87,275	87,275	49,580	49,580
79.595.200-4	Adelco Santiago Ltda.	Company, director relationship	Merchandise buying	Chilean pesos	Chile			557	(557)
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	939,346	(939,346)	1,315,418	(1,315,418)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	676,841	(676,841)	526,181	(526,181)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	8,499	(8,499)	512,381	(512,381)
77.978.800-8	Neuralis Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile	5,769	(5,769)	13,879	(13,879)
96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	616,338	(616,338)	384,323	(384,323)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	22,206	22,206	19,039	19,039
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	738,464	(738,464)
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Sale of goods	Chilean pesos	Chile	5,365	(5,365)
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	2,064,849	1,490,509
96.628.870-1	Entel Telefonia Local S.A.	Common director	Services provided	Chilean pesos	Chile	18,019	(18,019)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	12,888,058	(12,888,058))
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Merchandise buying	Chilean pesos	Chile	1,245,503	(1,245,503)	1,138,386	(1,138,386)
79.675.370-5	Assets- Chile S.A	Common director	Sale of goods	Chilean pesos	Chile	906	(906)
70.649.100-7	Centros de Estudios Pùblicos	Company, director relationship	Services provided	Chilean pesos	Chile	28,595	(28,595)
77.783.200-K	Asesorías e Inversiones Vesta Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile			40,939	(40,939)
O-3	JetAviation Flight Services Inc.	Company, director relationship	Services provided	Chilean pesos	Chile	1,144,040	(1,144,040)
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	15,141	15,141	12,616	12,616
88.417.000-1	Sky Airline S.A.	Company, director relationship	Other expenses collected	Chilean pesos	Chile	5,632	5,632	4,319	4,319
96.566.940-K	Cia Nacional de Telefonos,Telefonica del Sur S.A.	Common director	Services provided	Chilean pesos	Chile	6,119	6,119	1,614	(384,323)

Addition information required by SVS (Superintendencia de Valores y Seguros) as per communication N°3592 dated January 31, 2014.

a)	Transactions between the holding company Cencosud S.A and its direct and indirect subsidiaries.

Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2013	Impact to income (charge /credit)	12/31/2012	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
93.834.000-5	Cencosud Chile S.A.	Common control	Admin and operational fees	Chilean peso	Chile	74,020,423	(74,020,423)	64,095,476	(64,095,476)
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Leases	Chilean peso	Chile	61,551,936	(61,551,936)	60,253,839	(60,253,839)
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Utilities	Chilean peso	Chile	17,799,619	(17,799,619)	17,269,504	(17,269,504)
78.410.990-8	Adm. del Centro Comercial Alto las Condes Ltda.	Common control	Utilities	Chilean peso	Chile	25,658,822	(25,658,822)	20,190,756	(20,190,756)
84.671.700-5	Cencosud Retail S.A.	Common control	Sales of inventory	Chilean peso	Chile	14,163,609	(14,163,609)	15,263,477	(15,263,477)
84.671.700-5	Cencosud Retail S.A.	Common control		Chilean peso	Chile	3,060,987	(3,060,987)	4,064,121	(4,064,121)
84.671.700-5	Cencosud Retail S.A.	Common control	Leases	Chilean peso	Chile	32,302	(32,302)	5,238	(5,238)
96.671.750-5	Easy S.A.	Common control	Sale of inventory	Chilean peso	Chile	1,845,056	(1,845,056)	2,049,678	(2,049,678)
78.410.310-2	Food & Fantasy Ltda.	Common control	Services rendered	Chilean peso	Chile	3,893	(3,893)	—	—
99.500.840-8	Cencosud Administradora de Tarjetas S.A.	Common control	Admin and operational fees	Chilean peso	Chile	533,173	(533,173)	1,122,327	(1,122,327)
96.732.790-5	Inmobiliaria Santa Isabel S.A.	Common control	Leases	Chilean peso	Chile	455,555	(455,555)	447,991	(447,991)
99.566.580-8	Jumbo Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	67,247,586	(67,247,586)	61,830,157	(61,830,157)
99.571.870-7	Jumbo Administradora Temuco S.A.	Common control	Admin and operational fees	Chilean peso	Chile	21,795,347	(21,795,347)	18,028,376	(18,028,376)
88.235.500-4	Sociedad Comercial de Tiendas S.A.	Common control	Leases	Chilean peso	Chile	4,728,446	(4,728,446)	5,476,663	(5,476,663)
77.313.160-0	Paris Administradora Centro Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	31,447,203	(31,447,203)	27,611,230	(27,611,230)
76.365.580-6	Jumbo Administradora Norte S.A.	Common control	Admin and operational fees	Chilean peso	Chile	26,976,444	(26,976,444)	25,432,886	(25,432,886)
76.365.590-3	Easy Administradora Norte S.A.	Common control	Admin and operational fees	Chilean peso	Chile	10,276,427	(10,276,427)	6,920,606	(6,920,606)
76.433.310-1	Costanera Center S.A.	Common control	Easement	Chilean peso	Chile	18,659,833	(18,659,833)	9,077,769	(9,077,769)
77.312.480-9	Administradora de Servicios Paris Ltda.	Common control	Commissions	Chilean peso	Chile	7,013	(7,013)	4,079	(4,079)
76.476.830-2	Circulo Mas S.A.	Common control	Services rendered	Chilean peso	Chile	23,252,183	(23,252,183)	21,890,291	(21,890,291)
76.568.660-1	Cencosud Administradora de Procesos S.A.	Common control	Admin and operational fees	Chilean peso	Chile	1,882,904	(1,882,904)	—	—
76.023.825-2	Cencosud Servicios Integrales S.A.	Common control	Commissions	Chilean peso	Chile	7,187,656	(7,187,656)	7,510,601	(7,510,601)
77.302.910-k	Logística y Distribución Paris Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	5,000,345	(5,000,345)	5,000,345	(5,000,345)
88.637.500-K	Paris Administradora Norte Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	17,636,729	(17,636,729)	16,605,711	(16,605,711)
78.448.780-6	Paris Administradora Sur Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	20,885,489	(20,885,489)	19,431,277	(19,431,277)
77.251.760-2	Jumbo Supermercados Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	4,462,799	(4,462,799)	1,741,919	(1,741,919)
77.779.000-5	Paris Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	7,271,901	(7,271,901)	7,208,945	(7,208,945)
76.819.580-3	Santa Isabel Administradora Norte Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	22,084,068	(22,084,068)	17,298,123	(17,298,123)
76.819.500-5	Santa Isabel Administradora Sur Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	19,589,136	(19,589,136)	17,845,454	(17,845,454)
79.829.500-4	Eurofashion Ltda.	Common control	Sale of inventory	Chilean peso	China	16,120,799	(16,120,799)	15,680,900	(15,680,900)
76.062.794-1	Santa Isabel Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	61,089,375	(61,089,375)	56,127,065	(56,127,065)
O-E	Cencosud (Shanghai) Trading Co., Ltd	Common control	Admin and operational fees	US dollar	Chile	1,637,824	(1,637,824)	849,828	(849,828)

Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2013	Impact to income (charge /credit)	12/31/2012	Impact to income (charge /credit)
						ThCh$	ThCh$	ThCh$	ThCh$
96.988.700-2	MegaJohnson’s Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	5,648,963	(5,648,963)	4,805,818	(4,805,818)
76.190.379-9	Cencosud Retail Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	10,278,884	(10,278,884)	8,203,303	(8,203,303)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Leases	Chilean peso	Chile	6,365,437	(6,365,437)	3,244,194	(3,244,194)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Utilities	Chilean peso	Chile	2,578,189	(2,578,189)	2,128,129	(2,128,129)
O-E	Cencosud Argentina S.A.	Common control	Leases	Argentine peso	Argentina	7,407,554	(7,407,554)	6,731,947	(6,731,947)
	Cencosud Argentina S.A.	Common control	Utilities	Argentine peso	Argentina	8,260,750	(8,260,750)	7,454,095	(7,454,095)
	Cencosud Argentina S.A.	Common control	Commissions	Argentine peso	Argentina	4,892,716	(4,892,716)	3,690,710	(3,690,710)
	Cencosud Argentina S.A.	Common control	Admin and operational fees	Argentine peso	Argentina	13,874,286	(13,874,286)	8,488,091	(8,488,091)
	Jumbo Retail Argentina S.A.	Common control	Operational fee	Argentine peso	Argentina	528,900	(528,900)	—	—
	Jumbo Retail Argentina S.A.	Common control	Admin and operational fees	Argentine peso	Argentina	9,336,677	(9,336,677)	9,870,006	(9,870,006)
O-E	Invor S.A.	Common control	Leases	Argentine peso	Argentina	413,845	(413,845)	425,129	(425,129)

b)	Financing activities between related parties and their conditions

As of December 31, 2013

Grantor	Tax ID	Country	Receiving entity	Country	Instrument	Currency	Rate	Loans granted in local currency	Settlements made in local currency	Grant date	Maturity date
				ThCh$	ThCh$				ThCh$	ThCh$	ThCh$
Cencosud S.A.	93.834.000-5	Chile	Administradora Centro Comercial Alto Las Condes Ltda.	Chile	Fund transfer	Chilean peso	—	61,689,955	58,334,182	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Administradora y Comercial Puente Alto Ltda.	Chile	Fund transfer	Chilean peso	—	6,347,949	5,277,783	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Administradora de Procesos S.A.	Chile	Fund transfer	Chilean peso	—	62,787,056	31,161,000	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Argentina Spa	Chile	Fund transfer	Chilean peso	—	813,696	—	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Ltda.	Chile	Fund transfer	Chilean peso	—	4,863,707	—	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Ltda.	Chile	Prepaid capital contributions	Chilean peso	—	188,124,489	—	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail Administradora S.A.	Chile	Fund transfer	Chilean peso	—	16,998,935	4,749,500	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Comercializadora Contanera Center SPA	Chile	Fund transfer	Chilean peso	—	43,714,700	41,216,535	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Costanera Centers S.A.	Chile	Fund transfer	Chilean peso	—	63,105,961	39,348,083	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Johnson’s Mega San Bernardo S.A.	Chile	Fund transfer	Chilean peso	—	6,095,745	823,550	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Norte Ltda.	Chile	Fund transfer	Chilean peso	—	30,226,873	29,264,689	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Administradora S.A.	Chile	Fund transfer	Chilean peso	—	15,596,684	651,020	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Maipú S.A.	Chile	Fund transfer	Chilean peso	—	12,171,515	850	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Puente Alto S.A.	Chile	Fund transfer	Chilean peso	—	6,323,867	1,015,600	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Puente S.A.	Chile	Fund transfer	Chilean peso	—	12,112,472	350	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Quilin S.A.	Chile	Fund transfer	Chilean peso	—	9,874,346	183,280	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s S.A.	Chile	Fund transfer	Chilean peso	—	13,717,937	6,000	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson’s Viña del Mar S.A.	Chile	Fund transfer	Chilean peso	—	7,272,583	129,300	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Sociedad Comercializadora de Vestuario FES Ltda.	Chile	Fund transfer	Chilean peso	—	7,189,612	342,230	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Administradora TMO S.A.	Chile	Fund transfer	Chilean peso	—	3,940,480	7,589,497	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Administradora de Tarjetas S.A.	Chile	Fund transfer	Chilean peso	—	868,319,402	957,134,889	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail S.A.	Chile	Fund transfer	Chilean peso	—	2,524,147,975	2,611,905,605	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Servicios Integrales S.A.	Chile	Fund transfer	Chilean peso	—	59,711,672	71,887,013	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Shopping Centers S.A.	Chile	Fund transfer	Chilean peso	—	121,075,752	169,121,888	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Circulo Mas S.A.	Chile	Fund transfer	Chilean peso	—	17,156,643	19,062,881	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Comercial Food And Fantasy Ltda.	Chile	Fund transfer	Chilean peso	—	2,144,701	2,506,543	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Easy Administradora Norte S.A.	Chile	Fund transfer	Chilean peso	—	10,785,249	11,754,143	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Easy S.A.	Chile	Fund transfer	Chilean peso	—	336,878,128	354,510,384	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Eurofashion Ltda.	Chile	Fund transfer	Chilean peso	—	42,930,631	60,275,960	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora S.A.	Chile	Fund transfer	Chilean peso	—	73,817,677	76,956,952	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Temuco S.A.	Chile	Fund transfer	Chilean peso	—	22,514,943	25,255,108	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Logistica y Distribución Paris Ltda.	Chile	Fund transfer	Chilean peso	—	5,643,953	6,448,306	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Centro Ltda.	Chile	Fund transfer	Chilean peso	—	30,081,104	37,008,107	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Ltda.	Chile	Fund transfer	Chilean peso	—	6,692,984	8,803,465	Throughout 2013	—

Grantor	Tax ID	Country	Receiving entity	Country	Instrument	Currency	Rate	Loans granted in local currency	Settlements made in local currency	Grant date	Maturity date
				ThCh$	ThCh$				ThCh$	ThCh$	ThCh$
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Norte Ltda.	Chile	Fund transfer	Chilean peso	—	17,366,563	21,571,509	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Sur Ltda.	Chile	Fund transfer	Chilean peso	—	21,773,616	25,810,785	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora Norte S.A.	Chile	Fund transfer	Chilean peso	—	23,053,819	24,677,550	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora S.A.	Chile	Fund transfer	Chilean peso	—	67,652,990	68,520,199	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora Sur S.A.	Chile	Fund transfer	Chilean peso	—	20,632,960	22,096,474	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Sociedad Comercial de Tiendas S.A.	Chile	Fund transfer	Chilean peso	—	4,261,479	8,022,049	Throughout 2013	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Perú S.A.	Peru	Loan	Chilean peso	fixed 3,80%	—	15,000	—	—
Cencosud S.A.	93.834.000-5	Chile	Cencosud Colombia S.A.	Colombia	Loan	Chilean peso	fixed 3,80%	156	—	07/27/12	03/21/14
Cencosud S.A.	93.834.000-5	Chile	Cencosud Colombia S.A.	Colombia	Loan	Chilean peso	fixed 3,80%	222	—	09/21/12	03/21/14
Anjulon	O-E	Argentina	Cavas y Viñas El Acequion S.A.	Argentina	Loan	Chilean peso	fixed 18,50%	103	—	09/10/13	03/09/14
Anjulon	O-E	Argentina	Cavas y Viñas El Acequion S.A.	Argentina	Loan	Chilean peso	fixed 18,50%	104	—	11/23/13	05/22/14
Cencosud Argentina S.A.	O-E	Argentina	Cencosud S.A.	Chile	Loan	Chilean peso	fixed Annual 3,80%	—	8,287	—	—
Jumbo Retail Argentina S.A.	O-E	Argentina	Cencosud Internacional Ltda.	Chile	Loan	Chilean peso	fixed Annual 2,90%	1,140	—	02/08/13	02/08/16
Jumbo Retail Argentina S.A.	O-E	Argentina	Cencosud Internacional Ltda.	Chile	Loan	Chilean peso	fixed Annual 2,90%	—	838	12/31/12	12/31/15
Cencosud Brasil Comercial Ltda.	O-E	Brazil	Mercantil Rodrigues Comercial Ltda.	Brazil	Fund transfer	Chilean peso	125% CDI	—	93,513	Throughout 2013	—
Cencosud Brasil Comercial Ltda.	O-E	Brazil	Perini Comercial de Alimentos Ltda.	Brazil	Fund transfer	Chilean peso	125% CDI	1,578	—	Throughout 2013	—
Cencosud Internacional Ltda.	O-E	Chile	Cencosud Perú S.A.	Peru	Loan	Chilean peso	fixed 7,20%	—	15,419	—	—
Cencosud Perú S.A.	O-E	Peru	E.Wong S.A.	Peru	Loan	Chilean peso	fixed 6,30%	—	5,918	11/17/10	11/16/15
Cencosud Perú S.A.	O-E	Peru	Hipermercados Metro S.A.	Peru	Loan	Chilean peso	fixed 6,30%	—	11,344	11/17/10	11/16/15
Cencosud Perú S.A.	O-E	Peru	Tres Palmeras S.A.	Peru	Loan	Chilean peso	fixed 6,30%	—	2,759	11/17/10	11/16/15
Cencosud Perú S.A.	O-E	Peru	Hipermercados Metro S.A.	Peru	Loan	Chilean peso	fixed 4,30%	10,000	—	02/26/13	03/10/16
Cencosud Perú S.A.	O-E	Peru	E.Wong S.A.	Peru	Loan	Chilean peso	fixed 3,85%	—	10,000	—	—
Cencosud Perú S.A.	O-E	Peru	Hipermercados Metro S.A.	Peru	Loan	Chilean peso	fixed 5,00%	—	—	03/28/12	03/27/17
Cencosud Perú S.A.	O-E	Peru	Tres Palmeras S.A.	Peru	Loan	Chilean peso	fixed 5,00%	—	14,000	10/30/12	12/24/13
Unicenter S.A.	O-E	Argentina	AgroJumbo S.A.	Argentina	Loan	Chilean peso	fixed 13,50%	1,507	—	09/12/13	03/11/14

9.4	Board of Directors and key management of the Company

The Board of Directors as of December 31, 2013 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Philipps	Director	National Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist
Richard Bûchi Buc	Director	Civil Engineer
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura Neto	Director	Engineer

Key management of the Company as of December 31, 2013 is composed of the following people:

Senior management	Position	Profession
Daniel Rodríguez	Chief Executive Officer	Forest Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Pablo Castillo	Supermarket Managing Director	Commercial Engineer
Carlos Wulf	Home Improvement Stores Managing Director	Naval Engineer
Renato Fernández	Corporate Affairs Manager	Journalist
Jaime Soler	Department Stores Managing Director	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Pietro Illuminati	Procurement Director	Industrial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Stepan Krause	Projects Managing Director	Commercial Engineer
Rodrigo Larrain	Shopping Centers Managing Director	Industrial Engineer

9.5	Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 26, 2013, set the following amounts for the 2013 period:

•	Fees paid for attending Board sessions: payment of UF 300 (equivalents to ThCh$ 6,993) each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 100( equivalents to ThCh$ 1,530) for each session they attend.

The details of the amount paid to Directors for the years ended December 31, 2013, 2012 and 2011, are as follows:

		For the year ended December 31,
Name	Role	2013	2012	2011
		ThCh$	ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	147,291	104,146	87,730
Heike Paulmann Koepfer	Director	73,646	57,292	58,193
Peter Paulmann Koepfer	Director	73,646	52,072	43,854
Cristián Eyzaguirre Johnston	Director	79,771	69,453	57,483
Roberto Oscar Philipps	Director	98,225	69,453	50,739
Sven von Appen Behmann	Director	18,283	52,072	43,936
Erasmo Wong Lu Vega	Director	73,646	52,072	44,673
David Gallagher Patrickson	Director	98,225	69,453	43,973
Julio Moura	Director	73,646	52,072	—
Bruno Philippi Irarrázaval	Director(*)	—	—	21,774
Richard Bûchi Buc	Director	73,816	—	—

Total		810,195	578,085	452,355

(*)	On December 30, 2011 and August 2012, the Company communicated a material event, reporting that Vice-Chairman and Director Manfred Paulmann Koepfer and Director Bruno Philippi Irarrázaval, respectively, submitted their resignation. On each occasion, the Company also informed that in accordance with article 32 of the Corporations Law No. 18,046, renewal of the entire Board of Directors must be voted on at the next ordinary general shareholders’ meeting to be held by the Company.

9.6	Compensation paid to senior management

	For the year ended December 31,
Key management compensation	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Salary and other short term employee benefits	6,255,270	5,715,000	4,533,000
Shares—based payments	983,730	445,717	412,530

Total	7,239,000	6,160,717	4,945,530

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

10	Inventory

The composition of this item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
Inventory category	2013	2012
	ThCh$	ThCh$
Raw materials	5,948,240	5,591,904
Goods	1,121,705,748	989,445,147
Finished Goods	793,111	284,640
Provisions	(83,540,472)	(85,091,705)

Total	1,044,906,627	910,229,986

The composition of inventories by business line as of December 31, 2013 and 2012 is as follows:

	As of December 31, 2013
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,856,890	4,091,350	—	5,948,240
Goods	168,991,329	660,801,771	208,372,176	1,038,165,276
Finished Goods	—	793,111	—	793,111

Total	170,848,219	665,686,232	208,372,176	1,044,906,627

	As of December 31, 2012
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,498,464	3,093,440	—	5,591,904
Goods	122,116,048	586,803,418	195,433,976	904,353,442
Finished Goods	24,893	259,747	—	284,640

Total	124,639,405	590,156,605	195,433,976	910,229,986

The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued between the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories carried at December 31, 2013 and December 31, 2012 to its net realizable value less selling costs, provides for:

Current Inventories:

Inventories at net realizable value	Inventories at net realizable as of December 31,
	2013	2012
	ThCh$	ThCh$
Inventory	46,104,966	43,659,617

Total	46,104,966	43,659,617

	Balance as of December 31,
Net realizable value movements	2012	2011
	ThCh$	ThCh$
Beginning Balance	43,659,617	30,835,953
Increase of Inventory to NRV (Net Realizable Value)	8,619,110	9,171,318
Decrease of Inventory to NRV (Net Realizable Value)	(6,173,761)	(7,797,237)
Acquisitions through Business combinations	.	11,449,583

Total	46,104,966	43,659,617

Other information relevant to inventory:

For the periods between
	01/01/2013	01/01/2012	01/01/2011
Additional information inventory	12/31/2013	12/31/2012	12/31/2011
	ThCh$	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	7,148,156,441	6,318,469,948	5,242,789,902

Provision movements:

	Balance as of December 31,
Provisions	2013	2012
	ThCh$	ThCh$
Beginning Balance	85,091,705	54,176,854
Amount of sales of inventory	10,004,613	5,866,261
Amount of reversals of inventory reductions	(11,555,846)	(1,588,938)
Acquisitions through Business combinations	—	26,637,528

Total	83,540,472	85,091,705

The circumstances or events that led to the reversal of any write-down of inventories at December 31, 2013 and 2012, relate mainly to liquidations and auctions to recover more value from the estimated net realizable value for inventories.

The Company has not given inventories as collaterals at the end of the year.

11	Investments in associates recorded following the equity method

11.1.	Breakdown of investments in associates

The composition of the item as of December 31, 2013 and 2012, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2012	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)(*)	Balance as of December 31, 2013
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Peru	Peruvian Nuevo Sol	42.50	42.50	717,843	142.475	497	—	860.815
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	207,360	23.037	(38.318)	—	192.079
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	3.33	33.33	41,335,198	10.123.927	—	(2.569.865)	48.889.260

Total					42.260.401	10.289.439	(37.821)	(2.569.865)	49.942.154

The composition of the item as of December 31, 2012 and 2011, as well as other related information is as follows:

Investments in associates	Country Of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2011	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)	Balance as of December 31, 2012
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Peru	Peruvian Nuevo Sol	42.50	42.50	935,477	97,533	(315,167)	—	717,843
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	(14,578)	801	(27,234)	248,371	207,360
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	37,897,834	5,544,077	—	(2,106,713)	41,335,198

Total					38,818,733	5,642,411	(342,401)	(1,858,342)	42,260,401

(*)	Decreases represent dividends received from associates.

The composition of the item as of December 31, 2011 and 2010, as well as other related information is as follows:

Investments in associates	Country of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2010	Participation in profit or loss of equity method	Translation difference	Other increase (decrease)	Balance as of December 31, 2011
			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Peru	Peruvian Nuevo Sol	42.50	42.50	977,607	115,830	(157,960)	—	935,477
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	57,548	(72,540)	414	—	(14,578)
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	33,301,709	5,735,270	—	(1,139,145)	37,897,834

Total					34,336,864	5,778,560	(157,546)	(1,139,145)	38,818,733

Set out above are the associates of the Group as at 31 December 2013, which, in the opinion of the directors, are material to the Group. The associates as listed above have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

There are no contingent liabilities relating to the group’s interest in the associates

The associates listed above are private companies and there is no quoted market price available for their shares.

11.2	Relevant summarized information with regards to associates

The information below reflects the amounts presented in the financial statements of the associates adjusted for differences in accounting policies between the group and the associates.

The information regarding investments in associates as of December 31, 2013 is as follows:

	At December 31, 2013
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.5	4,003,056	258,207	834,033	1,401,782	8,516,202	8,180,967	335,235
Carnes Huinca S.A.	50.00	335,846	190,382	142,070	—	2,016,399	1,970,325	46,074
Inmobiliaria Mall Viña del Mar S.A.	33.33	13,095,417	216,495,332	13,619,985	69,288,315	22,338,980	(8,035,837)	30,374,817

Total		17,434,319	216,943,921	14,596,088	70,690,097	32,871,581	2,115,455	30,756,126

The information regarding investments in associates as of December 31, 2012 is as follows:

	At December 31, 2012
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.5	4,183,697	204,230	829,610	1,869,275	6,203,947	5,974,455	229,492
Carnes Huinca S.A.	50.00	254,780	263,165	103,225		1,882,828	1,881,226	1,602
Inmobiliaria Mall Viña del Mar S.A.	33.33	5,681,797	190,702,140	11,181,517	61,184,425	21,313,956	4,680,062	16,633,894

Total		10,120,274	191,169,535	12,114,352	63,053,700	29,400,731	12,535,743	16,864,988

The information regarding investments in associates as of December 31, 2011 is as follows:

	At December 31, 2011
Investments in associates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.50	4,620,075	192,299	681,724	1,929,528	5,559,731	5,276,719	283,012
Carnes Huinca S.A.	50.00	268,177	347,064	171,908	472,489	1,136,462	1,281,542	(145,080)
Inmobiliaria Mall Viña del Mar S.A.	33.33	5,355,450	168,055,721	14,647,110	45,059,189	18,916,588	1,709,056	17,207,532

Total		10,243,702	168,595,084	15,500,742	47,461,206	25,612,781	8,267,317	17,345,464

12	Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of December 31, 2013 and 2012 is as follows:

Intangibles assets other than goodwill net	As of December 31,
	2013	2012
	ThCh$	ThCh$
Finite life intangible assets, net	101,181,642	82,664,968
Indefinite life intangible assets, net	470,439,865	472,618,978

Intangible assets, net	571,621,507	555,283,946

Patents, Trade Marks and Other Rights, Net	470,439,865	472,618,978
Software (IT)	61,048,198	38,122,191
Other Identifiable Intangible Assets, net	40,133,444	44,542,777

Identifiable Intangible Assets, Net	571,621,507	555,283,946

Intangibles assets other than goodwill gross	As of December 31,
	2013	2012
	ThCh$	ThCh$
Finite life intangible assets, Gross	175,222,015	141,318,057
Indefinite life intangible assets, Gross	470,439,865	472,618,978

Intangible Assets, Gross	645,661,880	613,937,035

Patents, Trade Marks and Other Rights, Gross	470,439,865	472,618,978
Software (IT)	118,664,961	84,185,576
Other Identifiable Intangible Assets, Gross	56,557,054	57,132,481

Identifiable Intangible Assets, Gross	645,661,880	613,937,035

Accumulated amortization and value impairment	As of December 31,
	2012	2011
	ThCh$	ThCh$
Finite life intangible assets	(74,040,373)	(58,653,089)
Indefinite life intangible assets	—	—

Intangible Assets, Gross	(74,040,373)	(58,653,089)

Software (IT)	(57,616,763)	(46,063,385)
Other Identifiable Intangible Assets	(16,423,610)	(12,589,704)

Accumulated amortization and value impairment	(74,040,373)	(58,653,089)

Other identifiable intangible assets mainly correspond to customer’s data base.

The Group performs an annual recoverability analysis, according to the criteria described in note 2.11 under “Impairment loss of non financial assets” and IAS 36 “impairment of assets.”.

The detail of the useful lives applied to intangible assets as of December 31, 2013 and 2012 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The movement of intangible assets as of and for the year ended December 31, 2013 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2013	472,618,978	38,122,191	44,542,777	555,283,946
Additions	—	35,929,237	666,005	36,595,242
Acquisitions through business combination	—	—	—	—
Amortization	—	(11,553,378)	(3,833,906)	(15,387,284)
Increase (decrease) in foreign exchange	(2,179,113)	(1,449,852)	(1,241,432)	(4,870,397)

Balance at December 31, 2013	470,439,865	61,048,198	40,133,444	571,621,507

The movement of intangible assets as of and for the year ended December 31, 2012 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2012	465,607,881	24,008,338	37,071,574	526,687,793
Additions	—	18,241,706	326,711	18,568,417
Acquisitions through business combination	15,849,182	8,634,196	10,771,981	35,255,359
Amortization	—	(6,169,921)	(3,810,457)	(9,980,378)
Increase (decrease) in foreign exchange	(8,838,085)	(2,374,887)	(4,034,273)	(15,247,245)

Balance at December 31, 2012	472,618,978	42,339,432	40,325,536	555,283,946

The details of the amounts of identifiable intangible assets that are individually significant as of December 31, 2013 and 2012 is as follows:

Individually significant identifiable Intangible assets	Book Value 2013	Book Value 2012	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	326,363,010	326,363,010	Indefinite	Chile	Department stores / Fin. Services
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	30,224,513	30,351,417	Indefinite	Peru	Supermarkets
Metro Brand	65,944,390	66,221,274	Indefinite	Peru	Supermarkets
Bretas Brand	18,671,783	19,700,488	Indefinite	Brazil	Supermarkets
Perini Brand	836,053	882,115	Indefinite	Brazil	Supermarkets
Prezunic Brand	12,726,904	13,427,462	Indefinite	Brazil	Supermarkets

Total	470,439,865	472,618,978

The factors for considering the brands with indefinite useful lives over time are the following:

•	Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

•	Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•	Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•	Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

The charge to income for amortization of intangibles for the years ended December 31, 2013, 2012 and 2011, are detailed below:

Item line in statement of income which includes amortization of identifiable Intangible assets	As of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Administrative expenses (see note 25.1)	15,387,284	9,980,378	11,349,627

Total	15,387,284	9,980,378	11,349,627

As of December 31, 2013 and 2012, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.

As of December 31, 2013 and 2012, there are no commitments to acquire intangible assets.

No significant intangible assets that have been fully depreciated are in use as of December 31, 2013.

13	Goodwill

The detail of goodwill as of December 31, 2013 and 2012 is as follows:

ID (Unique tax number)	Company	Country	December 31, 2011	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2012	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2013
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	Argentina	255,783		(48,810)	206,973		(36,458)	170,515
—	Blaisten S.A.	Argentina	5,358,698		(1,022,534)	4,336,164		(689,817)	3,646,347
—	E Wong S.A.	Peru	2,871,490		(76,070)	2,795,420		(9,806)	2,785,614
—	Metro Inmobiliaria S.A.	Peru	1,572,955		(41,670)	1,531,285		(5,371)	1,525,914
—	Mercantil Pizarro	Peru	3,070,295		(81,336)	2,988,959		(10,485)	2,978,474
—	Supermercados El Centro	Peru	3,939,136		(104,354)	3,834,782		(13,452)	3,821,330
—	Inmobiliaria Los Alamos S.A.C.	Peru	226,239		(5,993)	220,246		(773)	219,473
—	GSW S.A.	Peru	244,176,508		(6,468,587)	237,707,921		(833,841)	236,874,080
—	Gbarbosa Holding LLC	Brazil	186,076,300		(29,032,219)	157,044,081		(8,206,003)	148,838,078
—	Mercantil Rodríguez Comercial Ltda.	Brazil	9,372,242		(1,456,886)	7,915,356		(413,318)	7,502,038
—	Super Família Comercial de Alimentos Ltda.	Brazil	12,160,417		(1,890,300)	10,270,117		(536,276)	9,733,841
—	Perini Comercial de Alimentos Ltda.	Brazil	7,050,928		(1,096,045)	5,954,883		(310,947)	5,643,936
—	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	290,799,233		(45,113,287)	245,685,946		(12,829,035)	232,856,911
—	Prezunic Comercial Ltda.	Brazil	—	187,995,546	(28,534,883)	159,460,663		(8,326,656)	151,134,007
—	Grandes Superficies de Colombia S.A.	Colombia	—	618,156,017	23,775,231	641,931,248			641,931,248
76.193.360-4	Umbrale S.A.	Chile	1,442,588			1,442,588			1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780			3,598,780			3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758			5,900,758			5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682			809,682			809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210			4,536,210			4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073			120,650,073			120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496			33,253,496			33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207			45,250,207			45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034			18,179,034			18,179,034
96.671.750-5	Easy S.A.	Chile	224,445			224,445			224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013			1,003,013			1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592			11,530,592			11,530,592

Total			1,013,309,102	806,151,563	(91,197,743)	1,728,262,922	—	(32,222,238)	1,696,040,684

13.1	Impairment test on Cash Generating Units including Goodwill.

Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (cash generating units). The following table details goodwill by operating segment and country as of December 31, 2013 and 2012:

	As of December 31,
Goodwill per operating segment and country	2013	2012
	ThCh$	ThCh$
Real Estate & Shopping—Argentina	170,515	206,973
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brazil	555,708,811	586,331,046
Supermarkets—Peru	248,204,885	249,078,613
Supermarkets—Colombia	641,931,248	641,931,248
Home Improvement—Argentina	3,646,347	4,336,164
Home Improvement—Chile	1,227,458	1,227,458
Department stores—Chile	62,149,917	62,149,917
Financial services—Chile	76,009,546	76,009,546

Total	1,696,040,684	1,728,262,922

The basis of the amount recoverable from the cash generating units is the value in use, which determined by the net present value of the cash flows that the cash generating units will produce, discounted based on a rate of average cost of market capital in line with the business of each country.

13.2	Key assumptions

a)	Discount rate

	Discount rate
Cash generating units	2013	2012
Supermarkets—Chile	9.16	7.6
Financial Services — Chile	8.83	7.6
Supermarkets—Brazil	10.54	8.0
Supermarkets—Peru	10.69	8.2
Supermarkets—Colombia	9.33	7.8
Department stores– Chile	8.83	7.6
Home Improvement—Argentina	28.78	19.2
Home Improvement—Chile	9.19	7.60
Real Estate & Shopping—Argentina	28.78	19.2

The discount rate was a pre-tax measure estimated based on the historical industry average weighted-average cost of capital, with a debt leveraging of 23% taking into account the main competitors in the market in each country where the Company operates.

b)	Other key assumptions

The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each CGU and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate from 0% to 3% for the first five year of the projections and the terminal growth rates are between 0.5 % and 1%. The most sensitive variables used in these projections are the discount rates, operating costs, store occupation factors, terminal growth rates, and the market prices of the goods and services traded.

For the financial services segment, management did not factor in any assumption regarding a potential increase of free cash flows for the first five years, and used the free cash flows determined as of the date of the impairment test, adjusted based on historical data.

A differentiated discount rate is used to determine the value in use of each operating segment/country where the Company operates. For the impairment test performed in 2013, management carried out a reasonableness analysis on the key assumptions such as rate of discount and terminal growth rate, this analysis consisted of a sensibility analysis on these two assumptions. Management assessed a change of 5% and 10% on the discount rate and terminal growth rate respectively. Based on the results of the sensibility analysis performed, if the proposed changes occurred on the assessed key assumptions, there would not be an impairment loss in 2013.

The recoverable amount exceeded the CGU’s carrying amounts of each CGU based on a sensibility analysis performed, management did not identify a reasonably possible change in the two assumptions tested that could cause the carrying value exceeds the recoverable amount.

Acquisition of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the “Netherlands”, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S (Carrefour)

On November 30, 2012, Cencosud S.A. filed an official notice of an essential event, or “Hecho Esencial”, with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” (“SVS”), pursuant to article 9 and second paragraph of article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing that:

Pursuant to the stock purchase agreement executed between the Company and Carrefour Nederlans B.V., a company organized under the laws of the Kingdom of the Netherlands and an affiliate of Carrefour S.A., a company organized under the laws of France, the Company completed the acquisition of 100% of the capital stock of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the Netherlands, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S., each organized under the laws of Colombia (collectively, the “Acquired Companies”). The Acquired Companies operate supermarkets under the Carrefour brand name in Colombia.

The total purchase price operation was EUR 1,905,005,000 (ThCh$1,171,090,394). All the expenses related to this transaction have been recorded in the income statements of the Company. The expenses amounted to ThCH$3,359,720 (professional fees).

Net sales and profit of the chain in the last twelve months of 2012 totaled about US$ 2.1 billion and US$1.2 million, respectively. In one month to December 31, 2012, the acquired Company contributed revenue and profit of US$244 million and US$9.7 million, respectively.

The Company operates 72 hypermarkets, 16 convenience stores, four local cash & carry format, as well as gas stations. It also acquired the premises are located in nine of the ten largest cities in Colombia, becoming the second supermarket operator. In relation to the attributable synergies to this acquisition, Cencosud is a strong retail operator in the South America Pacific shore and the entry into the Colombian market creates synergy opportunities not only for its Colombian operations but also for its Chilean and Peruvian operations by increasing the scale of its purchases from Asia and by providing a better cost of goods to Colombia and to its operations in Chile and Peru. Furthermore, given that Cencosud is a multi-format retail operator, it believes is well suited to create value out of the real estate portfolio acquired by developing new formats into the existing properties. Cencosud can further develop the sites by opening home improvement stores next to existing supermarkets, or start department store or shopping center operations in the future, further developing its business footprint in Colombia and generating operational efficiencies in that market. Finally, the Group’s core business is supermarket operations, which is also the case for the Company’s Colombian Operations. Supermarkets are worth more than the value of their assets. Procedures, logistics, trained people, points of sales, etc., are all part of the added value of a supermarket operation. The goodwill recognized is basically attributable to the aforementioned facts and synergies expected to be achieved from integrating the acquired business into the Group’s existing structure.

The Company concluded the process of determining the fair value measurement of assets and liabilities of the Sociedad Grandes Superficies de Colombia S.A. y Atacadao de Colombia S.A.S in 2013. All adjustments determined as part of the process have been accounted for as adjusting entries to the amounts recognized as of December 31, 2012.

The balance of the company at the date of purchase provided the following:

Assets	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	—	7,137,486	7,137,486
Other financial assets, current	463,921	3,124,415	2,660,494
Trade debtors and other accounts receivables	(2,963,220)	34,085,549	37,048,769
Intercompany receivables, current		74,099	74,099
Inventories	(15,919,318)	94,035,892	109,955,210
Current tax assets	—	8,016,441	8,016,441

Total current assets	(18,418,617)	146,473,882	164,892,499

Non-current assets
Trade debtors and other accounts receivable, non-current	—	7,280	7,280
Intangible assets other than goodwill	10,373,018	17,669,695	7,296,677
Goodwill	(26,618,046)	—	26,618,046
Property, plant and equipment	224,997,165	715,416,527	490,419,362
Investment property	—	23,495,425	23,495,425
Deferred income tax assets	17,911,453	50,165,320	32,253,867

Total non-current assets	226,663,590	806,754,247	580,090,657

Total assets	208,244,973	953,228,129	744,983,156

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	—	80,314,269	80,314,269
Trade creditors and other Accounts payables	1,509,214	182,131,348	180,622,134
Intercompany Accounts payable, current	—	5,220,634	5,220,634
Other short-term provisions	10,162,303	12,965,888	2,803,585
Employee benefit provisions, current	—	2,788,075	2,788,075
Other non-financial liabilities, current	—	867,040	867,040

Total current liabilities	11,671,517	284,287,254	272,615,737

Non-current Liabilities
Other financial liabilities, non-current	2,805,517	11,855,081	9,049,564
Non-current liabilities	—	14,538,258	14,538,258
Other Non-current provisions	9,374,893	9,374,893	—
Deferred income tax liabilities	71,980,675	79,525,006	7,544,331
Other long term provisions	—	713,260	713,260

Total non-current liabilities	84,161,085	116,006,498	31,845,413

Total liabilities	95,832,602	400,293,752	304,461,150

Net Equity and liabilities	Final allocation of consideration transferred restated	Preliminary allocation of consideration transferred
		ThCh$
Paid in Capital		323,596,000
Retained Earnings		78,632,494
Other Reserves		38,293,512
Equity attributable to equity instrument holders:
Not controlling interest		440,522,006

Equity and liabilities		744,983,156

Net Assets	552,934,377
Consideration Paid	1,171,090,394
Goodwill	618,156,017
Accumulated exchange difference	23,775,231
Goodwill as of December 31, 2013	641,931,248

As for the allocation of Goodwill, this was determined by taking into account the expected benefits from the related synergies arising from business model of the Company in Colombia, the allocation is as follows:

a)	Supermarket – carries 84% of total goodwill

b)	Financial services – carries 10% of total goodwill

c)	Shopping centers – carries 6% of total goodwill

The goodwill recognized is expected to be deductible for tax purposes.

Fair value measurements

The valuation techniques used in determining the fair value of the significant assets and assumed liabilities were as follows:

Property Plan and Equipment: The Company used the “Replacement Cost new method” to determine the fair value of PPE. This method consists of identifying the replacement cost of new property with similar capacity, adjusted for depreciable factors such as functional or technological obsolescence, remaining useful life, and physical condition. For lands and buildings, the Company used the “Sales Comparison method.” This method identifies prices of recent transactions between market participants (purchasers/sellers) for comparable properties.

Intangible assets: The Company identified and assessed for recognition the following intangibles assets:

-    Customer relationship: The Company used the multi-period excess earnings method to estimate the fair value based on a residual cash flow notion.

-    Customer lists (databases): The Company used a market approach to determine the fair value of this asset

The hierarchy for the fair value of the assets measured from the business combination, specifically intangible assets, has been assessed as level III.

The trade receivables comprise of gross contractual amounts of ThCh$34,399,870, of which ThCh$3,878,630 was expected to be uncollectible as of the date of acquisition.

Acquisition of Sociedad Retail S.A. (Johnson´s Group)

On December 20, 2011, Cencosud S.A., through the subsidiary in Chile Cencosud Tiendas S.A. acquired 85.58% of Johnson’s Group.

Johnson’s operates 39 department stores and 11 stores under the Sociedad Comercializadora de vestuario FES ltda. brand, with 118,578 square meters of selling space.

As of December 31, 2012, the Company determined the fair value measurement of acquired assets and assumed liabilities for Sociedad Retail S.A. (holding of Johnson’s group). All the expenses related to this transaction have been recorded in the income statements of the Company, and amounted to ThCh$420,000.

Net sales and loss of Johnson´s Group for 2011 totaled ThCh$104,630,662 and ThCh$595,930 respectively. In one month from the date acquisition to December 31, 2011, the acquired Company contributed revenue and loss of ThCh$6,220,013 and ThCh$18,499, respectively.

Allocation of Consideration Transferred to Net Assets Acquired.

A preliminary allocation of the consideration transferred to the net assets of Johnson’s Group was made as of the date of the acquisition. Subsequent to December 31, 2011 the Company adjusted the preliminary values assigned to certain assets and liabilities in order to reflect additional information obtained since the preliminary allocation was made that pertained to facts and circumstances that existed as of the acquisition date. These measurement period adjustments have been reflected in the opening statements of financial position, the statements of profit and loss and other comprehensive income and of changes in net equity for the year ended December 31, 2011. As of December 31, 2012 the company has concluded the fair value measurement of assets and assumed liabilities. The Company recorded a goodwill amounting to ThCh$ 11,530,592 that is presented in the line goodwill. Goodwill recognized is expected to be deducted for tax purposes. The goodwill is attributable mainly to the synergies expected to be achieved when integrating the company to the Group´s existing standard for retail business.

The Company acquisition price included ThCh$ 32,606,000 in cash and ThCh$ 7,036,000 recognized as deferred payment to ensure the right to purchase the remaining 14.42% for said amount. As a result of this operation risks and benefits are transferred as of the date of acquisition. In 2013, the option has been exercised and partially paid, see note 2.4.1 for further information, the liability for the purchase of the 14.42% interest amounts to ThCh$5,052,315 as of December 31,2013.

The trade receivables comprise of gross contractual amounts of ThCh$34,399,870 of which ThCh$13,434,193was expected to be uncollectible as of the date of acquisition.

Assets	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of December 20, 2011
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	(253,893)	14,577,181	14,831,074
Other financial assets, current	—	790,995	790,995
Trade debtors and other accounts receivables	(511,916)	20,965,677	21,477,593
Inventories	—	19,313,441	19,313,441
Current tax assets	—	610	610

Total current assets	(765,809)	55,647,904	56,413,713

Non-current Assets
Trade debtors and other accounts receivable, non-current	—	7,672,388	7,672,388
Intangible assets other than goodwill	25,040,861	25,501,079	460,218
Property, plant and equipment	(31,760,389)	29,130,444	60,890,833
Deferred income tax assets	10,314,647	28,860,753	18,546,106

Total non-current assets	3,595,119	91,164,664	87,569,545

Total assets	2,829,310	146,812,568	143,983,258

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of December 20, 2011
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	487,252	6,662,264	6,175,012
Trade creditors and other Accounts payables	1,530,840	62,163,393	60,632,553
Intercompany Accounts payable, current	—	2,439,604	2,439,604
Other short-term provisions	2,259,097	3,221,577	962,480
Tax liabilities, current	—	22,680	22,680
Employee benefit provisions, current	—	1,008,751	1,008,751
Other non financial liabilities, current	—	41,007	41,007

Total current liabilities	4,277,189	75,559,276	71,282,087

Non-current Liabilities	(4,365,431)	12,256,790	16,622,221
Other financial liabilities, non-current	—	274,862	274,862
Non-current liabilities	—	—	—
Other long term provisions	21,431,929	25,301,420	3,869,491
Deferred income tax liabilities	5,008,172	5,308,812	300,640

Total non-current liabilities	22,074,670	43,141,884	21,067,214

Total liabilities	26,351,859	118,701,160	92,349,301

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 20, 2011
		ThCh$	ThCh$
Paid in Capital	—	—	82,335,911
Retained Earnings (Accumulated losses)	—	—	(33,470,026)
Other Reserves	—	—	2,768,072
Net equity attributable to equity instrument holders:
Net of controlling entity	—	—	51,633,957

Net equity and liabilities	—	—	143,983,258

Net Assets		28,111,408
Consideration transferred		39,642,000
Goodwill as of December 31, 2012		11,530,592

Prezunic Comercial Ltda

On January 2, 2012 the Company’s subsidiary Cencosud Brasil Comercial Ltda. acquired 100% share ownership of the Prezunic Comercial Ltda. pursuant to an acquisition agreement between the Company and Andrea Dias de Cunha and Marcio Dias da Cunha.

The total consideration of the shares was R$875,000,000 (ThCh$242,690,000) which was adjusted based on the variances in debt and working capital of R$216,513,232 (ThCh$60,052,110), accordingly, the total acquisition consideration net of adjustments was R$658,486,768 (ThCh$182,637,890). All the expenses related to this transaction have been recorded in the income statements of the Company, and amounted to ThCh$83,000.

The above mentioned price was paid in installments, including a down payment of R$390,723,722 (ThCh$108,371,132) at the time of execution of the contract with the remaining amount to be paid in four annual installments.

Net sales and profit of the acquired company in the last twelve months of 2012 totaled about R$2,016,648,795 and R$37,543,877 million respectively. Goodwill recognized of ChTh$159,460,663 is expected to be deducted for tax purposes. The goodwill is attributable mainly to the synergies expected to be achieved when integrating the company to the Group´s existing standard for retail business.

The acquired company operates 31 supermarkets stores, one distribution center and has more than 7,300 employees. As a result, the acquired company represents one of the market-leading supermarkets in the Rio de Janeiro state.

The trade receivables comprise of gross contractual amounts of ThCh$35,333,276 of which no provision for bad debt was required an adjustment due to un-collectability. The adjustments posted to the this account represent an indemnification asset related to a contingent liability that arose subsequent to the business combination, and have not been settled as of December 31, 2013. This receivable has not been adjusted for collectability.

As of December 31, 2012, the Company concluded the process of determining the fair value measurement of assets and liabilities.

Assets	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of January 2, 2012
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	—	6,220,882	6,220,882
Trade accounts receivables	18,681,711	54,014,987	35,333,276
Inventories	—	33,648,544	33,648,544
Current tax assets	—	999,408	999,408

Total current assets	18,681,711	94,883,821	76,202,110

Non-current Assets
Intangible assets other than goodwill	15,849,182	15,849,946	764
Property, plant and equipment	7,146,279	47,635,536	40,489,257
Deferred income tax assets	1,404,178	2,076,866	672,688

Total non-current assets	24,399,639	65,562,348	41,162,709

Total assets	43,081,350	160,446,169	117,364,819

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of January 2, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	—	57,953,720	57,953,720
Trade creditors and other Accounts payables	2,876,017	69,353,032	66,477,015
Other short-term provisions	16,703,215	18,681,710	1,978,495
Intercompany Accounts payable, current	—	7,535,255	7,535,255
Other non-financial liabilities, current	—	4,217,781	4,217,781
Total current liabilities	19,579,232	157,741,498	138,162,266

Deferred income tax liabilities	8,287,096	8,287,096	—

Total non-current liabilities	8,287,096	8,287,096	—

Total liabilities	27,866,328	166,028,594	138,162,266

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of January 2, 2012
		ThCh$	ThCh$
Paid in Capital			25,192,609
Retained Earnings (Accumulated losses)			(45,990,056)
Net equity attributable to equity instrument holders:
Net of controlling entity			(20,797,447)

Net equity and liabilities			117,364,819

Net Assets		(5,582,425)
Consideration transferred		182,637,890
Goodwill as of January 2, 2012		188,220,315
Accumulated exchange difference		(28,759,652)
Goodwill as of December 31, 2012		159,460,663

Intangible assets other than Goodwill	ThCh$	Remaining useful life (years)
		ThCh$
Prezunic Brand	15,849,182	Indefinite
Exchange rate difference	(2,421,720)	Indefinite

Total intangible assets other than Goodwill	13,427,462

14	Property, plant and equipment

14.1	The composition of this item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Construction in progress	196,653,736	277,245,095
Land	755,456,534	786,367,971
Buildings	1,159,045,283	1,121,151,675
Plant and equipment	270,153,069	275,363,368
Information technology equipment	35,962,383	32,063,673
Fixed installations and accessories	389,903,950	393,271,556
Motor vehicles	1,192,222	1,854,965
Leasehold improvements	230,830,919	195,341,364
Other property plant and equipment	62,685,772	51,868,443

Totals	3,101,883,868	3,134,528,110

	As of December 31,
Property, plant and equipment categories, gross	2013	2012
	ThCh$	ThCh$
Construction in progress	196,653,736	277,245,095
Land	755,456,534	786,367,971
Buildings	1,350,194,798	1,392,811,097
Plant and equipment	564,330,049	597,766,731
Information technology equipment	134,041,857	133,869,544
Fixed installations and accessories	679,969,395	702,447,955
Motor vehicles	5,493,456	6,853,839
Leasehold improvements	276,531,887	232,715,802
Other property plant and equipment	73,410,377	77,351,951

Totals	4,036,082,089	4,207,429,985

Accumulated depreciation and impairment of property, plant and equipment	As of December 31,
	2013	2012
	ThCh$	ThCh$
Buildings	(191,149,515)	(271,659,422)
Plant and equipment	(294,176,980)	(322,403,363)
Information technology equipment	(98,079,474)	(101,805,871)
Fixed installations and accessories	(290,065,445)	(309,176,399)
Motor vehicles	(4,301,234)	(4,998,874)
Leasehold improvements	(45,700,968)	(37,374,438)
Other property plant and equipment	(10,724,605)	(25,483,508)

Totals	(934,198,221)	(1,072,901,875)

14.2	The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements (*)	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

(*)	Leasehold improvement will be depreciated using the shorter useful life between of the length of the lease contract and the useful life per the table above.

14.3	Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2013 and December 31, 2013:

Movement year 2013	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2013	277,245,095	786,367,971	1,121,151,675	275,363,368	32,063,673	393,271,556	1,854,965	195,341,364	51,868,443	3,134,528,110
Charge
Additions	87,527,955	15,341,731	29,421,393	23,910,995	8,908,011	30,801,595	26,999	41,061,452	7,585,256	244,585,387
Acquisitions through business combination (See note 13)	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	(1,827)	(201,455)	—	—	(203,282)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	(11,695,675)	37,592	(575,206)	—	—	655,702	—	—	(18,593)	(11,596,180)
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(6,532)	(33,944)	(614,499)	(864,775)	(108,519)	(642,688)	(242)	(346,263)	(720)	(2,618,182)
Depreciation expenses			(29,006,983)	(50,637,568)	(11,832,075)	(61,364,962)	(686,065)	(14,201,074)	(5,921,663)	(173,650,390)
Increase (decrease) in foreign exchange	(7,764,143)	(26,713,784)	(21,491,905)	(11,910,988)	566,083	(13,360,842)	(43,916)	(11,246,577)	2,804,477	(89,161,595)
Transfer from construction in progress	(148,652,964)	(19,543,032)	60,160,808	34,292,037	6,365,210	40,545,416	241,936	20,222,017	6,368,572	—

Total changes	(80,591,359)	(30,911,437)	37,893,608	(5,210,299)	3,898,710	(3,367,606)	(662,743)	35,489,555	10,817,329	(32,644,242)

Final balance as of December 31, 2013	196,653,736	755,456,534	1,159,045,283	270,153,069	35,962,383	389,903,950	1,192,222	230,830,919	62,685,772	3,101,883,868

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2012 and December 31, 2012:

Movement year 2012	Construction In progress	Land	Building, net	Plant and equipment, net	Information Technology equipment, net	Fixed Installations And accessories, net	Engine vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Openning balance January 1, 2012	350,254,325	593,589,931	608,920,291	214,613,734	22,501,400	264,943,521	1,101,256	134,218,413	38,385,930	2,228,528,801
Charge
Additions	199,439,068	29,558,199	16,356,250	51,499,623	9,289,164	53,502,893	292,850	44,026,508	15,425,831	419,390,386
Acquisitions through business combination (See note 13)	26,475,367	205,337,111	425,100,918	22,636,848	1,682,377	35,560,264	1,055,677	33,077,924	20,779,314	771,705,800
Disposals	—	(13,413,500)	—	—	—	—	(125,471)	—	—	(13,538,971)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	9,102,922	(9,116,117)	4,195,542	(119,851)	(74,635)	(107,278)	—	—	(6,375,415)	(2,494,832)
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(2,026,193)	(2,347,124)	(4,430,792)	(4,829,501)	(355,432)	(739,975)		(150,265)	(522,448)	(15,401,730)
Depreciation expenses			(22,060,242)	(37,751,367)	(7,339,250)	(53,029,585)	(352,937)	(9,750,470)	(1,186,169)	(131,470,020)
Increase (decrease) in foreign exchange	(4,810,026)	(32,237,454)	(27,380,220)	(16,245,504)	(2,191,010)	(14,729,318)	(116,439)	(18,835,643)	(5,645,710)	(122,191,324)
Transfer from construction in progress	(301,190,368)	14,996,925	120,449,928	45,559,386	8,551,059	107,871,034	29	12,754,897	(8,992,890)	—

Total changes	(73,009,230)	192,778,040	512,231,384	60,749,634	9,562,273	128,328,035	753,709	61,122,951	13,482,513	905,999,309

Final balance as of December 31, 2012	277,245,095	786,367,971	1,121,151,675	275,363,368	32,063,673	393,271,556	1,854,965	195,341,364	51,868,443	3,134,528,110

14.4    The Company has traditionally maintained the policy to carry out all the necessary work in response to the opportunities and changes experienced in domestic and regional markets where the Company operates, to capture the best opportunities and results for each of its business units.

The main property, plants and equipment were revalued in its initial measurement at December 31, 2008. The valuations were performed based on the market value or depreciated technical appraisal value accordingly. The remaining fixed assets were valued using the cost method.

The cost includes disbursements directly attributable to the acquisition or construction of an asset, as well as interests from related financing in the case of qualifying assets.

From January 1, 2009, all property, plants and equipment are valued at acquisition cost. Refer to note 2.7.

14.5	Costs arising from interest expense:

The company incorporates costs for general and specific interest directly attributable to the acquisition, construction or production of an asset which necessarily takes time to get ready for intended use.

	As of December 31,
Detail	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Balance of costs of capitalized interest in Property, Plant and Equipment	295,405	14,158,806	21,589,141
Capitalization rate of capitalized interests in Property, Plant and Equipment	4.5%	4.5%	4.5%

14.6	Assets subject to finance lease

The financial lease operations are shown in note 30.

14.7	Assets granted

As of December 31, 2013 and 2012, properties, plant and equipment have been granted as security for the total amount of ThCh$ 3,186,327and ThCh$ 3,622,226, respectively, whose details are shown in Note 31.1 Guarantees Granted. Nevertheless, there are no restrictions on ownership of assets.

14.8	Commitments to acquire assets

As of December 31, 2013, there are commitments to acquire property, plant and equipment of ThCh$ 67,592,660. (As of December 31, 2012 there are commitments to acquire property, plant or equipment of ThCh$ 70,006,644.)

14.9	Assets out of service

As of December 31, 2013 and 2012, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

14.10	Assets fully depreciated

In view of the nature of the retail business, the Company has no significant assets that are fully depreciated and that are in use as of December 31, 2013 and 2012. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others. The retail business assets are depreciated based on the term of the lease agreement.

14.11	Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. The Company has not recognized losses or reversals of impairment affecting profit and loss as of December 31, 2013 and December 31, 2012.

14.12	Property Plant and Equipment components:

The main items that compose each asset class are:

Plant and equipment: presented in this asset class are primarily properties used in the operation of retail business such as mixers, sausages portioning machines, system ready meals, frozen island, cold containers, and refrigerated display cases, forming bread ovens, blender, among others.

Equipment for information technology: correspond to items such as computers, printers, notebook, labeling, scanner, clock control, price inquiries and servers, among others.

Fixtures and fittings: presented in this asset class are expenditures to enable operations of stores, such, ceilings, floors, wall finishes, lighting the sky, smoke detectors, sprinklers, air ducts and heating, communications networks, escalators, elevators, hoists, electrical substation and central air conditioning among others.

Leasehold improvements: presented in this asset class are disbursements associated with enabling or leased store improvements such as remodeling of facades, finishes, floors, ceilings and walls among others. Other property, plant and equipment: mainly corresponds to fixed assets in transit and assets acquired under finance lease.

15	Investment properties

The investment properties are assets held to generate rental income and include lands, buildings, malls in Chile, Argentina, Peru and Colombia and other real estate projects in progress that are held either to obtain rental income or for a future goodwill. The factors considered in the valuation methodology of the investment properties are described in note 4.5 “Estimates, judgment or criteria applied by management”.

15.1	The roll-forward of investment properties at December 31, 2013 and 2012 is the following:

	As of December 31,
Roll-forward of investment properties, net, fair value method	2013	2012
	ThCh$	ThCh$
Investment properties, net, initial value	1,471,343,789	1,310,143,075
Change in unrealized gains (losses) (*)	95,110,013	98,633,366
Additions, Investment Properties, Fair Value Method	37,900,602	95,302,864
Acquisition from a business combination	—	23,495,425
Transfer to (from) owner-occupied property, investment property, cost model	11,596,180	2,494,832
Retirement, investment properties, Fair Value Method	(4,749)	(3,502,154)
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	(47,513,777)	(55,223,619)

Changes in Investment Properties, Fair Value Method, Total	97,088,269	161,200,714

Investment Properties, Fair Value Method, Final Balance	1,568,432,058	1,471,343,789

The value of land measure through a market approach amounts to ThCh$ 268,286,953 and ThCh$215,528,590 as of December 31, 2013 and 2012, respectively

(*)	Unrealized gain (losses) has been included in the line item “other income by function” of the statement of comprehensive income and note 25.5

15.2	Income and expense from investment properties

	As of December 31,
Roll-forward of investment properties, net fair value method	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Revenue from Investment Property Leases	205,331,757	166,280,480	129,727,271
Direct Expense of Operation of Investment Properties which generate lease revenue	60,413,606	54,075,826	41,503,630
Direct Expense of Operation of Investment Properties which do not generate lease revenue	—	—	89,903

15.3	As of December 31, 2013, investment properties are not encumbered.

15.4	As of December 31, 2013, there are commitments to acquire investment properties by ThCh$ 35,247,915. (ThCh$ 22,923,474 as of December 31,2012).

15.5	There are no restrictions on ownership of assets.

15.6	Investment Properties

The Costanera Center project corresponds to assets that have been classified as investment property. At December 31, 2013, these assets are valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used are described in note 4.5. At the end of the year the shopping mall is in operation and the offices and hotel are under construction.

16	Deferred income taxes and current tax

The source of the deferred income taxes recorded as of December 31, 2013 and 2012 is the following:

16.1	Deferred income tax assets

Deferred income tax assets	As of December 31,
	2013	2012
	ThCh$	ThCh$
Fixed assets	24,577,902	26,870,096
Accumulations or accruals	2,898,063	10,479,039
Inventory	19,071,557	21,587,277
Bad-debt reserve	26,738,963	25,227,789
Accruals and provisions	58,954,431	60,657,224
Vacation / annual leave	4,683,348	3,138,530
Tax carry forward losses	165,670,965	120,720,440

Total	302,595,229	268,680,395

The recovery of the deferred tax asset balances requires that the business achieves a sufficient level of taxable income in the future. The Company estimates that the estimated projected future income will cover the recovery of the assets.

16.2	Deferred income tax liabilities

Deferred income tax liabilities	As of December 31,
	2013	2012
	ThCh$	ThCh$
Fixed assets	335,327,877	382,903,042
Intangibles	110,695,030	39,717,566
Accumulations or accruals	7,987,656	14,266,291
Foreign currency translation	17,472,121	10,070,773

Total	471,482,684	446,957,672

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As of December 31,
Deferred income tax assets	2013	2012
	ThCh$	ThCh$
Deferred tax assets to be recovered after more than 12 months	284,963,431	264,094,024
Deferred tax assets to be recovered within 12 months	17,631,798	4,586,372

Deferred tax assets	302,595,229	268,680,396

	As of December 31,
Deferred income tax liabilities	2013	2012
	ThCh$	ThCh$
Deferred tax liabilities to be recovered after more than 12 months	(463,844,751)	(440,948,509)
Deferred tax liabilities to be recovered within 12 months	(7,637,933)	(6,009,163)

Deferred tax liabilities	(471,482,684)	(446,957,672)

Deferred tax liability (net)	(168,887,455)	(178,277,276)

The gross movement on the deferred income tax account is as follows:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
As of January 1	(178,277,276)	(153,492,862)
Debit to the statement of income	(25,367,189)	(9,477,594)
Business combinations and exchange differences	35,454,381	(18,679,286)
Tax debited (credited) directly to equity	(697,371)	3,372,466

At December 31	(168,887,455)	(178,277,276)

16.3	The deferred income tax roll-forward is as follows:

	As of December 31,
Movements in deferred income tax asset	2013	2012
	ThCh$	ThCh$
Deferred income tax assets Initial balance	268,680,396	164,466,812
Increase (decrease) in deferred income tax assets	46,775,285	104,686,491
Increase (decrease) for change in income tax rate	—	3,760,307
Increase (decrease) in foreign exchange rate	(12,860,452)	(4,233,214)

Deferred income tax assets, final balance	302,595,229	268,680,396

	As of December 31,
Movements in deferred income tax liability	2013	2012
	ThCh$	ThCh$
Deferred income tax liabilities, Initial balance	(446,957,672)	(317,959,674)
Increase (decrease) in deferred income tax liabilities	(72,839,845)	(131,492,025)
Increase (decrease) in income tax rate	—	7,881,016
Increase (decrease) in foreign exchange rate	48,314,833	(5,386,989)

Deferred income tax liabilities, final balance	(471,482,684)	(446,957,672)

The changes in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax liabilities	Fixed assets	Intangibles	Capitalized expenses	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2012	(287,409,424)	(23,222,924)	(4,405,237)	(2,922,089)	(317,959,674)
Charged (credit to the Statement of income	(46,059,628)	(65,928,632)	(9,861,054)	(7,148,684)	(128,997,998)
Charged directly to equity

At December 31, 2012	(333,469,052)	(89,151,556)	(14,266,291)	(10,070,773)	(446,957,672)
Charged (credit) to the statement of income	(1,858,825)	(21,543,474)	6,278,635	(7,401,348)	(24,525,012)
At December 31, 2013	(335,327,877)	(110,695,030)	(7,987,656)	(17,472,121)	(471,482,684)

Deferred tax assets	Tax losses carry forward	Bad debt provision	Provisions	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2012	73,999,575	18,570,658	41,080,093	30,816,486	164,466,812
Charged (credit) to the Statement of Income	46,720,865	6,657,131	19,577,131	27,885,991	100,841,118
Charged directly to equity	—	—	—	3,372,466	3,372,466

At December 31, 2012	120,720,440	25,227,789	60,657,224	62,074,943	268,680,396

Charged (credit) to the Statement of Income	44,950,525	1,511,174	(1,702,793)	(10,146,702)	34,612,204
Charged directly to equity	—	—	—	(697,371)	(697,371)

At December 31, 2013	165,670,965	26,738,963	58,954,431	51,230,870	302,595,229

16.4	Compensation of deferred income tax assets and liabilities

The deferred tax assets and liabilities are offset when there is a legal right to compensate the current tax assets against the current tax liabilities and when the deferred income tax assets and liabilities are related to the income tax levied on the same tax authority and the same entity.

The compensated amounts are detailed below:

Concept	Gross assets/ liabilities	Compensated values	Compensated values
Deferred income tax assets	268,680,396		268,680,396
Deferred income tax liabilities	(446,957,672)		(446,957,672)

Final balance at December 31, 2012	(178,277,276)	—	(178,277,276)

Deferred income tax assets	302,595,229	(1,677)	302,593,552
Deferred income tax liabilities	(471,482,684)	1,677	(471,481,007)

Final balance at December 31, 2013	(168,887,455)	—	(168,887,455)

16.5	Current income tax assets and current income tax liabilities

The composition of this item as of December 31, 2013 and 2012 is the following:

Current tax assets	12/31/2013	12/31/2012
	ThCh$	ThCh$
Current tax assets, total	22,797,303	32,804,242
Compensated values	—	(1,534,357)

Current tax assets	22,797,303	31,269,885

Current income tax liabilities	12/31/2013	12/31/2012
	ThCh$	ThCh$
Current income tax liabilities, total	63,131,459	48,332,831
Compensated values	—	(1,534,357)

Current income tax liabilities	63,131,459	46,798,474

Non-current tax assets	12/31/2013	12/31/2012
	ThCh$	ThCh$
Minimum presume tax asset	10,763,386	1,453,326
Tax receivable long term	42,963,653	3,372,208

Non-current tax assets	53,727,039	4,825,534

17	Other financial liabilities, current and non-current

The composition of this item as of December 31, 2013 and 2012 is the following:

17.1	Types of interest bearing (accruing) loans

	Balance as of 12/31/2013		Balance as of 12/31/2012
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	441,070,635	420,811,688	954,868,162	531,859,027
Bond debt (2)	74,815,992	1,676,045,068	25,513,254	1,663,382,237
Other loans—leases	4,808,673	27,779,079	5,453,350	28,596,747
Other financial liabilities (CCS)	—	—	7,624,595	—
Other financial liabilities (hedge activities)	314,911	44,025	2,245,262	9,574,581
Time deposits (3)	147,454,456	48,923,826	123,248,846	46,883,852
Term savings accounts	1,049,251	—	1,022,988	—
Letters of credit	—	9,511,591	—	10,209,850
Deposits and other demand deposits	3,414,407	—	2,586,949	—
Debt purchase Bretas (4)	46,273,935	—	—	41,189,467
Debt purchase Prezunic	2,400,861	32,938,814	20,236,478	30,718,200
Debt purchase Johnson (see 13)	5,052,315	—	7,216,210	—
Debt M. Rodriguez	—	1,980,934	—	—
Other Financial liabilities—other	12,450,378	—	29,115,522	—

Totals Loans	739,105,814	2,218,035,025	1,179,131,616	2,362,413,961

Financial liabilities at fair value through profit or loss	Balance as of 12/31/2013		Balance as of 12/31/2012
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities (Non Hedging derivatives)	—	—	7,624,595	—
Other financial liabilities (Hedging derivatives)	314,911	44,025	2,245,262	9,574,581

Total Other Financial Liabilities	314,911	44,025	9,869,857	9,574,581
Total	739,420,725	2,218,079,050	1,189,001,473	2,371,988,542

(1)	Bank loans correspond to loans taken out with banks and financial institutions.
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.
(3)	Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 2,120 persons, 35 institutions, and 9 companies. The average maturity of these deposits is 233 days (2012: 257 days) and an average interest rate of 0.54% (2012: 0.58%) as of December 31, 2013
(4)	See Note 6.1.

Description of transaction and accounting recognition

The Santander Short-Term Loan matures on December 28, 2012, and has an annual interest rate equal to the Tasa Bancaria (the Banking Interest Rate, or “TAB”), established by the Asociación de Bancos e Instituciones Financieras (the Association of Banks and Financial Institutions, or “ABIF”), plus 0.4%. On August 2, 2012, the company repaid the total of this facility.

On March 13, 2012, the Company entered into a short-term facility for approximately U.S.$200 million (ThCh$ 96,942) with an affiliate of Banco Bilbao Vizcaya Argentaria, S.A., as lender, to finance its investing activities, including capital expenditures, and to refinance certain short-term liabilities, including repayment of overdraft lines (“BBVA Short-Term Loan”). The BBVA Short-Term Loan bears interest at an annual rate of the Tasa Cámara, an indexed interest rate established by ABIF, plus 1.86%, and has a maturity date of March 13, 2013. On July 27, 2012 the Company paid U.S.$200 million (ThCh$ 99,852) of this short term facility.

On April 27, 2012, the Company entered into a U.S.$750 million (ThCh$ 362,558) committed credit facility with J.P. Morgan Chase National Association, an affiliate of J.P. Morgan Securities LLC (“J.P. Morgan”), Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC (“Morgan Stanley”), The Bank of Tokyo—Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, (the “J.P. Morgan Credit Facility”) in order to finance the Company´s short-term funding requirements, including capital expenditures, interest expense and tax obligations. As of May 7, 2012, amounts drawn under the J.P. Morgan Credit Facility totaled U.S.$250 million (ThCh$ 120,860). The J.P. Morgan Credit Facility bears an interest rate of LIBOR, as adjusted for statutory reserve requirements for euro currency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013. On August 2, 2012, the company repaid US$250 million (ThCh$ 121,150).

On December 27, 2012, the Company repaid US$ 150 million (ThCh$ 71,994,000) corresponding to the loan agreement signed between Cencosud S.A. and BBVA Bancomer S.A., as Managing Agent, on February 11, 2008.

On October 17, 2012, Cencosud S.A. and JPMorgan Chase Bank, National Association as administrative agent, JPMorgan securities LLC, acting as global coordinator and J.P. Morgan Securities LLC as Book runner and Lead Arranger entered into a Credit Agreement, under New York Law, of US$2,500 million (ThCh$1,199,900,000). On December 6, 2012, the Company repaid US$1,000 million. (See 17.2)

On December 6, 2012 the Company issued bonds pursuant to Rule 144A under the Securities Act of US$1,200 million (ThCh$575,952,000) (see 17.3.1).

17.2	Bank loans—breakdown of currency and maturity dates

At December 31, 2013							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2013
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	1.25%	1.25%	5,208,647	—	5,208,647	—	—	—	—
	97.004.000-5	BANCO DE CHILE S.A.	Ch$	At maturity	7.40%	7.03%	637,290	—	637,290	48,311,138	—	—	48,311,138
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.80%	1.80%	7,093	—	7,093	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	0.75%	0.75%	3,594,199	—	3,594,199	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	Monthly	0.40%	0.40%	31,341,511	—	31,341,511	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	0.71%	0.49%	297,431	—	297,431	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	7.29%	6.85%	637,199	—	637,199	32,684,335	—	—	32,684,335
	97.006.000-6	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	Annual	6.47%	6.09%	329,875	12,500,000	12,829,875	12,445,145	—	—	12,445,145
	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	0.00%	6.31%	—	25,360,125	25,360,125	—	—	—	—
	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	6.52%	6.03%	314,608	25,000,000	25,314,608	—	—	—	—
	97.080.000-K	BANCO BICE S.A	Ch$	At maturity	7.00%	6.63%	326,610	—	326,610	18,915,908	—	—	18,915,908
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Semiannual	6.87%	6.45%	1,285,667	—	1,285,667	34,775,521	34,775,521	—	69,551,042
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	At maturity	0.00%	6.05%	883,598	8,704,924	9,588,522	25,970,631	—	—	25,970,631
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Annual	0.65%	0.65%	1,314,274	—	1,314,274	—	—	—	—
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Monthly	0.40%	0.40%	5,171,090	—	5,171,090	—	—	—	—
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Annual	5.99%	5.49%	26,193	39,754,050	39,780,243	39,513,970	—	—	39,513,970
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Monthly	0.40%	0.40%	23,490,221	—	23,490,221	—	—	—	—
	97.053.000-2	BANCO SECURITY S.A.	Ch$	Monthly	1.02%	0.81%	1,851,487	—	1,851,487	—	—	—	—
	97.053.000-2	BANCO SECURITY S.A.	USD	Monthly	1.21%	1.21%	12,443	—	12,443	—	—	—	—

At December 31, 2013							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2013
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	O-E	BANCO SCOTIABANK	USD	Semiannual	2.35%	2.06%	192,382	—	192,382	34,759,364	17,377,074	—	52,136,438
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4.16%	3.86%	—	2,855,924	2,855,924	8,049,815	15,912,033	—	23,961,848
Argentina	O-E	BANCO FRANCES	ARS	Monthly	30.00%	30.00%	4,330,362	—	4,330,362	—	—	—	—
	O-E	BANCO GALICIA	ARS	Quarterly	15.01%	15.01%	—	537,420	537,420	543,308	—	—	543,308
	O-E	STANDARD BANK	ARS	Quarterly	15.01%	15.01%	—	537,420	537,420	543,308	—	—	543,308
	O-E	BANCO MACRO	ARS	Monthly	26.25%	26.25%	4,024,500	—	4,024,500	—	—	—	—
	O-E	BANCO FRANCES	ARS	Monthly	21.50%	21.50%	5,231,850	—	5,231,850	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	33.00%	33.00%	1,781,860	—	1,781,860	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	12.50%	12.50%	229,988	—	229,988	—	—	—	—
	O-E	BANCO IFC	USD	Monthly	1.95%	1.95%	—	4,091,006	4,091,006	8,009,547	—	—	8,009,547
	O-E	BANCO FRANCES	ARS	Monthly	33.00%	33.00%	458,793	—	458,793	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	30.00%	30.00%	1,297,713	—	1,297,713	—	—	—	—
	O-E	BANCO FRANCES	ARS	Monthly	30.00%	30.00%	13,742,811	—	13,742,811	715,467	—	—	715,467
	O-E	BANCO GALICIA	ARS	Quarterly	15.01%	15.01%	—	768,584	768,584	—	—	—	—
	O-E	BANCO FRANCES	ARS	Monthly	26.00%	26.00%	8,049,000	—	8,049,000	—	—	—	—
	O-E	BANCO MACRO	ARS	Monthly	18.50%	18.50%	4,024,500	—	4,024,500	—	—	—	—
Colombia	O-E	BANCO DAVIVIENDA	COP	Monthly	5.98%	5.98%	949,691	—	949,691	—	—	—	—
	O-E	BANCO DAVIVIENDA	COP	Monthly	5.88%	5.88%	948,221	—	948,221	—	—	—	—
	O-E	BANCO AVVILLAS	COP	Monthly	5.89%	5.89%	—	958,934	958,934	—	—	—	—
	O-E	BANCO AVVILLAS	COP	Monthly	5.56%	5.56%	—	273,343	273,343	—	—	—	—
	O-E	BANCO AVVILLAS	COP	Monthly	5.56%	5.56%	—	819,969	819,969	—	—	—	—
	O-E	BANCO AVVILLAS	COP	Monthly	5.61%	5.61%	—	948,981	948,981	—	—	—	—
	O-E	BANCO DAVIVIENDA	COP	Monthly	6,69%	6,69%	—	949,415	949,415	—	—	—	—
	O-E	BANCO CITIBANK	COP	Monthly	6,64%	6,64%	—	948,968	948,968	—	—	—	—
	O-E	BANCO CITIBANK	COP	Monthly	6,64%	6,64%	—	947,728	947,728	—	—	—	—
	O-E	BANCO HELM BANK	COP	Monthly	6,69%	6,69%	—	947,749	947,749	—	—	—	—
	O-E	BANCO HELM BANK	COP	Semiannual	6,69%	6,69%	1,461,558	—	1,461,558	—	—	—	—
	O-E	BANCO COLPATRIA	COP	At maturity	6,40%	6,22%	888,249	—	888,249	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5,58%	5,44%	—	15,828,105	15,828,105	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5,58%	5,44%	—	3,771,445	3,771,445	—	—	—	—

At December 31, 2013							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2013	Expiration			Total non- current at 12/31/2013
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5.58%	5.44%	—	1,960,646	1,960,646	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	6.01	5.85	—	635,788	635,788	—	—	—	—
	O-E	BANCO CORPBANCA	COP	At maturity	5.54	5.40	—	28,587,503	28,587,503	—	—	—	—
	O-E	BANCO BBVA	COP	At maturity	5.69	5.55	—	18,560,403	18,560,403	—	—	—	—
	O-E	BANCO POPULAR	COP	At maturity	5.15	5.03	—	5,272,805	5,272,805	—	—	—	—
	O-E	BANCO DE BOGOTÁ	COP	At maturity	5.15	5.03	—	6,920,228	6,920,228	—	—	—	—
Brazil	O-E	BANCO BNDES	Real	Monthly	7.15	7.15	314,168	942,761	1,256,929	—	—	—	—
	O-E	BANCO BNDES	Real	Monthly	7.94	7.94	344,399	1,033,198	1,377,597	—	—	—	—
	O-E	BANCO BNDES	Real	Monthly	7.41	7.41	96,290	288,870	385,160	—	—	—	—
	O-E	BANCO BRADESCO	Real	At maturity	12.88	12.88	8,628	25,884	34,512	7,238,075	—	—	7,238,075
	O-E	BANCO HSBC	Real	At maturity	11.30	11.30	13,909,523	41,728,570	55,638,093	—	—	—	—
	O-E	BANCO TOKYO - MITSUBHISHI	Real	At maturity	11.45	11.45	4,812,436	14,437,307	19,249,743	—	—	—	—
	O-E	BANCO DO BRASIL	Real	At maturity	11.04	11.04	—	—	—	9,394,201	—	—	9,394,201
	O-E	BANCO DO NORDESTE	Real	Monthly	8.50	8.50	82,169	246,506	328,675	1,041,737	347,246	—	1,388,983
Peru	O-E	BANCO DE CREDITO	Soles	Quarterly	7.34	7.34	8,231	832,540	840,771	2,468,025	1,737,667	—	4,205,692
	O-E	BANK OF TOKIO	USD	Quarterly	2.85	2.85	3,251	—	3,251	14,579,758	3,666,917	—	18,246,675
	O-E	BANCO DE CREDITO	Soles	Quarterly	7.71	7.71	221,248	—	221,248	3,234,862	8,733,936	1,093,302	13,062,100
	O-E	BANCO CONTINENTAL	USD	Semiannual	5.15	5.15	1,938,199	1,582,976	3,521,175	9,464,597	8,394,101	—	17,858,698
	O-E	BANCO BILBAO VIZCAYA	USD	Quarterly	2.26	2.26	1,713,884	5,011,198	6,725,082	8,270,117	—	—	8,270,117
	O-E	BANCO SCOTIABANK	Soles	Semiannual	7.50	7.50	8,224	—	8,224	5,223,387	2,621,675	—	7,845,062
	O-E	BANCO SCOTIABANK	Soles	At maturity	4.90	4.90	96,637	6,877,883	6,974,520	—	—	—	—
	O-E	BANCO CONTINENTAL	Soles	At maturity	4.85	4.85	160,826	11,562,452	11,723,278	—	—	—	—

		TOTAL					148,059,027	293,011,608	441,070,635	326,152,216	93,566,170	1,093,302	420,811,688

At December 31, 2012							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2012	Expiration			Total non- current at 12/31/2012
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	1.71	1.71	1,824,068		1,824,068
	97.004.000-5	BANCO DE CHILE S.A.	Ch$	At maturity l	7.40	7.03		767,149	767,149	48,317,173			48,317,173
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	7.13	6.70	630,312		630,312		32,630,509		32,630,509
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.80	1.80	7,093		7,093
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.04	1.04	3,274,931		3,274,931
	97.006.000-6	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.06	1.06	16,280		16,280
	76.645.030-K	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	Annual	7.12	7.26	383,146		383,146	24,882,987			24,882,987
—	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	7.09	7.02	419,250		419,250	24,843,291			24,843,291
	97.080.000-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	7.57	7.02		419,250	419,250	25,000,000			25,000,000
	97.080.000-K	BANCO BICE S.A	UF	Semiannual	6.54	6.54		342,365	342,365	611,245	203,748		814,993
	97.032.000-8	BANCO BICE S.A	Ch$	At maturity	7.11	7.09	404,130		404,130		18,873,780		18,873,780
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Monthly	7.19	6.75	1,509,375		1,509,375	6,943,341	62,490,072		69,433,413
	97.030.000-6	BBANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A	Ch$	At maturity	6.87	6.44	940,557		940,557	34,545,798			34,545,798
	97.053.000-2	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Annual	7.27	6.69	1,384,148		1,384,148	79,072,244			79,072,244
	97.053.000-2	BANCO SECURITY S.A.	USD	Monthly	1.02	1.02	3,220,209		3,220,209
	97.053.000-2	BANCP SECURITY S.A	USD	Monthly	1.31	1.31	194,371		194,371
	O-E	BANCO SECURITY S.A	USD	Monthly	1.31	1.31	495,902		495,902
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4.16	3.86	226,581		226,581	4,852,671	9,705,342	9,705,343	24,263,356
	O-E	BANCO SCOTIABANK	USD	Semiannual	2.35	2.06	191,868		191,868	15,865,479	31,721,439		47,586,918
	O-E	BANCO JPMORGAN	USD	At maturity	1.71	1.71	710,989,135		710,989,135
Argentina	O-E	BBVA BANCO FRANCES	ARS	Monthly	16.50	16.50		5,698,171	5,698,171
	O-E	BANCO GALICIA	ARS	Monthly	15.01	15.01		189,924	189,924	1,304,295			1,304,295
	O-E	OTROS BANCOS	$ Argentina	Monthly	15.01	15.01		189,924	189,924	1,304,295			1,304,295
	O-E	BANCO GALICIA	ARS	Monthly	10.25	10.25	141,795		141,795
	O-E	BANCO FRANCES	ARS	Monthly	13.50	13.50	1,231,750		1,231,750
	O-E	BANCO IFC	USD	Monthly	2.83	2.83	10,697,420	11,255,396	21,952,816	10,992,883			10,992,883
	O-E	BANCO FRANCES	ARS	Monthly	16.50	16.50		8,468,971	8,468,971	1,736,889			1,736,889
	O-E	BANCO GALICIA	ARS	Monthly	15.01	15.01		287,991	287,991
	O-E	BANCO GALICIA	ARS	Monthly	10.25	10.25	3,998		3,998
Colombia	O-E	BANCO HELM BANK	COP	Semiannual	.250	2.50		1,131,402	1,131,402
	O-E	BANCO DE BOGOTA	COP	At maturity	6.70	6.50	15,521,553		15,521,553
	O-E	BANCO DE BOGOTA	COP	At maturity	6.70	6.50	3,698,401		3,698,401
	O-E	BANCO DE BOGOTA	COP	At maturity	6.70	6.50	1,922,673		1,922,673
	O-E	BANCO CORPBANCA	COP	At maturity	7.23	7.00	27,991,450		27,991,450
	O-E	BANCO BBVA	COP	At maturity	7.02	6.80	18,196,648		18,196,648
	O-E	BANCO CITIBANK	COP	At maturity	6.86	6.65	5,147,358		5,147,358
	O-E	BANCO POPULAR	COP	At maturity	6.47	6.29	6,755,813		6,755,813
	O-E	BANCO DE BOGOTA	COP	At maturity	10.23	9.78	1,645,998		1,645,998
	O-E	BANCO CORPBANCA	COP	At maturity	7.23	7.00	1,088,078		1,088,078
Brazil	O-E	BRADESCO	Real	At maturity	7.27	7.27	6,303	18,908	25,211	4,582,110	3,054,740		7,636,850
	O-E	BRADESCO	Real	At maturity	7.01	7.01	11,830,902		11,830,902
	O-E	HSBC	USD	Semiannual	10.43	8.80	881,724	2,645,172	3,526,896
	O-E	HSBC	USD	Semiannual	7.80	7.80	17,791,228	35,582,456	53,373,684
	O-E	HSBC	USD	Semiannual	7.87	7.87	3,443,994	6,887,988	10,331,982
	O-E	BNDES	Real	Monthly	10.30	10.30	439,803	879,606	1,319,409
	O-E	BNDES	Real	Monthly	7.80	7.80	1,275,650	3,826,949	5,102,599	662,289			662,289
	O-E	BNDES	Real	Monthly	7.30	7.30	267,584	802,753	1,070,337	274,249			274,249
	O-E	BNDES	Real	Monthly	1.89	1.89	501,617	1,504,850	2,006,467	171,764			171,764
	O-E	BANCO DO NORESTE	Real	Monthly	10.50	10.50	299,101	897,303	1,196,404	99,700			99,700
	O-E	BANCO DO BRASIL	Real	At maturity	11.51	11.51	2,454,742	7,364,227	9,818,969
	O-E	BANCO DO NORESTE	Real	Monthly	10.00	10.00	88,133	264,397	352,530	768,017	512,010	512,010	1,792,037
Peru	O-E	BANCO DE CREDITO	Soles	Quarterly	7.34	7.34	1,030		1,030	3,297,974	1,743,784		5,041,758
	O-E	BANCO CONTINENTAL	Soles	Monthly	5.15	5.15	334,171	9,577	343,748	11,557,566	7,685,526		19,243,092
	O-E	BANCO BILBAO VIZCAYA	Soles	Quarterly	2.31	2.31	59,239	5,442,470	5,501,709	13,695,946			13,695,946

At December 31, 2012							Current			Non-current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2012	Expiration			Total non- current at 12/31/2012
							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	O-E	BANCO OF TOKIO	Soles	Quarterly	2.91	2.91	5,891		5,891	13,323,971	3,357,547		16,681,518
	O-E	BANCO BCI	Soles	Quarterly	7.71	7.71	147,320		147,320		13,094,373		13,094,373
		BANCO SCOTIABANK	Soles	Monthly	7.50	7.50	8,240		8,240	5,231,723	2,630,904		7,862,627

	TOTAL						859,990,963	94,877,199	954,868,162	333,937,900	187,703,774	10,217,353	531,859,027

17.3	Bond debt

Long Terms Bonds—Short term portion

Inscription number or ID	Note	Series	Current nominal amount placed	Restatement unit of the bond	Interest rate	Effective interest rate	Maturity	Periodicity		Accounting value		Placement in Chile or abroad
								Principal installment	Amortization type	12/31/2013	12/31/2012
					%	%				ThCh$	ThCh$
268	17.6.1	BJUMB—B1	361,041	UF	65	6.90	9-1-2026	Semiannual	Semiannual	510,723	476,752	Domestic
268	17.6.1	BJUMB—B2	1,805,204	UF	6.5	6.90	9-1-2026	Semiannual	Semiannual	2,585,830	2,405,687	Domestic
443	17.6.2	BCENC—A	4,000,000	UF	4.3	4.75	3-15-2027	Semiannual	Semiannual	1,229,562	1,189,404	Domestic
530	17.6.3	BCENC—E	2,000,000	UF	3.5	4.14	5-7-2018	Semiannual	At maturity	275,137	268,209	Domestic
530	17.6.3	BCENC—F	4,500,000	UF	4.0	4.31	5-7-2028	Semiannual	At maturity	640,258	626,344	Domestic
551	17.6.5	BCENC—J	3,000,000	UF	5.7	5.70	10-15-2029	Semiannual	Semiannual	829,160	812,486	Domestic
551	17.6.5	BCENC—K	30,000,000	Ch $	7.0	7.15	3-1-2014	Semiannual	At maturity	30,685,910	697,496	Domestic
551	17.6.5	BCENC—L	1,000,000	UF	4.1	3.86	5-28-2015	Semiannual	Semiannual	11,715,387	5,789,499	Domestic
551	17.6.5	BCENC—N	4,500,000	UF	4.7	4.95	5-28-2030	Semiannual	Semiannual	452,575	442,919	Domestic
551	17.6.5	BCENC—O	54,000,000	Ch $	7.0	7.68	6-1-2031	Semiannual	At maturity	313,303	312,742	Domestic
N/A	17.6.4	ÚNICA—A	280,000,000	S	7.2	7.49	5-5-2018	Semiannual	At maturity	588,574	590,025	Foreign
N/A	17.6.4	ÚNICA—A	130,000,000	S	7.6	7.76	8-12-2017	Semiannual	At maturity	717,113	714,665	Foreign
N/A	17.6.14	ÚNICA—A	750,000,000	USD	5.5	5.80	1-20-2021	Semiannual	At maturity	9,948,508	9,195,693	Foreign
N/A	17.6.24	UNICA-A	1,200,000,000	USD	4.9	5.17	20-01-2023	Quarterly	Quarterly	14,323,952	1,631,837	Foreign
N/A	17.6.20	2E SERIE 2	6,745,363	S	6.5	6.50	12-14-2016	Quarterly	Quarterly	—	359,496	Foreign

		Total short—term portion								74,815,992	25,513,254

On December 6, 2012, Cencosud S.A. (Chile) issued bonds in the international market of a total amount of 1,200 million US Dollars (ThCh$ 572,928,000) under rule “144A” (Rule 144A) and under Regulation S (Regulation S), both under the United States Securities Act. (US Securities Act of 1933). According to applicable law, the instruments above mentioned do not need to be filled in the local SVS (Superintendencia de Valores y Seguros de Chile) and neither should be registered in the Securities and Exchange Commission of United States of America. The annual interest rate of this bond is 4.9%, payable semi annually with a maturity date of the principal on January 20, 2023. The cash from this issuance was received on December 7, 2012.

17.3.1	Bond long term

Inscription number or ID	Series	Current nominal amount placed	Restatement unit of the bond	Interest rate	Effective interest rate	Maturity	Periodicity		Accounting value		Placement in Chile or abroad
							Principal installment	Amortization type	12/31/2013	12/31/2012
				%	%				ThCh$	ThCh$
268	BJUMB—B1	361,041	UF	6.5%	6.90%	01-09-2026	Semiannual	Semiannual	7,923,293	8,093,233	Domestic
268	BJUMB—B2	1,805,204	UF	6.5%	6.90%	01-09-2026	Semiannual	Semiannual	38,488,858	39,258,725	Domestic
443	BCENC—A	4,000,000	UF	4.3%	4.75%	15-03-2027	Semiannual	Semiannual	90,232,986	88,134,115	Domestic
443	BCENC—C	4,500,000	UF	4.1%	4.61%	01-07-2027	Semiannual	Semiannual	100,563,384	98,232,678	Domestic
443	BCENC—D	1,500,000	UF	4.0%	4.38%	01-07-2028	Semiannual	Semiannual	33,794,100	33,039,439	Domestic
530	BCENC—E	2,000,000	UF	3.5%	4.14%	07-05-2018	Semiannual	At maturity	45,437,538	44,293,492	Domestic
530	BCENC—F	4,500,000	UF	4.0%	4.31%	07-05-2028	Semiannual	At maturity	101,404,739	99,200,929	Domestic
551	BCENC—J	3,000,000	UF	5.7%	5.70%	15-10-2029	Semiannual	Semiannual	69,898,124	68,492,552	Domestic
551	BCENC—K	30,000,000		$7.0%	7.15%	01-03-2014	Semiannual	At maturity	—	29,947,243	Domestic
551	BCENC—L	1,000,000	UF	4.1%	3.86%	28-05-2015	Semiannual	Semiannual	5,868,694	17,221,350	Domestic
551	BCENC—N	4,500,000	UF	4.7%	4.95%	28-05-2030	Semiannual	Semiannual	102,290,315	100,107,864	Domestic
551	BCENC—O	54,000,000		$7.0%	7.68%	01-06-2031	Semiannual	At maturity	50,546,943	50,456,310	Domestic
N/A	ÚNICA—A	280,000,000	S	7.2%	7.49%	05-05-2018	Semiannual	At maturity	52,148,859	52,272,165	Foreign
N/A	ÚNICA—A	130,000,000	S	7.6%	7.76%	12-08-2017	Semiannual	At maturity	24,367,325	24,460,137	Foreign
N/A	ÚNICA—A	750,000,000	USD	5.5%	5.80%	20-01-2021	Semiannual	At maturity	390,512,983	360,591,850	Foreign
N/A	ÚNICA—A	1,200,000,000	USD	4.9%	5.17%	21/01/2023	Semiannual	At maturity	562,566,927	548,451,255	Foreign
N/A	2E SERIE 2	6,745,363	S	6.5%	6.50%	14-12-2016	Quarterly	Quarterly	—	1,128,900	Foreign

	Total Long—Term portion								1,676,045,068	1,663,382,237

17.4	Other Financial Liabilities—Derivatives—Options

The detail as of December 31, 2013 and December 31, 2012 is as follows:

								Periodicity			Total Current and Non-Current
ID	Institution Name	Asset Position (In Thousands)	currency	Assets Interest rate	Liability Position (In Thousands)	Currency	Liability Interest Rate	Due date	Interest payment	Principal Installment	December 31, 2013 (ThCh$)	December 31, 2012 (ThCh$)	Placement in Chile or abroad
97.015.000-5	Banco Santander	40,052	USD	0.96%	24,839,230	Ch$	4.80%	11/02/2013	Quarterly	Annual	—	5,626,390	Domestic
97.015.000-5	Banco Santander	60,079	USD	0.96%	29,735,209	Ch$	4.80%	11/02/2013	Quarterly	Annual	—	907,921	Domestic
97.032.000-8	Banco BBVA	50,066	USD	0.96%	25,113,462	Ch$	5.23%	10/01/2013	Quarterly	Annual	—	1,090,284	Domestic
97.004.000-5	Banco de Chile S.A.	50,000	USD	3.86%	26,212,757	Ch$	6.62%	04/10/2018	Semiannual	Semiannual	—	1,336,032	Domestic
97.008.000-7	Banco Scotiabank	50,000	USD	1.93%	26,198,208	Ch$	5.60%	20/10/2017	Semiannual	Semiannual	—	1,522,074	Domestic
O-E	Banco JP Morgan	50,000	USD	1.93%	26,424,662	Ch$	5.48%	20/10/2017	Semiannual	Semiannual	—	1,656,315	Domestic
97.015.000-5	Banco Santander	161,517	USD	4.88%	77,897,914	Ch$	7.95%	20/01/2023	Semiannual	At maturity	—	1,808,295	Domestic
O-E	Banco JP Morgan	50,474	USD	4.88%	24,175,740	Ch$	7.85%	20/01/2023	Semiannual	At maturity	—	169,119	Domestic
O-E	Banco JP Morgan	50,474	USD	4.88%	24,097,519	Ch$	7.86%	20/01/2023	Semiannual	At maturity	—	92,550	Domestic
O-E	Banco JP Morgan	50,474	USD	4.88%	24,148,528	Ch$	8.03%	20/01/2023	Semiannual	At maturity	—	463,339	Domestic
97.004.000-5	Banco de Chile S.A.	50,474	USD	4.88%	24,192,849	Ch$	8.05%	20/01/2023	Semiannual	At maturity	—	563,111	Domestic
O-E	Deutsche Bank	50,474	USD	4.88%	24,137,445	Ch$	7.95%	20/01/2023	Semiannual	At maturity	—	313,538	Domestic
O-E	Banco BBVA	894	USD	2.02%	1,462	USD	3.49%	15/08/2013	Semiannual	—	—	31,620	Foreign
O-E	Banco BBVA	1,014	USD	1.95%	1,676	USD	3.49%	15/08/2016	Semiannual	—	147,176	216,616	Foreign
O-E	Banco Santander	894	USD	2.02%	1,436	USD	3.41%	15/08/2013	Semiannual	—	—	23,691	Foreign
O-E	Banco Santander	1,014	USD	1.95%	1,646	USD	3.41%	15/08/2016	Semiannual	—	100,304	154,631	Foreign
O-E	Banco BBVA	29,362	USD	2.24%	86,389	Soles	6.30%	16/11/2015	Quarterly	Quarterly	111,456	2,978,133	Foreign
O-E	Citibank N.A.	37,810	USD	2.88%	103,706	Soles	5.16%	28/03/2017	Quarterly	Semiannual	—	490,779	Foreign

										TOTAL	358,936	19,444,438

17.5	Other loans—leases

The detail of the leasing agreement as of December 31, 2013 and 2012 is as follows;

					Current Expiration			Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2013 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2013 ThCh$
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	51,480	154,440	205,920	880,407	2,201,018	1,430,668	4,512,093
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	28,859	86,575	115,434	493,535	1,233,837	801,998	2,529,370
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	5,657	16,970	22,627	96,737	241,843	157,199	495,779
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	12,531	37,593	50,124	214,304	535,759	348,245	1,098,308
Cencosud Shopping Centers S.A.	94226000-8	CIA. DE SEG.DE VIDA CONS. NAC. DE SEG. S.A .	Ch$	Monthly	14,767	44,300	59,067	252,542	631,355	410,382	1,294,279
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORÁMICO LIMITADA	Ch$	Monthly	22,250	66,752	89,002	121,300	121,300	550,906	793,506
Cencosud Retail S.A.	81201000-K	CENTRO ESPAÑOL DE TEMUCO	UF	Monthly	11,801	35,402	47,203	62,199	62,199	217,698	342,096
Cencosud Retail S.A.	81201000-K	SOCIEDAD DE RENTA HISPANO CHILENA SA	UF	Monthly	12,500	37,500	50,000	68,642	68,642	134,424	271,708
Cencosud Retail S.A.	81201000-K	BANCO CHILE – LEASING	UF	Semiannual	208,034	624,109	832,143	1,103,798	—	—	1,103,798
Cencosud Retail S.A.	81201000-K	BANCO BICE – LEASING	UF	Semiannual	17,200	51,600	68,800	92,445	92,445	—	184,890
Cencosud Retail S.A.	81201000-K	INVERSIONES OLYMPUS LTDA.	UF	Monthly	—	—	—	—	—	340,320	340,320
Cencosud Retail S.A.	81201000-K	INMOBILIARIA RECOLETA LTDA.	UF	Monthly	—	—	—	—	—	532,623	532,623
Cencosud Retail S.A.	81201000-K	INVERSIONES PUNTA BLANCA LTDA.	UF	Monthly	—	—	—	—	—	358,734	358,734
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	—	—	—	—	—	565,956	565,956
Cencosud Retail S.A.	81201000-K	INERSA S.A.	UF	Monthly	—	—	—	—	—	466,191	466,191
Cencosud Retail S.A.	81201000-K	RVC RENTAS S.A.	UF	Monthly	—	—	—	—	—	350,809	350,809
Cencosud Retail S.A.	81201000-K	SEGUROS DE VIDA CRUZ DEL SUR S.A.	UF	Monthly	—	—	—	—	—	377,382	377,382
Cencosud Retail S.A.	81201000-K	INMOBILIARIA MALL VIÑA DEL MAR S.A.	UF	Monthly	—	—	—	—	—	329,364	329,364
Cencosud Retail S.A.	81201000-K	EMPRESAS PROULX CHILE II S.A.	UF	Monthly	—	—	—	—	—	511,645	511,645
Cencosud Retail S.A.	81201000-K	INMOBILIARIA TIERRA SANTA	UF	Monthly	—	—	—	—	—	254,773	254,773
Grandes Superficies de Colombia S.A.	830025638	BANCO DE BOGOTÁ	COL	Monthly	83,581	250,743	334,324	150,550	—	—	150,550
Grandes Superficies de Colombia S.A.	830025638	IBM	COL	Monthly	72,478	92,481	164,959	—	—	—	—
Grandes Superficies de Colombia S.A.	830025638	CENTRO COMERCIAL BULEVAR NIZA	COL	Monthly	15,835	48,935	64,770	174,772	196,708	1,680,814	2,052,294
Grandes Superficies de Colombia S.A.	830025638	FCP INVERLINK	COL	Monthly	28,028	86,612	114,640	309,338	348,163	2,311,121	2,968,622
Grandes Superficies de Colombia S.A.	830025638	COMERCIALIZADORA DE COLECCIONES S.A.	COL	Monthly	9,626	29,747	39,373	106,244	119,579	5,263,878	5,489,701
Grandes Superficies de Colombia S.A.	830025638	SOISAN S.A.	COL	Monthly	223	669	892	1,480	4,486	26,469	32,435
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	210,296	—	210,296	—	—	—	—
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	224,220	—	224,220	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	597	175,803	176,400	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	561	165,205	165,766	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	11	97,340	97,351	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	68,818	67,776	136,594	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	1,897	227,517	229,414	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	47,701	112,701	160,402	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	80,148	242,618	322,766	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	67,953	204,853	272,806	70,266	—	—	70,266
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	78,374	235,075	313,449	162,427	—	—	162,427
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	140,673	99,258	239,931	139,160	—	—	139,160

				Total	1,516,099	3,292,574	4,808,673	4,500,146	5,857,334	17,421,599	27,779,079

					Current Expiration			Non-Current Expiration
	ID	Creditor Name	Currency	Amortization type	Up to 90 days ThCh$	Between 90 days and one year ThCh$	TOTAL Current as of December 31, 2012 ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	5 or more years ThCh$	Total non- Current as of December 31, 2012 ThCh$
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	50,445	151,334	201,779	838,336	838,336	3,038,971	4,715,643
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	28,278	84,834	113,112	469,951	469,951	1,703,573	2,643,475
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	5,543	16,628	22,171	92,115	92,115	333,916	518,146
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	12,279	36,837	49,116	204,063	204,063	739,729	1,147,855
Cencosud Shopping Centers S.A	94226000-8	CIA. DE SEG. DE VIDA CONS. NAC. DE SEG. S.A.	Ch$	Monthly	14,470	43,410	57,880	240,474	240,474	871,719	1,352,667
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORAMICO LTDA.	UF	Monthly	536	1,609	2,145	—	—	—	—
Cencosud Retail S.A.	81201000-K	INMOBILIARIA EDIFICIO PANORAMICO LTDA.	Ch$	Monthly	7,360	22,080	29,440	66,135	77,140	626,654	769,929
Cencosud Retail S.A.	81201000-K	CENTRO ESPAÑOL DE TEMUCO	UF	Monthly	4,247	12,740	16,987	38,159	44,509	265,481	348,149
Cencosud Retail S.A.	81201000-K	SOCIEDAD DE RENTA HISPANO CHILENA S.A.	UF	Monthly	5,282	15,846	21,128	47,462	55,359	182,121	284,942
Cencosud Retail S.A.	81201000-K	BANCO CHILE- LEASING	UF	Semiannual	109,036	327,109	436,145	979,757	549,418	—	1,529,175
Cencosud Retail S.A.	81201000-K	BANCO BICE- LEASING	UF	Semiannual	8,466	25,398	33,864	76,073	88,732	49,758	214,563
Grandes Superficies de Colombia S.A.	830025638	BANCO DE BOGOTA	COL	Monthly	41,952	110,855	152,807	590,843	—	—	590,843
Grandes Superficies de Colombia S.A.	830025638	IBM	COL	Monthly	21,140	73,421	94,561	254,295	—	—	254,295
Grandes Superficies de Colombia S.A.	830025638	FIDUCIARIA BOGOTA S.A	COL	Monthly	8,813	28,136	36,949	218,243	208,491	1,906,363	2,333,097
Grandes Superficies de Colombia S.A.	830025638	ES DEL ESTADO E S A	COL	Monthly	9,746	26,514	36,260	347,781	350,155	2,496,112	3,194,048
Grandes Superficies de Colombia S.A.	830025638	FIDUCIARIA ALIANZA S.A.	COL	Monthly	6,436	25,341	31,777	152,275	120,111	5,588,117	5,860,503
Grandes Superficies de Colombia S.A.	830025638	ALIANZA FIDUCIARIA S.A.	COL	Monthly	195	584	779	1,557	4,671	27,594	33,822
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Monthly	212,537	446,051	658,588	—	—	—	—
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	274	75,444	75,718	—	—	—	—
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	177,635	111,980	289,615	207,974	—	—	207,974
E. Wong	20100106915	CONTINENTAL LEASING	Soles	Semiannual	6,995	431,238	438,233	222,602	—	—	222,602
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	1,937	357,021	358,958	176,422	—	—	176,422
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	2,033	393,911	395,944	165,787	—	—	165,787
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	—	189,236	189,236	97,682	—	—	97,682
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	68,614	65,267	133,881	134,566	—	—	134,566
Hipermercados Metro	20109072177	CONTINENTAL LEASING	Soles	Semiannual	3,675	218,802	222,477	228,318	—	—	228,318
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	46,221	137,971	184,192	160,421	—	—	160,421
E. Wong	20100106915	BIF LEASING	Soles	Monthly	76,192	160,540	236,732	—	—	—	—
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	77,266	229,907	307,173	322,331	—	—	322,331
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	65,589	194,121	259,710	342,671	—	—	342,671
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	61,424	180,046	241,470	475,306	—	—	475,306
Hipermercados Metro	20109072177	BIF LEASING	Soles	Monthly	30,464	94,059	124,523	271,515	—	—	271,515

				Total	1,165,080	4,288,270	5,453,350	7,423,114	3,343,525	17,830,108	28,596,747

17.6	Restrictions.

1.	As established in the agreement to issue bonds of Cencosud S.A. dated July 5, 2011 and by virtue of which two series (Series A and Series B) were issued, of which only Series B (tranche B1 and B2) remains in effect, the Company, hereinafter the Issuer, has the following indebtedness limits or management restrictions, among others:

a)	Comply with the laws, regulations and other legal provisions applicable to it;

b)	Establish and maintain adequate accounting systems based on generally accepted accounting principles in Chile, as well as hire and maintain an independent external auditing firm of recognized local or international prestige to examine and analyze the Financial Statements and issue an opinion on the statements as of December 31 of each year. Likewise, in accordance with current standards and as long as they are in effect, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the bond issuance. These risk rating agencies may be replaced to the extent that the Issuer complies with the obligation of maintaining two of them, continuously and without interruption, for the life of the bond issuance. Nevertheless, it is expressly agreed that: (i) in the event that by SVS provision the currently valid accounting standards were modified, replacing IFRS, and that change were to affect one or more of the restrictions contained in the Ninth clause and/or the definitions in the First clause related to the aforementioned Ninth clause of the Agreement, or (ii) if the valuation criteria established for the accounting entries in the current Financial Statements were modified by the competent entity authorized to issue accounting standards, the Issuer shall, within fifteen Working Days of the new provisions having been reflected for the first time in its Financial Statements, present these changes to the Bondholders’ Representative. The Issuer, within twenty Working Days of the new provisions having been reflected for the first time in its Financial Statements, shall request that its external auditors proceed to adapt the obligations indicated in the Ninth clause and/or the definitions contained in the First clause that are related to the aforementioned Ninth clause of the Agreement based on the new accounting situation within twenty Working Days after the date of request. The Issuer and the Bondholders’ Representative shall modify the Agreement in order to adjust it as determined by the auditors within ten Working Days of the auditors having issued their report, and the Issuer shall file with the SVS the request for this modification of the Agreement, together with the respective documentation. The aforementioned procedure shall be considered prior to the date on which the Financial Statements must be filed with the SVS by the Issuer, for the reporting period following that in which the new provisions have been reflected for the first time in its Financial Statements. For this, prior consent from the bondholders’ association shall not be necessary. Notwithstanding, the Bondholders’ Representative shall inform the Bondholders of the modifications to the Agreement by publishing a notice in the newspaper La Nacion (print or digital version) and in the event this publication is suspended or no longer exists, in the Official Gazette, which shall take place within twenty Working Days following the date the respective deed modifying the Agreement is granted. In the cases mentioned above, and until the Agreement has been modified in accordance with the aforementioned procedure, the Issuer shall not be considered to have breached the Agreement when as a result exclusively of these modifications, the Issuer fails to comply with one or more restrictions contained in the Ninth clause of the Agreement and/or the definitions contained in the First clause that are related to the aforementioned Ninth clause. Once the Agreement has been modified as stated above, the Issuer shall comply with the agreed-upon modifications to reflect its new accounting situation. Record is left that the procedure contained in this provision is intended to protect the changes produced exclusively by provisions on accounting matters and in no case those produced by variations in market conditions that affect the Issuer. All expenses resulting from the above shall be borne by the Issuer. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the bonds;

c)	Send a copy of its quarterly and annual Financial Statements to the Bondholders’ Representative within the same period of time in which it must be filed with the SVS;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Notify the Bondholders’ Representative of all material events that are not considered reserved or any infraction of the Issuer’s obligations under the agreement as soon as the event or infraction occurs or comes to its knowledge, within the same period of time in which it must notify the SVS. The document that fulfills this obligation must be signed by the Issuer’s Chief Executive Officer or by his replacement and must be sent with a return receipt or by certified mail;

e)	Maintain, during the life of this Agreement, its assets free of Restricted Encumbrances that are equivalent, at least, to one point two times the unpaid balance of the principal owed on the Bonds. This obligation shall be verified and measured as of the reporting dates of the Financial Statements. The Issuer shall send information to verify the ratio referred to in this clause to the Bondholders’ Representative upon request. In the event that the Issuer fails to comply with this obligation, it may equally and within a maximum of sixty days from the date of violation, establish guarantees in favor of the Bondholders that are proportionally equal to those granted to third parties other than the Bondholders. For these purposes, assets and debt will be valued at book value. The following shall not be considered for these purposes: encumbrances established for any authority for taxes that are still not owed by the Issuer and are being duly challenged by it; those established in the ordinary course of business of the Issuer that are being duly challenged by it; preferences established by law such as, for example, those mentioned in article two thousand four hundred seventy-two of the Civil Code and articles one hundred five and one hundred six of the Securities Market Law; and all encumbrances to which the Issuer has not consented and that are being duly challenged by it;

f)	Not sell or transfer essential assets that represent more than 30% of its total assets and that place in danger the continuity of its business, unless that sale, cession or transfer is to a subsidiary and to the extent that it jointly and severally undertakes to pay the Bonds;

g)	Maintain an indebtedness ratio no greater than one point three;

h)	Maintain minimum equity of eleven million, five hundred thousand UF at all times during the life of the bonds;

i)	Not make investments in debt instruments issued by related persons or engage in transactions with related persons under conditions that are less favorable than market conditions for the Issuer;

j)	Contract and maintain insurance that reasonably protects its operating assets;

k)	Send information on any reduction in its interest in Subsidiaries that results in losing control and stems from a sale, exchange or merger of its interest in them to the Bondholders’ Representative within 30 working days of the event having occurred; and

l)	Record in its accounting books the provisions that arise from adverse contingencies that, in management’s opinion, should be reflected in the Financial Statements of the Issuer in accordance with IFRS or the standards that replace them and those established by the SVS, as appropriate.

2.	As established in the agreement to issue bonds of Cencosud S.A., dated October 5, 2005 and modified on November 10, 2005, and by virtue of which three series (Series A, Series C and Series D) were issued, the Company, hereinafter the Issuer, has the following obligations or management restrictions:

a)	Comply with the laws, regulations and other legal provisions applicable to it, particularly to comply with the timely and correct payment of taxes, duties and charges that affect the Issuer itself or its real estate or chattel property, except those that it challenges in good faith and in accordance with pertinent judicial or administrative procedures, and as long as, in this case, it maintains adequate reserves to cover such contingency when necessary in conformity with IFRS or those standards that replace IFRS;

b)	Establish and maintain adequate accounting systems based on IFRS or those standards that replace IFRS, as well as hire and maintain an independent external auditing firm of recognized local or international prestige to examine and analyze the Issuer’s Financial Statements and issue an opinion on the statements as of December 31 of each year. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the Bonds;

c)	Send a copy of all information that the Issuer must send the SVS to the Bondholders’ Representative, as long as it is not considered reserved information, including a copy of its quarterly and annual individual and consolidated Financial Statements, within the period of time in which it should file such information with the SVS. The Issuer shall also inform the Bondholders’ Representative of compliance with the obligations undertaken by virtue of the Agreement within the period of time in which it should file its Financial Statements with the SVS. To do so, the Issuer shall use the format included as Appendix One in this deed, which was notarized on the tenth day of November of the year two thousand five, under number eight thousand one hundred forty-three and for all legal purposes is understood to be an integral part of the Issuance Agreement. Likewise, the Issuer shall send the Bondholders’ Representative copies of the risk rating reports on the issuance no later than five Working Days after receipt of these reports from its private risk rating agencies. Finally, the Issuer undertakes to send the Bondholders’ Representative all information regarding any violation of its obligations undertaken by virtue of this Agreement, particularly the provisions of this Clause, and any other relevant information requested by the SVS regarding the Issuer, as soon as the event occurs or comes to its knowledge and within the period of time in which it should notify the SVS, as long as it should be reported to its creditors;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative, along with the quarterly information, information on any reduction of its interest in the capital of its subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place. This shall apply to subsidiaries that represent more than 15% of the Issuer’s Total Assets;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions, as set forth in article eighty-nine of the Corporations Law;

g)	Maintain the following ratios based on the Quarterly Financial Statements filed as and when stipulated in SVS Ruling 1,879 of April 25, 2008 and Ruling 1,924 of April 24, 2009, and their modifications or the standard that replaces them: (i) An indebtedness level based on the Financial Statements of a ratio of Liabilities less cash and cash equivalents, less other current financial assets, over total equity no greater than one point five. Liabilities shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; ii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to one point two times the Issuer’s unguaranteed Liabilities in conformity with the Financial Statements; and iii) Maintain minimum equity attributable to owners of parent company of twenty-two million UF. Nevertheless, it is expressly agreed that: /i/ in the event that by SVS provision the currently valid accounting standards were modified, replacing IFRS, and that change were to affect one or more of the restrictions contained in the Fifteenth clause and/or the definitions in the First clause related to the aforementioned Fifteenth clause of the Agreement, or /ii/ if the valuation criteria established for the accounting entries in the current Financial Statements were modified by the competent entity authorized to issue accounting standards, the Issuer shall, within fifteen Working Days of the new provisions being reflected for the first time in its Financial Statements, present these changes to the Bondholders’ Representative. The Issuer, within twenty Working Days of the new provisions having been reflected for the first time in its Financial Statements, shall request that its external auditors proceed to adapt the obligations indicated in the Fifteenth clause and/or the definitions contained in the First clause that are related to the aforementioned Fifteenth clause of the Agreement based on the new accounting situation within twenty Working Days of the date of the request. The Issuer and the Bondholders’ Representative shall modify the Agreement in order to adjust it as determined by the auditors within ten Working Days of the auditors having issued their report, and the Issuer shall file with the SVS the request for this modification of the Agreement, together with the respective documentation. The aforementioned procedure shall be considered prior to the date on which the Financial Statements must be filed with the SVS by the Issuer, for the reporting period following that in which the new provisions have been reflected for the first time in its Financial Statements. For this, prior consent from the bondholders’ association shall not be necessary. Notwithstanding, the Bondholders’ Representative shall inform the Bondholders of the modifications to the Agreement by publishing a notice in the newspaper Diario Financiero, and in the event this publication is suspended or no longer exists, in the Official Gazette, which shall take place within twenty Working Days following the date the respective deed modifying the Agreement is granted. In the cases mentioned above, and until the Agreement has been modified in accordance with the aforementioned procedure, the Issuer shall not be considered to have breached the Agreement when as a result exclusively of these modifications, the Issuer fails to comply with one or more restrictions contained in the Fifteenth clause of the Agreement and/or the definitions contained in the First clause that are related to the aforementioned Fifteenth clause of the Agreement. Once the Agreement has been modified as stated above, the Issuer shall comply with the agreed-upon modifications to reflect its new accounting situation. Record is left that the procedure contained in this provision is intended to protect the changes produced exclusively by provisions on accounting matters and in no case those produced by variations in market conditions that affect the Issuer. All expenses resulting from the above shall be borne by the Issuer. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS as long as the Line remains valid;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least fifty-one percent of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brands (i) “Jumbo” and (ii) “París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets, which are comprised of its main offices, buildings, inventory, furniture, office equipment and vehicles. The Issuer shall ensure that its subsidiaries meet that condition;

k)	Not grant endorsements or guarantees, or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer;

l)	Maintain in the Quarterly Financial Statements direct or indirect ownership of at least 51% in “Cencosud Supermercados S.A.” and “Cencosud Administradora de Tarjetas S.A.”;

m)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least two thirds of the Issuer’s ordinary revenue, based on the Quarterly Financial Statements; and

n)	Inform the Bondholders’ Representative of the effective use of the funds stemming from the Bond placement corresponding to the Line.

3.	As established in the agreement to issue bonds of Cencosud S.A., dated March 13, 2008, and by virtue of which two series (Series E and Series F) were issued, the Company, hereinafter the Issuer, has the following obligations and management restrictions, among others:

a)	Comply with applicable laws, regulations and other legal provisions, particularly those related to the timely and correct payment of taxes, duties and charges;

b)	Establish and maintain adequate accounting systems based on IFRS or those standards that replace IFRS; an independent external auditing firm of recognized prestige to issue an opinion on the financial statements as of December 31 of each year; two risk rating agencies registered with the SVS for the life of the Bonds;

c)	Send to the Bondholders’ Representative (i) a copy of all information that the Issuer must send the SVS, as long as it is not considered reserved information, including a copy of its quarterly and annual Financial Statements, within the period of time in which it should file such information with the SVS; (ii) information on compliance with the obligations undertaken by virtue of the Agreement within the period of time in which it should file its Financial Statements with the SVS; (iii) copies of the risk rating reports on the issuance no later than five Working Days after receipt of these reports from its private risk rating agencies; (iv) all information regarding any violation of its obligations undertaken by virtue of the Issuance Agreement and any other relevant information requested by the SVS, as soon as the event occurs or comes to its knowledge;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative information on any reduction of its interest in the capital of its Relevant Subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions;

g)	Maintain the following financial ratios based on the Quarterly Financial Statements: (i) An indebtedness level based on the Financial Statements of a ratio of other current financial liabilities and other non-current financial liabilities, less cash and cash equivalents, less other current financial assets, over total equity attributable to the owners of the parent company, no greater than one point two. Liabilities shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; and ii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to one point two times the Issuer’s Liabilities in conformity with the Financial Statements;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least fifty-one percent of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brands (i) “Jumbo” and (ii) “París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets and ensure that its subsidiaries meet this condition;

k)	Not grant endorsements or guarantees or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer;

l)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Supermercados S.A. and Cencosud Administradora de Tarjetas S.A., as well as the Companies that eventually control the business areas currently developed by these Companies;

m)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least sixty-seven percent of the Issuer’s ordinary revenue, based on the Quarterly Financial Statements; and

n)	Inform the Bondholders’ Representative of the effective use of the funds stemming from the Bond placement corresponding to the Line.

4.	As established in the Master Issuance Agreement for the Private Offering Program for Corporate Bonds of Cencosud S.A., dated April 24, 2008, hereinafter “the Program”, entered into in Lima, Peru, and by virtue of which two issuances of the same series (Series A) were carried out, the Company, hereinafter the Issuer, has the following obligations and management restrictions, among others:

a)	Preserve its corporate existence and duly maintain and develop its corporate objective;

b)	Be in full compliance with all tax obligations, whether formalities or payment obligations, except those that have been challenged using procedures set forth by the laws of the applicable jurisdiction;

c)	Maintain on at least a pari passu basis with Bonds issued with respect to payment obligations of other debts or obligations without specific guarantees;

d)	Not make substantial changes in the line of business or its corporate objective that produce a material adverse effect on the Issuer’s financial condition, understanding as such any change that reduces the Program’s risk rating by two (2) or more risk categories below the rating in effect at that time;

e)	A change in control that reduces the Program’s risk rating by two (2) or more risk categories below the rating in effect at that time may not occur;

f)	Not transfer fully or partially, its obligations under the Program Documents;

g)	Maintain indebtedness, based on the consolidated Financial Statements, or the individual financial statements if the Issuer does not consolidate, of a ratio of consolidated financial liabilities, or individual if the Issuer does not consolidate, less Cash, less Time Deposits, less Marketable Securities, less repo agreements and forward contracts classified as other current assets in the Issuer’s consolidated Financial Statements, or the individual financial statements if the Issuer does not consolidate, to Total Equity that does not exceed 1.20. Consolidated financial liabilities, or individual if the Issuer does not consolidate, shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties. Nevertheless, the liabilities of Banco París shall not be considered for the purpose of calculating this indebtedness; and

h)	The Issuer shall issue each quarter: (i) a report that is a sworn statement indicating that no violation of the obligations established in this clause has occurred; (ii) a report containing the calculation of the ratios referred to in the preceding letter.

5.	As established in the agreement to issue bonds of Cencosud S.A., dated September 5, 2008 and modified on October 2, 2008, and by virtue of which the Series J, K, L, N and O were issued, the Company, hereinafter the Issuer, has the following obligations or management restrictions:

a)	Comply with applicable laws, regulations and other legal provisions, particularly those related to the timely and correct payment of taxes, duties and charges;

b)	Establish and maintain adequate accounting systems based on IFRS or those standards that replace IFRS; an independent external auditing firm of recognized prestige to issue an opinion on the financial statements as of December 31 of each year; two risk rating agencies registered with the SVS for the life of the Bonds;

c)	Send to the Bondholders’ Representative (i) a copy of all information that the Issuer must send the SVS, as long as it is not considered reserved information, including a copy of its quarterly and annual Financial Statements, within the period of time in which it should file such information with the SVS; (ii) information regarding compliance with the obligations undertaken by virtue of the Agreement within the period of time in which it should file its Financial Statements with the SVS; (iii) copies of the risk rating reports on the issuance no later than five Working Days after receipt of these reports from its private risk rating agencies; (iv) all information regarding any violation of its obligations undertaken by virtue of the Agreement and any other relevant information requested by the SVS, as soon as the event occurs or comes to its knowledge;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative information on any reduction of its interest in the capital of its Relevant Subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions;

g)	Maintain the following financial ratios based on the Quarterly Financial Statements: (i) An indebtedness level based on the Financial Statements of a ratio of other current financial liabilities and other non-current financial liabilities, less cash and cash equivalents, less other current financial assets, over total equity attributable to the owners of the parent company, no greater than one point two. Liabilities shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; and ii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to one point two times the Issuer’s Liabilities in conformity with the Financial Statements;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least fifty-one percent of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brands (i) “Jumbo” and (ii) “París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets and ensure that its subsidiaries meet this condition;

k)	Not grant endorsements or guarantees or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer.

l)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Supermercados S.A. and Cencosud Administradora de Tarjetas S.A., as well as the Companies that eventually control the business areas currently developed by these Companies;

m)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least sixty-seven percent of the Issuer’s ordinary revenue, based on the Quarterly Financial Statements; and

n)	Inform the Bondholders’ Representative of the effective use of the funds stemming from the Bond placement corresponding to the Line.

6.	As a result of the loan granted by the International Finance Corporation to the subsidiary Cencosud S.A. (Argentina), an agreement was signed between these entities on September 24, 2008. The Minutes of the Board of Directors of the subsidiary Cencosud S.A. (Argentina) dated September 5, 2008, makes mention of having entered into a Share Retention Agreement, which was signed by the subsidiary Cencosud S.A. (Argentina) and its controller, Cencosud S.A. (Chile), in favor of the “International Finance Corporation” by virtue of which Cencosud S.A. (Chile) undertakes to:

a)	Maintain its shareholdings in the subsidiaries Cencosud S.A., Cencosud Shopping Centers S.A. (Chile) and Cencosud Retail S.A. (Chile); and

b)	Maintain its shareholding in Blaisten S.A. and Unicenter S.A.

7.	In accordance with the surety and joint debt agreements dated September 30, 2008 and May, 2010, entered into by Cencosud as guarantor and joint debtor and Banco Itaú BBA S.A. as guaranteed creditor, regarding the obligations that the subsidiary G Barbosa could have with this Bank as a result of the guarantee that it granted to Banco Nacional de Desenvolvimento Económico y Social, BNDES, for the loans granted to the subsidiary G Barbosa, Cencosud S.A. shall comply with the following obligations and financial and management restrictions:

a)	Cencosud S.A. as guarantor and joint co-debtor may not have a Financial Expense Coverage Ratio of less than 3.0 to 1.0 at any quarter end (for the most recent period of four consecutive quarters ending as of the end of that quarter);

b)	Cencosud S.A. may not have a Ratio of Consolidated Net Financial Debt to EBITDA greater than 5.25 to 1.0 at any quarter end (for the most recent period of four consecutive quarters ending as of the end of that quarter); and

c)	Cencosud S.A. shall maintain direct or indirect ownership of one hundred percent and control of G Barbosa Comercial Ltda., where control is defined by Law eighteen thousand forty-five of the Republic of Chile. The “Main Shareholders” of Cencosud S.A. shall maintain the current shareholding and control that Cencosud S.A. currently has, directly or indirectly.

This should all be calculated using the IFRS Financial Statements, excluding the line items related to Banco París, which are duly listed individually in those Financial Statements.

8.	As established in the debt consolidation agreement signed June 30, 2010 between Cencosud Retail S.A. as Debtor and Banco del Estado de Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least sixty-seven percent of the Consolidated Operating Income, based on the Consolidated Quarterly Financial Statements;

b)	Not merge with any company, except those cases in which the merger meets all of the following requirements: (i) that the Company resulting from the merger is a Corporation established and governed by the laws of the Republic of Chile, and (ii) that the Company resulting from the merger maintains Cencosud’s current line of business;

c)	Maintain at all times a ratio of Net Financial Debt to Own Funds of no more than one point two;

d)	Maintain minimum equity equivalent to 28,000,000 UF;

e)	Maintain assets free of all pledges, mortgages and other encumbrances for an amount at least equivalent to one point two times its unguaranteed consolidated liabilities. The obligations established in this letter and in letters (a),( c) and (d) above shall be measured every quarter based on the Financial Statements of Cencosud S.A;

f)	Do not establish personal guarantees in favor of other creditors to secure obligations of third parties that do not belong to Cencosud S.A. and its subsidiaries without prior authorization from the Bank;

g)	Send to the Bank, signed by duly authorized persons, its annual report and annual Financial Statements, duly audited, and the quarterly Financial Statements, in the same format in which they were filed with the SVS, within 5 days following the date on which the information must be filed with the SVS. This obligation shall only be demandable in the event, for any reason, that the information is not available on the SVS’s website; and

h)	Each quarter, submit to the Bank a certificate of compliance of the affirmative and negative obligations established in the agreement, including a detail of the calculation of the financial covenants entered into by the Finance Manager.

9.	As established in the debt recognition and restructuring agreement signed September 1, 2010 between Cencosud Administradora de Tarjetas S.A. as Debtor and Banco Bilbao Vizcaya Argentaria Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-compliance or Non-Compliance, as defined in the agreement, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined in the agreement, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Important Adverse Effect on the businesses, activities, operations or financial situation of Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of Cencosud, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, Cencosud shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Possess, directly or indirectly, shares that represent at least fifty-one percent of the capital of the following Companies: Cencosud Retail S.A. and Cencosud Shopping Centers S.A., and their respective successor companies and transferees, as well as the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two;

q)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of liabilities;

r)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A.; and

s)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, that the Debtor and/or the Guarantor lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

10.	As established in the line of credit agreement signed October 1, 2010 between Cencosud Administradora de Tarjetas S.A. as Debtor and Banco Itaú Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain a ratio of total liabilities to equity of less than one point five;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A.; and

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

11.	As established in the line of credit agreement signed October 1, 2010 between Cencosud Retail S.A. as Debtor and Banco Itaú Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain a ratio of total liabilities to equity of less than one point five;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A.; and

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

12.	As established in the line of credit agreement signed October 12, 2010 between Cencosud S.A. as Debtor and Banco de Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If the Debtor were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If the Debtor were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, the Debtor shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding. However, the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time the obligation listed in the first clause shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case considered Permitted Encumbrances by the agreement;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain minimum equity of twenty-eight million UF;

r)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of current, unguaranteed liabilities;

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A.; and

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

13.	As established in the line of credit agreement signed October 12, 2010 between Cencosud Retail S.A. as Debtor and Banco de Crédito e Inversiones as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current law and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. y Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain a ratio of total liabilities to equity of less than one point five;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

14.	As established in the Indenture dated January 20, 2011, entered into under the laws of the state of New York, United States, and by virtue of which Rule 144/A bonds were placed in the U.S. market, the Company, hereinafter the Issuer, has the following obligations and management restrictions, among others:

a)	Prohibition from granting encumbrances;

b)	Prohibition from entering into leaseback agreements;

c)	Prohibition from merging or selling all or a substantial part of its assets;

d)	Reporting obligations established in Rule 144/A and;

e)	Obligation to submit annual and quarterly financial statements to the trustee and bondholders.

15.	As established in the loan agreement signed September 7, 2011 between Cencosud S.A. as Debtor and Banco Bilbao Vizcaya Argentaria Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s consolidated Financial Statements for each quarter as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be prepared in accordance with IFRS or applicable standards in Chile;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than 5 banking days after the date on which any one of the indicated executives of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding the agreement; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law; (v) submit to the Bank, when requested in writing and for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within 30 banking days of the date on which the request is made in writing; (vi) submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

e)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and/or IFRS;

f)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, the Debtor shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

g)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

h)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

i)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS or the current standards in Chile;

j)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

k)	Ensure that all operations with related persons, as defined in law number 18,045, either directly or through related persons, are carried out under prevailing market conditions;

l)	Ensure that at any time the Debtor’s obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors, a restriction which is not applicable in cases the agreement defines as Permitted Encumbrances;

m)	Possess, directly or indirectly, shares that represent at least 51% of the capital of the following companies: Cencosud Retail S.A., Cencosud Shopping Centers S.A. and Cencosud Administradora de Tarjetas S.A. and their respective successor companies and transferees, as well as the companies that may eventually control the business areas currently developed by these companies.

n)	Maintain a ratio of net financial liabilities to equity of less than one point two;

o)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of liabilities;

p)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined in the agreement; and

q)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

16.	As established in the loan agreement signed September 14, 2011 between Cencosud S.A. as Debtor and Banco Bice, Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s consolidated Financial Statements for each quarter as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be prepared in accordance with IFRS or applicable standards in Chile;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than 5 banking days after the date on which any one of the indicated executives of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding the agreement; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law; (v) submit to the Bank, when requested in writing and for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within 30 banking days of the date on which the request is made in writing; (vi) submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

e)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and/or IFRS;

f)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, the Debtor shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

g)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

h)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

i)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS or the current standards in Chile;

j)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

k)	Ensure that all operations with related persons, as defined in law number 18,045, either directly or through related persons, are carried out under prevailing market conditions;

l)	Ensure that at any time the Debtor’s obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors, a restriction which is not applicable in cases the agreement defines as Permitted Encumbrances;

m)	Possess, directly or indirectly, shares that represent at least 51% of the capital of the following companies: Cencosud Retail S.A., Cencosud Shopping Centers S.A. and Cencosud Administradora de Tarjetas S.A. and their respective successor companies and transferees, as well as the companies that may eventually control the business areas currently developed by these companies;

n)	Maintain a ratio of net financial liabilities to equity of less than one point two;

o)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of its liabilities;

p)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined in the agreement; and

q)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

17.	As established in the line of credit agreement signed September 20, 2011 between Cencosud S.A. as Debtor and Banco Santander-Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank its quarterly and annual individual Financial Statements, together with the quarterly consolidated Financial Statements of Cencosud to the extent that these documents have not been published on a publicly accessible website. These Financial Statements shall be submitted to the Bank within sixty days of the corresponding quarter end. The year-end Financial Statements shall be submitted to the Bank within one hundred twenty days of the respective year end. The year-end individual Financial Statements of Cencosud shall be audited and submitted with their notes and the opinion of the Independent Auditors;

b)	Supply opportunely, accurately and sufficiently, and to the extent available all financial and accounting information and all other information that the Bank reasonably requests and that is necessary for evaluating and controlling faithful and exact compliance with the Agreement;

c)	Comply fully and opportunely with the payment of all relevant obligations considered first-class loans, especially labor, social security, tax and other obligations with such preference. For these purposes, relevant obligations “Relevant Obligations” are those whose cumulative amount exceeds one million United States dollars or their equivalent in domestic currency. A delay of less than thirty days in the payment of the aforementioned obligations shall not be considered non-compliance for the purposes of this clause;

d)	Maintain an “Indebtedness Level” based on the Financial Statements of Cencosud of a ratio of Other Current Financial Liabilities and Other Non-Current Financial Liabilities, less Cash and Cash Equivalents, less Other Current Financial Assets, over Cencosud’s Total Equity no greater than one point two. Liabilities shall include the obligations that Cencosud undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties, all in conformity with accounting principles generally accepted in Chile GAAP or IFRS, as appropriate;

e)	Maintain a ratio of Assets Free of Pledges and/or Encumbrances and Liabilities equal to or greater than one point two. For these purposes, “Assets” is defined as all real estate or chattel property and assets, tangible or intangible and securities; and “Liabilities” is defined as all obligations of the debtor, financial or not, contingent or not, less the Equity of Cencosud; and

f)	Submit to the Bank a copy of its audited annual report within thirty days of its approval at the General Shareholders’ Meeting as set forth in its by-laws—or in the absence of by-laws, by the law—to the extent that these documents have not been published on a publicly accessible website.

18.	As established in the line of credit agreement signed October 04, 2011 between Cencosud S.A. as Debtor and Rabobank Curacao N.V as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Maintain with the rest of the lenders at least the same conditions, guarantees or preferences under this agreement, according to the Chilean law, except for the preferences in favor of the fiscal authority, employees, labor obligations and any other obligation imposed by applicable laws;

b)	Not encumber or give guarantee over Assets of Cencosud, except for the mentioned in this agreement;

c)	Send the Audited Financial Statements under IFRS and its corresponding notes, as soon as they are available, even if they are not in the S.V.S web site;

d)	Send, amongst with the Financial Information, a letter signed off by the attorneys properly authorized by the debtor, a letter informing comply or not any of the obligations included in this contract;

e)	The debtor will inform any relevant or essential event that could be adversely affect within ten bank business days after the event occurs, except for legal exceptions;

f)	As soon as take knowledge, and within thirty business bank days, the company should inform the following: i) any potential force major that could affect this contract; ii) any fails to comply to the terms of this agreement, litigation or relevant claims against the debtor or any event that could adversely affect the obligations included in this contract, iii) inform to the bank any deviation in the budget under this contract iv) Any event that could adversely affect and could reasonably occurs, mentioned before;

g)	Give to the bank any copy of the documents or notice relevant that could result in any material adversely effect to the bank;

h)	Inform any modifications to the by-laws within fifteen business bank days;

i)	Inform to the bank, within ten bank business days, any claim, action or demand initiated against the company by any court or other public or private entity that could cause any material adverse effect;

j)	Keep updated the contingencies plans to keep the business on going and make the best effort to accomplish with the main obligations related to licenses, permits, software;

k)	Inform to the bank, within ten bank business days the acquisition over or equal to fifty millions of US dollars, of any ownership in companies that give to the debtor the control over that company;

l)	To pay on time taxes, labor or other obligations;

m)	To keep accurate accounting records according to the generally accounting principles accepted in Chile;

n)	Keep the main asset to the business in good shape, giving proper maintenance, keeping insurance over the asset. Specially the debtor will keep the property of the following bands a) Jumbo and b) Paris;

o)	Keep its actual business operations and activities;

p)	To keep the actual number of shares in its main subsidiaries;

q)	Comply with the laws, regulations and other legal provisions applicable to its subsidiaries;

r)	Maintain the following financial ratios: (i) Leverage Ratio of no more than 1.2; (ii) Consolidated Equity greater than UF 28,000,000; (iii) assets pledges or encumbrances over consolidated liabilities under 1.2;

s)	Not sell or transfer any essential consolidated asset. Essential asset under this contract are the brands a) Jumbo and Paris, b) the shares that represent at least fifty percent of the companies “Cencosud Retail S.A.” and Cencosud Shopping Centers S.A.; and

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect.

19.	As established in the credit agreement signed October 19, 2011 between Cencosud S.A. as Debtor and Scotiabank & Trust (Cayman) LDT as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Send the Audited Financial Statements under IFRS and its corresponding notes , as soon as they are available, even if they are not in the S.V.S web site;

b)	Send copy of the general information reported by the debtor to the S.V.S to accomplish with any rule;

c)	Send the taxes or stamp tax payments to which this contract is affected and inform any action on this taxes;

d)	Send, amongst with the Financial Information, a letter signed off by the attorneys properly authorized by the debtor, a letter informing comply or not any of the obligations included in this contract. Additionally to that the company should send a certificate signed off by the external auditors;

e)	Give to the bank any change in relevant events that could result in any material adversely effect to the bank;

f)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors;

g)	Not sell, transfer or give guarantees over any essential consolidated asset of the company or any subsidiary;

h)	The debtor and the guarantors cannot incur in other indebtedness, except for those consider as part of the normal business and that cannot adversely affect the Company;

i)	Keep the main asset to the business in good shape, giving proper maintenance, keeping insurance over the asset;

j)	Prohibition to the debtor or guarantor, merging or selling its assets, except for the exceptions consider in this agreement;

k)	To keep accurate accounting records according to the generally accounting principles accepted in Chile;

l)	To keep actual main business operations;

m)	Maintain the following financial ratios: (i) Leverage Ratio of no more than 1.2; (ii) Consolidated Equity greater than UF 28,000,000; (iii) Maintain a financial expense ratio of at least 3.0 to 1.0 and assets pledges or encumbrances over consolidated liabilities under 1.2; and

n)	Not engage in, with related persons, transactions under conditions that are more that those transactions which could have agree with third parties.

20.	According to the stated in the “Indenture”, dated December 6, 2012 under the bond issuance pursuant to Rule 144ª under the Securities Act, the Company as “issuer” shall comply with the following:

a)	The Company shall not, nor shall it permit any Subsidiary to, issue, assume or suffer to exist any Indebtedness, if such Indebtedness is secured by a Lien upon any property or assets of the Company or any Subsidiary, unless, concurrently therewith, the Securities shall be secured equally and ratably with (or prior to) such Indebtedness; provided, except for the mentioned in the agreement;

b)	The Company shall not, nor shall it permit any Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any of their property or assets, unless (a) the Company or such Subsidiary would be entitled pursuant to Section 5.02 of the agreement to issue or assume Indebtedness (in an amount equal to the Attributable Value with respect to such Sale and Leaseback Transaction) secured by a Lien on such property or assets without equally and ratably securing the Securities, (b) the Company or such Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value (as determined in good faith by the Board of Directors) of the property or assets so leased, (i) to the retirement, within 360 days after the effective date of such Sale and Leaseback Transaction, of (A) Indebtedness of the Company ranking at least pari passu with the Securities or (B) Indebtedness of any Subsidiary, in each case owing to a Person other than the Company or any Affiliate of the Company, or (ii) to the acquisition, purchase, construction, development, extension or improvement of any property or assets of the Company or any Subsidiary used or to be used by or for the benefit of the Company or any Subsidiary in the ordinary course of business or (c) the Company or such Subsidiary equally and ratably secures the Securities. Except for transactions providing for a lease for a term, including any renewal, of not more than three years or to arrangements between the Company and a Subsidiary or between Subsidiaries;

c)	Submit or make accessible electronically with notice to the trustee as soon as they are available, but in any event within 120 calendar days after the end of each fiscal year of the Company (currently ending December 31), copies of its audited financial statements on a consolidated basis) in respect of such fiscal year (including a profit and loss account, statements of financial position and cash flow statement), in English, prepared in accordance with IFRS and audited by a member firm of an internationally recognized firm of independent accountants. As soon as they are available, but in any event within 90 calendar days after the end of each of the first three fiscal quarters of each fiscal year of the Company, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period (including a profit and loss account, statements of financial position and cash flow statement), in English, prepared on a basis consistent with the audited financial statements of the Company and in accordance with IFRS, together with a certificate signed by the person then authorized to sign financial statements on behalf of the Company to the effect that such financial statements are true in all material respects and present fairly the financial position of the Company as at the end of, and the results of its operations for, the relevant quarterly period in the event the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, timely file with the Commission such annual and other reports as may be required by the rules and regulations of the Commission in effect at the relevant time and in the form required thereunder;

d)	The Company shall take all action necessary to provide information to permit resale of the Securities pursuant to Rule 144A under the Securities Act, including furnishing to any Holder of a Security or beneficial interest in a Global Security, or to any prospective purchaser designated by such Holder, upon written request of such Holder, financial and other information required to be delivered under Rule 144A(d)(4) (as amended from time to time and including any successor provision) unless, at the time of such request, the Company is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act or is exempt from such requirements pursuant to Rule 12g3-2(b) under the Exchange Act (as amended from time to time and including any successor provision); and

e)	Protect its existence as a corporation, and, in the case of the Company, the corporate, partnership, limited liability company or other existence of each Subsidiary, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company, the Guarantor or any such Subsidiary;

f)	Neither the Company nor the Guarantor shall consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person except for the mentioned in the agreement.

18	Trade accounts payable and other payables

The composition of the area detail of this item as of December 31, 2013 and 2012 is as follows:

		As of December 31,
	Current		Non-current
Account	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payable	1,737,920,899	1,703,761,965	4,956,289	1,303,392
Withholdings	220,072,319	197,295,354	3,998,528	6,107,410

Total	1,957,993,218	1,901,057,319	8,954,817	7,410,802

The main suppliers of Cencosud S.A. are as follows: Agrosuper Com.de Alimentos Ltda., Nestlé, Unilever Chile S.A., Unilever Argentina S.A., Samsung Electronics Chile, Mastellone Hnos. S.A., Comercial Santa Elena S.A., Empresas Carozzi S.A., Sancor Cooperativas Unidas Ltda., CMPC Tissue S.A., Organización Terpel S.A., Cervec y Malteria Quilmes SAI, Watts S.A.,Molinos Rio de la Plata S.A., BRF Brasil Foods S.A., Danone Argentina S.A., Compañía de Bebidas Das Americas Ambev, LG Electronics Colombia Ltda., Cooperativa Agrícola y Lechera de la Unión Ltda, LG Electronics Chile.

The detail of the aging for trade payables as of December 31, 2013 is as follows:

Trade payables balances that have not become due as of the reporting date.

	Days
Suppliers	Up to 30 Days	31 – 60	61 – 90	91 – 120	121 – 365	366 and more	TOTAL ThCh$	Payment average (days)
Goods	728,742,590	350,229,885	96,854,833	16,106,956	1,990,001	194,622	1,194,118,887	45
Services	154,714,458	29,392,769	5,676,522	1,018,135	829,365	1,526,522	193,157,771	41
Other	51,373,720	3,945,211	484,504	197	14,799	168	55,818,599	33

TotalThCh$	934,830,768	383,567,865	103,015,859	17,125,288	2,834,165	1,721,312	1,443,095,257	45

Trade payables balance overdue, from the date the balance became due through the reporting date

	Days
Suppliers	Up to 30 days	31 - 60	61 - 90	91 - 120	121 - 180	181 and more	Total ThCh$
Goods	83,608,628	18,342,811	15,379,581	10,916,332	11,420,586	39,726,142	179,394,080
Services	31,074,424	12,273,448	6,550,904	1,972,583	4,271,802	34,164,256	90,307,417
Other	6,049,256	2,381,211	3,369,169	2,509,227	3,908,403	11,863,168	30,080,434

Total	120,732,308	32,997,470	25,299,654	15,398,142	19,600,791	85,753,566	299,781,931

The detail of the aging for trade payables as of December 31, 2012 is as following:

Trade payables balances that have not become due as of the reporting date:

	Days
Suppliers	Up to 30 days	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	TOTAL ThCh$	Payment average (days)
Goods	745,860,901	282,576,325	77,341,870	9,944,320	1,222,807	314,858	1,117,261,081	43
Services	154,950,482	73,035,679	27,518,150	6,109,381	2,303,668	3,389	263,920,749	50
Other	52,232,630	14,847,272	5,497,022	2,407,390	77,477	—	75,061,791	44

Total	953,044,013	370,459,276	110,357,042	18,461,091	3,603,952	318,247	1,456,243,621	44

Trade payables balance overdue, from the date the balance became due through the reporting date

	Days
Suppliers	Up to 30 days	31 - 60	61 - 90	91 - 120	121 - 180	181 and more	Total ThCh$
Goods	83,838,488	16,941,831	12,960,401	5,468,672	9,885,305	46,298,002	175,392,699
Services	25,619,493	6,264,058	2,076,942	9,087,591	3,416,927	17,597,712	64,062,723
Other	3,189,442	2,231,870	7,721	1,115,137	1,572,161	1,249,983	9,366,314

Total	112,647,423	25,437,759	15,045,064	15,671,400	14,874,393	65,145,697	248,821,736

(*)	The average payment period is calculated based on the following:

•	The items classified as “Trade payables and other payables outstanding” considering the existing term between December 31, 2013 and 2012 and the maturity date of the item.

•	The average payment period is calculated by multiplying the total by type of supplier, by a weighted average of the payment days, considering for each segment the maximum term defined in accordance to the maturity ranges included in “Trade payables and other payables outstanding”.

19	Provisions and other liabilities

19.1	Provisions

19.1.1	The composition of this item as of December 31, 2013 and 2012 is as follows:

		As of December 31,
	Current		Non-current
Accruals and provision	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision(1)	41,702,611	46,960,372	67,478,191	87,514,712
Onerous contracts provision(2)	4,703,672	4,591,191	20,744,395	33,541,792

Total	46,406,283	51,551,563	88,222,586	121,056,504

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those presenting a probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims			Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of December 31, 2013	32,828,662	22,863,865	53,488,275	109,180,802	41,702,611	67,478,191
Total as of December 31, 2012	43,091,359	28,132,559	63,251,166	134,475,084	46,960,372	87,514,712

Provision By Country	December 31, 2013 ThCh$	December 31,2012 ThCh$
Chile	8,803,142	22,892,859
Argentina	30,310,516	32,791,224
Brazil	61,400,392	69,441,835
Peru	1,218,767	1,183,692
Colombia	7,447,985	8,165,474

Total Provision	109,180,802	134,475,084

The nature of these obligations is as follows:

Civil provision: This primarily corresponds to civil and commercial trials that mainly deal with claims from customers, defects in products, accidents of customers in the stores and law suits related with customer service.

The short-term provision includes ThCh$20,000,000 related to the class action lawsuit against the company “Cencosud Administradora de Tarjetas SA”, whose non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013.

Labor provision: This primarily corresponds to staff severance indemnities and salary disputes from former employees.

Tax provision: This primarily corresponds to tax claims in the countries in which the Company operates.

(2)	Provisions for onerous contracts

The provisions recorded under this concept correspond mainly to the excess over the fair value payable related to onerous lease contracts recorded in business combinations of the period.

19.2	Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2013	134,475,084	38,132,983	172,608,067
Movements in Provisions:
Additional provisions	21,877,548	—	21,877,548
Increase (decrease) in existing provisions	(24,671,255)	(12,684,916)	(37,356,171)
Acquisitions through business combinations (See note 13)	—	—	—
Provision used during the year	(11,624,382)	—	(11,624,382)
Reversal of used provision	(1,615,445)	—	(1,615,445)
Increase (decrease) in foreign exchange rate	(9,260,747)	—	(9,260,747)

Changes in provisions, total	(25,294,281)	(12,684,916)	(37,979,197)

Total provision, closing balance as of December 31, 2013	109,180,803	25,448,067	134,628,870

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2012	70,474,920	29,278,002	99,752,922
Movements in Provisions:
Additional provisions	47,863,876	—	47,863,876
Increase (decrease) in existing provisions	20,771,008	(3,918,789)	16,852,219
Acquisitions through business combinations	24,571,206	12,773,770	37,344,976
Provision used during the year	(6,397,675)	—	(6,397,675)
Reversal of used provision	(8,938,185)	—	(8,938,185)
Increase (decrease) in foreign exchange rate	(13,870,066)	—	(13,870,066)

Changes in provisions, total	64,000,164	8,854,981	72,855,145

Total provision, closing balance as of December 31, 2012	134,475,084	38,132,983	172,608,067

20	Other non-financial liabilities

The composition of this item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Customer loyalty program	10,697,957	11,461,190
Guarantees deposits	9,895,969	9,737,005
Minimum accrual dividend	24,042,737	51,749,049
Other	3,172,198	5,369,316

Total Other non-financial Liabilities, current	47,808,861	78,316,560

Guarantees deposits	12,996,253	13,363,961
Prepaid Commissions	46,853,181	52,538,040
Other	5,625,256	5,007,298

Total Other non-financial Liabilities, non-current	65,474,690	70,909,299

21	Current provisions for employee benefits

21.1	Vacations and bonuses

The composition of this item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Employees’ vacation	56,440,586	49,808,855
Income sharing and bonuses	40,256,284	28,991,005

Total current provisions for employee benefits	96,696,870	78,799,860

The amount of accumulated liabilities for vacations is calculated in accordance with current Chilean legislation on an accrual basis. The bonuses relate to the amount that is paid the following year with respect to compliance with annual targets, which can be estimated reliably.

21.2	Other employee benefits

a)	Description and conditions

The Group contributes to a post-employment and retirement benefit plans in Brazil, which are accounted for as defined benefit plan. These plans entitle the employees to receive certain benefits and pension payments after the respective vesting periods are fulfilled. The benefits on which the Group contributes are as follows:

Benefits	Conditions

Retirement pension	Retirement at age 60 and 5 years of service.

Pension due to an early retirement	Retirement at age 55 and 5 years of service.

Pension due to disability	1 year of service

Death benefits	1 year of service

Other benefits	Retirement at age 55 and 5 years of service.

Death pension	1 year of enrollment in the benefit plan

The defined benefit plan expose the Group to actual risks, such as longevity risk, currency risk, interest rate risk and market (investment) risk.

b)	Funding

The Group has two types of benefit plans in Brazil; a) benefit plan in which employees contribute, and b) benefits in which employees don’t make any contributions:

For plans in which the employees contribute: the contribution is conditioned to the formal adherence to the plan, the employees contribute with a 6% limit of their monthly salary, receiving in exchange an equal contribution from the employer (Cencosud Brazil). Furthermore, the employee receives a return from the plan asset.

Plan assets:

	December 31, 2013				December 31, 2012
Suppliers	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Investment funds – fixed income	1,484,828		—	1,484,828	2,010,480	—	—
Investments funds - Equity	445,777		—	445,777	645,510	—	—

c)	Movement in net defined benefit (asset) liability

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
Movements	ChTh$	ChTh$	ChTh$	ChTh$	ChTh$	ChTh$
	2013	2012	2013	2012	2013	2012
Balance at January 1	3,035,810	—	(2,692,991)	—	342,819	—
Service cost	1,250,854	81,432	—	—	1,728,022	81,432
Past service credit			—	—	—	—
Interest cost (Income)	263,488	—	(245,459)	(206,217)	18,029	(206,217)
Included in profit of loss	1,514,342	81,432	(245,459)	(206,217)	1,746,051	(124,785)
Re-measurement loss (gain):
Actuarial loss (gain)
Demographic assumptions	(44,223)	—	—	—	(44,223)	—
Financial assumptions	(779,221)	—	—	—	(779,221)	—
Experience adjustment	(1,844,365)	2,954,378	—	—	(1,844,365)	2,954,378
Return on plan assets	—	—	1,767,333	(2,161,523)	1,265,089	(2,161,523)
Exchange rates	(25,076)				—	—
Included in OCI	(2,692,885)	2,954,378	1,767,333	(2,161,523)	(1,402,720)	792,855
Contributions paid by employer	6,808	—	(759,489)	(325,250)	(752,681)	(325,250)
Benefits paid	—	—	—	—	—	—
Other	6,808	—	(759,489)	(325,250)	(752,681)	(325,250)
Balance at December 31	1,864,075	3,035,810	(1,930,606)	(2,692,990)	(66,531)	342,820

d)	Actuarial assumptions

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages):

Assumptions	31/12/2013	31/12/2012
Discount rate	12.10%	8.53%

e)	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

December 31, 2013	Defined benefit obligation
	Increase ThCh$	Decrease ThCh$
Discount rate (0.5% movement)	(125,583)	139,265

22	Other current and non-current non-financial assets

The composition of the item as of December 31, 2013 and 2012 is as follows:

	As of December 31,
Other non-financial assets, current	2013	2012
	ThCh$	ThCh$
Lease guarantees	4,142,481	3,405,540
Pre-paid rent	2,537,929	3,780,197
Pre-paid insurance	4,888,501	3,205,079
Other	36,582	82,739

Total	11,605,493	10,473,555

	As of December 31,
Other non-financial assets, non-current	2013	2012
	ThCh$	ThCh$
Lease guarantees	7,504,543	7,362,011
Pre-paid rent	29,882,006	29,245,588
Other	876,788	1,672,233

Total	38,263,337	38,279,832

The fair value for the non-financial assets equals their carrying value as of December 31, 2013 and 2012. As of December 31, 2013 and 2012, no significant differences exists between the carrying value of non-financial assets and their fair value.

23	Net equity

The objectives of the Cencosud Group regarding capital management are to safeguard its capacity to continue as a going concern, ensuring appropriate returns for its shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

Capital management

The Group’s objective regarding capital management is to safeguard the capacity to continue ensuring appropriate returns for the shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

In line with the industry, the Cencosud Group monitors its capital using the leverage ratio. This ratio is calculated by dividing net financial debt by total capital. Net financial debt corresponds to total indebtedness (including current and non-current debt) less cash and cash equivalents. Total capital corresponds to total equity as shown in the consolidated statement of financial position plus net debt.

	As of December 31,
Other non-financial assets, non-current	2013	2012
	ThCh$	ThCh$
Total borrowings (note 17)	2,957,140,839	3,538,632,155
Less: Cash and cash equivalents (Note 5)	(171,711,625)	(237,720,805)
Less: Other financial assets	(141,989,298)	(109,174,092)
Cash and cash equivalents- Banco Paris (Note 28.10)	15,352,349	12,229,589
Less: Other financial assets – Banco Paris (Note 28.10)	(201,667,118)	(174,286,546)

Net debt	2,457,125,147	3,029,680,301

Total equity	4,261,367,089	3,412,211,744
Leverage ratio	0.58	0.89

In accordance with the above, the Cencosud Group has combined different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

As part of the finance strategy, the Group will continue seeking to extend the payments terms and shift focus to the operations through the refinancing of liabilities in the forthcoming periods with the ultimately purpose of deleveraging the Group.

23.1	Paid-in capital

As of December 31, 2013, the authorized, subscribed and paid-in capital amounts were ThCh$ 2,321,380,936 (ThCh$1,551,811,762 as of December 31, 2012).

23.2	Subscribed and paid shares

As of June 22, 2012, the Company proceeded to increase the authorized Capital through the issuance of 270,000,000 shares, without a par value and in a unique series, as agreed at the shareholders meeting held on April 29, 2011 which complemented and modified preliminary agreements made at extraordinary shareholders meetings on March 1 and May 15 of 2012. 27,000,000 shares out of the capital increase were set aside to offer them in a stock option plan for the Company’s upper management.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$ 3,555.56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and 183,507,000 shares were issued in the local market in Chile.

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 shares in one series and without a par value. 10% out of the total issuance was set aside to offer them in a stock option plan for employees. The remaining of the shares was offered to the Company’s shareholders.

The following tables show the movement of the authorized and the issued and fully paid shares described above between January 1, 2012 and December 31, 2013

Movement of authorized shares	No of shares
Authorized shares as of January 1, 2012	2,304,015,016

Capital increase as of June 22, 2012	92,309,978
Capital increase as of July 25, 2012	145,642,584
Capital increase as of September 14, 2012	3,028,463
Capital increase as of September 26, 2012	2,018,975
Increase pursuant to stock option plan	27,000,000
Authorized shares as of December 31, 2012	2,574,015,016

Capital increase as of February 28, 2013	5,661,074
Capital increase as of March 13, 2013	290,741,796
Capital increase as of March 25, 2013	3,286,076
Increase pursuant to stock option plan	33,298,771
Decrease due to unsubscribed Capital in 2013	(17,979,999)

Authorized shares as of December 31, 2012	2,889,022,734

Movement in issued and fully paid shares
Paid shares as of January 1, 2012	2,264,103,215

Capital increase as of June 22, 2012	92,309,978
Capital increase as of July 25, 2012	145,642,584
Capital increase as of September 14, 2012	3,028,463
Capital increase as of September 26, 2012	2,018,975
Paid shares as of December 31, 2012	2,507,103,215

Capital increase as of February 28, 2013	5,661,074
Capital increase as of March 13, 2013	290,741,796
Capital increase as of March 25, 2013	3,286,076
Exercise of stock option	21,931,802

Paid shares as of December 31, 2013	2,828,723,963

As of December 31, 2013, 60,298,771 issued shares were pending of subscription and payment, of which 27,000,000 and 33,298,771 will expire on April 29th and November 20th of 2017, respectively.

As of December 31, 2012, 69,911,801 issued shares were pending of subscription and payment, of which 39,911,801 expired on April 25, 2012 and 27,000,000 will expire on April 29, 2017.

23.3	Dividends

The dividend distribution policy adopted by Cencosud S.A. establishes the payment of dividends of 30% of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

The shareholders’ meeting held on April 26, 2013 approved to pay a minimum dividend amounting to ThCh$ 58,269,234 (Ch$20.59906). This dividend was paid in May 15, 2013.

The shareholders’ meeting held on April 2, 2012 approved to pay a minimum dividend amounting to ThCh$ 53,259,383 (Ch$23.52339). This dividend was paid in May 4, 2012.

On September 15th, 2013, the Board of Directors agreed on distributing a interim dividend of Ch$8 per share in relation to the profits of 2013. This dividend was paid on December 10, 2013

The company recorded a minimum dividend by ThCh$ 24,042,737 at December 31, 2013 (ThCh$ 57,749,049 at December 31, 2012) (see note 20). The total charge to equity as of December 31, 2013 was ThCh$ 53,192,713 (ThCh$ 57,645,821as of December 31, 2012).

23.4	Reserves

The initial Balance is mainly due to the inflation adjustment reversal recorded under IFRS first adoption (transition date to IFRS on January 1, 2009). The ThCh$ 92,991,292 indudes the effects of the purchase option (call) and put option (put) termination between Cencosud S.A. and UBS A.G. London Branch.

The movements of other Reserves and Changes in ownership interest were as follows:

Movements of reserves between January 1, 2013 and December 31, 2013 are as follows:

Reserve movement	Translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves
Initial balance current period January 1, 2013	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)
Change in equity
Other comprehensive income	(153,341,863)	(2,789,482)	925,796	—	—	(155,205,549)
Transfer to (from) retained earnings	—	—	—	3,743,479	—	3,743,479
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	—	—	—	—	(404,131)	(404,131)

Total changes in equity	(153,341,863)	(2,789,482)	925,796	3,743,479	(404,131)	(151,866,201)

Closing balance of current year, December 31, 2013	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)

In 2013, the Group acquired the remaining interest of Cencosud Argentina S.A., for a consideration higher than the book value of the investment accounted for under the equity method. As a result, the Group presented this adjustment as a movement of other reserve in the statement of equity amounting to ThCh$ 404,131.

Movements of reserves between January 1, 2012 and December 31, 2012 are as follows:

Reserve movement	Currency translation	Hedging reserves	Actuarial gain (loss) reserves	Shared based payments reserves	Other reserves	Total reserves
Initial balance current period January 1, 2012	(233,050,928)	9,825,606	—	4,595,125	15,907,719	(202,722,478)
Change in equity
Other Comprehensive income	(228,923,360)	13,489,862	(523,284)	—	—	(215,956,782)
Increase (decrease) due to transfers and other changes in equity					92,991,291	92,991,291
Transfer to (from) retained earnings.	—	—	—	2,297,560	—	2,297,560
Increase (decrease) from changes in ownership interest in subsidiaries that do not result in loss of control	—	—	—	—	(160,974,000)	(160,974,000)

Total changes in equity	(228,923,360)	13,489,862	(523,284)	2,297,560	(67,982,709)	(281,641,931)

Closing balance of current year, December 31, 2012	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)

a)	Currency translation reserve: This item includes the exchange rate differences resulting from the conversion of the financial statement of all subsidiaries from their functional currency into the presentation currency of the Group.

b)	Hedging reserves: This reserve includes the effect of the changes in the fair value of certain financial instruments used as cash flow hedges and deemed as effective. These reserves are transferred to income in the period at the end of the life of the instruments’ contracts when the hedged cash flow was realized.

c)	Other reserves: The initial balance shows the effect of the elimination of price-level restatement of book-basis capital under IFRS for the transition year. In 2013, no significant changes were observed.

d)	Actuarial gain (loss) reserve: This reserve is composed of the actuarial gains (losses) and the effect from the return on the pension plan asset that have been recognized over the past two years in relation to the Company’s pension plan in Brazil.

e)	Other reserves: This reserve has not shown any transactions during 2013 year.

On June 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, the Company and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties. As a result of the termination of these contracts and the exercise of the call option, the Company paid ThCh$ 242,681,460 for the 38.6062% interest in Jumbo Retail Argentina. The accounting effects of this decision are recognized in equity under “other reserves”, as follows:

ThCh$
Purchase price	242,681,460
Non-controlling interests acquired	(81,707,460)

Total due to non-controlling interest acquired	160,974,000

Call option asset	(147,470,592)
Put option liability	240,461,884

Total due to options	92,991,292

23.5	Non-controlling interest

Details of the non-controlling shares as of December 31, 2013 and 2012 are as follows:

	Non- controlling Interest Dec 31,	Non- controlling Interest Dec 31,	As of December 31,
	2013	2012	2013	2012
Company	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00010	0.00010	355	229
Cencosud Internacional Ltda.	0.00433	0.00433	52,288	57,892
Costanera Center S.A.	0.00004	0.00004	5	6
Mercado Mayorista P y P Ltda.	10.00000	10.00000	93,871	93,589
Easy S.A.	0.42500	0.42500	421,966	205,874
Comercial Food and Fantasy Ltda.	10.00000	10.00000	(60,110)	(78,606)
Administradora del Centro Comercial
Alto Las Condes Ltda.	55.00000	55.00000	(686,033)	(395,225)
Cencosud Retail S.A.	0.00039	0.00039	228,840	236,856
Jumbo Retail Argentina S.A.	0.07700	0.07700	48,904	147,419
Cencosud Argentina S.A.(*)	0.00000	0.08302	—	409,565
Total			100,086	677,599

(*)	During the 2013 year, the Group acquired the remaining interest of this subsidiary.

Details of the non-controlling interests are as follows, for the years ended December 31, are as follows:

	Non- controlling Interest	Non- controlling interest	Non- controlling interest		Results
	2013	2012	2011	2013	2012	2011
Company	%	%	%	ThCh$	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00010	0.00010	0.00010	51	35	21
Cencosud Internacional Ltda.	0.00433	0.00433	0.00433	2,346	3,372	5,853
Costanera Center S.A.	0.00004	0.00004	0.00004	(1)	(2)	(4)
Mercado Mayorista P y P Ltda.	10.00000	10.00000	10.00000	282		(1,476)
Easy S.A.	0.42500	0.42500	0.42500	71,558	43,190	30,214
Comercial Food and Fantasy Ltda.	10.00000	10.00000	10.00000	17,801	43,694	(24,608)
Administradora del Centro Comercial
Alto Las Condes Ltda.	55.00000	55.00000	55.00000	(290,808)	(340,401)	(174,794)
Cencosud Retail S.A.	0.00039	0.00039	0.04435	33,845	39,914	46,229
Jumbo Retail Argentina S.A.	0.07700	0.07700	38.68320	(627)	3,002,758	10,613,039
Cencosud Argentina S.A.	0.00000	0.08302	0.08302	—	57,955	64,782

Total				(165,553)	2,850,515	10,559,256

On June 29 2012, Cencosud S.A., acquired 38.6062% of Jumbo Retail S.A. shares from UBS, which resulted in a non-controlling interest of 0.077%.

24	Income

The breakdown of ordinary income is as follows:

	For the year ended December 31,
Income by nature	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Sale of goods	9,829,313,975	8,682,771,449	7,195,684,554
Services rendered (**)	301,842,147	268,154,751	220,226,796
Commission(*)	32,325,103	26,647,499	26,447,796
Interests income	177,558,602	171,503,408	162,447,227
Income from discontinued operation	(206,881,617)	(223,726,231)	(222,560,370)

Total	10,134,158,210	8,925,350,876	7,382,246,003

(*)	Includes revenues from insurance brokerage, travel agencies, family entertainment centers and customer loyalty program.
(**)	Includes lease revenues from Shopping Centers

100% of the sales made in each country where the Group operates are received in local currency.

25	Breakdown of significant results

The items by function from the Statements of Income are described as follows in 25.1, 25.2 and 25.3.

Expenses by nature of integral income by function	For the year ended December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Cost of sales	7,311,731,926	6,464,234,047	5,363,312,803
Distribution cost	23,931,088	20,233,594	15,016,898
Administrative expenses	2,194,028,054	1,866,131,501	1,461,714,388
Other expenses by function (*)	152,142,053	162,024,745	126,150,205

Total	9,681,833,121	8,512,623,887	6,966,194,294

(*)	Mainly includes marketing expenses.

25.1	Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the year ended December 31
Expenses by nature	2013	2013	2013	2012	2012	2012	2011	2011	2011
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cost of goods sold	7,148,156,441	(339)	7,148,156,102	6,318,469,948	(7,397)	6,318,462,551	5,242,789,902	107	5,242,790,009
Other cost of sales	223,392,156	(59,816,332)	163,575,824	229,361,825	(83,590,329)	145,771,496	192,126,736	(71,603,942)	120,522,794
Personnel expenses	1,340,881,800	(36,865,744)	1,304,016,056	1,157,677,464	(36,533,768)	1,121,143,696	903,313,471	(33,608,808)	869,704,663
Depreciation and amortization	189,037,674	(2,461,658)	186,576,016	141,450,398	(2,509,579)	138,940,819	120,174,307	(2,676,187)	117,498,120
Distribution cost	23,931,088	—	23,931,088	20,233,594	—	20,233,594	15,017,899	(1,001)	15,016,898
Other expenses by function	182,307,997	(30,165,944)	152,142,053	176,173,759	(14,149,014)	162,024,745	140,400,227	(14,250,022)	126,150,205
Utilities and other store related expenses	114,344,589	(222,353)	114,122,236	100,303,114	(318,917)	99,984,197	82,692,345	(241,887)	82,450,458
Cleaning	68,896,478	(82,157)	68,814,321	53,155,225	(78,592)	53,076,633	43,266,099	(69,871)	43,196,228
Safety and security	62,504,253	(69,719)	62,434,534	53,810,657	(65,736)	53,744,921	42,915,213	(50,924)	42,864,289
Maintenance	79,075,709	(1,504,859)	77,570,850	66,987,807	(797,014)	66,190,793	52,649,260	(820,258)	51,829,002
Professional fees	81,475,579	(3,865,736)	77,609,843	77,198,032	(2,398,781)	74,799,251	34,812,393	(1,694,189)	33,118,204
Bags for Customers	31,457,921	—	31,457,921	30,774,898	—	30,774,898	27,299,462	—	27,299,462
Credit card commission	81,305,782	—	81,305,782	77,472,181	(1,042,041)	76,430,140	63,895,227	(341,289)	63,553,938
lease	168,801,648	(1,361,988)	167,439,660	153,089,337	(2,343,848)	150,745,489	121,693,558	(1,551,123)	120,142,435
Other	36,420,431	(13,739,596)	22,680,835	13,494,998	(13,194,334)	300,664	21,244,043	(11,186,454)	10,057,589

Total	9,831,989,546	(150,156,425)	9,681,833,121	8,669,653,237	(157,029,350)	8,512,623,887	7,104,290,142	(138,095,848)	6,966,194,294

25.2	Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the year ended December 31
Personal Expenses	2013	2013	2013	2012	2012	2012	2011	2011	2011
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	1,047,414,483	(25,415,529)	1,021,998,954	916,346,146	(27,065,394)	889,280,752	711,107,739	(24,038,629)	687,069,110
Short-term employee benefits	254,831,463	(9,629,166)	245,202,297	218,779,750	(8,194,898)	210,584,852	172,828,409	(8,404,261)	164,424,148
Termination benefits	38,635,854	(1,821,049)	36,814,805	22,551,568	(1,273,476)	21,278,092	19,377,323	(1,165,918)	18,211,405

	1,340,881,800	(36,865,744)	1,304,016,056	1,157,677,464	(36,533,768)	1,121,143,696	903,313,471	(33,608,808)	869,704,663

25.3	Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

		For the year ended December 31
Depreciation and amortization	2013	2013	2013	2012	2012	2012	2011	2011	2011
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	173,650,390	(1,175,626)	172,474,764	131,470,020	(1,252,233)	130,217,787	108,824,680	(2,139,408)	106,685,272
Amortization	15,387,284	(1,286,032)	14,101,252	9,980,378	(1,257,346)	8,723,032	11,349,627	(536,779)	10,812,848

Total	189,037,674	(2,461,658)	186,576,016	141,450,398	(2,509,579)	138,940,819	120,174,307	(2,676,187)	117,498,120

25.4	Other gains (losses)

	For the year ended December 31
Other gains ( losses)	2013	2013	2013	2012	2012	2012	2011	2011	2011
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales of Property, plant and equipment	—	—	—	7,184,649	—	7,184,649	—	—	—
UBS Call Option	—	—	—	(16,258,777)	—	(16,258,777)	(18,768,191)	—	(18,768,191)
Insurance claims (*)	2,203,829	—	2,203,829	—	—	—	—	—	—
Fair value derivatives	29,531,125	(16,000)	29,515,125	4,308,000	(33,663)	4,274,337	—	32,089	32,089
Commission under operational agreement	—	—	—	—	—	—	4,223,587	—	4,223,587
Other Net Gains and Losses	(5,353,082)	—	(5,353,082)	(2,603,227)	—	(2,603,227)	1,886,016	—	1,886,016

Total	26,381,872	(16,000)	26,365,872	(7,369,355)	(33,663)	(7,403,018)	(12,658,588)	32,089	(12,626,499)

(*)	These insurance recoveries relate to the earthquake affecting the operations in Talcahuano, Chile in 2010, and damages of certain stores in Santiago, Chile due to a fire in 2012.

25.5	Other operating income

	For the year ended December 31
Other operating income	2013	2013	2013	2012	2012	2012	2011	2011	2011
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sell Carton & Wraps	3,178,983	—	3,178,983	2,983,358	—	2,983,358	5,664,678	—	5,664,678
Recovery of fees	1,271,807	—	1,271,807	956,947	—	956,947	862,165	—	862,165
Increase on revaluation of investment properties	95,110,013	—	95,110,013	98,633,366	—	98,633,366	72,797,791	—	72,797,791
Other Income	9,153,179	(422,737)	8,730,442	4,536,399	(99,278)	4,437,121	5,803,243	(20,949)	5,782,294

Total	108,713,982	(422,737)	108,291,245	107,110,070	(99,278)	107,010,792	85,127,877	(20,949)	85,106,928

25.6	Financial results

The following is the financial income detailed for the periods ended:

				For the year ended December 31
Other gains (losses)	2013	2013	2013	2012	2012	2012	2011	2011	2011
		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation		Discontinued operation	Continued Operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial income from cash flow hedging	25,010	—	25,010	267,370	—	267,370	948,151	—	948,151
Other finance income	5,829,603	144,562	5,974,165	7,843,098	120,992	7,964,090	10,035,950	(271,119)	9,764,831

Financial income	5,854,613	144,562	5,999,175	8,110,468	120,992	8,231,460	10,984,101	(271,119)	10,712,982

Bank loan expenses	(137,975,837)	13,100,402	(124,875,435)	(120,611,344)	11,245,751	(109,365,593)	(68,858,210)	9,288,774	(59,569,436)
Bond debt expenses	(90,072,133)	21,728,421	(68,343,712)	(61,010,164)	21,145,658	(39,864,506)	(57,053,521)	19,079,545	(37,973,976)
Interest on bank loans	(13,389,526)		(13,389,526)	(11,487,735)		(11,487,735)	(7,407,777)		(7,407,777)
Valuation of financial derivatives expenses	(17,247,078)		(17,247,078)	(17,912,867)		(17,912,867)	(10,816,223)		(10,816,223)

Financial Expenses	(258,684,574)	34,828,823	(223,855,751)	(211,022,110)	32,391,409	(178,630,701)	(144,135,731)	28,368,319	(115,767,412)

Results from UF indexed bonds in Chile	(13,879,380)	2,074,458	(11,804,922)	(16,126,911)	2,377,697	(13,749,214)	(24,867,764)	3,647,690	(21,220,074)
Results from UF indexed Brazil	(6,957,024)		(6,957,024)	(9,391,256)		(9,391,256)	(6,420,766)		(6,420,766)
Results from UF indexed Other	(123,183)		(123,183)	(397,282)		(397,282)			—

(Losses) gains from indexation	(20,959,587)	2,074,458	(18,885,129)	(25,915,449)	2,377,697	(23,537,752)	(31,288,530)	3,647,690	(27,640,840)

Financial debt IFC-ABN Argentina	(4,821,735)	—	(4,821,735)	(5,468,763)		(5,468,763)	(5,466,649)		(5,466,649)
Bond debt USA and Peru	(26,103,769)	9,274,498	(16,829,271)	(2,276,453)	(8,928,180)	(11,204,633)	(6,159,487)	11,639,364	5,479,877
Financial debt Peru	(3,830,530)	395,038	(3,435,492)	1,121,237	(444,564)	676,673	1,750,021	(186,156)	1,563,865
Financial assets and Financial debt—Colombia	32,577	—	32,577	3,944,181	—	3,944,181	—	—	—

Exchange difference ,,	(34,723,457)	9,669,536	(25,053,921)	(2,679,798)	(9,372,744)	(12,052,542)	(9,876,115)	11,453,208	1,577,093

Financial results total	(308,513,005)	46,717,379	(261,795,626)	(231,506,889)	25,517,354	(205,989,535)	(174,316,275)	43,198,098	(131,118,177)

26	Corporate income tax

The corporate income tax expense on continuing operations amounts to ThCh$ 94,068,463 ThCh$ 92,225,788 and ThCh$ 111,304,551, for the periods according to the following detail:

Expenses (income) due to income tax, current and deferred portions (presentation)	For the year ended December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Current tax expense	68,701,274	82,748,194	82,386,901
Adjustments to income tax of the prior period		—	—

Total current tax expenses, Net	68,701,274	82,748,194	82,386,901

Deferred tax income (expense) due to taxes arising from the creation and reversal of temporary differences	18,714,831	21,118,918	25,757,361
Deferred expenses (income) due to taxes arising from the changes in tax rates or new rates	6,652,358	(11,641,324)	3,160,289

Total deferred tax expenses, net	25,367,189	9,477,594	28,917,650

Tax expense on continuing operations	94,068,463	92,225,788	111,304,551

Expenses (income) due to income tax, by source (national, foreign) (presentation)	For the year ended December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Current income tax expense, Net, Foreign	52,504,750	70,950,015	59,211,226
Current income tax expense, Net, Local	44,920,056	11,798,179	23,175,675

Current income tax expense, Net, Total	97,424,806	82,748,194	82,386,901

Deferred income tax expense, Net, Foreign	(9,836,201)	(15,214,306)	22,814,635
Deferred income tax expense, Net, Local	6,479,858	24,691,900	6,103,015

Deferred income tax expense, Net, Total	(3,356,343)	9,477,594	28,917,650

Tax Expense on continuing operations	94,068,463	92,225,788	111,304,551

The tax expense on continuing operations excludes the tax expense from the discontinued operation of ChTh$2,089,310 for the year ended December 31, 2013 (Dec 2012: 8,262,494 and Dec 2011: 8,251,057), see note 34.

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

Reconciliation of income tax expense using the statutory rate to income tax expense using the effective rate	For the periods
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Income tax expense using the legal rate	65,140,066	59,435,560	75,890,221

Tax effect of rates in other territories	19,661,979	24,183,407	33,575,867
Non-taxable expenses	6,180,072	15,447,183	9,327,074
Non-taxable income	—	8,103,282	—
Tax Effect of changes in tax rates	6,652,358	(11,641,323)	3,160,289
Effect of share of profit of equity-accounted investee.	(2,024,785)	(1,108,276)	(5,783,010)
Price level restatement under tax law	(4,703,865)	(3,853,610)	(4,593,569)
Changes in estimates related to prior years	3,162,638	1,659,565	(272,321)

Adjustments to tax expenses using the legal rate, total	28,928,397	32,790,228	35,414,330

Income tax expense using the effective rate	94,068,463	92,225,788	111,304,551

a)	Tax losses:

The Company has deferred assets for tax losses arising from the different countries where it has investments. These arise mainly in the retail and real estate areas, both in Chile and abroad. For the tax losses carry-forward, there are no limits regarding their usage in all jurisdictions where the Group operates, the realization of tax losses is estimated based on the Group future projections.

These losses are in countries where they have no time limit and their reversal is estimated as projected future revenues as increasing.

b)	Reversal of asset and liability timing differences:

The reversal of asset and liability timing differences is directly related to the nature of the asset and liability accounts generating these differences. There is no set term for the reversal of timing differences, due to the reversal of some and the origin of others.

c)	Rate of income tax.

The current income tax rate in Chile that affects the company is 20% for the year 2013, modified in 2012 from 18,5% to 20% as a result of a modification of the existing tax laws. The rates that affect its foreign subsidiaries are: 35% in Argentina, 33% in Colombia, 30% in Peru and 34% in Brazil. For Colombia, this current rate was modified from 33% to 34% and enacted in 2013.

d)	Deferred taxes not recognized.

The Company has no unrecognized deferred taxes as of the date of these financial statements.

27	Earnings per share

The basic earnings per share is calculated dividing the profits attributable to the Company shareholders among the weighted average of the common shares circulating during the year, excluding any common shares acquired by the Company and held as treasury shares.

	For the year ended December 31,
Basic Earnings per Share	2013	2012	2011
Profit from continuing operations attributable to controlling shareholders	241,573,109	216,911,336	241,328,714
Profit from discontinued operations attributable to controlling shareholders	8,357,240	33,047,279	33,004,227

Available income for common shareholders, basic	249,930,349	249,958,615	274,332,941

Weighted average of share number, basic	2,762,910,986	2,327,518,639	2,264,103,215
Earnings per share from continued operations, basic	87.4	93.2	106.6
Earnings per share from discontinued operations, basic	3.0	14.2	14.6

The diluted earnings per share are calculated dividing the profits attributable to the Company’s shareholders by the weighted-average of common shares that would be issued if all common shares were converted with diluting effects.

	For the year ended December 31,
Basic Earnings per Share, diluted	2013	2012	2011
Profit from continuing operations attributable to controlling shareholders	241,573,109	216,911,336	241,328,714
Profit from discontinued operations attributable to controlling shareholders	8,357,240	33,047,279	33,004,227

Available income for common shareholders, diluted	249,930,349	249,958,615	274,332,941

Weighted average of share number, diluted	2,783,287,215	2,350,018,639	2,286,603,215
Earnings per share from continued operations, diluted	86.8	92.3	105.5
Earnings per share from discontinued operations, diluted	3.0	14.1	14.4

The diluted earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average of common shares that would be issued on the conversion of all dilutive potential ordinary shares are dilutive.

	For the year ended December 31,
Reconciliation of basic and diluted shares	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Weighted average number of shares, basic	2,762,910,986	2,327,518,639	2,264,103,215
Increase in shares from share-based compensation plans	20,376,229	22,500,000	22,500,000

Weighted average number of shares, diluted	2,783,287,215	2,350,018,639	2,286,603,215

28	Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

Amended presentation for discontinued operations:

As discussed in Note 2.1, these consolidated financial statements have been re-presented to retroactively present the Subject Companies as discontinued operations. As such, the following segment information has also been re-presented to exclude the Subject Companies from the Financial services segment and to present them as discontinued operations remaining forty-nine percent (49%) owned by Cencosud as indicated in the Framework Agreement further explained in noted 2.1.

28.1	Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

28.2	Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the years ended December 31, 2013, 2012 and 2011 in thousands of Chilean pesos, is the following:

Regional information, by segment
Consolidated statement of income	Supermarkets	Shopping	Home	Department	Financial	Support	Continuing operations	Discontinued
		Centers	improvement	stores	services	services, financing, adjustments and other	total	Operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the year ended December 31, 2013
Revenues from ordinary activities	7,682,064,417	205,331,757	1,176,889,876	970,359,682	81,651,184	17,861,294	10,134,158,210	206,881,617
Cost of sales	(5,770,070,404)	(23,340,760)	(787,402,395)	(701,529,624)	(25,937,848)	(3,450,895)	(7,311,731,926)	(59,816,671)

Gross Margin	1,911,994,013	181,990,997	389,487,481	268,830,058	55,713,336	14,410,399	2,822,426,284	147,064,946

Other revenues by function	12,112,591	95,201,988	238,535	225,651		512,480	108,291,245	422,737
Sales, general and administrative expenses	(1,636,018,294)	(38,231,161)	(309,684,052)	(245,331,298)	(15,666,959)	(125,169,431)	(2,370,101,195)	(90,339,754)
Financial expenses and income, net	—	—	—	—	—	(217,856,576)	(217,856,576)	(34,973,385)
Participation in profit or loss of equity method associates	165,512	10,123,927	—	—	—	—	10,289,439	—
Exchange differences	—	—	—	—	—	(25,053,921)	(25,053,921)	(9,669,536)
(Losses) from Indexation	—	—	—	—	—	(18,885,129)	(18,885,129)	(2,074,458)
Other earnings (Losses), net	—	—	—	1,029,785	—	25,336,087	26,365,872	16,000
Income tax charge	—	—	—	—	—	(94,068,463)	(94,068,463)	(2,089,310)

Profit (loss)	288,253,822	249,085,751	80,041,964	24,754,196	40,046,377	(440,774,554)	241,407,556	8,357,240

Profit (loss) from continuing operations	288,253,822	249,085,751	80,041,964	24,754,196	40,046,377	(440,774,554)	241,407,556	—

Profit (loss) from discontinued operations attributable to owners of the Company	—	—	—	—	—	—	—	8,357,240

Profit (loss) of attributable to non-controlling interest	—	—	—	—	—	165,553	165,553	—

Profit for the year attributable to controlling shareholders, Total	288,253,822	249,085,751	80,041,964	24,754,196	40,046,377	(440,609,001)	241,573,109	8,357,240

Depreciation and amortization	130,205,423	3,949,574	19,481,127	24,609,973	1,776,078	6,553,841	186,576,016	2,461,658

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
For the year ended December 31, 2012
Revenues from ordinary activities	6,733,610,368	172,103,636	1,063,086,246	886,074,835	58,453,967	12,021,824	8,925,350,876	223,726,231
Cost of sales	(5,057,477,386)	(27,212,848)	(711,500,077)	(644,667,874)	(21,081,862)	(2,294,000)	(6,464,234,047)	(83,597,726)

Gross Margin	1,676,132,982	144,890,788	351,586,169	241,406,961	37,372,105	9,727,824	2,461,116,829	140,128,505

Other revenues by function	7,095,688	98,906,148	102,797	315,626	0	590,533	107,010,792	99,278
Sales, general and administrative expenses	(1,368,788,836)	(26,739,071)	(278,043,349)	(221,491,769)	(46,803,305)	(106,523,510)	(2,048,389,840)	(73,431,624)
Financial expenses and income, net	—	—	—	—	—	(170,399,241)	(170,399,241)	(32,512,401)
Participation in profit or loss of equity method associates	98,335	5,643,512	—	—	0	(99,436)	5,642,411	(2,695)
Exchange differences	—	—	—	—	—	(12,052,542)	(12,052,542)	9,372,744
(Losses) from Indexation	—	—	—	—	—	(23,537,752)	(23,537,752)	(2,377,697)
Other earnings (Losses), net	—	—	—	—	—	(7,403,018)	(7,403,018)	33,663
Income tax charge	—	—	—	—	—	(92,225,788)	(92,225,788)	(8,262,494)

Profit (loss)	314,538,169	222,701,377	73,645,617	20,230,818	(9,431,200)	(401,922,930)	219,761,851	33,047,279
Profit (loss) from continuing operations	314,538,169	222,701,377	73,645,617	20,230,818	(9,431,200)	(401,922,930)	219,761,851
Profit (loss) from discontinued operations attributable to owners of the Company								33,047,279
Profit (loss) of attributable to non-controlling interest						(2,850,515)	(2,850,515)
Profit for the year attributable to controlling shareholders, Total	314,538,169	222,701,377	73,645,617	20,230,818	(9,431,200)	(404,773,445)	216,911,336	33,047,279

Depreciation and amortization	89,454,327	2,605,979	17,740,121	22,895,958	954,777	5,289,657	138,940,819	2,509,579

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discontinued operation financial services
For the year ended December 31, 2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	5,556,271,353	129,727,271	948,640,802	690,772,399	45,313,867	11,520,311	7,382,246,003	222,560,370
Cost of sales	(4,177,664,040)	(19,448,911)	(647,337,459)	(499,413,266)	(14,027,932)	(5,421,195)	(5,363,312,803)	(71,603,835)

Gross Margin	1,378,607,313	110,278,360	301,303,343	191,359,133	31,285,935	6,099,116	2,018,933,200	150,956,535

Other revenues by function	7,519,999	76,522,049	184,669	830,854	31,167	18,190	85,106,928	20,949
Sales, general and administrative expenses	(1,086,570,417)	(22,144,624)	(234,196,587)	(162,492,264)	(24,352,750)	(73,092,760)	(1,602,849,402)	(66,524,102)
Financial expenses and income, net	—	—	—	—	—	(105,054,430)	(105,054,430)	(28,097,200)
Participation in profit or loss of equity method associates	48,108	5,735,280	—	—	—	(4,828)	5,778,560
Exchange differences	—	—	—	—	—	1,577,093	1,577,093	(11,453,208)
(Losses) from Indexation	—	—	—	—	—	(27,640,840)	(27,640,840)	(3,647,690)
Other earnings, net	—	—	—	—	—	(12,658,588)	(12,658,588)
Income tax charge	—	—	—	—	—	(111,304,551)	(111,304,551)	(8,251,057)

Profit (loss)	299,605,003	170,391,065	67,291,425	29,697,723	6,964,352	(322,061,598)	251,887,970	33,004,227
Profit loss from continuing operations	299,605,003	170,391,065	67,291,425	29,697,723	6,964,352	(322,061,598)	251,887,970
Profit loss from discontinued operations attributable to owners of the Company								33,004,227
Non-controlling interest	—	—	—	—		(10,559,256)	(10,559,256)
Profit for the year attributable to controlling shareholders, Total	299,605,003	170,391,065	67,291,425	29,697,723	6,964,352	(332,620,854)	241,328,714	33,004,227

Depreciation and amortization	76,559,436	2,344,118	16,500,774	17,292,116	261,127	4,540,549	117,498,120	2,676,187

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

The financing policy of the Group has been historically being financed and managing these resources through the Company Holding Cencosud S.A. The funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

28.3	Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the year ended December 31, 2013	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	2,227,303,379	112,838,221	448,703,025	955,776,720	0	(1,199,580)	3,743,421,765	206,881,617
Cost of sales	(1,667,850,383)	(6,819,735)	(319,188,084)	(689,359,574)	0	(568,775)	(2,683,786,551)	(59,816,671)

Gross margin	559,452,996	106,018,486	129,514,941	266,417,146	0	(1,768,355)	1,059,635,214	147,064,946
Argentina
Ordinary income, total	1,786,933,136	69,296,509	682,009,977	—	44,739,642	18,871,615	2,601,850,879	—
Cost of sales	(1,245,360,758)	(13,833,170)	(434,482,148)	—	(11,406,064)	(2,742,129)	(1,707,824,269)	—

Gross margin	541,572,378	55,463,339	247,527,829	—	33,333,578	16,129,486	894,026,610	—

Brazil
Ordinary income, total	2,003,897,962	—	—	—	3,983,225	—	2,007,881,187	—
Cost of sales	(1,550,663,330)	—	—	—	—	—	(1,550,663,330)	—

Gross margin	453,234,632				3,983,225	—	457,217,857

Peru
Ordinary income, total	745,469,519	14,555,001	—	14,582,962	25,347,365	189,260	800,144,107
Cost of sales	(565,442,936)	(2,337,166)	—	(12,170,050)	(14,531,784)	(139,991)	(594,621,927)

Gross margin	180,026,583	12,217,835	—	2,412,912	10,815,581	49,269	205,522,180
Colombia
Ordinary income, total	918,460,421	8,642,026	46,176,874	—	7,580,951	—	980,860,272
Cost of sales	(740,752,997)	(350,689)	(33,732,163)	—	—	—	(774,835,849)

Gross margin	177,707,424	8,291,337	12,444,711		7,580,951		206,024,423
Total
Ordinary income, total	7,682,064,417	205,331,757	1,176,889,876	970,359,682	81,651,184	17,861,294	10,134,158,210	206,881,617
Cost of sales	(5,770,070,404)	(23,340,760)	(787,402,395)	(701,529,624)	(25,937,848)	(3,450,895)	(7,311,731,926)	(59,816,671)

Gross margin	1,911,994,013	181,990,997	389,487,481	268,830,058	55,713,336	14,410,399	2,822,426,284	147,064,946

Gross margin by country and segment

For the year ended December 31, 2012	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	2,057,975,971	93,090,583	400,374,671	886,074,835	0	1,125,243	3,438,641,303	223,726,231
Cost of sales	(1,560,271,586)	(8,201,277)	(285,324,555)	(644,667,874)	0	(535,983)	(2,499,001,275)	(83,597,726)

Gross margin	497,704,385	84,889,306	115,050,116	241,406,961	0	589,260	939,640,028	140,128,505

Argentina
Ordinary income, total	1,751,868,719	65,468,487	619,984,596	—	41,237,795	10,588,737	2,489,148,334	—
Cost of sales	(1,235,669,100)	(14,498,868)	(394,867,272)	—	(10,786,532)	(1,697,425)	(1,657,519,197)	—

Gross margin	516,199,619	50,969,619	225,117,324	—	30,451,263	8,891,312	831,629,137	—

Brazil
Ordinary income, total	2,095,104,021	—	—	—	3,675,547	—	2,098,779,568	—
Cost of sales	(1,639,791,932)	—	—	—	—	—	(1,639,791,932)	—

Gross margin	455,312,089	—	—	—	3,675,547	—	458,987,636	—

Peru
Ordinary income, total	713,307,958	12,725,632	—	—	13,115,177	307,844	739,456,611
Cost of sales	(535,329,816)	(4,482,928)	—	—	(10,295,330)	(60,592)	(550,168,666)

Gross margin	177,978,142	8,242,704	—	—	2,819,847	247,252	189,287,945	—

Colombia
Ordinary income, total	115,353,699	818,934	42,726,979	—	425,448	—	159,325,060	—
Cost of sales	(86,414,952)	(29,775)	(31,308,250)	—	—	—	(117,752,977)	—

Gross margin	28,938,747	789,159	11,418,729	—	425,448	—	41,572,083	—

Total
Ordinary income, total	6,733,610,368	172,103,636	1,063,086,246	886,074,835	58,453,967	12,021,824	8,925,350,876	223,726,231
Cost of sales	(5,057,477,386)	(27,212,848)	(711,500,077)	(644,667,874)	(21,081,862)	(2,294,000)	(6,464,234,047)	-83,597,726

Gross margin	1,676,132,982	144,890,788	351,586,169	241,406,961	37,372,105	9,727,824	2,461,116,829	140,128,505

Gross margin by country and segment

For the year ended December 31, 2011	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discomtinued operation finacial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	1,826,056,074	64,500,943	367,482,607	690,772,399	0	(340,328)	2,948,471,695	222,560,370
Cost of sales	(1,392,974,430)	(5,097,011)	(265,945,202)	(499,413,266)	0	(1,679,794)	(2,165,109,703)	(71,603,835)

Gross margin	433,081,644	59,403,932	101,537,405	191,359,133	0	(2,020,122)	783,361,992	150,956,535

Argentina
Ordinary income, total	1,553,663,443	59,661,271	541,777,988	—	31,915,370	8,909,899	2,195,927,971
Cost of sales	(1,107,112,515)	(13,577,531)	(352,609,965)	—	(9,346,562)	(2,677,355)	(1,485,323,928)

Gross margin	446,550,928	46,083,740	189,168,023	—	22,568,808	6,232,544	710,604,043

Brazil
Ordinary income, total	1,552,064,331	—	—	—	4,657,306	—	1,556,721,637	—
Cost of sales	(1,204,385,968)	—	—	—	—	—	(1,204,385,968)	—

Gross margin	347,678,363	—	—	—	4,657,306	—	352,335,669	—

Peru
Ordinary income, total	624,487,505	5,565,057	—	—	8,741,190	2,950,742	641,744,494
Cost of sales	(473,191,128)	(774,370)	—	—	(4,681,369)	(1,064,044)	(479,710,911)

Gross margin	151,296,377	4,790,687	—	—	4,059,821	1,886,698	162,033,583

Colombia
Ordinary income, total	—	—	39,380,206	—	—	—	39,380,206
Cost of sales	—	—	(28,782,293)	—	—	—	(28,782,293)

Gross margin	—	—	10,597,913	—	—	—	10,597,913
Total
Ordinary income, total	5,556,271,353	129,727,271	948,640,802	690,772,399	45,313,867	11,520,311	7,382,246,003	222,560,370
Cost of sales	(4,177,664,040)	(19,448,911)	(647,337,459)	(499,413,266)	(14,027,932)	(5,421,195)	(5,363,312,803)	(71,603,835)
Gross margin	1,378,607,313	110,278,360	301,303,343	191,359,133	31,285,935	6,099,116	2,018,933,200	150,956,535

28.4	Regional information by segment: Total assets

	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	126,285,963	3,943,872	10,264,959	13,349,794	16,384,469	1,482,568	171,711,625
Other financial assets, current	—	—	—	—	—	49,583,940	49,583,940
Other non-financial assets, current	7,138,420	665,031	2,067,224	400,880	400,137	933,801	11,605,493
Trade receivables and other receivables, current	395,781,748	23,946,877	65,976,199	35,618,564	605,228,748	6,895,417	1,133,447,553
Trade receivables due from related parties, current	—	432,303	—	—	—	—	432,303
Inventory, current	665,686,232	—	208,372,176	170,848,219	—	—	1,044,906,627
Income tax receivable, current	10,011,982	2,738,250	1,436,634	2,344,763	822,592	5,443,082	22,797,303

Total current assets	1,204,904,345	31,726,333	288,117,192	222,562,220	622,835,946	64,338,808	2,434,484,844
Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	92,405,358	92,405,358
Other non-financial assets, non-current	—	—	—	—	—	38,263,337	38,263,337
Trade receivables and other receivables, non-current	13,923,011	—	—	—	139,992,578	1,924,223	155,839,812
Equity method investments	1,052,894	48,889,260	—	—	—	—	49,942,154
Intangible assets other than goodwill	128,403,643	—	—	136,427,526	205,608,697	101,181,641	571,621,507
Goodwill	—	—	—	—	—	1,696,040,684	1,696,040,684
Property, plant and equipment	2,342,823,658	160,353,883	332,811,904	252,986,187	6,145,009	6,763,227	3,101,883,868
Investment property	—	1,568,432,058	—	—	—	—	1,568,432,058
Income tax assets, non-current	—	—	—	—	—	53,727,039	53,727,039
Deferred income tax assets	—	—	—	—	—	302,593,552	302,593,552

Total non-current assets	2,486,203,206	1,777,675,201	332,811,904	389,413,713	351,746,284	2,292,899,061	7,630,749,369

Total Assets	3,691,107,551	1,809,401,534	620,929,096	611,975,933	974,582,230	2,357,237,869	10,065,234,213

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2012	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current assets
Cash and cash equivalent	159,679,777	6,598,824	15,714,286	28,605,221	26,119,818	1,002,879	237,720,805
Other financial assets, current	—	—	—	—	—	68,166,868	68,166,868
Other non-financial assets, current	6,549,755	922,765	1,637,436	515,597	128,210	719,792	10,473,555
Trade receivables and other receivables, current	358,810,511	33,329,057	66,128,123	28,921,744	571,164,524	272,846	1,058,626,805
Trade receivables due from related parties, current	—	323,624	—	—	—	—	323,624
Inventory, current	573,625,006	—	195,433,976	141,171,004	—	—	910,229,986
Income tax receivable, current	19,366,170	3,431,897	211,075	2,041,795	983,132	5,235,816	31,269,885
Total current assets	1,118,031,219	44,606,167	279,124,896	201,255,361	598,395,684	75,398,201	2,316,811,528
Non-Current Assets
Other non-financial assets, non-current	—	—	—	—	—	41,007,224	41,007,224
Trade receivables and other receivables, non-current	—	—	—	—	—	38,279,832	38,279,832
Equity method investments	12,035,470	—	—	—	128,319,182	1,951,509	142,306,161
Intangible assets other than goodwill	925,203	41,335,198	—	—	—	—	42,260,401
Goodwill	149,549,363	—	—	136,427,526	205,608,697	63,698,360	555,283,946
Property, plant and equipment	—	—	—	—	—	1,728,262,922	1,728,262,922
Investment property	2,273,548,239	171,683,777	360,605,164	270,923,216	8,188,321	49,579,393	3,134,528,110
Income tax assets, non-current	—	1,471,343,789	—	—	—	—	1,471,343,789
Deferred income tax assets	—	—	—	—	—	4,825,534	4,825,534
	—	—	—	—	—	268,680,396	268,680,396

Total non-current assets	2,436,058,275	1,684,362,764	360,605,164	407,350,742	342,116,200	2,196,285,170	7,426,778,315
Total Assets	3,554,089,494	1,728,968,931	639,730,060	608,606,103	940,511,884	2,271,683,371	9,743,589,843

28.5	Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at December 31, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,378,948,724	43,113,236	247,192,916	204,007,494	65,970,607	18,760,241	1,957,993,218

Regional information by segment Current assets and liabilities at December 31, 2012	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,310,325,495	57,574,132	228,748,697	230,855,777	59,734,593	13,818,625	1,901,057,319

28.6	Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,594,880,919	1,234,539,186	1,483,616,643	1,008,012,702	1,744,184,763	10,065,234,213
Total liabilities	3,609,794,420	696,788,617	658,786,450	394,025,753	444,471,884	5,803,867,124
Net investment	985,086,499	537,750,569	824,830,193	613,986,949	1,299,712,879	4,261,367,089
Percentage of equity	23.1	12.6	19.4	14.4	30.5	100.00
At December 31, 2012
Total assets	4,454,315,307	1,266,718,615	1,397,406,576	895,260,292	1,729,889,053	9,743,589,843
Total liabilities	4,184,663,160	704,020,139	664,303,965	355,619,741	422,771,094	6,331,378,099
Net investment	269,652,147	562,698,476	733,102,611	539,640,551	1,307,117,959	3,412,211,744
Percentage of equity	7.9	16.5	21.5	15.8	38.3	100.00

28.7	Regional information, including intersegments is as follows:

	For the year ended December 31, 2013
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	7,682,064,417	—	7,682,064,417
Shopping	321,500,128	116,168,371	205,331,757
Home Improvement	1,187,795,422	10,905,546	1,176,889,876
Department stores	970,359,682	—	970,359,682
Financial Services	288,532,801	—	288,532,801
Financial Services (discontinued operations)	(206,881,617)		(206,881,617)
Others	17,861,294	—	17,861,294

TOTAL	10,261,232,127	127,073,917	10,134,158,210

	For the year ended December 31, 2012
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	6,733,610,368	—	6,733,610,368
Shopping	274,386,329	102,282,693	172,103,636
Home Improvement	1,071,180,346	8,094,100	1,063,086,246
Department stores	886,074,835	—	886,074,835
Financial Services	282,180,198	—	282,180,198
Financial Services (discontinued operations)	(223,726,231)		(223,726,231)
Others	12,021,824	—	12,021,824

TOTAL	9,035,727,669	110,376,793	8,925,350,876

	For the year ended December 31, 2011
Regional information, by segment	Total segment revenue	Intersegment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	5,556,271,353	—	5,556,271,353
Shopping	227,979,409	98,252,138	129,727,271
Home Improvement	958,067,011	9,426,209	948,640,802
Department stores	690,772,399	—	690,772,399
Financial Services	267,874,237	—	267,874,237
Financial Services (discontinued operations)	(222,560,370)		(222,560,370)
Others	11,520,311	—	11,520,311

TOTAL	7,489,924,350	107,678,347	7,382,246,003

28.8	Non-current assets by country

At December 31, 2013	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	30,922,885	5,928,669	—	1,404,223	7,560	38,263,337
Trade receivables and other receivables	128,147,510	13,997,371	13,694,931	—	—	155,839,812
Equity Method investments	48,889,260	192,079	—	860,815	—	49,942,154
Intangible assets other than goodwill	372,172,379	10,830,938	74,926,954	100,080,155	13,611,081	571,621,507
Goodwill	246,271,648	3,816,863	555,816,040	248,204,885	641,931,248	1,696,040,684
Property Plant and Equipment	1,216,059,698	377,125,449	389,333,433	330,734,647	788,630,641	3,101,883,868
Investment Property	1,204,788,484	198,805,718	—	134,354,573	30,483,283	1,568,432,058
Income tax assets, non-current	42,963,654	756,141	—	—	10,007,244	53,727,039

Non -current assets—Total	3,290,215,518	611,453,228	1,033,771,358	815,639,298	1,484,671,057	7,235,750,459

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2012	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	31,814,006	6,458,266	—	—	7,560	38,279,832
Trade receivables and other receivables	118,852,275	11,518,280	9,894,674	2,040,932	—	142,306,161
Equity Method investments	41,335,198	207,360	—	717,843	—	42,260,401
Intangible assets other than goodwill	375,119,049	2,710,169	68,122,032	101,138,070	8,194,626	555,283,946
Goodwill	183,263,734	4,543,137	586,438,275	249,078,613	704,939,163	1,728,262,922
Property Plant and Equipment	1,344,756,731	461,852,383	327,480,746	311,768,451	688,669,799	3,134,528,110
Investment Property	1,076,383,068	233,206,607	—	129,920,885	31,833,229	1,471,343,789
Income tax assets, non-current	3,372,209	749,322	—	—	704,003	4,825,534

Non-current assets—Total	3,174,896,270	721,245,524	991,935,727	794,664,794	1,434,348,380	7,117,090,695

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

28.9	Consolidated Cash Flow by segment:

Regional information by segment Consolidated Segment Flows at December 31, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued Operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	297,980,105	116,800,693	(11,153,014)	29,766,009	1,250,328	(102,441,199)	332,202,922	62,716,526
Net cash flows from (used in) investing activities	(250,966,957)	(56,305,223)	(27,988,274)	(14,195,064)	(86,090)	40,174,729	(309,366,879)	(11,140,591)
Net cash flows from (used in) financing activities	(50,396,245)	(63,007,924)	34,736,268	(30,826,372)	7,857,712	62,406,390	(39,230,171)	(67,799,205)

Regional information by segment Consolidated Segment Flows at December 31, 2012	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	511,615,028	138,682,474	59,899,058	37,800,248	10,336,932	(90,060,644)	668,273,096	50,441,523
Net cash flows from (used in) investing activities	(1,597,987,512)	(169,430,593)	(30,630,553)	(35,053,881)	1,969	(42,990,865)	(1,876,091,435)	2,523,768
Net cash flows from (used in) financing activities	1,144,256,989	35,772,502	(21,716,322)	11,406,894	21,119,891	133,326,730	1,324,166,684	(78,089,268)

Regional information by segment Consolidated Segment Flows at December 31, 2011	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	374,509,930	109,943,585	68,826,418	43,296,869	12,576,844	-71,539,692	537,613,954	30.124.663
Net cash flows from (used in) investing activities	(250,966,957)	(56,305,223)	(27,988,274)	(14,195,064)	(86,090)	40,174,729	(309,366,879)
Net cash flows from (used in) financing activities	-244,972,415	-224,084,865	-25,845,735	-131,118,878	-8,674,739	12,048,266	-622,648,366	(1.104.514)

28.10	Additions to non-current assets:

As of December 31, 2013		Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	185,955,442	13,119,685	15,953,772	21,905,020	726,912	6,924,556	244,585,387
Intangible asset, other that goodwill	16,598,139	17,128	968,004	1,923,291	3,057,342	14,031,338	36,595,242
Goodwill	—	—	—	—	—	—	—
Investment properties	—	37,900,602	—	—	—	—	37,900,602

Total additions	202,553,581	51,037,415	16,921,776	23,828,311	3,784,254	20,955,894	319,081,231

As of December 31, 2012	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	316,780,246	40,112,736	17,947,342	25,922,027	2,092,519	16,535,516	419,390,386
Property plant and equipment, acquired through a business combination	724,218,712	47,487,088	—	—	—	—	771,705,800
Intangible asset, other that goodwill	12,444,256	221,261	84,799	206,460	2,325,881	3,285,760	18,568,417
Intangible asset, other that goodwill, acquired through a business combination	35,255,359	—	—	—	—	—	35,255,359
Goodwill	806,376,332	—	—	—	—	—	806,376,332
Investment properties	—	95,302,864	—	—	—	—	95,302,864

Total additions	1,895,074,905	183,123,949	18,032,141	26,128,487	4,418,400	19,821,276	2,146,599,158

28.11	Bank statements Paris:

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud S.A. at December 31, 2013 and December 31, 2012.

	As of December 31,
Assets	2013	2012
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	15,352,349	23,896,165
Other financial assets, current	8,785,942	—
Trade receivables and other receivables	129,922,520	101,261,110
Current tax assets	460,086	585,892

Total current assets	154,520,897	125,743,167

Non-current assets
Trade receivable and other receivables, non-current	102,904,388	94,451,338
Receivables from related entities	38,010	566,484
Equity method investment	11,707	11,707
Intangible assets other than goodwill	3,175,651	2,667,657
Property, plant and equipment	1,284,878	1,269,846
Deferred income tax assets	2,451,102	3,463,815

Total non-current assets	109,865,736	102,430,847

Total assets	264,386,633	228,174,014

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud S.A. at December 31, 2013 and December 31, 2012.

	As of December 31,
Net equity and liabilities	2013	2012
	ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	152,017,643	126,924,707
Trade payables and other payables	9,367,366	4,193,313
Current income tax liabilities	543,641	98,070
Current provision for employee benefits	539,068	539,753
Total current liabilities	162,467,718	131,755,843

Non-current liabilities
Other financial liabilities,	58,435,417	57,093,700
Trade accounts payables	1,334,706	631,197
Deferred income tax liabilities	1,292,601	1,623,259

Total non-current liabilities	61,062,724	59,348,156

Total liabilities	223,530,442	191,103,999

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	5,398,170	(2,324,000)
Other reserves	(4,121,400)	(185,406)

Net equity attributable to controlling shareholders	40,856,191	37,070,015
Non-controlling interest	—	—

Total net equity	40,856,191	37,070,015

Total net equity and liabilities	264,386,633	228,174,014

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud S.A. at December 31, 2013 and December 31, 2012.

	For the year ended December 31,
Statement of integral income	2013	2012
	ThCh$	ThCh$
Revenues from ordinary activities	48,375,633	36,388,016
Cost of Sales	(458,483)	(4,913,680)

Gross Margin	47,917,150	31,474,336
Administrative expenses	(28,108,339)	(27,328,182)
Financial income	144,562	120,992
Financial expenses	(13,389,526)	(11,487,735)
Exchange differences	(594)	(9,048)

Profit before tax	6,563,253	(7,229,637)
Income tax charge	(1,159,782)	1,580,324

Profit from ongoing operations	5,403,471	(5,649,313)

Net income	5,403,471	(5,649,313)

29	Restrictions, contingencies, legal proceedings and other matters

•	The subsidiary Cencosud S.A. (Argentina) has counter guaranteed with fixed assets certain guarantee deposits received from concessionaires. The pledged assets are mortgaged real estate with guarantee deposits received for 2013 and 2012 of ThCh$ 3,186,327 and ThCh$ 3,622,226, respectively. (See note 31.2 and 31.3)

•	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of year-end. The amounts of these claims are covered by a civil liability insurance policy.

•	A civil lawsuit was filed against the indirectly controlled affiliate GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

The contingencies and legal proceedings disclosed above are deemed to be of a possible outcome.

30	Leases

The Company leases installations, land, equipment and other assets under operating lease agreements.

The agreements have diverse durations and expiration periods, renewal rights and indexation clauses, which are mainly related to the inflation rate in the countries where the contracts are held.

30.1	Operating leases.

The Minimum Future Payments of leases, as a Lessee as of December 31, 2013 and 2012 are detailed below:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Up to one year	132,974,984	124,354,758
Between two and up to five years	492,226,414	470,134,378
Over five years	1,328,213,321	1,155,042,379

Total	1,953,414,719	1,749,531,515

Lease payments and subleases recognized in the statement of income:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Minimum payments from operational leases	155,286,694	125,765,684
Contingent leases from operational leases	13,514,956	16,479,307

Total	168,801,650	142,244,991

The Minimum Future payments of leases, as a Lessor as of December 31, 2013 and 2012 are detailed below:

	As of December 31,
	2013	2012
	ThCh$	ThCh$
Up to one year	132,839,245	113,114,028
Between two and five years	326,247,569	257,755,799
Over five years	95,137,675	68,874,974

Total	554,224,489	439,744,801

The contingent income recognized in the statement of income amounts to ThCh$ 27.642.623 (ThCh$ 23,996,512 as of December 31, 2012).

The Company has no individually significant operating leases, nor are there restrictions on the distribution of dividends or on incurring other leasing contracts or debt. All the contracts are at market values.

30.2	Financial leases

In Other property, plant and equipment are assets acquired under finance leases.

Property, plant and equipment, net	Balance as of,
	31/12/2013 ThCh$	31/12/2012 ThCh$
Land	8,026,326	8,804,193
Buildings	18,188,677	15,322,744
Information technology equipment	10,716,244	845,667
fixed installations and accessories	—	2,630,647
Equipment	151,656	8,178,650
Vehicles	394,144	960,694

Total	37,477,047	36,742,595

The values of the future payments under these leases are as follows:

	31/12/2013
Reconciliation of minimum lease payments	Present Value ThCh$	Interest ThCh$	Gross ThCh$
Less than one year	4,808,673	601,673	5,410,346
Between one and five years	10,357,480	2,417,808	12,775,288
More than five years	17,421,599	1,566,124	18,987,723

Total	32,587,752	4,585,605	37,173,357

	31/12/2012
Reconciliation of minimum lease payments	Present Value ThCh$	Interest ThCh$	Gross ThCh$
Less than one year	5,453,350	749,024	6,202,374
Between one and five years	10,766,639	2,795,194	13,561,833
More than five years	17,830,108	(922,093)	16,908,015

Total	34,050,097	2,622,125	36,672,222

31	Guarantees with third parties

The detail of the guarantees obtained is the following:

31.1	Guarantees received by project.

The amounts detailed below are related to off statements of financial position arrangement.

	As of December 31,
Grantor of the guarantee	2013	2012
	ThCh$	ThCh$
Constructora INALCO S.A.	378,304	167,147
Constructora Trebol Ltda.	—	105,136
Salfa Construcción S.A.	422,382	318,932
Ascensores OTIS Chile Ltda.	—	50,308
Constructora Cruzat S.A.	—	66,030
Traancura Ing. Constr. Ltda.	—	98,829
Constructora Cuevas y Purcell S.A.	335,449	1,094,558
Inmobiliaria y Constructora Class Ltda.	48,868	—
Empresa Constructora D L P Ltda.	58,024	—
Other Guarantees obtained for work completion	7,337	206,080

Total guarantees obtained for work completion	1,250,364	2,107,020
Guarantees received for store leases	8,403,703	8,214,781

Total guarantees obtained	9,654,067	10,321,801

31.2	Direct guarantees

	Debtor			Committed Assets
Guarantee creditor	Name	Relation	Guarantee type	Type	Book value 2013	Book value 2012
					ThCh$	ThCh$
Other	Cencosud S.A Argentina	Subsidiary	Mortgage	Property, plant and equipment	3,186,327	3,622,226
Total property, plant and equipment					3,186,327	3,622,226

31.3	Debt Balance from Direct Guarantees

	Debtor
Guarantee creditor	Name	Relation	Guarantee type	Book value 2013	Book value 2012
				ThCh$	ThCh$
Other	Cencosud S.A Argentina	Subsidiary	Mortgage	3,186,327	3,622,226

Total property, plant and equipment				3,186,327	3,622,226

32	Personnel distribution

The distribution of personnel of the Company is the following:

	As of December 31, 2013
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	15	767	396	1,178	1,170
Subsidiaries in Chile—Argentina Brazil—Peru—Colombia	1,454	12,794	138,212	152,460	153,254

Total	1,469	13,561	138,608	153,638	154,424

	As of December 31, 2012
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average
Cencosud S.A.	16	681	415	1,112	1,038
Subsidiaries in Chile—Argentina—Brazil—Peru—Colombia	1,068	14,574	141,213	156,855	141,637

Total	1,084	15,255	141,628	157,967	142,675

33	Stock options

As of December 31, 2013, the Company has a share-based compensation plan for executives of Cencosud S.A. and Affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives
Nature of the arrangement	2014 retention plan for executives
Date of grant	September 2013
Number of instruments granted	22,640,254 shares
Exercise price	Ch$ 2,600
Share price at granted date	Ch$ 2,071
Vesting	0.9; 1.9; 2.9; 3.9 years
Condition

a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in their employment relationship.

b) From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of their employment duties, at the Company’s sole discretion.

Settlement	Shares
Data used in the options pricing model:
Weighted average price of shares used	Ch$ 2,071
Exercise price	Ch$ 2,600
Expected volatility	23.4%
Expected term at grant day (in years)	0.9; 1.9; 2.9; 3.9 years
Risk free interest rate	5.0%
Expected dividends (dividends yield)	1%
Anticipated % of executives leaving the plan (at grant date)	10%
Fair value of the option at the grant date	Ch$ 157.49

As of December 31, 2012, the Company has the following compensation plans for executives, which during the month of April 2013 on the rights-based compensation plan for executives options were exercised Cencosud SA and subsidiaries that held the company. Details of the plans are described below:

Agreement	Stock options granted to key executives	Stock options granted to key executives
Nature of the arrangement	Years of service plan	Performance incentive
Date of grant	1/1/2010	1/1/2010
Number of instruments granted	8,392,143 shares	16,607,857 shares
Exercise price	Ch$ 1,750	Ch$ 1,750
Share price at granted date	Ch$ 1,766.8	Ch$ 1,766.8
Vesting	3.3	3.3
Condition

a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in their employment relationship.

b) From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of their employment duties, at the Company’s sole discretion.

The investing condition requires that EBITDA for the year ended December 31, 2012 (meaning the Consolidated net income of Cencosud S.A. plus financial interest, depreciation, amortization and income taxes and excluding the variation of adjustment unit and change by revaluation of investment properties) increase 100% or more based on the EBITDA for the year ended December 31, 2009 (amounting to ThCh$ 403,210,000. EBITDA is calculated based only on the businesses that the Company has or operates as of signing date of the stock options contract and excludes any acquisition (such as purchase, merger, or other similar transaction) made by the Company. The Board has approved a change to the performance incentive plan, as is described below.

Settlement	Shares	Shares
Data used in the options pricing model:
Weighted average price of shanes used	Ch$ 1,766.8	Ch$ 1,766.8
Exercise price	Ch$ 1,750	Ch$ 1,750
Expected volatility	16.0%	16.0%
Expected term at grant day (in years)	3.3	3.3
Risk free interest rate	4.7%	4.7%
Expected dividends (dividends yield)	0%	0%
Anticipated % of executives leaving the plan (at grant date)	10%	10%
Fair value of the option at the grant date	Ch$ 331.87	Ch$ 331.87

	Numbers of shares
Stock options granted to key executives	2013	2012
Outstanding as of the beginning of the period	18,443,792	22,717,830
Granted during the period	26,374,148	303,250
Forfeited during the period	(875,474)	(4,577,288)
Exercised during the period	21,931,802	—
Expired at the end of the period	—	—
Outstanding at the end of the period	22,010,664	18,443,792
Vested and expected to vest at the end of the period	22,010,664	18,443,792
Eligible for exercise at the end of the period	370	250

Stock options—Impact in P&L	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Impact in the income statement	3,743,479	2,297,559	2,297,562

The Board has approved a change to the performance incentive plan, changing the condition of exercise in accordance with the EBITDA increase percentage actually achieved. It was also agreed to postpone the deadline for exercising the stock option plans until April 22, 2013.

Additionally, the Board delegated to its Chairman the possibility of providing additional options to the aforementioned performance incentive plan to certain key executives under the condition that they not exceed the limit of number of shares approved by the Shareholders dated April 25, 2008 for this purpose.

At the end of each reporting period, the Company revises its estimates of the number of options that can be exercised. The estimated number of options to be exercised is 22,010,664 and 18,443,792 shares at December 31, 2013 and December 31, 2012, respectively.

In relation to the 2014 Retention Plan, the outstanding options as of December 31, 2013 had a weighted-average contractual life of 1.92 years. Incentive plans for retention and incentive, both had a weighted average contractual life of 0.31 year, as of December 31, 2012.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

34	Discontinued operations

As discussed in Note 2.1, these consolidated financial statements have been re-presented to retroactively present the Subject Companies as discontinued operations.

a)	Results of discontinued operation

In thousands of Chilean pesos	31/12/2013	31/12/2012	31/12/2011
For the quarter ended Dec 31, 2012	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	206,881,617	223,726,231	222,560,370
Cost of sales	(59,816,671)	(83,597,726)	(71,603,835)

Gross Margin	147,064,946	140,128,505	150,956,535

Other revenues by function	422,737	99,278	20,949
Distribution cost	0	0	(1,001)
Sales, general and administrative expenses	(60,173,810)	(59,282,610)	(52,240,990)
Other expenses by function	(30,165,944)	(14,149,014)	(14,250,022)
Other gain (losses),net	16,000	33,663	(32,089)

Results from operating activities	57,163,929	66,829,822	84,453,382

Finance income	(144,562)	(120,992)	271,119
Finance expenses	(34,828,823)	(32,391,409)	(28,368,319)
Participation in profit or loss of equity method associates	—	(2,695)	—
Exchange differences	(9,669,536)	9,372,744	(11,453,208)
(Losses) from indexation	(2,074,458)	(2,377,697)	(3,647,690)

Results from operating activities before income tax	10,446,550	41,309,773	41,255,284
Income Tax	(2,089,310)	(8,262,494)	(8,251,057)

Profit from discontinued operations	8,357,240	33,047,279	33,004,227

Depreciation and amortization	2,461,658	2,509,579	2,676,187
Earnings per share from discontinued operations, basic	3.0	14.2	14.6
Earnings per share from discontinued operations, diluted	3.0	14.2	14.6

Cash flows from (used in) discontinued operations

In thousands of Chilean pesos	31/12/2013	31/12/2012	31/12/2011
	ThCh$	ThCh$	ThCh$
Net cash from (used in) operating activities	62,716,526	50,441,523	30,124,663
Net cash from (used in) investing activities	(11,140,591)	2,523,768	(1,104,514)
Net cash from (used in) financing activities	8,888,132	(9,349,273)	(19,052,860)

35	Environmental matters

As of December 31, 2013 and 2012, the Company has not made disbursements related to the protection of the environment, and there are no future commitments with regards to this matter.

36	Sanctions

At December 31, 2013 and December 31, 2012 the Superintendence of Securities and Insurance and other administrative authorities have not applied sanctions to the Company or its Directors

37	Subsequent events

On April 1, 2014 the Group announced the successful refinancing of its liabilities to the amount of approximately USD 770 million, thus, reducing its debt payments for 2014 to USD 650 million and to USD 120 million for 2015 and reducing its liquidity requirements for the next 24 months. This successful refinancing is in line with the Group’s financial strategy which is to seek to extend payment terms for our debts in order to shift focus to the operations and ultimately deleverage the Group.

Between the date of issuance of these consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
	Name:	Sebastián Rivera Martínez
	Title:	Legal Manager

Date: January 29, 2015